Form 10-K, Exhibit 13
period 2003-12-31
GENERAL ELECTRIC CO
filed 2004-03-01
CIK 40545

Exhibit 13

FINANCIAL SECTION

ABOUT THESE FINANCIAL STATEMENTS

Keeping our investors well informed about GE is vitally important to us. In 2001, we committed to increasing our transparency, which led to the presentation of significantly more financial information and analysis in our annual report. We continue to be guided by that commitment. We believe the 2003 financial statements will provide you with even more insight about our company.

     The pages that follow have been organized to walk you through our financial condition and results from top to bottom.

FINANCIAL TABLE OF CONTENTS
42	Management's Discussion of Financial Responsibility

We begin with Management's Discussion of Financial Responsibility. Here our Chief Executive and Financial Officers discuss our unyielding commitment to rigorous oversight, controllership and visibility to investors.

43	Independent Auditors' Report	Then we present our Independent Auditors' Report, submitted by KPMG LLP. Here our auditors express their independent opinion on our consolidated financial statements.

44 44 44 49 55	Management's Discussion and Analysis Operations Overview of Our Earnings Segment Operations International Operations

The next section is Management's Discussion and Analysis. We begin the Operations section with an overview of our earnings from 2001 to 2003, which provides perspective on how the global economic environment has affected our businesses over the last three years. We then discuss various key operating results for GE industrial (GE) and financial services (GECS). Because of the fundamental differences in their businesses, reviewing certain information separately for GE and GECS offers a more meaningful analysis. This year's discussion of our segment results includes expanded quantitative and qualitative disclosure about the factors affecting segment revenues and profits, and the effects of recent acquisitions and significant transactions. Next is an overview of our operations from an international perspective.

57	Financial Resources and Liquidity

We then move to a discussion of our Financial Resources and Liquidity. Here we provide an overview of the major factors that affected our consolidated financial position. This section has been significantly expanded and reorganized to provide better insight into the liquidity and cash flow activities of GE and GECS.

65	Selected Financial Data	Selected Financial Data provides five years of financial information for GE and GECS. This table includes commonly used metrics that facilitate comparison with other companies.

67	Critical Accounting Estimates

Following that is our discussion of Critical Accounting Estimates used by management in preparing our financial statements. We discuss what these estimates are, why they are important, how they are developed and what could cause them to change.

70	Audited Financial Statements	Finally, we present our Audited Financial Statements, including consolidating data for GE and GECS, and related notes.

114	Glossary

For your convenience, we provide a Glossary of key terms used in our financial statements. We also continue to present our financial information electronically at www.ge.com/investor. This award-winning site is interactive and informative.

41         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION OF FINANCIAL RESPONSIBILITY

High quality financial reporting is an excellent measure of a company and its management. We demonstrate our commitment to high quality reporting by adopting appropriate accounting policies, devoting our full, unyielding commitment to ensuring that those policies are applied properly and consistently, and presenting our results in a manner that is complete and clear. We welcome suggestions from those who use our reports.

Rigorous Management Oversight

Members of our corporate leadership team review each of our businesses constantly, on matters that range from overall strategy and financial performance to staffing and compliance. Our business leaders constantly monitor real-time financial and operating systems, enabling us to identify potential opportunities and concerns at an early stage, and positioning us to develop and execute rapid responses. Our Board of Directors oversees management's business conduct, and our Audit Committee, which consists entirely of independent directors, oversees our system of controls and procedures. We continually examine our governance practices in an effort to enhance investor trust and improve the board's overall effectiveness. Our Presiding Director, who conducts at least three meetings per year with non-employee directors, has helped us to set more focused and effective meeting agendas. We changed compensation policies for our executives, including modifying CEO compensation to award equity grants only if key performance metrics are met, thereby aligning leadership's interests with the long-term interests of GE investors.

Dedication to Controllership

We maintain a dynamic system of controls and procedures–including internal controls over financial reporting–designed to ensure reliable financial record-keeping, transparent financial reporting and disclosure, protection of physical and intellectual property, and efficient, effective use of resources. We recruit, develop and retain a world-class financial team, including 520 internal auditors who conduct thousands of financial, compliance and process improvement audits each year, in every geographic area, at every GE business. The Audit Committee oversees the scope and results of these reviews. Our global integrity policies–the "Spirit & Letter"–require compliance with law and policy, and pertain to such vital issues as upholding financial integrity and avoiding conflicts of interest. These integrity policies are available in 27 languages, and we have provided them to every one of GE's more than 300,000 global employees, holding each of these individuals–from our top management on down–personally accountable for compliance. Our integrity policies serve to reinforce key employee responsibilities around the world, and we inquire extensively about compliance. Our strong compliance culture reinforces these efforts by requiring employees to raise any compliance concerns and by prohibiting retribution for doing so. We hold our consultants, agents and independent contractors to the same integrity standards.

Visibility to Investors

We are keenly aware of the importance of full and open presentation of our financial position and operating results. To facilitate this, we maintain a Disclosure Committee, which includes senior executives with exceptional knowledge of our businesses and the related needs of our investors. We ask this committee to evaluate the fairness of our financial and non-financial disclosures, and to report their findings to us and to the Audit Committee. We further ensure strong disclosure by holding more than 250 analyst and investor meetings every year, and by communicating any material information covered in those meetings to the public. In testament to the effectiveness of our stringent disclosure policies, investors surveyed annually by Investor Relations magazine have given us 19 awards in the last eight years, including Best Overall Investor Relations Program by a mega-cap company for six of those years. We are in regular contact with representatives of the major rating agencies, and our debt continues to receive their highest ratings. We welcome the strong oversight of our financial reporting activities by our independent audit firm, KPMG LLP, who are engaged by and report directly to the Audit Committee. Their report for 2003 appears on page 43.

A Great Company

GE continues to earn the admiration of the business world. We were named "The World's Most Respected Company" for the sixth consecutive year in the Financial Times annual CEO survey, ranking first for governance and integrity.

     Great companies are built on the foundation of reliable financial information and compliance with the law. For GE, the financial disclosures in this report are a vital part of that foundation. We present this information proudly, with the expectation that those who use it will understand our company, recognize our commitment to performance with integrity, and share our confidence in GE's future.

/s/ Jeffrey R. Immelt

Jeffrey R. Immelt
Chairman of the Board and
Chief Executive Officer

/s/ Keith S. Sherin

Keith S. Sherin
Senior Vice President, Finance, and
Chief Financial Officer

February 6, 2004

42         GE 2003 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

To Shareowners and Board of Directors of
General Electric Company

We have audited the accompanying statement of financial position of General Electric Company and consolidated affiliates ("GE") as of December 31, 2003 and 2002, and the related statements of earnings, changes in shareowners' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of GE management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements appearing on pages 70, 72, 74, 48 and 76-113 present fairly, in all material respects, the financial position of General Electric Company and consolidated affiliates at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, GE in 2003 changed its methods of accounting for variable interest entities and asset retirement obligations, in 2002 changed its methods of accounting for goodwill and other intangible assets and for stock-based compensation, and in 2001 changed its methods of accounting for derivative instruments and hedging activities and impairment of certain beneficial interests in securitized assets.

     Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages 71, 73 and 75 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual entities. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Stamford, Connecticut

February 6, 2004

43         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONS

Our consolidated financial statements combine the industrial manufacturing and product services businesses of General Electric Company (GE) and the financial services businesses of General Electric Capital Services, Inc. (GECS or financial services).

     We present Management's Discussion of Operations in three parts: Overview of Our Earnings from 2001 through 2003, Segment Operations and International Operations.

     In the accompanying analysis of financial information, we sometimes refer to data derived from consolidated financial information but not required by U.S. generally accepted accounting principles (GAAP) to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission (SEC) regulations; those rules require the supplemental explanation and reconciliation provided on page 69.

ON JANUARY 1, 2004, WE SIMPLIFIED OUR ORGANIZATION. With 11 operating segments, we will achieve lower costs of operations in platforms that will accommodate our future growth. The new segments most affected by this change follow:

  Advanced Materials–plastics, silicones and quartz
  Infrastructure–water, security, sensors and Fanuc Automation
  Transportation–aircraft engines and rail
  Consumer and Industrial–appliances, lighting and industrial
  Commercial Finance–the combination of Commercial Finance and the Fleet Services business that was previously part of Equipment Management
  Equipment and Other Services–the combination of Equipment Management and the former All Other GECS segments

Results for 2003 in this financial section are reported on the 13 business basis in effect in 2003.

     During 2003, we entered into an agreement to acquire U.K.-based Amersham plc, a world leader in medical diagnostics and life sciences. We also entered into an agreement to merge NBC with Vivendi Universal Entertainment to create one of the world's premier media companies, NBC Universal.

     We announced in November 2003 our intent for an initial public offering (IPO) of a new company, Genworth Financial, Inc. (Genworth), comprising most of our life and mortgage insurance businesses. We plan to sell approximately one-third of Genworth's equity in the IPO, and we expect (subject to market conditions) to reduce our ownership over the next three years as Genworth transitions to full independence. We commenced the IPO process in January 2004 and expect to complete the IPO in the first half of the year, subject to market conditions and receipt of various regulatory approvals.

WE DECLARED $7.8 BILLION IN DIVIDENDS IN 2003. Per-share dividends of $0.77 were up 5% from 2002, following an 11% increase from the preceding year. We have rewarded our shareowners with 28 consecutive years of dividend growth. Our dividend growth for the past five years has significantly outpaced dividend growth of companies in the Standard & Poor's 500 stock index.

     Except as otherwise noted, the analysis in the remainder of this section presents the results of GE (with GECS included on a one-line basis) and GECS. See the Segment Operations section on page 49 for a more detailed discussion of the businesses within GE and GECS.

Overview of Our Earnings from 2001 through 2003

The global economic environment must be considered when evaluating our 2001 to 2003 results. Important factors for us included slow global economic growth, a mild U.S. recession that did not cause significantly higher credit losses, lower global interest rates, distinct developments in three industries that are significant to us (power generation, property and casualty insurance and commercial aviation), and escalating raw material prices. As you will see in detail in the following pages, our diversification and risk management strategies reduced the earnings effects of many of the significant developments of the last three years.

     If, for comparison, we adjust 2001 results for the required accounting change to stop goodwill amortization, our earnings would have increased modestly in percentage terms over this three-year period. This modest increase results from a combination of factors, both positive and negative.

     First, consider two businesses whose results were noteworthy.

  Power Systems is significant to our consolidated results, at 16% and 21% of three-year revenues and earnings before accounting changes, respectively. Power Systems was significantly affected by the unprecedented industry dynamics sometimes referred to as the "U.S. power bubble," a phenomenon that dramatically increased demand for power generation

44         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

equipment, peaking during 2002. Power Systems continued shipping large numbers of gas turbine units in 2002, reaching $0.09 per share growth in earnings–up 29% from 2001. (Note that per-share results we present in this discussion are on a diluted basis.) The subsequent 2003 decline in shipments was reflected in the $0.14 per share drop in 2003 earnings. We foresaw the 2002 end of the "bubble" and took appropriate action to cushion the downturn, right-sizing the business and growing and investing in other lines of the power generation business such as product services and GE Wind. The result is a Power Systems business whose results are remarkable from any perspective save its own extraordinary recent history.

  At Employers Reinsurance Corporation (ERC), we, like most of the reinsurance industry, faced volatility throughout the period. We are now confident we have worked through our historical underwriting mistakes. But in 2002 we recognized losses on our 1997-2001 business, increasing loss reserves by $3.5 billion, resulting in a loss of $0.18 per share in 2002, a decline of $0.19 per share from 2001. In 2003, our turnaround efforts started to pay off. We realized benefits from improved ERC operations and ERC earnings rebounded by $0.23 per share to a profit of $0.05 per share.

Most of our operations achieved operating results in line with expectations in the 2001 to 2003 economic environment.

  Commercial and Consumer Finance at 22% and 33% of consolidated three-year revenues and earnings before accounting changes, respectively, are large, profitable growth businesses in which we continue to invest with confidence. In a challenging economic environment, these businesses grew earnings by $0.09 per share in 2003 and $0.06 per share in 2002. Solid core growth, disciplined risk management and successful acquisitions have delivered these strong results.
  Our transportation businesses–Aircraft Engines and Transportation Systems–continued to invest in market-leading technology and services. While our commercial aviation and rail customers were sometimes understandably reluctant to buy new equipment in these markets, our business model also succeeds by diversification. Product services and the military engines business continued strong, and overall these businesses grew 6%, or $0.01 per share, in 2003, following a 3% decline in 2002.
  NBC and Medical Systems contributed strong performances in their distinct markets. NBC's leadership in key demographics yielded higher pricing on strong demand from advertisers. Medical Systems continued to invest in new products and sustained its product leadership position, with strong double-digit growth in Healthcare IT and Ultrasound. The successful acquisitions of Bravo and Instrumentarium also provided growth, and Telemundo improved to a promising position entering 2004. Earnings from these segments increased $0.03 per share in 2003 following a $0.02 per share increase in 2002.
  Plastics, Equipment Management, Consumer Products, Industrial Products and Systems and Specialty Materials are economically sensitive and consequently were affected adversely by the U.S. recession and by slow global growth in developed countries. Even in the difficult environments they face, these businesses continued to succeed in their primary role in GE, to generate cash. Higher capacity, in combination with declining or weak volume growth in many of these industries, resulted in fierce competitive price pressures. Plastics was hit particularly hard because of additional pressures from inflation in certain raw materials such as benzene and natural gas. Earnings from this group of businesses as a whole declined by $0.07 per share over this period with Plastics down $0.03 per share in 2003 and $0.02 per share in 2002. Acquisitions of new growth platforms, such as security and water, offset some of the weakness in these core product lines, and we continue to foresee dramatic growth in these platforms.

Other factors that were important to our recent earnings performance included reduced earnings from our principal postretirement benefit plans (down $0.05 per share in 2003 following a decline of $0.07 per share in 2002) and unusual events in 2002 such as the gains on the sale of Global eXchange Services ($0.03 per share) and the Bravo exchange net of restructuring ($0.03 per share), as well as favorable tax settlements with the U.S. Internal Revenue Service (IRS) in 2002 ($0.04 per share).

     Acquisitions affected our operations and contributed $5.4 billion, $7.2 billion and $3.5 billion, respectively, to each of the last three year's consolidated revenues. Our consolidated net earnings in 2003, 2002 and 2001 included approximately $0.5 billion,

45         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

$0.6 billion and $0.2 billion, respectively, from acquired businesses. We integrate acquisitions as quickly as possible and only revenues and earnings during the first 12 months following the quarter in which we complete the acquisition are attributed to such businesses.

     Significant matters in our Statement of Earnings, pages 70 and 71, are explained below.

OPERATING MARGIN is sales of goods and services less the costs of goods and services sold, as well as selling, general and administrative expenses. GE operating margin was 15.9% of sales in 2003, down from 19.1% in 2002 and 19.6% in 2001. The decrease in 2003 was attributable to lower operating margins at Power Systems and Plastics. The decline in 2002 was attributable to Plastics and the Lighting business in Consumer Products, and also reflected $0.6 billion of restructuring and other charges, partially offset by improvements in operating margins at Power Systems and NBC. Restructuring and other charges included $0.4 billion for rationalizing certain operations and facilities of GE's worldwide industrial businesses.

     Sales of product services were $22.9 billion in 2003, a 10% increase over 2002. Increases in product services in 2003 and 2002 were widespread, led by continued strong growth at Power Systems, Medical Systems and Specialty Materials. Operating margin from product services was approximately $5.3 billion, compared with $5.2 billion in 2002. The increase reflected improvements at Power Systems and Specialty Materials.

TOTAL COST PRODUCTIVITY (sales in relation to costs, both on a constant dollar basis) for GE was negative 1.3% in 2003 on declining volume at Power Systems and Plastics. In 2002 variable cost productivity improvements (led by Industrial Systems and Plastics) and base cost productivity improvements at Plastics were more than offset by lower base cost productivity, primarily at Power Systems, Industrial Systems and Specialty Materials.

PRINCIPAL POSTRETIREMENT BENEFIT PLANS contributed modestly to pre-tax earnings in 2003, compared with $0.8 billion and $1.5 billion in 2002 and 2001, respectively. Benefit costs relating to these plans increased in 2003 primarily because of a reduction in the pension discount rate for the year from 7.25% to 6.75% (which increased the pension obligation), amortization of prior years' investment losses, plan benefit changes resulting from union negotiations and increases in retiree medical and drug costs.

     Considering current and expected asset allocations, as well as historical and expected returns on various categories of assets in which our plans are invested, we assumed that long-term returns on our pension plan assets would be 8.5% in 2003 and 2002 and 9.5% in 2001. Reducing the assumed return by 100 basis points in 2002 increased annual pension costs by about $480 million pretax. Actual annual investment returns are extremely volatile. Because this short-term market volatility occurs in context of the long-term nature of pension plans, U.S. accounting principles provide that differences between assumed and actual returns are recognized over the average future service of employees. See notes 5 and 6 for additional information about funding status, components of earnings effects and actuarial assumptions of the plans. See page 68 for discussion of pension assumptions.

     We believe our postretirement benefit costs will increase in 2004 for a number of reasons, including a further reduction in the pension discount rate from 6.75% to 6.0%, additional amortization of investment losses, plan benefit changes as a result of union negotiations and continued increases in retiree healthcare costs. We continue to expect that our plan assets will earn 8.5%, on average, over the long term.

     We will not make any contributions to the GE Pension Plan in 2004. To the best of our ability to forecast the next five years, we do not anticipate making contributions to that Plan so long as expected investment returns are achieved. The present funding status provides assurance of benefits for our participants, but future effects on operating results and funding depend on economic conditions and investment performance.

GE INTEREST AND OTHER FINANCIAL CHARGES amounted to $0.9 billion, $0.6 billion and $0.8 billion in 2003, 2002 and 2001, respectively. Interest costs in 2003 were higher as a result of our issuing $5.0 billion of long-term bonds in the first quarter of the year and higher average short-term borrowings, partially offset by lower average interest rates. The decrease in 2002 was primarily the result of reduced interest on lower tax liabilities following the 2002 settlements described on page 47.

46         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GECS INTEREST EXPENSE ON BORROWINGS was $9.9 billion in 2003 and 2002, compared with $10.6 billion in 2001. Changes over the three-year period reflected the effects of lower interest rates, partially offset by the effects of higher average borrowings of $279.7 billion, $250.1 billion and $212.2 billion in 2003, 2002 and 2001, respectively, used to finance asset growth and acquisitions. The average composite effective interest rate was 3.5% in 2003, compared with 4.1% in 2002 and 5.1% in 2001. In 2003, average assets of $521.6 billion were 15% higher than in 2002, which in turn were 18% higher than in 2001. See page 60 for a discussion of interest rate risk management.

INCOME TAXES on consolidated earnings before accounting changes were 21.7%, compared with 19.9% in 2002 and 28.3% in 2001. Our consolidated income tax rate increased in 2003 by 1.8 percentage points over 2002 because our savings from 2003 business dispositions were less than our 2002 savings from settlements with the IRS. Income tax rates were lower than what they otherwise would have been in both 2003 and 2002 because of the increasing share of earnings from lower taxed international operations. A more detailed analysis of differences between the U.S. federal statutory rate and the consolidated rate, as well as other information about our income tax provisions, is provided in note 7. The nature of business activities and associated income taxes differ for GE and for GECS, and a separate analysis of each is presented in the paragraphs that follow.

     Because GE tax expense does not include taxes on GECS earnings, the GE effective tax rate is best analyzed in relation to GE earnings excluding GECS. In 2003, 2002 and 2001, respectively, GE's pre-tax earnings excluding GECS were $10.7 billion, $14.3 billion and $12.7 billion. On this basis, GE's effective tax rate was 26.7% in 2003 and 2002, and 32.9% in 2001. The 2003 GE rate was reduced by approximately 1.7 percentage points because certain reductions in pre-tax earnings–specifically, lower earnings at Power Systems and from our principal pension plans–affected taxes at higher than our average rate. The 2003 GE rate was also reduced by approximately 1.0 percentage point (after adjusting for the effect of the lower pre-tax income at Power Systems and our principal pension plans) from a tax benefit on the disposition of shares of GE Superabrasives U.S., Inc., included in the line, "All other–net" in note 7. In 2002, GE entered into settlements with the IRS concerning certain export tax benefits. The effect of the settlements, the tax portion of which is included on the line "Tax on international activities including exports" in note 7, was a reduction of the GE tax rate of approximately 2.7 percentage points. Also in 2002, GE entered into a tax-advantaged transaction to exchange certain assets for the cable network Bravo. The related reduction of approximately 1.0 percentage point in the GE effective tax rate is reflected in the line, "All other–net" in note 7.

     GECS effective tax rate was 15.8% in 2003, negative 1.7% in 2002 and 19.8% in 2001. The increase from 2002 to 2003 reflected the absence of a current year counterpart to the 2002 pre-tax loss at ERC and the IRS settlements discussed below, as well as lower pre-tax losses at GE Equity, partially offset by an approximately three percentage point decrease due to the 2003 pre-tax loss and tax benefit on the disposition of shares of ERC Life Reinsurance Corporation (ERC Life), included in the line "All other–net" in note 7.

     GECS 2002 effective tax rate reflected pre-tax losses at ERC and GE Equity, the effects of lower taxed earnings from international operations and favorable tax settlements with the IRS. Pre-tax losses of $2.9 billion at ERC and $0.6 billion at GE Equity reduced the effective tax rate of GECS by approximately 17 percentage points.

     During 2002, as a result of revised IRS regulations, GECS reached a settlement with the IRS allowing the deduction of previously realized losses associated with the prior disposition of Kidder Peabody. Also during 2002, we reached a settlement with the IRS regarding the treatment of certain reserves for obligations to policyholders on life insurance contracts in the GE Financial Assurance business. The benefits of these settlements, which reduced the GECS tax rate approximately four percentage points (excluding the ERC and GE Equity losses), are included in the line "All other–net" in note 7.

47         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF OPERATING SEGMENTS

	General Electric Company and consolidated affiliates

For the years ended December 31 (In millions)	2003	2002	2001	2000	1999

REVENUES
Aircraft Engines	$10,703	$11,141	$11,389	$10,779	$10,730
Commercial Finance	18,869	17,781	15,759	15,333	12,302
Consumer Finance	12,845	10,266	9,508	9,320	7,562
Consumer Products	8,282	8,456	8,435	8,717	8,525
Equipment Management	4,707	4,766	4,904	5,501	5,309
Industrial Products and Systems	8,396	7,441	6,742	6,628	6,284
Insurance	26,194	23,296	23,890	24,766	19,433
Medical Systems	10,198	8,955	8,409	7,275	6,171
NBC	6,871	7,149	5,769	6,797	5,790
Plastics	5,245	5,245	5,252	6,013	5,315
Power Systems	18,462	22,926	20,211	14,861	10,099
Specialty Materials	3,126	2,406	1,817	2,007	1,803
Transportation Systems	2,543	2,314	2,355	2,263	2,358
All Other GECS	1,664	2,590	4,795	11,789	11,663
Corporate items and eliminations	(3,918)	(2,522)	(2,819)	(1,664)	(1,194)

CONSOLIDATED REVENUES	$134,187	$132,210	$126,416	$130,385	$112,150

SEGMENT PROFIT
Aircraft Engines	$2,148	$2,060	$2,147	$2,000	$1,739
Commercial Finance	3,765	3,189	2,788	2,416	1,834
Consumer Finance	2,161	1,799	1,602	1,295	848
Consumer Products	557	495	648	879	971
Equipment Management	172	313	377	484	416
Industrial Products and Systems	631	597	626	676	611
Insurance	2,102	(95)	1,879	2,201	2,142
Medical Systems	1,701	1,546	1,498	1,321	1,107
NBC	1,998	1,658	1,408	1,609	1,427
Plastics	422	843	1,166	1,518	1,297
Power Systems	4,076	6,255	4,860	2,523	1,537
Specialty Materials	381	282	267	347	293
Transportation Systems	460	402	400	436	437
All Other GECS	(446)	(580)	(508)	(584)	(285)

Total segment profit	20,128	18,764	19,158	17,121	14,374
GECS goodwill amortization	—	—	(552)	(620)	(512)
GE corporate items and eliminations	(741)	775	532	844	872
GE interest and other financial charges	(941)	(569)	(817)	(811)	(810)
GE provision for income taxes	(2,857)	(3,837)	(4,193)	(3,799)	(3,207)

Earnings before accounting changes	15,589	15,133	14,128	12,735	10,717
Cumulative effect of accounting changes	(587)	(1,015)	(444)	—	—

CONSOLIDATED NET EARNINGS	$15,002	$14,118	$13,684	$12,735	$10,717

The notes to consolidated financial statements on pages 76-113 are an integral part of this summary.

48         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Segment Operations

REVENUES AND SEGMENT PROFIT FOR OPERATING SEGMENTS are shown on page 48. As discussed in our 2002 Annual Report, effective January 1, 2003, we made changes to the way we report our segments, including the use of business specific, market-based leverage in measuring performance of our financial services businesses. Also, as a result of changes in the way we operated our industrial businesses during 2003, we disaggregated and reported Medical Systems, Plastics, Specialty Materials and Transportation Systems as separate segments. Prior year information has been reclassified to conform to the 2003 presentation. For additional information, including a description of the products and services included in each segment, see pages 112 and 113.

     Segment profit is determined based on internal performance measures used by the Chief Executive Officer to assess the performance of each business in a given period. In connection with that assessment, the Chief Executive Officer may exclude matters such as charges for restructuring; rationalization and other similar expenses; certain gains/losses from dispositions; and litigation settlements or other charges, responsibility for which precedes the current management team.

     Segment profit always excludes goodwill amortization, the effects of principal pension plans and accounting changes. Segment profit excludes or includes interest and other financial charges and segment income taxes according to how a particular segment management is measured–excluded in determining operating profit for Aircraft Engines, Consumer Products, Industrial Products and Systems, Medical Systems, NBC, Plastics, Power Systems, Specialty Materials and Transportation Systems; included in determining segment profit which we refer to as "segment net earnings" for Commercial Finance, Consumer Finance, Equipment Management, Insurance and All Other GECS.

AIRCRAFT ENGINES revenues decreased 4% to $10.7 billion in 2003 reflecting lower volume ($0.5 billion), primarily related to commercial aircraft and industrial aero-derivative engines, partially offset by higher military spare parts volume. Despite the decrease in revenues, operating profit rose 4% to $2.1 billion reflecting the effects of productivity ($0.2 billion) largely from workforce efficiency, and lower research and development spending upon completion of certain development programs, more than offsetting the effect of decreased volume ($0.1 billion). Aircraft Engines reported a 2% decrease in revenues in 2002 as commercial engine pricing pressures and reduced commercial product services revenues, combined with lower industrial units, were substantially offset by increased military sales. Operating profit in 2002 was 4% lower than in 2001, primarily as a result of lower pricing ($0.1 billion) including pricing for commercial engines, lower product services volume from reduced customer flight hours, and higher labor costs, partially offset by lower material costs and productivity.

     See GE Corporate Items and Eliminations on page 55 for a discussion of items not allocated to this segment.

     In 2003, revenues from sales to the U.S. government were $2.4 billion, compared with $2.2 billion and $1.9 billion in 2002 and 2001, respectively.

     Aircraft Engines received orders of $10.4 billion in 2003, compared with $11.6 billion in 2002 as military orders decreased from $4.3 billion to $2.2 billion and commercial engines increased $0.6 billion to $2.3 billion. The $10.5 billion total backlog at year-end 2003 comprised unfilled product orders of $7.9 billion (of which 37% was scheduled for delivery in 2004) and product services orders of $2.6 billion scheduled for 2004 delivery. Comparable December 31, 2002, total backlog was $11.4 billion.

COMMERCIAL FINANCE
(In millions)	2003	2002	2001

REVENUES
Real Estate	$2,386	$2,124	$1,886
Commercial Equipment Financing	4,494	4,539	4,212
Corporate Financial Services	2,467	2,350	1,758
Structured Finance	1,423	1,243	1,093
Aviation Services	2,881	2,694	2,173
Vendor Financial Services	4,456	4,130	3,954
Healthcare Financial Services	735	665	372
Other Commercial Finance	27	36	311

Total revenues	$18,869	$17,781	$15,759

NET REVENUES
Total revenues	$18,869	$17,781	$15,759
Interest expense	5,577	5,753	5,754

Total net revenues	$13,292	$12,028	$10,005

NET EARNINGS
Real Estate	$834	$650	$528
Commercial Equipment Financing	817	719	640
Corporate Financial Services	675	599	384
Structured Finance	576	488	399
Aviation Services	506	454	497
Vendor Financial Services	432	369	332
Healthcare Financial Services	153	122	37
Other Commercial Finance	(228)	(212)	(29)

Total net earnings	$3,765	$3,189	$2,788

49       GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31 (In millions)	2003	2002

TOTAL ASSETS
Real Estate	$27,767	$29,522
Commercial Equipment Financing	53,273	51,757
Corporate Financial Services	29,646	26,897
Structured Finance	21,309	19,293
Aviation Services	33,271	30,512
Vendor Financial Services	24,855	25,518
Healthcare Financial Services	8,367	7,905
Other Commercial Finance	5,495	2,841

Total assets	$203,983	$194,245

Financing receivables–net	$130,129	$128,277

Commercial Finance revenues and net earnings increased 6% and 18%, respectively, compared with 2002. The increase in revenues resulted primarily from acquisitions across substantially all businesses ($0.9 billion), higher investment gains at Real Estate ($0.1 billion) and origination growth, partially offset by lower securitization activity at Commercial Equipment Financing ($0.1 billion). The increase in net earnings resulted primarily from origination growth, acquisitions across substantially all businesses ($0.2 billion), higher investment gains at Real Estate as a result of the sale of properties and our investments in Regency Centers and Prologis ($0.1 billion), lower credit losses ($0.1 billion) resulting from continued improvement in overall portfolio credit quality as reflected by lower delinquencies and nonearning receivables, and growth in lower taxed earnings from international operations ($0.1 billion).

     The most significant acquisitions affecting Commercial Finance 2003 results were the commercial inventory financing business of Deutsche Financial Services and the structured finance business of ABB, both of which were acquired during the fourth quarter of 2002. These two acquisitions contributed $0.5 billion and $0.1 billion to 2003 revenues and net earnings, respectively.

     The 2002 increase in revenues of 13% principally reflected acquisitions and increased originations across substantially all businesses, partially offset by reduced market interest rates and lower securitization activity at Corporate Financial Services and Commercial Equipment Financing. The 2002 net earnings increase of 14% primarily reflected acquisitions ($0.4 billion) and origination growth, productivity across all businesses and growth in lower taxed earnings from international operations, partially offset by increased credit losses and lower securitization activity at Corporate Financial Services and Commercial Equipment Financing.

     See All Other GECS on page 54 for a discussion of items not allocated to this segment.

CONSUMER FINANCE
(In millions)	2003	2002	2001

REVENUES
Global Consumer Finance	$8,502	$6,489	$5,561
Card Services	4,343	3,777	3,947

Total revenues	$12,845	$10,266	$9,508

NET REVENUES
Total revenues	$12,845	$10,266	$9,508
Interest expense	2,696	2,143	2,179

Total net revenues	$10,149	$8,123	$7,329

NET EARNINGS
Global Consumer Finance	$1,478	$1,224	$1,034
Card Services	781	670	669
Other Consumer Finance	(98)	(95)	(101)

Total net earnings	$2,161	$1,799	$1,602

December 31 (In millions)	2003	2002

TOTAL ASSETS
Global Consumer Finance	$87,387	$58,310
Card Services	19,143	18,655

Total assets	$106,530	$76,965

Financing receivables–net	$90,693	$63,254

Consumer Finance revenues increased 25% in 2003, a result of acquisitions ($1.1 billion), the net effects of the weaker U.S. dollar ($0.7 billion), origination growth as a result of continued global expansion and the premium on the sale of The Home Depot private label credit card receivables ($0.1 billion). Net earnings increased 20% in 2003 as a result of origination growth, growth in lower taxed earnings from international operations, the premium on the sale of The Home Depot private label credit card receivables ($0.1 billion) and acquisitions. These increases were partially offset by lower securitization activity at Card Services ($0.2 billion) and lower earnings in Japan, principally as a result of increased personal bankruptcies.

     The most significant acquisitions affecting Consumer Finance 2003 results were First National Bank, which provides mortgage and sales finance products in the United Kingdom, and the retail sales finance unit of Conseco Finance Corp., both of which were acquired during the second quarter of 2003. These businesses contributed $0.7 billion and $0.1 billion to 2003 revenues and net earnings, respectively.

     Revenues increased in 2002 primarily as a result of acquisitions ($0.8 billion) and increased international originations, partially offset by lower securitization activity at Card Services ($0.4 billion). Net earnings increased 12% in 2002, as a result of origination growth, acquisitions ($0.1 billion), growth in lower taxed earnings from international operations and productivity benefits, partially offset by lower securitization activity at Card Services ($0.1 billion).

     See All Other GECS on page 54 for a discussion of items not allocated to this segment.

50         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSUMER PRODUCTS revenues decreased 2% to $8.3 billion in 2003, reflecting lower selling prices ($0.2 billion) primarily of home appliances and consumer lighting products. Operating profit rose 13% to $0.6 billion in 2003, as lower base costs ($0.1 billion), primarily achieved by combining the lighting and appliance businesses, and the mix of higher-margin appliances more than offset the effects of lower product pricing ($0.2 billion). In 2002, Consumer Products revenues of $8.5 billion were flat compared with 2001 as 5% higher appliances revenues, reflecting success of new products, were offset by a 9% decline in revenues from lighting products. Operating profit decreased 24% in 2002 to $0.5 billion, with adverse results in the lighting products business, particularly lower prices, higher base costs and higher charges resulting from customer credit issues. Lower prices reduced 2002 operating profit by $0.1 billion.

EQUIPMENT MANAGEMENT
(In millions)	2003	2002	2001

REVENUES	$4,707	$4,766	$4,904

NET REVENUES
Total revenues	$4,707	$4,766	$4,904
Interest expense	741	812	905

Total net revenues	$3,966	$3,954	$3,999

NET EARNINGS	$172	$313	$377

December 31 (In millions)	2003	2002

TOTAL ASSETS	$25,469	$25,222

Equipment leased to others	$12,482	$11,285

Equipment Management revenues and net earnings decreased 1% and 45%, respectively, in 2003 compared with 2002. The decrease in revenues resulted primarily from lower asset utilization and lower prices ($0.2 billion), an effect of industry-wide excess equipment capacity reflective of current economic conditions in the road and rail transportation sector. Also contributing to the decrease were $0.1 billion lower gains on asset sales related to our continuing strategy to optimize fleet mix, age and size. These decreases were substantially offset by the net effects of the weaker U.S. dollar ($0.3 billion) and the results of acquisitions. The decrease in net earnings resulted primarily from lower asset utilization, lower price and lower gains on asset sales.

     Equipment Management experienced business-wide declining utilization rates throughout 2002, resulting in both lower revenues and lower earnings. Equipment Management realized productivity benefits in 2002, partially offsetting lower utilization rate's effect on earnings.

     See All Other GECS on page 54 for a discussion of items not allocated to this segment.

INDUSTRIAL PRODUCTS AND SYSTEMS
(In millions)	2003	2002	2001

REVENUES
Industrial Systems	$5,517	$4,968	$4,440
GE Supply	2,879	2,473	2,302

Total revenues	$8,396	$7,441	$6,742

OPERATING PROFIT
Industrial Systems	$501	$488	$527
GE Supply	130	109	99

Total operating profit	$631	$597	$626

Industrial Products and Systems reported revenues of $8.4 billion, 13% higher than in 2002, primarily as a result of $0.5 billion of sales from recently acquired businesses that more than offset the effects of lower prices, while operating profit rose 6% to $0.6 billion in 2003. Industrial Systems revenues rose $0.5 billion on higher volume ($0.3 billion). Operating profit was slightly higher as productivity ($0.1 billion), higher volume, primarily as a result of recently acquired businesses, and an investment gain were partially offset by $0.1 billion from lower prices. In 2002, Industrial Systems revenues rose 12% compared with 2001 on higher volume ($0.6 billion), but operating profit declined 7%, reflecting the negative effects of lower selling prices ($0.1 billion).

INSURANCE
(In millions)	2003	2002	2001

REVENUES
GE Financial Assurance	$13,130	$12,317	$12,826
Mortgage Insurance	1,293	1,090	1,075
GE Global Insurance
Holding (ERC)	11,600	9,432	9,453
Other Insurance	171	457	536

Total revenues	$26,194	$23,296	$23,890

NET EARNINGS
GE Financial Assurance	$918	$934	$1,088
Mortgage Insurance	564	538	500
GE Global Insurance
Holding (ERC)	481	(1,794)	78
Other Insurance	139	227	213

Total net earnings	$2,102	$(95)	$1,879

Insurance revenues increased $2.9 billion (12%) in 2003 on increased premium revenues ($2.2 billion), a gain of $0.6 billion on sale of GE Edison Life Insurance Company (Edison Life) by GE Financial Assurance, higher investment income ($0.4 billion) and the net effects of the weaker U.S. dollar ($0.7 billion). The premium revenue increase reflected continued favorable pricing at ERC ($0.5 billion), net volume growth in certain ERC and GE Financial Assurance businesses ($0.8 billion), absence of prior year loss adjustments ($0.4 billion), adjustment of current year

51         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

premium accruals to actual ($0.3 billion) and lower levels of ceded premiums resulting from a decline in prior year ERC loss events ($0.1 billion). Partial revenue offsets resulted from absence of revenues following the sale of Edison Life ($0.7 billion) and a $0.2 billion loss on the disposition of Financial Guaranty Insurance Company (FGIC) at the end of 2003. Revenues decreased 2% in 2002, principally the result of ongoing planned run-off of acquired policies at Toho and lower realized investment gains.

     Net earnings increased $2.2 billion in 2003, primarily from the substantial improvement in current operating results at ERC ($2.3 billion) reflecting improved underwriting, lower adverse development (discussed below) and generally favorable industry conditions during the year. Net earnings also benefited from the gain on the sale of Edison Life ($0.3 billion). These increases were partially offset by the absence of a current year counterpart to the favorable tax settlement with the IRS in 2002 ($0.2 billion) and the loss on the sale of FGIC ($0.1 billion after tax).

     Net earnings decreased $2.0 billion in 2002, primarily the result of adverse development at ERC. Also in 2002, investment gains decreased, an effect partially offset by core premium growth including higher premium pricing at ERC, and benefit from the favorable tax settlement with the IRS at GE Financial Assurance.

     As described on page 68 under the caption "Insurance liabilities and reserves," insurance loss provisions are adjusted up or down based on the best available estimates. Reported claims activity at ERC related to prior year loss events, particularly for liability-related exposures underwritten in 1997 through 2001, has performed much worse than we anticipated.

  In the fourth quarter of 2002, considering the continued acceleration in reported claims activity, we concluded that our best estimate of ultimate pre-tax losses was $2.5 billion higher in the range of reasonably possible loss scenarios than we had previously estimated. The more significant 2002 adverse development was in hospital medical malpractice, product liability and professional liability ($0.3 billion each) and umbrella liability, workers compensation, individual liability and asbestos ($0.2 billion each). With amounts recognized in the first three quarters of 2002, our total 2002 pre-tax charge for adverse development at ERC amounted to $3.5 billion.
  In 2003, we continued to monitor our reported claims activity compared with our revised expected loss levels. In a majority of our lines of business, reported claims activity in 2003 was reasonably close to expected amounts. In a few lines–principally medical malpractice, product liability and certain director and officer related coverage–reported claims volumes exceeded our revised loss expectations. Accordingly, we increased our loss reserves to the newly-indicated ultimate levels in 2003, recording adverse development of $0.9 billion pretax. We are confident we have worked through our historical underwriting mistakes.

Throughout 2003, ERC has remained disciplined in rejecting risks that either fail to meet the established standards of price or terms and conditions, or that involve risks for which sufficient historical data do not exist to permit us to make a satisfactory evaluation. For risks that pass our criteria, we have sought to retain and even judiciously expand our business. On the other hand, we have curtailed or exited business in particular property and casualty business channels when expected returns do not appear to justify the risks.

     ERC's improved operating performance is illustrated by its "combined ratio"–the sum of claims-related losses incurred plus related underwriting expenses in relation to earned premiums. A combined ratio of less than 100% reflects an underwriting profit, that is, profit before investment income, another significant revenue source for most insurance entities. ERC's 2003 combined ratio was 106%, but, in an early indication of the effectiveness of our revised underwriting standards, the combined ratio excluding prior-year loss events was 93%.

     Our Mortgage Insurance business had favorable development throughout the three years ended December 31, 2003, primarily reflecting continued strength in certain real estate markets and the success of our loss containment initiatives in that business.

     See All Other GECS on page 54 for a discussion of items not allocated to this segment and the discussion on page 44 of our planned Genworth offering.

MEDICAL SYSTEMS revenues increased 14% to $10.2 billion in 2003 reflecting $0.5 billion of sales from recently acquired businesses, primarily Instrumentarium, and other volume growth ($0.7 billion) that more than offset lower prices ($0.4 billion). Operating profit of $1.7 billion rose 10% as productivity ($0.3 billion) and higher volume ($0.2 billion) more than offset the $0.4 billion effects of lower prices. Medical Systems revenues increased 6% to $9.0 billion in 2002, on higher equipment and product services volume, partially offset by lower prices ($0.4 billion) and weak market conditions in Latin America and Japan. Operating profit rose 3% to $1.5 billion in 2002 as productivity ($0.2 billion) and increased volume ($0.2 billion) were partially offset by a $0.4 billion effect of lower pricing.

52         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     See GE Corporate Items and Eliminations on page 55 for a discussion of items not allocated to this segment.

     Orders received by Medical Systems in 2003 were $10.5 billion, compared with $9.4 billion in 2002. The $4.6 billion total backlog at year-end 2003 comprised unfilled product orders of $2.8 billion (of which 95% was scheduled for delivery in 2004) and product services orders of $1.8 billion scheduled for 2004 delivery. Comparable December 31, 2002, total backlog was $4.0 billion.

     During 2003, we entered into an agreement to acquire U.K.-based Amersham plc, a world leader in medical diagnostics and life sciences.

NBC revenues decreased 4% to $6.9 billion in 2003 following a 24% increase to $7.1 billion in 2002. Operating profit rose 21% to $2.0 billion in 2003, following an 18% increase in the prior year. Results were affected by several events during the three-year period. Improved pricing and higher syndication and network sales increased revenues by $0.2 billion in 2002 and higher prices and network sales increased revenues $0.5 billion in 2003, but were partially offset in 2003 by advertising reductions because of coverage of the Iraq war ($0.1 billion). The Salt Lake City Olympic Games and final year of NBA coverage contributed $0.7 billion and $0.3 billion, respectively, to 2002 revenues, but the NBA contract resulted in a loss that exceeded profit from the Olympics. We acquired Telemundo and Bravo in 2002; together they added $0.7 billion and $0.3 billion of advertising revenues in 2003 and 2002, respectively, and $0.1 billion operating profit in 2003. The 2002 exchange of certain assets for Bravo resulted in $0.6 billion of gain, $0.2 billion of which was attributed to NBC's segment results, an amount equal to $0.2 billion of other charges for impairments in 2002. The remainder was included in GE Corporate Items and Eliminations as discussed on page 55.

     During 2003, we entered into an agreement to merge NBC with Vivendi Universal Entertainment to create one of the world's premier media companies, NBC Universal.

PLASTICS revenues in 2003 were flat at $5.2 billion as lower volume ($0.3 billion) offset the effects of the weaker U.S. dollar ($0.2 billion) and price increases. Operating profit of $0.4 billion was 50% lower than in 2002 reflecting higher material costs ($0.2 billion), primarily benzene, and lower productivity ($0.2 billion). Plastics revenues of $5.2 billion in 2002 were relatively unchanged from 2001 levels, as weakness in pricing ($0.5 billion) offset increased volume ($0.4 billion). Operating profit declined 28% in 2002 to $0.8 billion as productivity was not sufficient to offset the effects of lower prices ($0.5 billion) and increased raw material costs.

     See GE Corporate Items and Eliminations on page 55 for a discussion of items not allocated to this segment.

POWER SYSTEMS revenues fell 19% to $18.5 billion as growth in the energy services and wind businesses was more than offset by lower volume ($4.7 billion) reflecting the continued effects of the decline in sales of large gas turbines (208 in 2003 compared with 362 in 2002) and industrial aero-derivative products, partially offset by the net effects of the weaker U.S. dollar ($0.7 billion). Operating profit dropped 35% to $4.1 billion in 2003, principally reflecting the combined effects of lower volume ($1.3 billion), lower productivity ($0.7 billion) and lower prices ($0.4 billion). Customer contract termination fees, net of associated costs, were $0.6 billion in 2003 and $0.9 billion in 2002, reflecting the decline in demand for new power generation equipment that began in 2002, with such fees primarily occurring in that year and the first half of 2003. Power Systems revenues increased 13% to $22.9 billion in 2002 on higher volume ($2.3 billion) and price ($0.2 billion). Operating profit rose 29% to $6.3 billion in 2002 on higher volume ($0.6 billion), and productivity ($0.6 billion) which included the $0.9 billion positive effect of customer contract termination fees, net of associated costs. Results in 2002 also included restructuring and other charges of $0.2 billion as Power Systems adjusted its cost structure.

     Power Systems orders were $15.4 billion in 2003, compared with $13.3 billion in 2002, reflecting strong demand for wind turbines, oil and gas turbomachinery, and services. The $12.3 billion total backlog at year-end 2003 comprised unfilled product orders of $7.8 billion (of which 70% was scheduled for delivery in 2004) and product services orders of $4.5 billion scheduled for 2004 delivery. Comparable December 31, 2002, total backlog was $16.1 billion.

SPECIALTY MATERIALS reported a 30% increase in revenues, to $3.1 billion in 2003, on higher volume ($0.5 billion) primarily from acquisitions. Recently acquired businesses, the largest of which were Betz-Dearborn, Osmonics and OSi, contributed $0.6 billion of sales in 2003. Operating profit rose 35% to $0.4 billion on higher volume from acquisitions, the effect of dispositions and productivity, partially offset by price declines and higher material costs. Specialty Materials revenues increased 32% to $2.4 billion in 2002 on higher volume ($0.6 billion), reflecting the contributions of acquisitions, partially offset by lower selling prices ($0.1 billion). Operating profit at Specialty Materials rose 6% to $0.3 billion in 2002, reflecting higher volume ($0.1 billion) and lower material costs, partially offset by lower pricing ($0.1 billion) and higher base costs.

53         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSPORTATION SYSTEMS revenues of $2.5 billion increased 10% compared with 2002 on higher volume ($0.2 billion), primarily locomotive sales and growth in the global signaling business. Operating profit rose 14% to $0.5 billion in 2003 on the higher volume, partially offset by reduced pricing. In 2002, Transportation Systems revenues of $2.3 billion were 2% lower and operating profit of $0.4 billion was about the same as in 2001, as product services revenues, strong variable cost productivity and lower material costs offset the effects of lower volume and pricing pressures.

     Transportation Systems received orders of $2.9 billion in 2003, compared with $2.8 billion in 2002. The $2.4 billion total backlog at year-end 2003 comprised unfilled product orders of $1.3 billion (of which 69% was scheduled for delivery in 2004) and product services orders of $1.1 billion scheduled for 2004 delivery. Comparable December 31, 2002, total backlog was $2.1 billion.

ALL OTHER GECS
(In millions)	2003	2002	2001

REVENUES
IT Solutions	$496	$1,992	$2,301
GE Equity	(169)	(384)	(126)
Americom	–	–	1,698
Not allocated	–	–	(436)
Other–All Other GECS	1,337	982	1,358

Total revenues	$1,664	$2,590	$4,795

NET EARNINGS
IT Solutions	$(45)	$(46)	$13
GE Equity	(176)	(375)	(264)
Americom	–	–	901
Not allocated	–	–	(656)
Other–All Other GECS	(225)	(159)	(502)

Total net earnings	$(446)	$(580)	$(508)

All Other GECS includes our activities and businesses that we do not measure within one of the other financial services segments.

     In addition to comments on All Other GECS elsewhere in this report, the following comments relate to the table above:

  IT Solutions–Revenues decreased by 75% in 2003 primarily as a result of geographic market exits in Europe. Net losses remained flat in 2003 compared with 2002, largely because of tax benefits recorded in 2002 associated with, and offsetting losses generated by, certain European operations that we sold.
  GE Equity–GE Equity manages equity investments in early-stage, early-growth, pre-IPO companies. GE Equity revenues include income, gains and losses on such investments. Revenue and loss performance reflected the overall improvement in equity markets and lower level of losses in 2003. Operating performance during 2002 reflected increased losses on investments, including losses in the telecommunications and software industries, and lower gains. GE Equity ceased making new investments in 2002, but continues to provide financial support to companies in its portfolio which will be managed for maximum value over time, eventually liquidating.
  Americom–On November 9, 2001, we exchanged our satellite operations, comprising the stock of Americom and other related assets and liabilities, for a combination of cash and 31% of the publicly-traded stock of SES Global, a leading satellite company, in order to create the world's largest satellite services provider. The transaction resulted in a gain of $1.2 billion ($0.6 billion after tax), representing the difference between the carrying value of the 69% investment in Americom and the amount of cash plus the market value of SES Global shares received at the closing date. No gain was recorded on the 31% interest in Americom that was indirectly retained by us. Our investment in SES Global is accounted for on the equity method in Commercial Finance.
  Not allocated–Certain amounts are not included in other financial services operating segments or businesses because they are excluded from the measurement of their operating performance for internal purposes. In 2001, after-tax charges of $0.7 billion primarily related to asset impairments and product line exits, including: other-than-temporary impairments of investments totaling $0.3 billion, the largest of which were held by GE Financial Assurance, GE Equity and ERC; charges of $0.1 billion related to loss events and the exit of certain insurance and financing product lines at ERC, primarily non-standard automobile and higher limit industrial property insurance coverages; charges of $0.1 billion related to the exit of certain financing product lines at Consumer Finance; and costs related to restructuring totaling $0.1 billion, consisting of involuntary termination benefits, facilities exit costs, and asset impairments.
  Other–All Other GECS includes GECS corporate expenses, liquidating businesses and other non-segment aligned operations. In 2003, the most significant of these activities were the consolidation of certain entities in our financial statements as a result of our July 1, 2003, adoption of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities (see note 29); Auto Financial Services; the U.S. Auto and Home business, which was sold in the third quarter of 2003; and a tax benefit related to the sale of ERC Life. In 2002 and 2001, the most significant of these activities were Auto Financial Services and the U.S. Auto and Home business.

54        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GE CORPORATE ITEMS AND ELIMINATIONS
(In millions)	2003	2002	2001

REVENUES
Eliminations	$(3,918)	$(2,522)	$(2,819)

OPERATING PROFIT
Principal pension plans	$1,040	$1,556	$2,095
Eliminations	(717)	(817)	(769)
Underabsorbed corporate overhead	(582)	(367)	(334)
Not allocated	(228)	115	(545)
Other	(254)	288	85

Total	$(741)	$775	$532

GE Corporate Items and Eliminations include the effects of eliminating transactions between operating segments; cost reductions from our principal pension plans; liquidating businesses; underabsorbed corporate overhead; certain non-allocated amounts described below; a variety of sundry items; and, before 2002, goodwill amortization. Corporate overhead is allocated to GE operating segments based on a ratio of segment net cost of operations, excluding direct materials, to total company cost of operations. This caption also includes internal allocated costs for segment funds on deposit.

     Not allocated–Certain amounts are not included in GE operating segments because they are excluded from the measurement of their operating performance for internal purposes. In 2003 and 2002, these comprised charges of $0.2 billion and $0.1 billion, respectively, for settlement of litigation, restructuring and other charges at Medical Systems; in 2002, a portion of NBC's gain from the Bravo exchange; in 2002, a total of $0.1 billion for restructuring and other charges at Aircraft Engines and Plastics; and in 2001, a total of $0.5 billion of goodwill amortization.

     Other includes a $0.5 billion gain from the sale of 90% of Global eXchange Services in 2002.

International Operations

Our international activities span all global regions and primarily encompass manufacturing for local and export markets, import and sale of products produced in other regions, leasing of aircraft, sourcing for our plants domiciled in other global regions and provision of financial services within these regional economies. Thus, when countries or regions experience currency and/or economic stress, we often have increased exposure to certain risks, but also often have new profit opportunities. Potential increased risks include, among other things, higher receivables delinquencies and bad debts, delays or cancellation of sales and orders principally related to power and aircraft equipment, higher local currency financing costs and a slowdown in established financial services activities. New profit opportunities include, among other things, more opportunities for lower cost outsourcing, expansion of industrial and financial services activities through purchases of companies or assets at reduced prices and lower U.S. debt financing costs.

     Estimated results of international activities include the results of our operations located outside the United States plus all U.S. exports. We classify certain GECS operations that cannot meaningfully be associated with specific geographic areas as "Other international" for this purpose.

     International revenues rose 14% to $60.8 billion in 2003 compared with $53.4 billion and $51.9 billion in 2002 and 2001, respectively. International revenues as a percentage of consolidated revenues were 45% in 2003, compared with 40% and 41% in 2002 and 2001, respectively. The effects of exchange rates on reported results were to increase revenues by $3.8 billion and $0.4 billion in 2003 and 2002, respectively, and increase earnings by $0.1 billion in 2003 and decrease earnings by $0.1 billion in 2002.

CONSOLIDATED INTERNATIONAL REVENUES
(In millions)	2003	2002	2001

Europe	$30,505	$24,813	$24,381
Pacific Basin	13,119	12,026	11,447
Americas	5,854	5,165	5,507
Other international	4,608	3,911	3,456

	54,086	45,915	44,791
Exports from the U.S. to external customers	6,719	7,481	7,149

Total	$60,805	$53,396	$51,940

GE international revenues were $33.0 billion, $29.0 billion and $28.3 billion in 2003, 2002 and 2001, respectively. The $4.0 billion increase in GE international revenues related to increased operations outside the U.S., partially offset by lower U.S. exports.

55        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     GE revenues in Europe rose 25%, led by Power Systems, Medical Systems and Industrial Products and Systems, reflecting the net effects of the weaker U.S. dollar and volume growth. GE revenues in the Pacific Basin increased 14% as most businesses reported improved results. Industrial Products and Systems and Power Systems were the primary contributors to a 16% increase in revenues in the Americas and Power Systems more than accounted for the 10% decrease in U.S. exports. The increase in 2002 related to both an increase in operations outside the U.S. and higher U.S. exports. Revenue increases in Europe were led by Medical Systems and Industrial Systems in 2002. Growth in Specialty Materials revenues across all geographic areas was partially offset by lower sales in all areas by Aircraft Engines. Increases in U.S. export sales in 2002 were primarily in Plastics and Power Systems, partially offset by lower exports by Medical Systems and Transportation Systems.

     GECS international revenues were $27.8 billion, $24.4 billion and $23.6 billion in 2003, 2002 and 2001, respectively. The $3.4 billion increase related to a 21% increase in Europe in 2003 as a result of the growth in premiums and price increases at Insurance ($2.1 billion), acquisitions ($1.0 billion) and the net effects of the weaker U.S. dollar ($0.7 billion), primarily at Consumer Finance and Commercial Finance, partially offset by geographic market exits at IT Solutions ($1.3 billion).

     International operating profit was $8.8 billion in 2003, an increase of 35% over 2002, which was 7% higher than in 2001. Operating profit in 2003 rose 89% to $4.0 billion in Europe, primarily as a result of lower adverse development at Insurance ($1.1 billion). Operating profit also rose 30% to $1.5 billion in the Americas and was relatively unchanged in the Pacific Basin ($2.4 billion) and "Other international" ($0.9 billion).

     Total assets of international operations were $258.9 billion in 2003 (40% of consolidated assets), an increase of $29.9 billion, or 13%, over 2002. GECS international assets grew 12% from $207.5 billion at the end of 2002 to $231.9 billion at the end of 2003. GECS assets increased 31% in Europe as a result of acquisitions ($14.8 billion), primarily at Consumer Finance and Commercial Finance, the net effects of the weaker U.S. dollar ($11.7 billion) and growth at Consumer Finance and Insurance. GECS assets increased 13% in the Americas as a result of growth at Commercial Finance and Insurance.

     Financial results of our international activities reported in U.S. dollars are affected by currency exchange. We use a number of techniques to manage the effects of currency exchange, including selective borrowings in local currencies and selective hedging of significant cross-currency transactions. Such principal currencies are the British pound sterling, the euro, the Japanese yen and the Canadian dollar.

Environmental Matters

Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws.

     We have developed environmental, health and safety management systems that are implemented at all of our facilities and track our performance. Since 1996, we have reduced employee injuries by over 70% as well as reducing air and wastewater exceedances and emissions at our facilities. We also actively participate in various programs that recognize facilities with health and safety programs that exceed legal requirements, including the United States Occupational Safety and Health Administration's Voluntary Protection Program (VPP) as well as a similar government program in Mexico. Participation in these programs requires government audits to verify our comprehensive health and safety management systems. We are a leading participant in the U.S. VPP program with 82 sites, and have an additional 25 sites participating in the Mexico program. We have a Global Star program designed to recognize sites with world-class health and safety programs in those countries without government VPP programs. The 44 Global Star sites have passed a rigorous evaluation conducted by GE internal health and safety experts. We also have 79 sites accredited by outside auditors under the ISO 14000 Standard for Environmental Management Systems.

56        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Over the last two years we spent a total of about $0.1 billion for projects related to the environment. These amounts exclude expenditures for remediation actions, which are principally expensed and are discussed below. Capital expenditures for environmental purposes have included pollution control devices–such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators–at new and existing facilities constructed or upgraded in the normal course of business. Consistent with policies stressing environmental responsibility, we expect our capital expenditures other than for remediation projects to total about $0.1 billion over the next two years for new or expanded programs to build facilities or modify manufacturing processes to minimize waste and reduce emissions.

     We also are involved in a sizable number of remediation actions to clean up hazardous wastes as required by federal and state laws. Such statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal or ownership of a disposal site. Expenditures for site remediation actions amounted to $0.1 billion in each of the last two years. We presently expect that such remediation actions will require average annual expenditures in the range of $0.1 billion to $0.2 billion over the next two years.

     The U.S. Environmental Protection Agency (EPA) ruled in February 2002 that approximately 150,000 pounds of polychlorinated biphenyls (PCBs) must be dredged from a 40-mile stretch of the upper Hudson River in New York State. We have submitted what is known as a "Good Faith Offer" under the Superfund law and began negotiations with the EPA to undertake the design and engineering of the remedy. Our Statement of Financial Position as of December 31, 2003 and 2002, included liabilities for the estimated costs of this remediation.

FINANCIAL RESOURCES AND LIQUIDITY

This discussion of financial resources and liquidity addresses the Statement of Financial Position (pages 72-73), Statement of Changes in Shareowners' Equity (page 70) and the Statement of Cash Flows (pages 74-75).

     Only a small portion of GECS business is directly related to other GE operations. The fundamental differences between GE and GECS are reflected in the measurements commonly used by investors, rating agencies and financial analysts. These differences will become clearer in the discussion that follows with respect to the more significant items in the financial statements.

Overview of Financial Position

Major changes in our financial position resulted from the following:

  During 2003, we completed our acquisitions of First National Bank, Allbank and the retail sales finance business of Conseco. At the acquisition date, these transactions resulted in an increase in total assets of approximately $13.2 billion of which $11.6 billion was financing receivables before allowance for losses, and an increase in total liabilities of approximately $5.0 billion, $4.0 billion of which was debt.
  During 2003, we sold our Tokyo-based Edison Life and U.S. Auto and Home businesses to American International Group, Inc., our FGIC business to a group of investors led by The PMI Group, Inc. and our ERC Life business to Scottish Re Group Limited. These sales resulted in a reduction in assets at the disposition date of $24.9 billion, comprising primarily $18.8 billion of investment securities. Liabilities were reduced by approximately $21.4 billion, relating primarily to $19.9 billion of insurance liabilities and reserves.
  In 2003, Medical Systems acquired Instrumentarium at a total cost of $2.4 billion.
  We adopted FIN 46 on July 1, 2003, and consequently consolidated certain entities in our financial statements for the first time. New balance sheet captions, "Consolidated, liquidating securitization entities," included $36.3 billion of assets and $35.8 billion of liabilities at transition. Also, investment securities and other GECS receivables included an additional $14.1 billion and $1.0 billion, respectively, at transition for investment securities related to guaranteed investment contracts (GICs) issued by Trinity, a group of sponsored special purpose entities. The related GIC liabilities of $14.7 billion consolidated at transition are displayed in the caption, "Insurance liabilities, reserves and annuity benefits."

Statement of Financial Position (pages 72-73)

Because GE and GECS share certain significant elements of their Statements of Financial Position–property, plant and equipment, and borrowings, for example–the following discussion addresses significant captions in the "consolidated" statement. Within the following discussions, however, we distinguish between GE and GECS activities in order to permit meaningful analysis of each individual statement.

57         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT SECURITIES for each of the past two years comprised mainly investment-grade debt securities held by Insurance in support of obligations to annuitants and policyholders. Investment securities were $120.7 billion at the end of 2003, compared with $116.9 billion at the end of 2002. The increase of $3.8 billion was primarily the result of $14.4 billion of investment securities held by Trinity. The increase was also attributed to the investment of premiums received, reinvestment of investment income and the performance of the equity and debt markets, net of impairments and losses ($5.7 billion). These were partially offset by the sales of Edison Life, U.S. Auto and Home, FGIC and ERC Life businesses ($18.6 billion).

     We regularly review investment securities for impairment based on criteria that include the extent to which carrying value exceeds market value, the duration of that market decline, our ability to hold to recovery and the financial strength and specific prospects for the issuer of the security. Of securities with unrealized losses at December 31, 2003, approximately $0.1 billion of portfolio value is at risk of being charged to earnings in the next 12 months. Impairment losses recognized in 2003 and 2002 were $0.5 billion and $0.8 billion, respectively.

     Gross unrealized gains and losses were $4.7 billion and $1.2 billion, respectively, at December 31, 2003, compared with $4.4 billion and $2.5 billion, respectively, at December 31, 2002, reflecting broad market improvement in 2003. We estimate that available gains, net of hedging positions and estimated impairment of insurance intangible assets, could be as much as $2.1 billion at December 31, 2003. Market value used in determining unrealized gains and losses is defined by relevant accounting standards and should not be viewed as a forecast of future gains or losses. See note 9.

WORKING CAPITAL, representing GE cash invested in inventories and receivables from customers, less trade payables and progress collections, increased to $5.3 billion at the end of 2003 from $3.8 billion at the end of 2002. Working capital balances are significantly affected by progress collections, primarily from Power Systems customers, as shown below:
December 31 (In millions)	2003	2002

Working capital	$5,282	$3,821
Less progress collections	(4,381)	(6,603)

Working capital, excluding progress collections	$9,663	$10,424

We expect Power Systems progress collections to continue to decline in 2004. We discuss current receivables and inventories, two important elements of working capital, in the following paragraphs.

CURRENT RECEIVABLES for GE were $11.0 billion at the end of 2003 and 2002, and included $6.7 billion due from customers at the end of 2003, compared with $6.3 billion at the end of 2002. Turnover of customer receivables from sales of goods and services was 10.4 in 2003, compared with 10.9 in 2002. Excluding Power Systems, turnover improved from 12.6 in 2002 to 13.3 in 2003. Other current receivables are primarily amounts that did not originate from sales of GE goods or services, such as advances to suppliers in connection with large contracts. See note 10.

INVENTORIES for GE were $8.6 billion at December 31, 2003, down $0.4 billion from the end of 2002. GE inventory turnover was 7.4 in 2003, a decrease from 7.7 in 2002, as a result of declining sales at Power Systems. Excluding Power Systems, turnover was 7.7 and 7.6 in 2003 and 2002, respectively. See note 11.

FINANCING RECEIVABLES is our largest category of assets and represents one of our primary sources of revenues. The portfolio of financing receivables, before allowance for losses, increased to $232.3 billion at December 31, 2003, from $203.6 billion at the end of 2002, as discussed in the following paragraphs. The related allowance for losses at the end of 2003 amounted to $6.3 billion compared with $5.5 billion at December 31, 2002, representing our best estimate of probable losses inherent in the portfolio.

     A discussion of the quality of certain elements of the financing receivables portfolio follows. For purposes of that discussion, "delinquent" receivables are those that are 30 days or more past due; "nonearning" receivables are those that are 90 days or more past due (or for which collection has otherwise become doubtful); and "reduced-earning" receivables are commercial receivables whose terms have been restructured to a below-market yield.

     Commercial Finance financing receivables, before allowance for losses, totaled $132.3 billion at December 31, 2003, compared with $130.9 billion at December 31, 2002, and consisted of loans and leases to the equipment, commercial and industrial, real estate and commercial aircraft industries. This portfolio of receivables increased primarily from origination growth ($16.4 billion), the net effects of international receivables translated into the weaker U.S. dollar ($5.2 billion) and acquisitions ($4.3 billion), partially offset by securitizations and sales ($24.6 billion). Related nonearning and reduced-earning receivables were $1.7 billion (1.3% of outstanding receivables) at December 31, 2003, compared with $2.2 billion (1.7% of outstanding receivables) at year-end 2002, the result of improving economic conditions and collection results. Commercial Finance financing receivables are generally backed by assets and there is a broad spread of geographic and credit risk in the portfolio.

58         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Consumer Finance financing receivables, before allowance for losses, primarily card receivables, installment loans, auto loans and leases, and residential mortgages, were $94.7 billion at December 31, 2003, compared with $66.0 billion at December 31, 2002. This portfolio of receivables increased as a result of acquisitions ($13.9 billion), the net effects of international receivables translated into the weaker U.S. dollar ($8.6 billion) and origination growth, partially offset by the sale of The Home Depot private label credit card receivables. Acquisitions are a key to our growth strategy as we expand our global market presence. Nonearning consumer receivables at December 31, 2003, were $2.5 billion (2.6% of outstanding receivables), compared with $1.6 billion (2.4% of outstanding receivables) at year-end 2002. This increase is the result of adverse credit performance in Japan and growth in our secured financing business, a business that tends to experience relatively higher delinquencies but relatively lower losses than the rest of our consumer portfolio.

     Financing receivables in Other, principally Equipment Management, amounted to $5.3 billion and $6.6 billion at December 31, 2003 and 2002, respectively, before allowance for losses. Nonearning receivables of $0.1 billion, 1.3% and 1.2% of outstanding receivables at December 31, 2003 and 2002, respectively, were about the same as at the end of 2002.

     Delinquency rates on managed Consumer Finance financing receivables at December 31, 2003, were 5.57%; at year-end 2002 were 5.58%; and at year-end 2001 were 5.34%. Delinquency rates remained stable from 2002 to 2003, as a change in portfolio mix related to the growth in our secured financing business was offset by improved collection results. Increased 2002 delinquency rates reflected our secured financing business acquired in 2001 and volume growth in that business in 2002. When delinquent, these loans have relatively lower losses than the rest of our consumer portfolio. Delinquency rates on managed Commercial Finance equipment loans and leases were 1.34%, 1.71% and 2.16% at year-end 2003, 2002 and 2001, respectively. The decline at December 31, 2003, primarily reflected improved economic conditions and collection results. The decline at December 31, 2002, primarily reflected a higher concentration of Vendor Financial Services receivables coupled with improved collection results at Commercial Equipment Financing. See notes 12 and 13.

OTHER GECS RECEIVABLES totaled $11.9 billion at December 31, 2003, and $13.0 billion at December 31, 2002, and consist primarily of nonfinancing customer receivables, accrued investment income, amounts due from GE (generally related to certain material procurement programs), amounts due under operating leases, receivables due on sale of securities and various sundry items. Balances at December 31, 2003 and 2002, include securitized, managed GE trade receivables of $2.7 billion and $2.4 billion, respectively.

PROPERTY, PLANT AND EQUIPMENT (including equipment leased to others) was $53.4 billion at December 31, 2003, up $4.3 billion from 2002, primarily reflecting acquisitions of commercial aircraft at Commercial Finance and vehicles at Equipment Management. GE property, plant and equipment consists of investments for its own productive use, whereas the largest element for GECS is equipment provided to third parties on operating leases. Details by category of investment are presented in note 15.

     GE expenditures for plant and equipment during 2003 totaled $2.2 billion, compared with $2.4 billion in 2002. Total expenditures for the past five years were $12.5 billion, of which 37% was investment for growth through new capacity and product development; 35% was investment in productivity through new equipment and process improvements; and 28% was investment for other purposes such as improvement of research and development facilities and safety and environmental protection.

     GECS additions to property, plant and equipment (including equipment leased to others) were $7.6 billion and $11.7 billion during 2003 and 2002, respectively, primarily reflecting additions of commercial aircraft at Commercial Finance and vehicles at Equipment Management.

INTANGIBLE ASSETS were $55.0 billion at year-end 2003, up from $46.2 billion at year-end 2002. GE intangibles increased to $30.2 billion from $23.1 billion at the end of 2002, principally as a result of goodwill and other intangibles related to acquisitions by Medical Systems, NBC and Specialty Materials. GECS intangibles increased $1.7 billion to $24.8 billion, reflecting goodwill and other intangibles associated with acquisitions, and the net effects of the weaker U.S. dollar, partially offset by the disposition of Edison Life. See note 16.

ASSETS IN CONSOLIDATED, LIQUIDATING SECURITIZATION ENTITIES were $26.5 billion at December 31, 2003, as a result of our adoption of FIN 46 on July 1, 2003. At transition we consolidated $36.3 billion of assets, but because we have stopped transferring assets to these entities, balances decreased reflecting repayments. See note 29.

ALL OTHER ASSETS totaled $97.1 billion at year-end 2003, an increase of $3.9 billion. This increase resulted principally from investment of funds received as collateral on securities loaned from the GE Financial Assurance investment securities portfolio, increases in separate accounts (investments controlled by policyholders) resulting from the net effects of exchange rates and broad market improvements in 2003 and an increase in the prepaid pension asset. These increases were partially offset by the sale of The Home Depot private label credit card receivables, decreases in associated companies and the disposition of Edison Life. See note 17.

59         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BORROWINGS were $304.9 billion at December 31, 2003, compared with $279.4 billion at the end of 2002.

     GE total borrowings were $10.9 billion at year-end 2003 ($2.5 billion short term, $8.4 billion long term), an increase of $1.1 billion from year end 2002. GE total debt at the end of 2003 equaled 12.0% of total capital, down from 13.1% at the end of 2002.

     GECS total borrowings were $295.5 billion at December 31, 2003, of which $133.0 billion is due in 2004 and $162.5 billion is due in subsequent years. Comparable amounts at the end of 2002 were $270.9 billion in total, $130.1 billion due within one year and $140.8 billion due thereafter. A large portion of GECS borrowings ($80.6 billion and $84.2 billion at the end of 2003 and 2002, respectively) was issued in active commercial paper markets that we believe will continue to be a reliable source of short-term financing. The average remaining terms and interest rates of GE Capital commercial paper were 50 days and 1.48% at the end of 2003, compared with 47 days and 1.95% at the end of 2002. The GE Capital ratio of debt to equity was 6.20 to 1 at the end of 2003 and 6.58 to 1 at the end of 2002. See note 18.

LIABILITIES IN CONSOLIDATED, LIQUIDATING SECURITIZATION ENTITIES were $25.7 billion at December 31, 2003, as a result of our adoption of FIN 46 on July 1, 2003. At transition we consolidated $35.8 billion of liabilities, but because we have stopped transferring assets to these entities, balances decreased reflecting repayments. See note 29.

INSURANCE LIABILITIES, RESERVES AND ANNUITY BENEFITS of $136.3 billion at December 31, 2003, were $0.4 billion higher than in 2002. The increase is primarily attributable to the additional liabilities associated with the consolidation of Trinity upon our 2003 adoption of FIN 46 ($14.1 billion), the net effects of the weaker U.S. dollar and growth in separate accounts, deferred annuities and adverse development ($6.2 billion), partially offset by the sale of Edison Life, U.S. Auto and Home, ERC Life and FGIC businesses ($19.7 billion). See note 19.

EXCHANGE RATE AND INTEREST RATE RISKS are managed with a variety of straightforward techniques, including match funding and selective use of derivatives. We use derivatives to mitigate or eliminate certain financial and market risks because we conduct business in diverse markets around the world and local funding is not always efficient. In addition, we use derivatives to adjust the debt we are issuing to match the fixed or floating nature of the assets we are acquiring. We apply strict policies to manage each of these risks, including prohibitions on derivatives trading, derivatives market-making or other speculative activities. Following is an analysis of the potential effects of changes in currency exchange and interest rates using so-called "shock" tests that model effects of shifts in rates. These are not forecasts.

  If, on January 1, 2004, interest rates had increased 100 basis points across the yield curve (a "parallel shift" in that curve) and that increase remained in place for 2004, we estimate, based on our year-end 2003 portfolio and holding everything else constant, that our 2004 GE and GECS net earnings would decline pro-forma by $0.1 billion and $0.2 billion, respectively.
  If, on January 1, 2004, currency exchange rates were to decline by 10% against the U.S. dollar and that decline remained in place for 2004, we estimate, based on our year-end 2003 portfolio and holding everything else constant, that the effect on our 2004 GE and GECS net earnings would be insignificant.

Statement of Changes in Shareowners' Equity (page 70)

Shareowners' equity increased $15.5 billion, $8.9 billion and $4.3 billion in 2003, 2002 and 2001, respectively. The increases were largely attributable to net earnings of $15.0 billion, $14.1 billion and $13.7 billion, partially offset by dividends declared of $7.8 billion, $7.3 billion and $6.6 billion in 2003, 2002 and 2001, respectively. Currency translation adjustments increased equity by $5.1 billion in 2003, compared with an increase of $1.0 billion in 2002 and a reduction of $0.6 billion in 2001. Changes in the currency translation adjustment reflect the effects of changes in currency exchange rates on our net investment in non-U.S. subsidiaries that have functional currencies other than the U.S. dollar. In 2003 and 2002, the euro and, to a lesser extent, Asian currencies strengthened against the dollar. In 2001, Asian currencies weakened versus the dollar, while the euro was relatively unchanged. Accumulated currency translation adjustments affect net earnings only when all or a portion of an affiliate is disposed of or substantially liquidated.

60        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview of Our Cash Flow from 2001 through 2003 (pages 74-75)

GE cash from operating activities (CFOA) is a useful measure of performance for our non-financial businesses. Our GE Statement of Cash Flows on page 74 shows CFOA in the required format. While that display is of some use in analyzing how various assets and liabilities affected our year-end cash positions, we believe it is also useful to supplement that display and to examine in a broader context the business activities that provide and require cash. This overview provides that perspective.

     CFOA in 2003 totaled $12.9 billion, an increase of $2.8 billion from the previous year's $10.1 billion. Power Systems experience over this period, which was significantly affected by the 2002 peak of the U.S. power bubble, can obscure significant ongoing trends. For example, one major factor that affects CFOA comparisons is the effect of progress collections in Power Systems. Excluding these effects, CFOA was $15.2 billion in 2003, the same as 2002 and up from $13.8 billion in 2001, including effects of receivable monetization programs in both years.

     Generally, factors that affect our earnings–for example, pricing, volume, costs and productivity–affect CFOA similarly. However, while management of working capital, including timing of collections and payments and levels of inventory, affects operating results only indirectly, the effect of these programs on CFOA can be significant. Excluding progress collections, working capital improvements contributed $2.2 billion and $0.1 billion to CFOA in 2003 and 2002, respectively, as we applied our inventory and other working capital management tools broadly.

     The most significant source of cash in CFOA is customer-related activities, the largest of which is collecting cash following a product or services sale. Excluding Power Systems, GE cash collections from customer-related activities were about $52.5 billion in 2003, an increase of about $2.4 billion from 2002. This increase is consistent with the change in comparable GE operating segment revenues, including increases at Medical Systems, Specialty Materials and Transportation Systems, partially offset by decreases at Aircraft Engines, Consumer Products and NBC. Including Power Systems, cash from customer-related activities was about $68.4 billion and $67.5 billion in 2003 and 2002, respectively. Analyses of operating segment revenues on page 49 is the best way of understanding their customer-related CFOA.

     The most significant operating use of cash is to pay our suppliers and employees for the wide range of material and services necessary in a diversified global organization. Excluding payments by Power Systems, GE cash paid to suppliers and employees was about $41.5 billion in 2003, an increase of about $1.7 billion from 2002. Including Power Systems, cash paid to suppliers and employees was about $56.2 billion and $57.1 billion in 2003 and 2002, respectively.

     CFOA also included cash dividends from GECS, totaling $3.4 billion in 2003 and $2.0 billion in 2002 and 2001. These dividends represented distribution of a portion of GECS retained earnings, and are distinct from cash from operating activities within the financial services businesses, which decreased in 2003 by $0.1 billion to $21.4 billion. Financial services cash is not necessarily freely available for alternative uses. For example, cash generated by our Insurance businesses is restricted by various insurance regulations (see note 23). Further, any reinvestment in financing receivables is shown in cash used for investing, not operating activities. Therefore maintaining or growing Commercial and Consumer Finance assets requires that we invest much of the cash they generate from operating activities in their earning assets. Also, we are increasing the equity of our financial services businesses as discussed on page 63. The amount we show in CFOA is the total dividend, including the normal dividend as well as any special dividends.

     Based on past performance and current expectations, in combination with the financial flexibility that comes with a strong balance sheet and the highest credit ratings, we believe we are in a sound position to grow dividends and continue making selective investments for long-term growth. With the financial flexibility that comes with excellent credit ratings, we believe that GE and GECS should be well positioned to meet the global needs of its customers for capital and to continue providing our shareowners with good returns.

61         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Requirements

Achieving optimal returns on cash used often involves making long-term commitments. SEC regulations require that we present our contractual obligations, and we have done so in the table that follows. However, our future cash flow prospects cannot reasonably be assessed based on such obligations–the most significant factor affecting our future cash flows is our ability to earn and collect cash from customers. Future cash outflows, whether they are contractual obligations or not, will vary based on our future needs. While some such outflows are completely fixed (for example, commitments to repay principal and interest on fixed-rate borrowings) most depend on future events (for example, supply agreements to purchase commodity raw materials at quantities to be determined in the future at then-market prices). Many purchase obligations are linked to cash-generating revenue contracts (for example, payments to subcontractors under long-term contracts). Further, normal operations involve significant expenditures that are not based on "commitments," for example, expenditures for income taxes or for payroll.

     As defined by reporting regulations, our consolidated contractual obligations as of December 31, 2003, follow:

	Payments due by period

(In millions)	Total	2004	2005-2006	2007-2008	2009 and thereafter

Borrowings (note 18)	$304,921	$134,917	$76,893	$31,379	$61,732
Operating lease obligations (note 4)	7,118	1,327	2,007	1,465	2,319
Purchase obligations(a)(b)	62,000	41,000	11,000	5,000	5,000
Insurance liabilities (note 19)(c)	52,000	10,000	9,000	7,000	26,000
Other liabilities(d)	58,000	15,000	3,000	2,000	38,000

(a) Includes all take-or-pay arrangements, capital expenditures, contractual commitments to purchase equipment that will be classified as equipment leased to others, software acquisition/license commitments, contractual minimum programming commitments and contractually required cash payments for acquisitions. We estimated ordinary course of business purchase orders and other commitments using Six Sigma statistical sampling techniques.

(b) Excludes funding commitments entered into in the ordinary course of business by our financial services businesses. Further information on these commitments is provided in note 30. Also excludes commitments of $14.3 billion to acquire businesses settleable in stock or cash at our option during 2004.

(c) Includes guaranteed investment contracts, structured settlements and single premium immediate annuities based on scheduled payouts, as well as those contracts with readily determinable cash flows such as liabilities associated with the run-off of universal life, term life, long-term care, whole life and other life insurance contracts as well as workers' compensation tabular indemnity loan and long-term liability claims.

(d) Because their future cash outflows are uncertain, the following non-current liabilities are excluded from the table above: deferred taxes, derivatives, deferred revenue and other sundry items. Refer to notes 21 and 28 for further information on these items.

Other matters that provide additional context for considering our liquidity position are discussed below.

WE USE OFF-BALANCE SHEET ARRANGEMENTS in the ordinary course of business to improve shareowner returns. Beyond improving returns, these securitization transactions serve as funding sources for a variety of diversified lending and securities transactions. Our securitization transactions are similar to those used by many financial institutions. In a typical transaction, assets are sold by the transferor to a special purpose entity, which purchases the assets with cash raised through issuance of beneficial interests (usually debt instruments) to third party investors. Investors in the beneficial interests usually have recourse to the assets in the special purpose entities (SPEs) and often benefit from credit enhancements supporting the assets (such as overcollateralization). The SPE may also hold derivatives, such as interest rate swaps, in order to match the interest rate characteristics of the assets with those of the beneficial interests. An example is an interest rate swap converting fixed rate assets to variable rate to match floating rate debt instruments issued by the SPE.

     Historically, we have used both sponsored and third-party entities to execute securitization transactions in the commercial paper and term markets. With our adoption of FIN 46 on July 1, 2003, consolidating $36.3 billion of assets and $35.8 billion of liabilities in certain sponsored entities, we stopped executing new securitization transactions with those entities. We continue to engage in securitization transactions with third party conduits and through public market term securitizations.

     Assets held by SPEs include: receivables secured by equipment, commercial real estate and other assets; credit card receivables; and trade receivables. Examples of these assets include loans and leases on manufacturing and transportation equipment, loans on commercial property, commercial loans, and balances of high credit quality accounts from sales of a broad range of products and services to a diversified customer base. In certain transactions, the credit quality of assets transferred is enhanced by providing credit support. Off-balance sheet assets securitized totaled $26.8 billion and $54.9 billion at December 31, 2003 and 2002, respectively. This comparison is significantly affected by the consolidation of a majority of our sponsored and supported securitization entities.

     In order to provide comparative information about our overall securitization activities, the disclosures that follow describe all entities used for securitization, including those that were recently consolidated under FIN 46.

     We provide financial support related to assets held by certain SPEs through liquidity agreements, credit support, and guarantee and reimbursement contracts. Net 2004 credit and liquidity support amounted to $21.5 billion at January 1, 2004, down from $27.5 billion a year earlier. Of the total, $18.4 billion relates to assets and debt that were consolidated under FIN 46. The $21.5

62         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

billion includes credit support, in which we provide recourse for a maximum of $14.1 billion of credit losses in SPEs. Of this amount, $8.6 billion related to assets that were consolidated under FIN 46. Potential credit losses are provided for in our financial statements. Based on management's best estimate of probable losses inherent in the portfolio of assets that remain off-balance sheet, our financial statements included $0.1 billion representing fair value of recourse obligations at year-end 2003. See note 29.

     We periodically enter into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in note 30.

     We have extensive experience in evaluating economic, liquidity and credit risk. In view of this experience, the high quality of assets in these entities, the historically robust quality of commercial paper markets, and the historical reliability of controls applied to both asset servicing and to activities in the credit markets, we believe that, under any reasonable future economic developments, the likelihood is remote that any financial support arrangements could have an adverse economic effect on our financial position or results of operations.

Debt Instruments, Guarantees and Covenants

The major debt rating agencies routinely evaluate the debt of GE, GECS and GE Capital, the major borrowing affiliate of GECS. These agencies have given the highest debt ratings to GE and GE Capital (long-term rating AAA/Aaa; short-term rating A-1+/P-1). One of our strategic objectives is to maintain these ratings as they serve to lower our cost of funds and to facilitate our access to a variety of lenders. We manage our businesses in a fashion that is consistent with maintaining our Triple-A ratings.

     GE, GECS and GE Capital have distinct business characteristics that the major debt rating agencies evaluate both quantitatively and qualitatively.

     Quantitative measures include:

  Earnings and profitability, including earnings quality, revenue growth, the breadth and diversity of sources of income and return on assets,
  Asset quality, including delinquency and write-off ratios and reserve coverage,
  Funding and liquidity, including cash generated from operating activities, leverage ratios such as debt to capital, market access, back-up liquidity from banks and other sources, composition of total debt and interest coverage, and
  Capital adequacy, including required capital and tangible leverage ratios.

Qualitative measures include:

  Franchise strength, including competitive advantage and market conditions and position,
  Strength of management, including experience, corporate governance and strategic thinking, and
  Financial reporting quality, including clarity, completeness and transparency of all financial performance communications.

GE Capital's ratings are supported contractually by a GE commitment to maintain the ratio of earnings to fixed charges at a specified level.

     Before 2003, GE Capital maintained a capital structure that included about $8 of debt for each $1 of equity–a "leverage ratio" of 8:1. For purposes of measuring segment profit, each of our financial services businesses was also assigned debt and interest costs on the basis of that consolidated 8:1 leverage ratio. As of January 1, 2003, we extended a business-specific, market-based leverage to the performance measurement of each of our financial services businesses. As a result, at January 1, 2003, debt of $12.5 billion previously allocated to the segments was allocated to the All Other GECS segment. We refer to this as "parent supported debt."

     During 2003, a total of $4.6 billion of such debt was eliminated, reducing the total to $7.9 billion at year end. This reduction was the result of the following:

  The decision of the GECS Board of Directors to reduce GECS dividend payments to GE to 10% of operating earnings ($1.7 billion),
  Strategic dispositions of Edison Life and U.S. Auto and Home assets and FGIC ($1.7 billion),
  Rationalization of other insurance related activities including disposition of certain originated mortgages ($0.7 billion), and
  The continuing strategy to optimize fleet mix, age and size at Equipment Management ($0.5 billion).

We plan to continue to reduce debt relative to our equity in financial services businesses. As such, we remain on track to eliminate parent supported debt by the end of 2005. Proceeds from further strategic dispositions, including Genworth, will continue to be evaluated when and if they are received, but we anticipate using at least some of those proceeds to reduce financial services debt.

     During 2003, the financial services business declared special dividends to GE of $2.7 billion which related to the strategic dispositions in the Insurance segment ($1.7 billion) and more efficient capital management programs ($1.0 billion).

     GE Capital issued $51.1 billion of long-term debt in the U.S. and 13 international markets in 2003 with maturities ranging from two years to 37 years bearing fixed and floating interest rates. This debt was issued to both institutional investors and retail investors.

63         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     These funds were used primarily for maturing long-term debt, acquisitions and asset growth, with the remainder used to reduce the amount of commercial paper outstanding. GE Capital anticipates issuing approximately $50 billion to $60 billion of long-term debt using both U.S. and international institutional and retail markets during 2004. The ultimate amount of debt issuances will depend on the growth in assets, acquisition activity, availability of markets and movements in interest rates.

     Following is the debt composition of GECS:
December 31	2003	2002

Senior notes	55%	52%
Commercial paper	27	31
Current portion of long-term debt	13	13
Other–bank and other retail deposits	5	4

Total	100%	100%

We target a ratio for commercial paper of 25% to 35% of outstanding debt based on the anticipated composition of our assets and the liquidity profile of our debt. GE Capital is the most widely held name in global commercial paper markets.

     We believe that alternative sources of liquidity are sufficient to permit an orderly transition from commercial paper in the unlikely event of impaired access to those markets. Funding sources on which we would rely would depend on the nature of such a hypothetical event, but include $57.2 billion of contractually committed lending agreements with 85 highly-rated global banks and investment banks, an increase of $3.1 billion since December 31, 2002. See note 18.

     Beyond contractually committed lending agreements, other sources of liquidity include medium and long-term funding, monetization, asset securitization, cash receipts from our lending and leasing activities, short-term secured funding on global assets, and potential asset sales.

PRINCIPAL DEBT CONDITIONS are described below.

The following two conditions relate to GE and GECS:

  If the long-term credit rating of either GE or GECS under certain swap, forward and option contracts falls below A-/A3, certain remedies are required as discussed in note 28.
  If GE Capital's ratio of earnings to fixed charges, which was 1.84:1 at the end of 2003, were to deteriorate to 1.10:1 or, upon redemption of certain preferred stock, its ratio of debt to equity, which was 6.20:1 at the end of 2003, were to exceed 8:1, GE has committed to contribute capital to GE Capital. GE also has guaranteed subordinated debt of GECS and GE Capital with a face amount of $1.0 billion at December 31, 2003 and 2002.

The following three conditions relate to securitization SPEs and apply to entities that were consolidated upon adoption of FIN 46 on July 1, 2003, that are reported in the captions, "Consolidated, liquidating securitization entities":

  If the short-term credit rating of GE Capital or certain consolidated SPEs discussed further in note 29 were to fall below A-1/P-1, GE Capital would be required to provide substitute liquidity for those entities or provide funds to retire the outstanding commercial paper. The maximum net amount that GE Capital would be required to provide in the event of such a downgrade is determined by contract, and amounted to $19.9 billion at January 1, 2004. Amounts related to non-consolidated SPEs were $2.1 billion.
  If the long-term credit rating of GE Capital were to fall below AA/Aa2, GE Capital would be required to provide substitute credit support or liquidate the consolidated SPEs. The maximum amount that GE Capital would be required to substitute in the event of such a downgrade is determined by contract, and amounted to $1.4 billion at December 31, 2003.
  For certain transactions, if the long-term credit rating of GE Capital were to fall below A/A2 or BBB+/Baa1 or its short-term credit rating were to fall below A-2/P-2, GE Capital could be required to provide substitute credit support or fund the undrawn commitment. GE Capital could be required to provide up to $3.2 billion in the event of such a downgrade based on terms in effect at December 31, 2003.

The following condition relates to the Trinity SPEs, which are reported in the captions, "Investment securities" and "Insurance liabilities, reserves and annuity benefits":

  If the long-term credit rating of GE Capital were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, GE Capital could be required to provide up to $1.2 billion to the Trinity SPEs and could be required to repay up to $4.1 billion of the Trinity's guaranteed investment contracts based on terms in effect at December 31, 2003.

In our history, we have never violated any of the above conditions either at GE or at GECS. We believe that under any reasonable future economic developments, the likelihood that any such arrangements could have a significant effect on our operations, cash flows or financial position is remote.

64        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMERCIAL AVIATION is an industry in which we have a significant ongoing interest. As has been widely reported, this industry has been under pressure, but has undertaken steps to reduce unused capacity and align costs. Consequently, during 2003, major U.S. and European airlines achieved moderate improvements in operations, including traffic, revenues and load factors. Our customers that had been operating at losses generally reduced those losses in 2003, and their year end cash positions were improved.

     At December 31, 2003, we had the following positions related to our global commercial aviation business, principally in our Commercial Finance segment:

  1,239 commercial aircraft, of which 1,236 were on lease,
  $29.0 billion of loans and leases,
  $2.3 billion of investment securities including $0.4 billion in our insurance businesses and $0.2 billion in the Trinity SPEs,
  $1.2 billion of funding commitments,
  $13.5 billion (list price) of multiple-year orders for various Boeing, Airbus and other aircraft. We had 104 aircraft ($4.5 billion) scheduled for delivery in 2004, of which 101 were under agreement to commence operations with commercial airline customers.

Regional jets, with capacity for 50-90 passengers, have had a significant effect on the commercial aviation industry in recent years. These jets have enabled airlines to replace less efficient equipment, both turboprop and older, narrow-bodied jets. At December 31, 2003, our fleet included 278 regional jets, diversifying our total aircraft holdings. Two of our businesses have capitalized on the trend toward regional jets; Aircraft Engines through engine sales and servicing and Commercial Finance through leases. We believe that we continue to offer a suitable range of equipment that is attractive to the industry.

     Aircraft Engines sales of new equipment often include long-term customer financing commitments. Under these commitments, it is our policy to establish a secured position in the aircraft being financed. At year-end 2003, guarantees of $0.4 billion were in place. Further, we had committed $1.2 billion to provide financial assistance on future aircraft sales (see note 30). Our guarantees and commitments are secured by individual aircraft or pools of aircraft engines related to the specific financing arrangement. When particular guarantees exceed the value of the associated security, we consider credit risk of the associated customer and provide for estimated losses. At December 31, 2003, the total estimated fair value of aircraft securing these guarantees exceeded the guaranteed amounts, net of the associated allowance for losses.

     UAL Corp. and Air Canada, the parent companies of two of our major airline customers, are experiencing significant financial difficulties and both filed for reorganization in bankruptcy. UAL Corp. filed for bankruptcy protection in 2002 and Air Canada filed in Canada on April 1, 2003. At December 31, 2003, our total exposure related to these airlines amounted to $4.3 billion, including loans, leases, investment securities and commitments. Various Boeing, Airbus and Bombardier aircraft secure substantially all of these financial exposures. Included in this exposure is a $0.7 billion debtor-in-possession financing commitment to Air Canada. Another major airline customer, US Airways Group, parent of US Airways, filed for reorganization in bankruptcy in 2002 but emerged from bankruptcy on March 31, 2003. At December 31, 2003, our total exposure related to US Airways amounted to $2.5 billion, including leases, loans, investment securities and commitments. Atlas Air Worldwide Holdings Inc. (Atlas Air) filed for reorganization in bankruptcy in January 2004. At December 31, 2003, our total exposure to Atlas Air was $1.0 billion of operating leases, secured loans and investment securities. Our financial statements include provisions for probable losses based on our best estimates of such losses.

     Commercial Finance tests the recoverability of its commercial aircraft operating lease portfolio as described on page 67, and recognized impairment losses of $0.2 billion in each of the last two years.

SELECTED FINANCIAL DATA

Information summarized on the following page is divided into three sections: upper portion–consolidated data; middle portion–GE data that reflect various conventional measurements for such enterprises; and lower portion–GECS data that reflect key information pertinent to financial services businesses.

GE'S TOTAL RESEARCH AND DEVELOPMENT expenditures were $2.7 billion in 2003, compared with $2.6 billion and $2.3 billion in 2002 and 2001, respectively. In 2003, expenditures from GE's own funds were $2.1 billion compared with $2.2 billion in 2002. Expenditures funded by customers (mainly the U.S. government) were $0.6 billion in 2003, compared with $0.4 billion in 2002. The decrease in company funded expenditures was attributed to commercial introduction of major development programs, including the H System gas turbine at Power Systems and U.S. Federal Aviation Administration certification of the GE90-115B jet engine at Aircraft Engines. Product technology efforts in 2003 included continuing development work on the next generation of gas turbines, further advances in state-of-the-art diagnostic imaging technologies, developing reduced emissions and more fuel-efficient locomotives, improving the performance and efficiency of wind energy turbines and continuing development of more fuel-efficient, cost-effective aircraft engine designs. Services technologies include further advances in diagnostic applications, including remote diagnostic capabilities related to repair and maintenance of medical equipment, aircraft engines, power generation equipment and locomotives. Information technology advances in the healthcare field are helping our customers integrate their various devices and critical systems. Process technologies provided improved product quality and performance and increased capacity for manufacturing engineered materials.

65        GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL DATA

(Dollar amounts in millions; per-share amounts in dollars)	2003	2002	2001	2000	1999

GENERAL ELECTRIC COMPANY AND CONSOLIDATED AFFILIATES
Revenues	$134,187	$132,210	$126,416	$130,385	$112,150
Earnings before accounting changes	15,589	15,133	14,128	12,735	10,717
Cumulative effect of accounting changes	(587)	(1,015)	(444)	—	—
Net earnings	15,002	14,118	13,684	12,735	10,717
Dividends declared	7,759	7,266	6,555	5,647	4,786
Return on average shareowners’ equity excluding the
effect of accounting changes	22.1%	25.8%	27.1%	27.5%	26.8%
Per share
Earnings before accounting changes—diluted	$1.55	$1.51	$1.41	$1.27	$1.07
Cumulative effect of accounting changes—diluted	(0.06)	(0.10)	(0.04)	—	—
Earnings—diluted	1.49	1.41	1.37	1.27	1.07
Earnings before accounting changes—basic	1.56	1.52	1.42	1.29	1.09
Cumulative effect of accounting changes—basic	(0.06)	(0.10)	(0.04)	—	—
Earnings—basic	1.50	1.42	1.38	1.29	1.09
Dividends declared	0.77	0.73	0.66	0.57	0.48	2/3
Stock price range	32.42–21.30	41.84–21.40	52.90–28.25	60.50–41.67	53.17–31.42
Year-end closing stock price	30.98	24.35	40.08	47.94	51.58
Total assets	647,483	575,244	495,023	437,006	405,200
Long-term borrowings	170,004	140,632	79,806	82,132	71,427
Shares outstanding—average (in thousands)	10,018,587	9,947,113	9,932,245	9,897,110	9,833,478
Shareowner accounts—average	670,000	655,000	625,000	597,000	549,000

GE DATA
Short-term borrowings	$2,555	$8,786	$1,722	$940	$2,245
Long-term borrowings	8,388	970	787	841	722
Minority interest	1,079	1,028	948	968	823
Shareowners’ equity	79,180	63,706	54,824	50,492	42,557

Total capital invested	$91,202	$74,490	$58,281	$53,241	$46,347

Return on average total capital invested
excluding effect of accounting changes	19.9%	24.5%	27.0%	27.4%	25.8%
Borrowings as a percentage of total capital invested	12.0%	13.1%	4.3%	3.3%	6.4%
Working capital(a)	$5,282	$3,821	$(2,398)	$799	$3,922
Additions to property, plant and equipment	2,158	2,386	2,876	2,536	2,036
Employees at year end
United States	122,000	125,000	125,000	131,000	124,000
Other countries	96,000	94,000	94,000	92,000	86,000

Total employees	218,000	219,000	219,000	223,000	210,000

GECS DATA
Revenues	$64,279	$58,699	$58,856	$66,709	$56,269
Earnings before accounting changes	7,754	4,626	5,586	5,192	4,443
Cumulative effect of accounting changes	(339)	(1,015)	(169)	—	—
Net earnings	7,415	3,611	5,417	5,192	4,443
Shareowner’s equity	45,308	36,929	28,590	23,022	20,321
Minority interest	4,701	4,445	4,267	3,968	4,391
Total borrowings	295,528	270,962	239,935	205,371	200,025
Ratio of debt to equity at GE Capital	6.20:1	6.58:1	7.31:1	7.53:1	8.44:1
Total assets	$554,526	$489,828	$425,484	$370,636	$345,018
Insurance premiums written	18,602	16,999	15,843	16,461	13,624
Employees at year end
United States	33,000	36,000	33,000	37,000	43,000	(b)
Other countries	54,000	60,000	58,000	53,000	57,000

Total employees	87,000	96,000	91,000	90,000	100,000

Transactions between GE and GECS have been eliminated from the consolidated information.
(a) Working capital is defined as the sum of receivables from the sales of goods and services, plus inventories, less trade accounts payable and progress collections.
(b) Excludes employees of Montgomery Ward in 1999.

66         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GE'S TOTAL BACKLOG of firm unfilled orders at the end of 2003 was $31.2 billion, a decrease of 12% from year-end 2002, reflecting softening demand for new equipment in the power generation business at Power Systems and at Aircraft Engines, partially offset by higher backlog at Medical Systems. Of the total backlog, $21.2 billion related to products, of which 63% was scheduled for delivery in 2004. Product services orders, included in this reported backlog for only the succeeding 12 months, were $10.0 billion at the end of 2003. Orders constituting this backlog may be canceled or deferred by customers, subject in certain cases to penalties. See Segment Operations beginning on page 49 for further information.

CRITICAL ACCOUNTING ESTIMATES

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

LOSSES ON FINANCING RECEIVABLES are recognized when they are incurred. Our best estimate of such probable losses requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values, and the present and expected future levels of interest rates. Our lending and leasing experience and the extensive data we accumulate and analyze facilitate estimates that have been reliable over time. Our actual loss experience was in line with expectations for 2003, 2002 and 2001. While losses depend to a large degree on future economic conditions, we do not anticipate significant adverse credit development in 2004. Further information is provided in the financing receivables section on page 58, and in notes 1, 12, 13 and, for special purpose entities, in note 29.

REVENUE RECOGNITION ON LONG-TERM AGREEMENTS to provide product services (product services agreements) requires estimates of profits over the multiple-year terms of such agreements, considering factors such as the frequency and extent of future monitoring, maintenance and overhaul events; the amount of personnel, spare parts and other resources required to perform the services; and future cost changes. We routinely review estimates under product services agreements and regularly revise them to adjust for changes in outlook. Revisions that affect a product services agreement's total estimated profitability will also result in an immediate adjustment of earnings. We provide for probable losses. We also regularly assess customer credit risk inherent in the carrying amounts of contract costs and estimated earnings. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and the close interaction with our customers that comes with supplying critical services and parts over extended periods. Carrying amounts for product services agreements in progress at December 31, 2003 and 2002, were $3.2 billion and $2.9 billion, respectively, and are included in the line, "Contract costs and estimated earnings" in note 17. Adjustments to earnings resulting from revisions to estimates on product services agreements have been insignificant for each of the years in the three-year period ended December 31, 2003.

ASSET IMPAIRMENT assessment involves various estimates and assumptions as follows:

INVESTMENTS We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, our ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. We perform comprehensive market research and analysis and monitor market conditions to identify potential impairments. Further information about actual and potential impairment losses is provided on page 58 and in note 9.

LONG-LIVED ASSETS We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

     Commercial aircraft are a significant concentration of assets in our Commercial Finance business, and are particularly subject to market fluctuations. Therefore we test recoverability of each aircraft in our operating lease portfolio at least annually. Additionally we perform quarterly evaluations in circumstances such as when aircraft are re-leased, current lease terms have changed or a specific lessee's credit standing changes. Future rentals and residual values are based on historical experience and information received routinely from independent appraisers. Estimated cash flows from future leases are reduced for expected downtime between leases and for estimated technical costs required to prepare aircraft to be redeployed. Fair value used to measure impairment is based on current market values from independent appraisers.

67         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GOODWILL AND OTHER IDENTIFIED INTANGIBLE ASSETS We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted cash flow methodology. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

     If this analysis indicates goodwill is impaired, measuring its impairment requires a fair value estimate of each identified tangible and intangible asset. In this case we supplement the cash flow approach discussed above with independent appraisals, as appropriate.

     We test other identified intangible assets with defined useful lives and subject to amortization by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We test intangible assets with indefinite lives annually for impairment using a fair value methodology such as discounted cash flows.

     Further information is provided on page 59 and in notes 1, 9, 15 and 16.

INSURANCE LIABILITIES AND RESERVES differ for short and long-duration insurance contracts. Short-duration contracts such as property and casualty policies are accounted for based on actuarial estimates of losses inherent in that period's claims, including losses for which claims have not yet been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. Measurement of long-duration insurance liabilities (such as guaranteed renewable term, whole life and long-term care insurance policies) also is based on approved actuarial methods that include assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments. Historical insurance industry experience indicates that a greater degree of inherent variability exists in assessing the ultimate amount of losses under short-duration property and casualty contracts than exists for long-duration mortality exposures. This inherent variability is particularly significant for liability-related exposures, including latent claims issues (such as asbestos and environmental related coverage disputes), because of the extended period of time–often many years–that transpires between when a given claim event occurs and the ultimate full settlement of such claim. This situation is then further exacerbated for reinsurance entities (as opposed to primary insurers) due to coverage often being provided on an "excess-of-loss" basis and the resulting lags in receiving current claims data.

     We continually evaluate the potential for changes in loss estimates with the support of qualified reserving actuaries and use the results of these evaluations both to adjust recorded reserves and to proactively modify underwriting criteria and product offerings. For actuarial analysis purposes, reported and paid claims activity is segregated into several hundred reserving segments, each having differing historical settlement trends. A variety of actuarial methodologies are then applied to the underlying data for each of these reserving segments in arriving at an estimated range of "reasonably possible" loss scenarios. Factors such as line of business, length of historical settlement pattern, recent changes in underwriting standards and unusual trends in reported claims activity will generally affect which actuarial methodologies are given more weight for purposes of determining the "best estimate" of ultimate losses in a particular reserving segment. As discussed in the insurance section on page 51 and in note 19, reported claims activity at ERC related to prior year loss events, particularly for liability-related exposures underwritten in 1997 through 2001, has performed much worse than we anticipated. This trend was considered in the actuarial reserve study completed in the fourth quarter of 2002, resulting in a significant increase in recorded reserves. Following these actions, we have continued to monitor reported claims volumes relative to our revised expected loss levels. While for the majority of our lines of business, reported claims activity in 2003 was reasonably close to expected amounts, for certain lines of business the reported claims volumes exceeded our revised loss expectations. In response to this new data, we further increased our loss reserves in 2003. ERC continues its comprehensive efforts to apply more rigorous underwriting standards that began in 2002. Actuarial reserve studies and recorded reserves continue to be updated accordingly.

PENSION ASSUMPTIONS Pension benefit obligations and the related effects on operations are calculated using actuarial models. Two critical assumptions–discount rate and expected return on assets–are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

     The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate; it is the yield on high-quality fixed income investments at the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. To reflect market interest rate conditions, we reduced our discount rate at December 31, 2003, from 6.75% to 6.0%.

68         GE 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

     To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that long-term returns on our pension plans were 8.5% in 2003 and 2002 and 9.5% in 2001.

     Sensitivity to changes in key assumptions follows:

  Discount rate–A 75 basis point reduction in discount rate would increase pension expense in 2004 by $0.3 billion.
  Expected return on assets–A 50 basis point increase in the expected return on assets of our principal plans would decrease pension expense in 2004 by $0.2 billion.

Further information on our principal postretirement benefit plans is provided on page 46 and in notes 5 and 6.

OTHER LOSS CONTINGENCIES are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators.

CERTAIN SIGNIFICANT ACCOUNTING POLICIES do not involve the same level of measurement uncertainties as those discussed above, but are nevertheless important to an understanding of the financial statements. Policies related to revenue recognition, financial instruments and business combinations require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators; based on their tentative conclusions, significant changes to GAAP, and therefore to certain of our accounting policies, are possible in the future. Also see note 1, Summary of Significant Accounting Policies, which discusses accounting policies that we have selected from acceptable alternatives.

OTHER INFORMATION

New Accounting Standards

In December 2003, the FASB modified FIN 46, Consolidation of Variable Interest Entities with FIN 46R, which amended FIN 46 and deferred its application in certain cases. Our adoption of FIN46 on July 1, 2003, was unchanged by FIN 46R. However, on January 1, 2004, we will adopt FIN 46R, adding approximately $2.5 billion to our total assets and liabilities. No cumulative or significant future effect on our earnings or equity will result from this change.

Financial Measures that Supplement GAAP

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under SEC regulations. Specifically, we have referred to:

  2003 revenue and earnings growth excluding the operations of Power Systems,
  GECFOA excluding progress collections for the three years ended December 31, 2003, and
  GE earnings before income taxes and accounting changes and the corresponding effective tax rate for the three years ended December 31, 2003.

We believe trends in the Power Systems segment may be so significant as to obscure patterns and trends of our businesses in total. For this reason, we believe that investors may find it useful to see the measures noted above.

REVENUES EXCLUDING POWER SYSTEMS
			Percentage
(In billions)	2003	2002	change

Revenues as reported	$134.2	$132.2
Less Power Systems	18.5	22.9

Revenues excluding Power Systems	$115.7	$109.3	6%

EARNINGS BEFORE ACCOUNTING CHANGES EXCLUDING POWER SYSTEMS
			Percentage
(In billions)	2003	2002	change

Earnings before accounting changes as reported	$15.6	$15.1
Less Power Systems at 35% tax rate	2.6	4.0

Earnings before accounting changes excluding Power Systems	$13.0	$11.1	17%

GE CFOA EXCLUDING PROGRESS COLLECTIONS
(In billions)	2003	2002	2001

GE CFOA excluding progress collections	$15.2	$15.2	$13.8
Progress collections	(2.3)	(5.1)	3.4

GE CFOA as reported	$12.9	$10.1	$17.2

GE TAX RATE EXCLUDING GECS EARNINGS
(In millions)	2003	2002	2001

GE earnings before income taxes and accounting changes	$18,446	$18,970	$18,321
Less GECS earnings	7,754	4,626	5,586

Total	$10,692	$14,344	$12,735

Provision for income taxes	$2,857	$3,837	$4,193
Effective tax rate	26.7%	26.7%	32.9%

69         GE 2003 ANNUAL REPORT

STATEMENT OF EARNINGS

	General Electric Company and consolidated affiliates

For the years ended December 31 (In millions; per-share amounts in dollars)	2003	2002	2001

REVENUES
Sales of goods	$49,963	$55,096	$52,677
Sales of services	22,391	21,138	18,722
Other income (note 2)	602	1,013	234
Earnings of GECS before accounting changes	—	—	—
GECS revenues from services (note 3)	60,536	54,963	54,783
Consolidated, liquidating securitization entities (note 29)	695	—	—

Total revenues	134,187	132,210	126,416

COSTS AND EXPENSES (note 4)
Cost of goods sold	37,189	38,833	35,678
Cost of services sold	14,017	14,023	13,419
Interest and other financial charges	10,432	10,216	11,062
Insurance losses and policyholder and annuity benefits	16,369	17,608	15,062
Provision for losses on financing receivables (note 13)	3,752	3,084	2,481
Other costs and expenses	31,727	29,229	28,665
Minority interest in net earnings of consolidated affiliates	290	326	348
Consolidated, liquidating securitization entities (note 29)	507	—	—

Total costs and expenses	114,283	113,319	106,715

EARNINGS BEFORE INCOME TAXES AND ACCOUNTING CHANGES	19,904	18,891	19,701
Provision for income taxes (note 7)	(4,315)	(3,758)	(5,573)

EARNINGS BEFORE ACCOUNTING CHANGES	15,589	15,133	14,128
Cumulative effect of accounting changes (note 1)	(587)	(1,015)	(444)

NET EARNINGS	$15,002	$14,118	$13,684

PER-SHARE AMOUNTS (note 8)
Per-share amounts before accounting changes
Diluted earnings per share	$1.55	$1.51	$1.41
Basic earnings per share	$1.56	$1.52	$1.42
Per-share amounts after accounting changes
Diluted earnings per share	$1.49	$1.41	$1.37
Basic earnings per share	$1.50	$1.42	$1.38

DIVIDENDS DECLARED PER SHARE	$0.77	$0.73	$0.66

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY

(In millions)	2003	2002	2001

CHANGES IN SHAREOWNERS’ EQUITY (note 24)
Balance at January 1	$63,706	$54,824	$50,492

Dividends and other transactions with shareowners	(5,520)	(6,382)	(7,529)

Changes other than transactions with shareowners
Increase attributable to net earnings	15,002	14,118	13,684
Investment securities—net	549	1,303	(306)
Currency translation adjustments—net	5,123	1,000	(562)
Derivatives qualifying as hedges—net	320	(1,157)	(955)

Total changes other than transactions with shareowners	20,994	15,264	11,861

Balance at December 31	$79,180	$63,706	$54,824

The notes to consolidated financial statements on pages 76–113 are an integral part of these statements.

70          GE 2003 ANNUAL REPORT

	GE			GECS

For the years ended December 31 (In millions; per-share amounts in dollars)	2003	2002	2001	2003	2002	2001

REVENUES
Sales of goods	$47,767	$51,957	$49,057	$2,228	$3,296	$3,627
Sales of services	22,675	21,360	18,961	—	—	—
Other income (note 2)	645	1,106	433	—	—	—
Earnings of GECS before accounting changes	7,754	4,626	5,586	—	—	—
GECS revenues from services (note 3)	—	—	—	61,356	55,403	55,229
Consolidated, liquidating securitization entities (note 29)	—	—	—	695	—	—

Total revenues	78,841	79,049	74,037	64,279	58,699	58,856

COSTS AND EXPENSES (note 4)
Cost of goods sold	35,102	35,951	32,419	2,119	3,039	3,266
Cost of services sold	14,301	14,245	13,658	—	—	—
Interest and other financial charges	941	569	817	9,869	9,935	10,598
Insurance losses and policyholder and annuity benefits	—	—	—	16,369	17,608	15,062
Provision for losses on financing receivables (note 13)	—	—	—	3,752	3,084	2,481
Other costs and expenses	9,870	9,131	8,637	22,342	20,343	20,320
Minority interest in net earnings of consolidated affiliates	181	183	185	109	143	163
Consolidated, liquidating securitization entities (note 29)	—	—	—	507	—	—

Total costs and expenses	60,395	60,079	55,716	55,067	54,152	51,890

EARNINGS BEFORE INCOME TAXES AND ACCOUNTING CHANGES	18,446	18,970	18,321	9,212	4,547	6,966
Provision for income taxes (note 7)	(2,857)	(3,837)	(4,193)	(1,458)	79	(1,380)

EARNINGS BEFORE ACCOUNTING CHANGES	15,589	15,133	14,128	7,754	4,626	5,586
Cumulative effect of accounting changes (note 1)	(587)	(1,015)	(444)	(339)	(1,015)	(169)

NET EARNINGS	$15,002	$14,118	$13,684	$7,415	$3,611	$5,417

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on page 70.

71         GE 2003 ANNUAL REPORT

STATEMENT OF FINANCIAL POSITION

	General Electric Company and consolidated affiliates

At December 31 (In millions)	2003	2002

ASSETS
Cash and equivalents	$12,664	$8,910
Investment securities (note 9)	120,724	116,862
Current receivables (note 10)	10,732	10,681
Inventories (note 11)	8,752	9,247
Financing receivables (investments in time sales, loans and financing leases)—
net (notes 12 and 13)	226,029	198,060
Insurance receivables—net (note 14)	27,053	31,585
Other GECS receivables	9,545	11,432
Property, plant and equipment (including equipment leased to others)—
net (note 15)	53,382	49,073
Investment in GECS	—	—
Intangible assets —net (note 16)	55,025	46,180
Consolidated, liquidating securitization entities (note 29)	26,463	—
All other assets (note 17)	97,114	93,214

TOTAL ASSETS	$647,483	$575,244

LIABILITIES AND EQUITY
Short-term borrowings (note 18)	$134,917	$138,775
Accounts payable, principally trade accounts	19,824	18,874
Progress collections and price adjustments accrued	4,433	6,706
Dividends payable	2,013	1,895
All other current costs and expenses accrued	15,343	15,577
Long-term borrowings (note 18)	170,004	140,632
Insurance liabilities, reserves and annuity benefits (note 19)	136,264	135,853
Consolidated, liquidating securitization entities (note 29)	25,721	—
All other liabilities (note 20)	41,357	35,236
Deferred income taxes (note 21)	12,647	12,517

Total liabilities	562,523	506,065

Minority interest in equity of consolidated affiliates (note 22)	5,780	5,473

Common stock (10,063,120,000 and 9,969,894,000 shares outstanding
at year-end 2003 and 2002, respectively)	669	669
Accumulated gains/(losses)—net
Investment securities	1,620	1,071
Currency translation adjustments	2,987	(2,136)
Derivatives qualifying as hedges	(1,792)	(2,112)
Other capital	17,497	17,288
Retained earnings	82,796	75,553
Less common stock held in treasury	(24,597)	(26,627)

Total shareowners’ equity (notes 24 and 25)	79,180	63,706

TOTAL LIABILITIES AND EQUITY	$647,483	$575,244

The sum of accumulated gains/(losses) on investment securities, currency translation adjustments, and derivatives qualifying as hedges constitutes “Accumulated nonowner changes other than earnings,” as shown in note 24, and was $2,815 million and $(3,177) million at year-end 2003 and 2002, respectively.

The notes to consolidated financial statements on pages 76–113 are an integral part of this statement.

72         GE 2003 ANNUAL REPORT

	GE		GECS

At December 31 (In millions)	2003	2002	2003	2002

ASSETS
Cash and equivalents	$1,670	$1,079	$11,273	$7,918
Investment securities (note 9)	380	332	120,344	116,530
Current receivables (note 10)	10,973	10,973	—	—
Inventories (note 11)	8,555	9,039	197	208
Financing receivables (investments in time sales, loans and financing leases)—
net (notes 12 and 13)	—	—	226,029	198,060
Insurance receivables—net (note 14)	—	—	27,053	31,585
Other GECS receivables	—	—	11,901	12,984
Property, plant and equipment (including equipment leased to others)—
net (note 15)	14,566	13,743	38,816	35,330
Investment in GECS	45,308	36,929	—	—
Intangible assets —net (note 16)	30,204	23,049	24,821	23,131
Consolidated, liquidating securitization entities (note 29)	—	—	26,463	—
All other assets (note 17)	30,448	30,167	67,629	64,082

TOTAL ASSETS	$142,104	$125,311	$554,526	$489,828

LIABILITIES AND EQUITY
Short-term borrowings (note 18)	$2,555	$8,786	$132,988	$130,126
Accounts payable, principally trade accounts	8,753	8,095	13,440	12,608
Progress collections and price adjustments accrued	4,433	6,706	—	—
Dividends payable	2,013	1,895	—	—
All other current costs and expenses accrued	15,343	15,577	—	—
Long-term borrowings (note 18)	8,388	970	162,540	140,836
Insurance liabilities, reserves and annuity benefits (note 19)	—	—	136,264	135,853
Consolidated, liquidating securitization entities (note 29)	—	—	25,721	—
All other liabilities (note 20)	18,449	16,621	22,828	18,441
Deferred income taxes (note 21)	1,911	1,927	10,736	10,590

Total liabilities	61,845	60,577	504,517	448,454

Minority interest in equity of consolidated affiliates (note 22)	1,079	1,028	4,701	4,445

Common stock (10,063,120,000 and 9,969,894,000 shares outstanding
at year-end 2003 and 2002, respectively)	669	669	1	1
Accumulated gains/(losses)—net
Investment securities	1,620	1,071	1,823	1,191
Currency translation adjustments	2,987	(2,136)	2,639	(782)
Derivatives qualifying as hedges	(1,792)	(2,112)	(1,727)	(2,076)
Other capital	17,497	17,288	12,268	12,271
Retained earnings	82,796	75,553	30,304	26,324
Less common stock held in treasury	(24,597)	(26,627)	—	—

Total shareowners’ equity (notes 24 and 25)	79,180	63,706	45,308	36,929

TOTAL LIABILITIES AND EQUITY	$142,104	$125,311	$554,526	$489,828

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on page 72.

73         GE 2003 ANNUAL REPORT

STATEMENT OF CASH FLOWS

	General Electric Company and consolidated affiliates

For the years ended December 31 (In millions)	2003	2002	2001

CASH FLOWS — OPERATING ACTIVITIES
Net earnings	$15,002	$14,118	$13,684
Adjustments to reconcile net earnings to cash provided
from operating activities
Cumulative effect of accounting changes	587	1,015	444
Depreciation and amortization of property, plant and equipment	6,956	6,511	5,873
Amortization of goodwill	—	—	1,252
Earnings (before accounting changes) retained by GECS	—	—	—
Deferred income taxes	1,127	2,414	1,426
Decrease (increase) in GE current receivables	534	(409)	197
Decrease (increase) in inventories	874	(87)	(485)
Increase (decrease) in accounts payable	802	227	4,676
Increase (decrease) in GE progress collections	(2,268)	(5,062)	3,446
Increase in insurance liabilities and reserves	1,679	9,454	8,194
Provision for losses on financing receivables	3,752	3,084	2,481
All other operating activities	1,244	(1,264)	(8,296)

CASH FROM OPERATING ACTIVITIES	30,289	30,001	32,892

CASH FLOWS — INVESTING ACTIVITIES
Additions to property, plant and equipment	(9,767)	(14,056)	(16,394)
Dispositions of property, plant and equipment	4,945	6,357	7,591
Net increase in GECS financing receivables	(14,273)	(18,082)	(13,837)
Payments for principal businesses purchased	(14,407)	(21,570)	(12,429)
Investment in GECS	—	—	—
All other investing activities	10,599	(15,111)	(5,742)

CASH USED FOR INVESTING ACTIVITIES	(22,903)	(62,462)	(40,811)

CASH FLOWS — FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of 90 days or less)	(11,107)	(17,347)	20,482
Newly issued debt (maturities longer than 90 days)	67,545	95,008	32,071
Repayments and other reductions (maturities longer than 90 days)	(43,155)	(40,454)	(37,001)
Net dispositions (purchases) of GE shares for treasury	726	(985)	(2,435)
Dividends paid to shareowners	(7,643)	(7,157)	(6,358)
All other financing activities	(9,998)	3,873	2,047

CASH FROM (USED FOR) FINANCING ACTIVITIES	(3,632)	32,938	8,806

INCREASE (DECREASE) IN CASH AND EQUIVALENTS DURING YEAR	3,754	477	887
Cash and equivalents at beginning of year	8,910	8,433	7,546

Cash and equivalents at end of year	$12,664	$8,910	$8,433

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	$(10,561)	$(9,654)	$(11,125)
Cash recovered (paid) during the year for income taxes	(1,539)	(948)	(1,487)

The notes to consolidated financial statements on pages 76–113 are an integral part of this statement.

74         GE 2003 ANNUAL REPORT

	GE			GECS

For the years ended December 31 (In millions)	2003	2002	2001	2003	2002	2001

CASH FLOWS — OPERATING ACTIVITIES
Net earnings	$15,002	$14,118	$13,684	$7,415	$3,611	$5,417
Adjustments to reconcile net earnings to cash provided
from operating activities
Cumulative effect of accounting changes	587	1,015	444	339	1,015	169
Depreciation and amortization of property, plant and equipment	2,277	2,199	1,919	4,679	4,312	3,954
Amortization of goodwill	—	—	545	—	—	707
Earnings (before accounting changes) retained by GECS	(4,319)	(2,661)	(3,625)	—	—	—
Deferred income taxes	389	1,005	564	738	1,409	862
Decrease (increase) in GE current receivables	585	(486)	207	—	—	—
Decrease (increase) in inventories	909	(149)	(881)	(35)	62	396
Increase (decrease) in accounts payable	676	708	364	666	(880)	4,804
Increase (decrease) in GE progress collections	(2,268)	(5,062)	3,446	—	—	—
Increase in insurance liabilities and reserves	—	—	—	1,679	9,454	8,194
Provision for losses on financing receivables	—	—	—	3,752	3,084	2,481
All other operating activities	(913)	(590)	530	2,215	(556)	(8,688)

CASH FROM OPERATING ACTIVITIES	12,925	10,097	17,197	21,448	21,511	18,296

CASH FLOWS — INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,158)	(2,386)	(2,876)	(7,609)	(11,670)	(13,518)
Dispositions of property, plant and equipment	—	—	—	4,945	6,357	7,591
Net increase in GECS financing receivables	—	—	—	(14,273)	(18,082)	(13,837)
Payments for principal businesses purchased	(3,870)	(8,952)	(1,436)	(10,537)	(12,618)	(10,993)
Investment in GECS	—	(6,300)	(3,043)	—	—	—
All other investing activities	236	203	1,508	9,788	(15,234)	(7,741)

CASH USED FOR INVESTING ACTIVITIES	(5,792)	(17,435)	(5,847)	(17,686)	(51,247)	(38,498)

CASH FLOWS — FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of 90 days or less)	(6,704)	7,924	327	(4,035)	(34,687)	23,634
Newly issued debt (maturities longer than 90 days)	7,356	66	1,303	59,939	96,044	30,752
Repayments and other reductions (maturities longer than 90 days)	(277)	(1,229)	(950)	(42,878)	(39,225)	(36,051)
Net dispositions (purchases) of GE shares for treasury	726	(985)	(2,435)	—	—	—
Dividends paid to shareowners	(7,643)	(7,157)	(6,358)	(3,435)	(1,965)	(1,961)
All other financing activities	—	—	—	(9,998)	10,173	5,090

CASH FROM (USED FOR) FINANCING ACTIVITIES	(6,542)	(1,381)	(8,113)	(407)	30,340	21,464

INCREASE (DECREASE) IN CASH AND EQUIVALENTS DURING YEAR	591	(8,719)	3,237	3,355	604	1,262
Cash and equivalents at beginning of year	1,079	9,798	6,561	7,918	7,314	6,052

Cash and equivalents at end of year	$1,670	$1,079	$9,798	$11,273	$7,918	$7,314

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	$(248)	$(155)	$(358)	$(10,313)	$(9,499)	$(10,767)
Cash recovered (paid) during the year for income taxes	(2,685)	(2,331)	(1,616)	1,146	1,383	129

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on page 74.

75         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Our financial statements consolidate all of our affiliates–companies that we control and in which we hold a majority voting interest. In 2003, as we describe on page 79, we added certain non-affiliates that we do not control to our consolidated financial statements because of new accounting requirements that require consolidation of entities based on holding qualifying residual interests.

     Associated companies are companies that we do not control but over which we have significant influence, most often because we hold a shareholder voting position of 20% to 50%. Results of associated companies are presented on a "one-line" basis.

Financial statement presentation

We have reclassified certain prior-year amounts to conform to this year's presentation.

     Financial data and related measurements are presented in the following categories:

  GE This represents the adding together of all affiliates other than General Electric Capital Services, Inc. (GECS), whose operations are presented on a one-line basis.
  GECS This affiliate owns all of the common stock of General Electric Capital Corporation (GE Capital) and GE Global Insurance Holding Corporation (GE Global Insurance Holding), the parent of Employers Reinsurance Corporation (ERC). GE Capital, GE Global Insurance Holding and their respective affiliates are consolidated in the GECS columns and constitute its business.
  CONSOLIDATED This represents the adding together of GE and GECS.

Effects of transactions between related companies are eliminated. Transactions between GE and GECS are immaterial and consist primarily of GECS services for material procurement and trade receivables management, aircraft engines and medical equipment manufactured by GE that are leased by GECS to others, buildings and equipment leased by GE from GECS, and GE investments in GECS commercial paper.

     Preparing financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Sales of goods and services

We record sales of goods when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not assured, sales are recorded only upon formal customer acceptance.

     Sales of goods in the Consumer Products, Industrial Systems, IT Solutions, Plastics, Specialty Materials and Supply businesses typically do not include multiple product and/or service elements, in contrast with sales in certain of the businesses referred to below. Consumer lighting products and computer hardware and software are often sold with a right of return. Accumulated experience is used to estimate and provide for such returns when we record the sale.

     Sales of goods in the Aircraft Engines, Medical Systems, Power Systems, Transportation Systems and certain Industrial Systems businesses sometimes include multiple components and sometimes include services such as installation. In such contracts, amounts assigned to each component are based on that component's objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. Sales are recognized individually for delivered components only if undelivered components are not essential to functionality of delivered components, fair values of delivered components have been objectively determined, and the delivered components have value to the customer on a standalone basis. However, when undelivered components are inconsequential or perfunctory and not essential to the functionality of the delivered components (like certain training commitments), we recognize sales on the total contract and make provision for the cost of the incomplete elements.

     We record sales of product services and certain power generation equipment in accordance with contracts. For long-term product services agreements, we use estimated contract profit rates to record sales as work is performed. For certain power generation equipment, we use estimated contract profit rates to record sales as major components are completed and delivered to customers. Estimates are subject to revisions; revisions that affect an agreement's total estimated profitability result in an immediate adjustment of earnings. We provide for probable losses. We expense costs to acquire or originate sales agreements as incurred.

     Sales by NBC are recorded when advertisements are broadcast, with provision made for any shortfalls from viewer commitments ("make goods") based on specific contracts and independent viewer census information.

GECS revenues from services (earned income)

We use the interest method to recognize income on all loans. Interest on time sales and loans includes origination, commitment and other non-refundable fees related to funding (recorded in earned income on the interest method). Nonearning loans are loans on which we have stopped accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. We recognize interest income on nonearning loans either as cash is collected or on a cost-recovery basis as conditions warrant. We resume accruing interest on nonearning, non-restructured Commercial Finance loans only when (a) payments are brought current according to

76         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the loan's original terms and (b) future payments are reasonably assured. When we agree to restructured terms with the borrower, we resume accruing interest only when reasonably assured that we will recover full contractual payments, and pass underwriting reviews equivalent to those to which we subject new loans. We resume accruing interest on nonearning Consumer Finance loans only upon receipt of the third consecutive minimum monthly payment or the equivalent. Specific limits restrict the number of times any particular type of delinquent loan may be categorized as non-delinquent and interest accrual resumed.

     We record financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values of leased assets are based primarily on periodic independent appraisals of the values of leased assets remaining at expiration of the lease terms. Significant assumptions we use in estimating residual values include estimated net cash flows over the remaining lease term, results of future remarketing, and future component part and scrap metal prices, discounted at an appropriate rate.

     We recognize operating lease income on a straight-line basis over the terms of underlying leases.

     Fees include commitment fees related to loans that we do not expect to fund and line-of-credit fees. We record these fees in earned income on a straight-line basis over the period to which they relate. We record syndication fees in earned income at the time related services are performed unless significant contingencies exist.

     See below and page 78 for a discussion of income from investment and insurance activities.

Depreciation and amortization

The cost of GE manufacturing plant and equipment is depreciated over its estimated economic life. U.S. assets are depreciated using an accelerated method based on a sum-of-the-years digits formula; non-U.S. assets are depreciated on a straight-line basis.

     The cost of GECS equipment leased to others on operating leases is amortized on a straight-line basis to estimated residual value over the lease term or over the estimated economic life of the equipment. See note 15.

Losses on financing receivables

Our allowance for losses on financing receivables represents our best estimate of probable losses inherent in the portfolio. Our method of calculating estimated losses depends on the size, type and risk characteristics of the related receivables.

     Our consumer loan portfolio consists of homogeneous card receivables, installment loans, auto loans and leases and residential mortgages. The allowance for losses on these receivables is based on ongoing statistical analyses of our historical experience adjusted for the effects of economic cycles.

     Our allowance for losses on our commercial and equipment loan and lease portfolios is based on relevant observable data that include, but are not limited to, historical experience; loan stratification by portfolio and, when applicable, geography; collateral type; credit class or program type; size of the loan balance; and delinquency. In certain commercial loan and lease portfolios, we review all loans based on a number of monitored risk factors other than size, including collateral value, financial performance of the borrower, aging and bankruptcy. We stratify portfolios in which we believe that it is informative to differentiate between small and large balance loans depending on geography and portfolio. For loans deemed individually impaired, we determine allowances using the present values of expected future cash flows. If repossession is expected to be a source of repayment, we estimate the fair value of that collateral using independent appraisals when necessary.

     Delinquencies are the clearest indication of a developing loss, and we monitor delinquency rates closely in all of our portfolios. Experience is not available with new products; therefore, while we are developing that experience, we set loss allowances based on our experience with the most closely analogous products in our portfolio. When we repossess collateral in satisfaction of a commercial loan, we write the receivable down against the allowance for losses. We transfer the asset to "Other assets" and carry it at the lower of cost or estimated fair value less costs to sell.

Cash and equivalents

Debt securities with original maturities of three months or less are included in cash equivalents unless designated as available for sale and classified as investment securities.

Investment securities

We report investments in debt and marketable equity securities, and equity securities at our insurance affiliates, at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in shareowners' equity, net of applicable taxes and other adjustments. We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, our ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Inventories

All inventories are stated at the lower of cost or realizable values. Cost for substantially all of GE's U.S. inventories is determined on a last-in, first-out (LIFO) basis. Cost of other GE inventories is determined on a first-in, first-out (FIFO) basis. GECS inventories consist of finished products held for sale. Cost is determined on a FIFO basis.

77        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets

As of January 1, 2002, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

     We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required.

     Before January 1, 2002, we amortized goodwill over its estimated period of benefit on a straight-line basis; we amortized other intangible assets on appropriate bases over their estimated lives. No amortization period exceeded 40 years. When an intangible asset's carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

GECS insurance accounting policies

Accounting policies for GECS insurance businesses follow.

PREMIUM INCOME. We report insurance premiums as earned income as follows:

  For short-duration insurance contracts (including property and casualty, accident and health, and financial guaranty insurance), we report premiums as earned income, generally on a pro-rata basis, over the terms of the related agreements. For retrospectively rated reinsurance contracts, we record premium adjustments based on estimated losses and loss expenses, taking into consideration both case and incurred-but-not-reported (IBNR) reserves.
  For traditional long-duration insurance contracts (including term and whole life contracts and annuities payable for the life of the annuitant), we report premiums as earned income when due.
  For investment contracts and universal life contracts, we report premiums received as liabilities, not as revenues. Universal life contracts are long-duration insurance contracts with terms that are not fixed and guaranteed; for these contracts, we recognize revenues for assessments against the policyholder's account, mostly for mortality, contract initiation, administration and surrender. Investment contracts are contracts that have neither significant mortality nor significant morbidity risk, including annuities payable for a determined period; for these contracts, we recognize revenues on the associated investments and amounts credited to policyholder accounts are charged to expense.

LIABILITIES FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES represent our best estimate of the ultimate obligations for reported claims plus those IBNR and the related estimated claim settlement expenses for all claims incurred through December 31 of each year. Specific reserves–also referred to as case reserves–are established for reported claims using case-basis evaluations of the underlying claim data and are updated as further information becomes known. IBNR reserves are determined using generally accepted actuarial reserving methods that take into account historical loss experience data and, as appropriate, certain qualitative factors. IBNR reserves are adjusted to take into account certain additional factors that can be expected to affect the liability for claims over time, such as changes in the volume and mix of business written, revisions to contract terms and conditions, changes in legal precedents or developed case law, trends in healthcare and medical costs, and general inflation levels. Settlement of complex claims routinely involves threatened or pending litigation to resolve disputes as to coverage, interpretation of contract terms and conditions or fair compensation for damages suffered. These disputes are settled through negotiation, arbitration or actual litigation. Recorded reserves incorporate our best estimate of the effect that ultimate resolution of such disputes have on both claims payments and related settlement expenses. Liabilities for unpaid claims and claims adjustment expenses are continually reviewed and adjusted; such adjustments are included in current operations and accounted for as changes in estimates.

DEFERRED ACQUISITION COSTS. Costs that vary with and are directly related to the acquisition of new and renewal insurance and investment contracts are deferred and amortized as follows:

  Short-duration contracts–Acquisition costs consist of commissions, brokerage expenses and premium taxes and are amortized ratably over the contract periods in which the related premiums are earned.
  Long-duration contracts–Acquisition costs consist of first-year commissions in excess of recurring renewal commissions, certain variable sales expenses and certain support costs such as underwriting and policy issue expenses. For traditional long-duration insurance contracts, we amortize these costs over the respective contract periods in proportion to either anticipated premium income, or, in the case of limited-payment contracts, estimated benefit payments. For investment contracts and universal life contracts, amortization of these costs is based on estimated gross profits and is adjusted as those estimates are revised.

78         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We review deferred acquisition costs periodically for recoverability considering anticipated investment income.

PRESENT VALUE OF FUTURE PROFITS. The actuarially determined present value of anticipated net cash flows to be realized from insurance, annuity and investment contracts in force at the date of acquisition of life insurance policies is recorded as the present value of future profits and is amortized over the respective policy terms in a manner similar to deferred acquisition costs. We adjust unamortized balances to reflect experience and impairment, if any.

Accounting changes

We adopted Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, on July 1, 2003, and consolidated certain entities in our financial statements for the first time. New balance sheet captions, "Consolidated, liquidating securitization entities," included $36.3 billion of assets and $35.8 billion of liabilities at transition related to entities involved in securitization arrangements. Given their unique nature and the fact that their activities have been discontinued, they are classified in separate financial statement captions. Further information about these entities is provided in note 29. In addition, $14.1 billion and $1.0 billion were added to "Investment securities" and "Other GECS receivables," respectively, at transition for investment securities related to guaranteed investment contracts (GICs) issued by Trinity, a group of sponsored special purpose entities. The related GIC liabilities of $14.7 billion, consolidated at transition, are displayed in "Insurance liabilities, reserves and annuity benefits." As issuance of GICs by these entities is likely to continue in the future, we have displayed these investment securities in financial statement captions consistent with like items of our Insurance businesses. Our consolidation of these entities resulted in a $372 million after-tax accounting charge ($0.04 per share) to net earnings and is reported in the caption "Cumulative effect of accounting changes." This charge resulted from several factors. For entities consolidated based on carrying amounts, the effect of changes in interest rates resulted in transition losses on interest rate swaps that did not qualify for hedge accounting before transition. Losses also arose from the FIN 46 requirement to record carrying amounts of assets in certain securitization entities as if those entities had always been consolidated, requiring us to eliminate certain previously recognized gains. For certain other entities that we were required to consolidate at their July 1, 2003, fair values, we recognized a loss on consolidation because their liabilities, including the fair value of interest rate swaps, exceeded independently appraised fair values of the related assets.

     Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, became effective for us on January 1, 2003. Under SFAS 143, obligations associated with the retirement of long-lived assets are recorded when there is a legal obligation to incur such costs. This amount is accounted for like an additional element of cost, and, like other cost elements, is depreciated over the corresponding asset's useful life. SFAS 143 primarily affects our accounting for costs associated with the future retirement of facilities used for storage and production of nuclear fuel. On January 1, 2003, we recorded a one-time, non-cash transition charge of $330 million ($215 million after tax, or $0.02 per share) which is reported in the caption "Cumulative effect of accounting changes."

     In 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets, under which goodwill is no longer amortized but is tested for impairment using a fair value methodology. Using the required reporting unit basis, we tested all of our goodwill for impairment as of January 1, 2002, and recorded a non-cash charge of $1.204 billion ($1.015 billion after tax, or $0.10 per share). Substantially all of the charge related to the GECS IT Solutions business and the GECS U.S. Auto and Home business. Factors contributing to the impairment charge were the difficult economic environment in the information technology sector and heightened price competition in the auto insurance industry. No impairment charge had been required under our previous goodwill impairment policy, which was based on undiscounted cash flows.

     Also in 2002, we adopted the stock option expense provisions of SFAS 123, Accounting for Stock-Based Compensation. A comparison of reported and pro-forma net earnings, including effects of expensing stock options, follows.
(In millions; per-share amounts in dollars)	2003	2002	2001

Net earnings, as reported	$15,002	$14,118	$13,684
Earnings per share, as reported
Diluted	1.49	1.41	1.37
Basic	1.50	1.42	1.38
Stock option expense included in net earnings	81	27	–
Total stock option expense(a)	315	330	296
PRO-FORMA EFFECTS
Net earnings, on pro-forma basis	14,768	13,815	13,388
Earnings per share, on pro-forma basis
Diluted	1.47	1.38	1.33
Basic	1.47	1.39	1.35

(a) As if we had applied SFAS 123 to expense stock options in all periods. Includes amounts we actually recognized in 2003 and 2002 earnings.

79         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133, all derivative instruments are recognized in the balance sheet at their fair values. Further information about derivatives and hedging is provided in note 28. The cumulative transition effect of adopting this accounting change at January 1, 2001, was a $324 million ($0.03 per share) reduction of net earnings and $827 million reduction in equity.

     Also in 2001, we adopted Emerging Issues Task Force (EITF) Issue 99-20. Under this consensus, impairment of certain retained interests in securitized assets must be recognized when (a) the asset's fair value is below its carrying value, and (b) it is probable that there has been an adverse change in estimated cash flows. The cumulative effect of adopting EITF 99-20 at January 1, 2001, was a one-time reduction of net earnings of $120 million ($0.01 per share).

NOTE 2

GE OTHER INCOME
(In millions)	2003	2002	2001

Licensing and royalty income	$135	$103	$75
Associated companies	118	(170)	(106)
Marketable securities and bank deposits	75	31	184
Bravo exchange	–	571	–
Global eXchange Services gain	–	488	–
Other items	317	83	280

Total	$645	$1,106	$433

NOTE 3

GECS REVENUES FROM SERVICES
(In millions)	2003	2002	2001

Premiums earned by insurance businesses	$18,646	$16,484	$15,634
Interest on time sales and loans	16,495	14,068	12,136
Operating lease rentals	7,199	6,879	6,762
Investment income	6,468	5,570	6,593
Financing leases	4,077	4,441	4,346
Fees	3,349	2,943	2,535
Other income	5,122	5,018	7,223

Total	$61,356	$55,403	$55,229

For insurance businesses, the effects of reinsurance on premiums written and premiums earned were as follows:
(In millions)	2003	2002	2001

PREMIUMS WRITTEN
Direct	$11,640	$11,659	$9,958
Assumed	9,616	9,409	9,603
Ceded	(2,654)	(4,069)	(3,718)

Total	$18,602	$16,999	$15,843

PREMIUMS EARNED
Direct	$11,433	$10,922	$9,912
Assumed	9,964	9,569	9,471
Ceded	(2,751)	(4,007)	(3,749)

Total	$18,646	$16,484	$15,634

NOTE 4

SUPPLEMENTAL COST INFORMATION

Total expenditures for research and development were $2,656 million, $2,631 million and $2,349 million in 2003, 2002 and 2001, respectively. The portion we funded was $2,103 million in 2003, $2,215 million in 2002 and $1,980 million in 2001.

Rental expense under operating leases is shown below.
(In millions)	2003	2002	2001

GE	$733	$773	$694
GECS	893	977	1,006

At December 31, 2003, minimum rental commitments under noncancelable operating leases aggregated $2,764 million and $4,354 million for GE and GECS, respectively. Amounts payable over the next five years follow.
(In millions)	2004	2005	2006	2007	2008

GE	$568	$466	$375	$298	$240
GECS	759	627	539	509	418

GE's selling, general and administrative expense totaled $9,870 million in 2003, $9,131 million in 2002 and $8,637 million in 2001. Capitalized interest is insignificant in 2003, 2002 and 2001.

We recorded restructuring charges of $270 million ($354 million including other related charges) in 2002 to rationalize certain operations and facilities of GE's worldwide industrial businesses. Major elements of these restructuring programs included costs for employee severance, lease termination, dismantlement, and other exit costs. These programs were essentially completed by the end of 2003.

80         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

RETIREE HEALTH AND LIFE BENEFITS

We sponsor a number of retiree health and life insurance benefit plans (retiree benefit plans). Principal retiree benefit plans are discussed below; other such plans are not significant individually or in the aggregate.

PRINCIPAL RETIREE BENEFIT PLANS generally provide health and life insurance benefits to employees who retire under the GE Pension Plan (see note 6) with 10 or more years of service. Retirees share in the cost of healthcare benefits. Benefit provisions are subject to collective bargaining. These plans cover approximately 250,000 retirees and dependents. Our principal retiree benefit plans have a December 31 measurement date.

     The effect on operations of principal retiree benefit plans is shown in the following table.

EFFECT ON OPERATIONS
(In millions)	2003	2002	2001

Expected return on plan assets	$(159)	$(170)	$(185)
Service cost for benefits earned	307	277	191
Interest cost on benefit obligation	535	469	459
Prior service cost	191	96	90
Net actuarial loss recognized	127	78	60

Retiree benefit plans cost	$1,001	$750	$615

ACTUARIAL ASSUMPTIONS. The discount rate at December 31 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal retiree benefit plans follow.

ACTUARIAL ASSUMPTIONS
December 31	2003	2002	2001	2000

Discount rate(a)	6.0%	6.75%	7.25%	7.5%
Compensation increases	5	5	5	5
Expected return on assets	8.5	8.5	9.5	9.5
Healthcare cost trend rate(b)	10.5	13	12	10

(a) Weighted average discount rate for determination of 2003 costs was 6.4%.
(b) For 2003, gradually declining to 5% after 2010.

To determine the expected long-term rate of return on retiree life plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We apply our expected rate of return to a market-related value of assets, which reduces the underlying variability in assets to which we apply that expected return.

     We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

FUNDING POLICY for retiree health benefits is generally to pay covered expenses as they are incurred. We fund retiree life insurance benefits at our discretion. Under the provisions of these plans, we expect to contribute approximately $640 million in 2004 to cover unfunded healthcare benefits.

     Changes in the accumulated postretirement benefit obligation for retiree benefit plans follow.

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)
(In millions)	2003	2002

Balance at January 1	$7,435	$6,796
Service cost for benefits earned	307	277
Interest cost on benefit obligation	535	469
Participant contributions	33	32
Plan amendments(a)	2,483	(60)
Actuarial (gain) loss	(416)	567
Benefits paid	(720)	(687)
Other	44	41

Balance at December 31(b)	$9,701	$7,435

(a) For 2003, associated with changes in retiree benefit plans resulting from collective bargaining agreements that extend through June 2007.
(b) The APBO for the retiree health plans was $7,514 million and $5,458 million at year-end 2003 and 2002, respectively.

Increasing or decreasing the healthcare cost trend rates by one percentage point would have had an insignificant effect on the December 31, 2003, accumulated postretirement benefit obligation and the annual cost of retiree health plans. Our principal retiree benefit plans are collectively bargained and have provisions that limit our per capita costs.

81         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Changes in the fair value of assets for retiree benefit plans follow.

FAIR VALUE OF ASSETS
(In millions)	2003	2002

Balance at January 1	$1,426	$1,771
Actual gain (loss) on plan assets	309	(225)
Employer contributions	565	535
Participant contributions	33	32
Benefits paid	(720)	(687)
Other	13	–

Balance at December 31	$1,626	$1,426

Plan assets are held in trust, as follows:

PLAN ASSET ALLOCATION
	2003		2002

December 31	Target allocation	Actual allocation	Actual allocation

Equity securities	62-74%	73%	64%
Debt securities	20-26	20	29
Real estate	1-5	1	–
Other	3-9	6	7

Total		100%	100%

Plan fiduciaries set investment policies and strategies for the trust. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

     Trust assets invested in short-term securities must be invested in securities rated A1/P1 or better. GE common stock represented 5.4% and 4.8% of trust assets at year-end 2003 and 2002, respectively, and is subject to a statutory limit when it reaches 10% of total trust assets.

     Our recorded assets and liabilities for retiree benefit plans are as follows:

RETIREE BENEFIT ASSET/(LIABILITY)
December 31 (In millions)	2003	2002

Funded status(a)	$(8,075)	$(6,009)
Unrecognized prior service cost	3,045	753
Unrecognized net actuarial loss	1,584	2,277

Net liability recognized	$(3,446)	$(2,979)

Amounts recorded in the Statement of Financial Position:
Prepaid retiree life plans asset	$81	$87
Retiree health plans liability	(3,527)	(3,066)

Net liability recognized	$(3,446)	$(2,979)

(a) Fair value of assets less APBO, as shown in the preceding tables.

The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 is not expected to have a significant effect on our operations, obligations or cash flows.

82         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

PENSION BENEFITS

We sponsor a number of pension plans. Principal pension plans are discussed below; other such plans are not significant individually or in the aggregate. Principal pension plans constitute about 90% of global pension assets and obligations.

PRINCIPAL PENSION PLANS are the GE Pension Plan and the GE Supplementary Pension Plan. These plans have a December 31 measurement date.

     The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. The GE Pension Plan covers approximately 508,000 participants, including 136,000 employees, 171,000 former employees with vested rights to future benefits, and 201,000 retirees and beneficiaries receiving benefits.

     The GE Supplementary Pension Plan is an unfunded plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees.

     Details of the effect on operations of principal pension plans, and the total effect on cost of principal postretirement benefit plans, follow.

EFFECT ON OPERATIONS
(In millions)	2003	2002	2001

Expected return on plan assets	$4,072	$4,084	$4,327
Service cost for benefits earned(a)	(1,213)	(1,107)	(884)
Interest cost on benefit obligation	(2,180)	(2,116)	(2,065)
Prior service cost	(248)	(217)	(244)
Net actuarial gain recognized	609	912	961

Income from pensions	1,040	1,556	2,095
Retiree benefit plans cost (note 5)	(1,001)	(750)	(615)

Net cost reductions from principal postretirement benefit plans	$39	$806	$1,480

(a) Net of participant contributions.

ACTUARIAL ASSUMPTIONS. The discount rate at December 31 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow.

ACTUARIAL ASSUMPTIONS
December 31	2003	2002	2001	2000

Discount rate	6.0%	6.75%	7.25%	7.5%
Compensation increases	5	5	5	5
Expected return on assets	8.5	8.5	9.5	9.5

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We apply our expected rate of return to a market-related value of assets, which reduces the underlying variability in assets to which we apply that expected return.

     We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We have not made contributions to the GE Pension Plan since 1987; any such GE contribution would require payment of excise taxes and would not be deductible for income tax purposes. We will not make any contributions to the GE Pension Plan in 2004. We expect to pay approximately $100 million for GE Supplementary Pension Plan payments and administrative expenses in 2004.

BENEFIT OBLIGATIONS. Accumulated and projected benefit obligations (ABO and PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

     Changes in the PBO for principal pension plans follow.

PROJECTED BENEFIT OBLIGATION
(In millions)	2003	2002

Balance at January 1	$33,266	$30,423
Service cost for benefits earned(a)	1,213	1,107
Interest cost on benefit obligation	2,180	2,116
Participant contributions	169	158
Plan amendments	654	9
Actuarial loss(b)	2,754	1,650
Benefits paid	(2,409)	(2,197)

Balance at December 31(c)	$37,827	$33,266

(a) Net of participant contributions.

(b) Principally associated with discount rate changes.

(c) The PBO for the GE Supplementary Pension Plan was $2.7 billion and $2.2 billion at year-end 2003 and 2002, respectively.

ABO balances for principal pension plans follow.

ACCUMULATED BENEFIT OBLIGATION
December 31 (In millions)	2003	2002

GE Pension Plan	$33,859	$29,698
GE Supplementary Pension Plan	1,619	1,296

Total	$35,478	$30,994

83         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the fair value of assets for principal pension plans follow.

FAIR VALUE OF ASSETS
(In millions)	2003	2002

Balance at January 1	$37,811	$45,006
Actual gain (loss) on plan assets	8,203	(5,251)
Employer contributions	105	95
Participant contributions	169	158
Benefits paid	(2,409)	(2,197)

Balance at December 31	$43,879	$37,811

The GE Pension Plan's assets are held in trust, as follows:

PLAN ASSET ALLOCATION
	2003		2002
December 31	Target allocation	Actual allocation	Actual allocation

Equity securities	51-63%	60%	56%
Debt securities	21-27	20	26
Real estate	4-8	7	6
Private equities	5-11	7	7
Other	3-7	6	5

Total		100%	100%

Plan fiduciaries set investment policies and strategies for the GE Pension Trust. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

     Trust assets are invested subject to the following policy restrictions: short-term securities must be rated A1/P1 or better; investments in real estate–7% of trust assets at year end–may not exceed 25%; other investments in securities that are not freely tradable–11% of trust assets at year end–may not exceed 20%. GE common stock represented 6.3% and 6.0% of trust assets at year-end 2003 and 2002, respectively, and is subject to a statutory limit when it reaches 10% of total trust assets.

     Our recorded assets and liabilities for principal pension plans are as follows:

PREPAID PENSION ASSET/(LIABILITY)
December 31 (In millions)	2003	2002

Funded status(a)	$6,052	$4,545
Unrecognized prior service cost	1,571	1,165
Unrecognized net actuarial loss	7,588	8,356

Net asset recognized	$15,211	$14,066

Amounts recorded in the Statement of Financial Position:
Prepaid pension asset	$17,038	$15,611
Supplementary Pension Plan liability	(1,827)	(1,545)

Net asset recognized	$15,211	$14,066

(a) Fair value of assets less PBO, as shown in the preceding tables.

84         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7

PROVISION FOR INCOME TAXES
(In millions)	2003	2002	2001

GE
Current tax expense	$2,468	$2,833	$3,632
Deferred tax expense from temporary differences	389	1,004	561

	2,857	3,837	4,193

GECS
Current tax expense (benefit)	720	(1,488)	517
Deferred tax expense from temporary differences	738	1,409	863

	1,458	(79)	1,380

CONSOLIDATED
Current tax expense	3,188	1,345	4,149
Deferred tax expense from temporary differences	1,127	2,413	1,424

Total	$4,315	$3,758	$5,573

GE and GECS file a consolidated U.S. federal income tax return. The GECS provision for current tax expense includes its effect on the consolidated return.

     Consolidated current tax expense includes amounts applicable to U.S. federal income taxes of $1,555 million, $137 million and $2,514 million in 2003, 2002 and 2001, respectively, and amounts applicable to non-U.S. jurisdictions of $1,304 million, $1,061 million and $1,225 million in 2003, 2002 and 2001, respectively. Consolidated deferred tax expense related to U.S. federal income taxes was $685 million, $2,112 million and $1,455 million in 2003, 2002 and 2001, respectively.

     Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. See note 21 for details.

     We have not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at December 31, 2003, were approximately $21 billion. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

     Consolidated U.S. income before taxes and the cumulative effect of accounting changes was $11.2 billion in 2003, $12.0 billion in 2002 and $13.9 billion in 2001. The corresponding amounts for non-U.S.-based operations were $8.7 billion in 2003, $6.9 billion in 2002 and $5.8 billion in 2001.

     A reconciliation of the U.S. federal statutory tax rate to the actual tax rate is provided below.

RECONCILIATION OF U.S. FEDERAL STATUTORY TAX RATE TO ACTUAL TAX RATE
	Consolidated			GE			GECS

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from:
Inclusion of after-tax earnings of GECS in before-tax earnings of GE	–	–	–	(14.7)	(8.5)	(10.7)	–	–	–
Amortization of goodwill	–	–	1.0	–	–	0.8	–	–	0.9
Tax-exempt income	(1.1)	(1.2)	(1.3)	–	–	–	(2.4)	(5.1)	(3.8)
Tax on international activities including exports	(9.0)	(10.6)	(5.4)	(4.3)	(5.2)	(3.2)	(10.8)	(22.5)	(6.7)
Americom/Rollins goodwill	–	–	(1.1)	–	–	–	–	–	(3.2)
All other–net	(3.2)	(3.3)	0.1	(0.5)	(1.1)	1.0	(6.0)	(9.1)	(2.4)

	(13.3)	(15.1)	(6.7)	(19.5)	(14.8)	(12.1)	(19.2)	(36.7)	(15.2)

Actual income tax rate	21.7%	19.9%	28.3%	15.5%	20.2%	22.9%	15.8%	(1.7)%	19.8%

85        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

EARNINGS PER SHARE INFORMATION
(In millions; per-share amounts in dollars)	2003		2002		2001

	Diluted	Basic	Diluted	Basic	Diluted	Basic

CONSOLIDATED OPERATIONS
Earnings before accounting changes	$15,589	$15,589	$15,133	$15,133	$14,128	$14,128
Dividend equivalents–net of tax	1	–	13	–	12	–

Earnings before accounting changes for per-share calculation	15,590	15,589	15,146	15,133	14,140	14,128
Cumulative effect of accounting changes	(587)	(587)	(1,015)	(1,015)	(444)	(444)

Net earnings available for per-share calculation	$15,003	$15,002	$14,131	$14,118	$13,696	$13,684

AVERAGE EQUIVALENT SHARES
Shares of GE common stock outstanding	10,019	10,019	9,947	9,947	9,932	9,932
Employee compensation-related shares, including stock options	56	–	81	–	120	–

Total average equivalent shares	10,075	10,019	10,028	9,947	10,052	9,932

PER-SHARE AMOUNTS
Earnings before accounting changes	$1.55	$1.56	$1.51	$1.52	$1.41	$1.42
Cumulative effect of accounting changes	(0.06)	(0.06)	(0.10)	(0.10)	(0.04)	(0.04)

Net earnings per share	$1.49	$1.50	$1.41	$1.42	$1.37	$1.38

NOTE 9

INVESTMENT SECURITIES
	2003				2002
December 31 (In millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

GE
Debt–U.S. corporate	$350	$–	$(28)	$322	$350	$–	$(86)	$264
Equity	42	18	(2)	58	86	10	(28)	68

	392	18	(30)	380	436	10	(114)	332

GECS
Debt
U.S. corporate	50,779	2,558	(684)	52,653	55,489	2,416	(1,490)	56,415
State and municipal	12,707	382	(23)	13,066	12,147	358	(45)	12,460
Mortgage-backed	13,441	271	(93)	13,619	12,285	438	(46)	12,677
Asset-backed	12,471	250	(84)	12,637	7,081	126	(32)	7,175
Corporate–non-U.S.	14,720	557	(89)	15,188	13,396	529	(230)	13,695
Government–non-U.S.	8,558	169	(65)	8,662	8,147	291	(62)	8,376
U.S. government and federal agency	1,611	58	(19)	1,650	1,678	67	(18)	1,727
Equity	2,593	393	(117)	2,869	4,333	165	(493)	4,005

	116,880	4,638	(1,174)	120,344	114,556	4,390	(2,416)	116,530

Total consolidated	$117,272	$4,656	$(1,204)	$120,724	$114,992	$4,400	$(2,530)	$116,862

86         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table presents the gross unrealized losses on, and estimated fair value of, our investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at December 31, 2003.
	Less than 12 months		12 months or more

(In millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses

Debt:
U.S. corporate	$7,915	$(255)	$2,360	$(457)
State and municipal	1,620	(23)	2	–
Mortgage-backed	4,299	(86)	135	(7)
Asset-backed	2,279	(26)	1,523	(58)
Corporate–non-U.S.	2,925	(71)	123	(18)
Government–non-U.S.	3,317	(60)	24	(5)
U.S. government and federal agency	256	(19)	–	–
Equity	402	(81)	105	(38)

Total consolidated	$23,013	$(621)	$4,272	$(583)

Of the $583 million of investment securities in an unrealized loss position for twelve months or more, approximately $355 million relates to securities collateralized by commercial aircraft, of which approximately $288 million are enhanced equipment trust certificates. Commercial aircraft positions are in a loss position as a result of ongoing negative market reaction to commercial airline industry difficulties. We review all of our investment securities routinely for other than temporary impairment as described on page 77. In accordance with that policy, we provide for all amounts that we do not expect either to collect in accordance with the contractual terms of the instruments or to recover based on underlying collateral values.

     A substantial portion of our mortgage-backed securities are collateralized by U.S. residential mortgages.

CONTRACTUAL MATURITIES OF GECS INVESTMENT IN DEBT SECURITIES
(EXCLUDING MORTGAGE-BACKED AND ASSET-BACKED SECURITIES)
	Amortized	Estimated
(In millions)	cost	fair value

Due in
2004	$7,220	$7,265
2005–2008	20,445	20,895
2009–2013	25,232	25,829
2014 and later	35,478	37,230

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

     Supplemental information about gross realized gains and losses on investment securities follows.
(In millions)	2003	2002	2001

GE
Gains	$3	$–	$236
Losses, including impairments	(38)	(76)	(100)

Net	(35)	(76)	136

GECS
Gains	1,322	1,578	1,800
Losses, including impairments	(914)	(1,277)	(838)

Net	408	301	962

Total	$373	$225	$1,098

Proceeds from securities sales amounted to $36.4 billion, $46.4 billion and $40.0 billion in 2003, 2002 and 2001, respectively.

87        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

GE CURRENT RECEIVABLES
December 31 (In millions)	2003	2002

Aircraft Engines	$1,782	$1,841
Consumer Products	565	734
Industrial Products and Systems	908	1,041
Medical Systems	2,024	1,411
NBC	938	891
Plastics	651	821
Power Systems	3,644	3,754
Specialty Materials	470	421
Transportation Systems	202	165
Corporate items and eliminations	275	347

	11,459	11,426
Less allowance for losses	(486)	(453)

Total	$10,973	$10,973

Receivables balances at December 31, 2003 and 2002, before allowance for losses, included $6,746 million and $6,269 million, respectively, from sales of goods and services to customers, and $226 million and $304 million, respectively, from transactions with associated companies.

     Current receivables of $444 million at year-end 2003 and $344 million at year-end 2002 arose from sales, principally of aircraft engine goods and services, on open account to various agencies of the U.S. government, which is our largest single customer. About 4% of our sales of goods and services were to the U.S. government in 2003, 2002 and 2001.

NOTE 11

INVENTORIES
December 31 (In millions)	2003	2002

GE
Raw materials and work in process	$4,530	$4,894
Finished goods	4,376	4,379
Unbilled shipments	281	372

	9,187	9,645
Less revaluation to LIFO	(632)	(606)

	8,555	9,039

GECS
Finished goods	197	208

Total	$8,752	$9,247

LIFO revaluations increased $26 million in 2003, compared with decreases of $70 million in 2002 and $169 million in 2001. Included in the 2003 change was an increase of $3 million that resulted from higher LIFO inventory levels. Included in the 2002 and 2001 changes were decreases of $21 million and $8 million, respectively, that resulted from lower LIFO inventory levels. Net costs increased in 2003 and decreased in 2002 and 2001. As of December 31, 2003, we are obligated to acquire certain raw materials at market prices through the year 2023 under various take-or-pay or similar arrangements. Annual minimum commitments under these arrangements are insignificant.

NOTE 12

GECS FINANCING RECEIVABLES (INVESTMENTS IN TIME SALES, LOANS AND FINANCING LEASES)
December 31 (In millions)	2003	2002

COMMERCIAL FINANCE
Equipment	$60,370	$61,961
Commercial and industrial	39,383	36,512
Real estate	20,171	21,041
Commercial aircraft	12,424	11,397

	132,348	130,911

CONSUMER FINANCE
Non-U.S. installment, revolving credit and other	34,440	23,655
Non-U.S. residential	19,593	9,731
Non-U.S. auto	18,668	15,113
U.S. installment, revolving credit and other	16,545	14,312
Other	5,431	3,225

	94,677	66,036

Other, principally Equipment Management	5,260	6,613

	232,285	203,560
Less allowance for losses (note 13)	(6,256)	(5,500)

Total	$226,029	$198,060

GECS financing receivables include both time sales and loans and financing leases. Time sales and loans represents transactions in a variety of forms, including time sales, revolving charge and credit, mortgages, installment loans, intermediate-term loans and revolving loans secured by business assets. The portfolio includes time sales and loans carried at the principal amount on which finance charges are billed periodically, and time sales and loans carried at gross book value, which includes finance charges.

     Investment in financing leases consists of direct financing and leveraged leases of aircraft, railroad rolling stock, autos, other transportation equipment, data processing equipment and medical equipment, as well as other manufacturing, power generation, commercial real estate, and commercial equipment and facilities.

88         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As the sole owner of assets under direct financing leases and as the equity participant in leveraged leases, GECS is taxed on total lease payments received and is entitled to tax deductions based on the cost of leased assets and tax deductions for interest paid to third-party participants. GECS is generally entitled to any residual value of leased assets.

     Investment in direct financing and leveraged leases represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. GECS has no general obligation for principal and interest on notes and other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable. The GECS share of rentals receivable on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment.

NET INVESTMENT IN FINANCING LEASES
	Total financing leases		Direct financing leases		Leveraged leases
December 31 (In millions)	2003	2002	2003	2002	2003	2002

Total minimum lease payments receivable	$87,400	$88,640	$57,929	$56,779	$29,471	$31,861
Less principal and interest on third-party nonrecourse debt	(22,144)	(24,249)	–	–	(22,144)	(24,249)

Net rentals receivable	65,256	64,391	57,929	56,779	7,327	7,612
Estimated unguaranteed residual value of leased assets	9,733	9,807	6,058	6,032	3,675	3,775
Less deferred income	(13,496)	(13,947)	(9,720)	(9,998)	(3,776)	(3,949)

Investment in financing leases	61,493	60,251	54,267	52,813	7,226	7,438
Less amounts to arrive at net investment
Allowance for losses	(830)	(861)	(734)	(759)	(96)	(102)
Deferred taxes	(10,250)	(9,763)	(5,793)	(5,559)	(4,457)	(4,204)

Net investment in financing leases	$50,413	$49,627	$47,740	$46,495	$2,673	$3,132

CONTRACTUAL MATURITIES
(In millions)	Total time sales and loans	Net rentals receivable

Due in
2004	$55,044	$16,490
2005	28,020	13,272
2006	23,249	10,148
2007	13,951	6,883
2008	12,650	4,066
2009 and later	37,878	14,397

Total	$170,792	$65,256

We expect actual maturities to differ from contractual maturities.

"Impaired" loans are defined by generally accepted accounting principles as large balance loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. An analysis of impaired loans follows.
December 31 (In millions)	2003	2002

Loans requiring allowance for losses	$940	$1,140
Loans expected to be fully recoverable	1,355	845

	$2,295	$1,985

Allowance for losses	$378	$397
Average investment during year	2,193	1,747
Interest income earned while impaired(a)	33	16

(a) Recognized principally on cash basis.

89         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

GECS ALLOWANCE FOR LOSSES ON FINANCING RECEIVABLES
(In millions)	2003	2002	2001

BALANCE AT JANUARY 1
Commercial Finance	$2,634	$2,513	$1,682
Consumer Finance	2,782	2,173	2,149
Other	84	106	195

	5,500	4,792	4,026

PROVISION CHARGED TO OPERATIONS
Commercial Finance	883	1,092	756
Consumer Finance	2,808	1,950	1,646
Other	61	42	79

	3,752	3,084	2,481

OTHER ADDITIONS(a)	648	704	563

GROSS WRITE-OFFS
Commercial Finance	(1,317)	(1,247)	(551)
Consumer Finance	(3,114)	(2,383)	(2,076)
Other	(61)	(92)	(147)

	(4,492)	(3,722)	(2,774)

RECOVERIES
Commercial Finance	126	95	66
Consumer Finance	710	534	417
Other	12	13	13

	848	642	496

BALANCE AT DECEMBER 31
Commercial Finance	2,219	2,634	2,513
Consumer Finance	3,984	2,782	2,173
Other	53	84	106

Balance at December 31	$6,256	$5,500	$4,792

(a) Includes $168 million, $493 million and $666 million related to acquisitions and $480 million, $211 million and $(103) million related to the net effects of exchange rates in 2003, 2002 and 2001, respectively.

SELECTED FINANCING RECEIVABLES RATIOS
December 31	2003	2002

ALLOWANCE FOR LOSSES ON FINANCING RECEIVABLES AS A PERCENTAGE OF TOTAL FINANCING RECEIVABLES
Commercial Finance	1.68%	2.01%
Consumer Finance	4.21	4.21
Other	1.01	1.27
Total	2.69	2.70

NONEARNING AND REDUCED EARNING FINANCING RECEIVABLES AS A PERCENTAGE OF TOTAL FINANCING RECEIVABLES
Commercial Finance	1.3%	1.7%
Consumer Finance	2.6	2.4
Other	1.3	1.2
Total	1.8	1.9

NOTE 14

GECS INSURANCE RECEIVABLES
December 31 (In millions)	2003	2002

Reinsurance recoverables	$12,067	$13,551
Commercial mortgage loans	6,164	5,358
Premiums receivable	4,510	5,314
Residential mortgage loans	1,258	1,919
Corporate and individual loans–Edison Life	–	1,801
Policy loans	1,245	1,539
Funds on deposit with reinsurers	623	830
Other	1,407	1,552
Allowance for losses	(221)	(279)

Total	$27,053	$31,585

90        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

PROPERTY, PLANT AND EQUIPMENT (INCLUDING EQUIPMENT LEASED TO OTHERS)
	Estimated
	useful
December 31 (In millions)	lives		2003	2002

ORIGINAL COST
GE
Land and improvements	8	(a)	$861	$623

Buildings, structures and related equipment	8-40		8,369	8,398
Machinery and equipment	4-20		24,184	22,264
Leasehold costs and manufacturing plant under construction	1-10		2,228	1,964

			35,642	33,249

GECS(b)
Buildings and equipment	1-40		4,792	4,731
Equipment leased to others
Aircraft	6-19		23,065	20,053
Vehicles	3-12		16,600	13,349
Railroad rolling stock	3-30		3,356	3,376
Mobile and modular	3-20		3,164	2,994
Construction and manufacturing	3-25		1,562	1,326
All other	2-35		3,025	3,004

			55,564	48,833

Total			$91,206	$82,082

NET CARRYING VALUE
GE
Land and improvements			$814	$587
Buildings, structures and related equipment			4,332	4,375
Machinery and equipment			7,547	7,083
Leasehold costs and manufacturing plant under construction			1,873	1,698

			14,566	13,743

GECS
Buildings and equipment			2,827	2,893
Equipment leased to others
Aircraft(c)			19,093	17,030
Vehicles			9,745	8,481
Railroad rolling stock			2,220	2,309
Mobile and modular			1,814	1,632
Construction and manufacturing			1,120	1,010
All other			1,997	1,975

			38,816	35,330

Total			$53,382	$49,073

(a) Estimated useful lives excluding land.
(b) Includes $1.8 billion and $1.4 billion of assets leased to GE as of December 31, 2003 and 2002, respectively.
(c) Commercial Finance recognized impairment losses of $0.2 billion in 2003 and 2002 recorded in the caption "Other costs and expenses" in the Statement of Earnings to reflect adjustments to fair value based on current market values from independent appraisers.

Amortization of GECS equipment leased to others was $4,224 million, $3,919 million and $3,461 million in 2003, 2002 and 2001, respectively. Noncancelable future rentals due from customers for equipment on operating leases at year-end 2003 are due as follows:

(In millions)

Due in
2004	$5,267
2005	4,662
2006	3,426
2007	2,373
2008	1,661
After 2008	5,673

Total	$23,062

91         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

INTANGIBLE ASSETS
December 31 (In millions)	2003	2002

GE
Goodwill	$25,960	$20,044
Capitalized software	1,678	1,559
Other intangibles	2,566	1,446

	30,204	23,049

GECS
Goodwill	21,527	19,094
Present value of future profits (PVFP)	1,562	2,457
Capitalized software	800	894
Other intangibles	932	686

	24,821	23,131

Total	$55,025	$46,180

GE intangible assets are net of accumulated amortization of $5,759 million in 2003 and $5,203 million in 2002. GECS intangible assets are net of accumulated amortization of $11,515 million in 2003 and $10,603 million in 2002.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
December 31 (In millions)	Gross carrying amount	Accumulated amortization	Net

2003
PVFP	$4,571	$(3,009)	$1,562
Capitalized software	4,911	(2,433)	2,478
Servicing assets(a)	3,539	(3,392)	147
Patents, licenses and other	2,721	(806)	1,915
All other	1,095	(417)	678

Total	$16,837	$(10,057)	$6,780

2002
PVFP	$5,261	$(2,804)	$2,457
Capitalized software	4,269	(1,816)	2,453
Servicing assets(a)	3,582	(3,240)	342
Patents, licenses and other	1,665	(675)	990
All other	556	(341)	215

Total	$15,333	$(8,876)	$6,457

(a) Servicing assets, net of accumulated amortization, are associated primarily with serviced residential mortgage loans amounting to $14 billion and $33 billion at December 31, 2003 and 2002, respectively.

Indefinite-lived intangible assets were $758 million and $585 million at December 31, 2003 and 2002, respectively, and principally comprise U.S. Federal Communication Commission licenses and cable affiliation agreements.

     Consolidated amortization expense related to intangible assets, excluding goodwill, for 2003 and 2002 was $1,407 million and $1,999 million, respectively. The estimated percentage of the December 31, 2003, net PVFP balance to be amortized over each of the next five years follows.
2004	2005	2006	2007	2008

8.8%	8.2%	7.5%	6.9%	6.4%

Change in PVFP balances follow.
(In millions)	2003	2002

Balance at January 1	$2,457	$2,198
Acquisitions	46	494
Dispositions	(658)	–
Accrued interest(a)	80	83
Amortization	(318)	(369)
Other	(45)	51

Balance at December 31	$1,562	$2,457

(a) Interest was accrued at a rate of 4.3% and 3.5% for 2003 and 2002, respectively.

Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense. No such expense was recorded in 2003 or 2002.

     Amortization expense for PVFP in future periods will be affected by acquisitions, realized capital gains/losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expense for other intangibles will depend on acquisition activity and other business transactions.

     The amount of goodwill amortization included in net earnings (net of income taxes) in 2001 was $499 million and $552 million for GE and GECS, respectively.

     The effects on earnings and earnings per share of excluding such goodwill amortization from 2001 follow.
	2001

(In millions; per-share amounts in dollars)	Consolidated	GE	GECS

Net earnings, as reported	$13,684	$13,684	$5,417
Net earnings, excluding goodwill amortization	14,735	14,735	5,969

		Diluted	Basic

Earnings per share, as reported		$1.37	$1.38
Earnings per share, excluding goodwill amortization		1.47	1.48

92         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in goodwill balances, net of accumulated amortization, follow.
	2003					2002
(In millions)	Balance January 1	Acquisitions/ purchase accounting adjustments	(a)	Foreign exchange and other	Balance December 31	Balance January 1	Transition impairment	Acquisitions/ purchase accounting adjustments	(a)	Foreign exchange and other	Balance December 31

Aircraft Engines	$2,286	$354		$11	$2,651	$1,916	$–	$345		$25	$2,286
Commercial Finance	7,987	121		82	8,190	6,235	–	1,684		68	7,987
Consumer Finance	5,562	1,294		923	7,779	3,826	–	1,286		450	5,562
Consumer Products	396	2		17	415	393	–	–		3	396
Equipment Management	1,242	91		6	1,339	1,160	–	31		51	1,242
Industrial Products and Systems	2,372	106		57	2,535	772	–	1,585		15	2,372
Insurance	4,176	12		(96)	4,092	3,372	–	542		262	4,176
Medical Systems	2,898	1,846		22	4,766	2,408	–	430		60	2,898
NBC	4,941	1,507		–	6,448	2,568	–	2,373		–	4,941
Plastics	1,857	25		35	1,917	1,703	–	151		3	1,857
Power Systems	3,095	484		388	3,967	1,948	–	942		205	3,095
Specialty Materials	1,643	933		132	2,708	220	–	1,424		(1)	1,643
Transportation Systems	556	–		(3)	553	426	–	127		3	556
All Other GECS	127	–		–	127	1,340	(1,204)	–		(9)	127

Total	$39,138	$6,775		$1,574	$47,487	$28,287	$(1,204)	$10,920		$1,135	$39,138

(a) The amount of goodwill related to new acquisitions recorded during 2003 was $6,602 million, the largest of which were Instrumentarium ($1,754 million) by Medical Systems, Bravo ($1,473 million) by NBC and First National Bank ($680 million) by Consumer Finance. The amount of goodwill related to purchase accounting adjustments during 2003 was $173 million, primarily associated with the 2002 acquisitions of several businesses at Industrial Products and Systems, Australian Guarantee Corporation at Consumer Finance and Security Capital Group at Commercial Finance. The amount of goodwill related to new acquisitions recorded during 2002 was $9,641 million, the largest of which were Telemundo ($2,159 million) by NBC, Betz-Dearborn ($1,422 million) by Specialty Materials, Interlogix ($888 million) by Industrial Products and Systems and Australian Guarantee Corporation ($621 million) by Consumer Finance. The amount of goodwill related to purchase accounting adjustments during 2002 was $1,279 million, primarily associated with the 2001 acquisition of Heller Financial, Inc. Upon closing an acquisition, we estimate the fair values of assets and liabilities acquired and consolidate the acquisition as quickly as possible. Given the time it takes to obtain pertinent information to finalize the acquired company's balance sheet (frequently with implications for the price of the acquisition), then to adjust the acquired company's policies, procedures, books and records to our standards, it is often several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for our initial estimates to be subsequently revised.

93         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

ALL OTHER ASSETS
December 31 (In millions)	2003	2002

GE
Investments
Associated companies(a)	$1,348	$3,640
Other	1,228	1,016

	2,576	4,656
Prepaid pension asset	17,038	15,611
Contract costs and estimated earnings	3,505	3,466
Prepaid broadcasting rights	1,582	1,053
Long-term receivables, including notes	1,932	1,824
Derivative instruments(b)	454	364
Other	3,361	3,193

	30,448	30,167

GECS
Investments
Associated companies(a)	12,764	11,635
Real estate(c)	13,390	14,395
Assets held for sale(d)	1,833	2,998
Other	8,052	5,164

	36,039	34,192
Separate accounts (see note 19)	16,820	14,978
Deferred acquisition costs	7,879	8,086
Derivative instruments(b)	1,797	2,071
Other	5,094	4,755

	67,629	64,082

ELIMINATIONS	(963)	(1,035)

Total	$97,114	$93,214

(a) Includes advances to associated companies which are non-controlled, non-consolidated equity investments. Also, in 2002, included $2.0 billion of recent GE investments in controlled companies consolidated in early 2003.
(b) Amounts are stated at fair value in accordance with SFAS 133. We discuss types of derivative instruments and how we use them in note 28.
(c) GECS investment in real estate consists principally of two categories: real estate held for investment and equity method investments. Both categories contain a wide range of properties including the following at December 31, 2003: office buildings (24%), self storage facilities (20%), apartment buildings (17%), retail facilities (14%), industrial properties (8%), franchise properties (7%), parking facilities (7%) and other (3%). At December 31, 2003, investments were located in North America (60%), Europe (24%) and Asia (16%).
(d) These assets held for sale were accounted for at the lower of carrying amount or each asset's fair value less costs to sell.

Separate accounts represent investments controlled by policyholders and are associated with identical amounts reported as insurance liabilities in note 19.

NOTE 18

BORROWINGS

SHORT-TERM BORROWINGS
December 31 (In millions)	2003			2002
	Amount	Average rate	(a)	Amount	Average rate	(a)

GE
Commercial paper
U.S.	$1,149	1.08%		$6,568	1.69%
Non-U.S.	340	2.72		296	2.89
Payable to banks, principally non-U.S.	388	4.89		660	4.88
Current portion of long-term debt	392	2.58		57	9.61
Other	286			1,205

	2,555			8,786

GECS
Commercial paper
U.S.	65,536	1.11		66,629	1.51
Non-U.S.	15,062	2.93		17,611	3.41
Current portion of long-term debt	37,885	3.32		35,606	4.19
Other	14,505			10,280

	132,988			130,126

ELIMINATIONS	(626)			(137)

Total	$134,917			$138,775

(a) Based on year-end balances and year-end local currency interest rates, including the effects of interest rate and currency swaps, if any, directly associated with the original debt issuance.

94        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM BORROWINGS
December 31 (In millions)	2003 Average rate(a)	Maturities	2003	2002

GE
Senior notes	3.74%	2005–2013	$7,483	$–
Industrial development/pollution control bonds	1.39	2005–2027	331	346
Payable to banks, principally non-U.S.	6.70	2005–2008	212	246
Other(b)			362	378

			8,388	970

GECS
Senior notes	3.42	2005–2055	149,049	127,573
Extendible notes	1.27	2007–2008	12,229	12,000
Subordinated notes(c)	7.52	2005–2035	1,262	1,263

			162,540	140,836

ELIMINATIONS			(924)	(1,174)

Total			$170,004	$140,632

(a) Based on year-end balances and year-end local currency interest rates, including the effects of interest rate and currency swaps, if any, directly associated with the original debt issuance.
(b) A variety of obligations having various interest rates and maturities, including certain borrowings by parent operating components and affiliates.
(c) At year-end 2003 and 2002, $1.0 billion of subordinated notes were guaranteed by GE.

Our borrowings are addressed below from the perspectives of liquidity, interest rate and currency risk management. Additional information about borrowings and associated swaps can be found in note 28.

LIQUIDITY is affected by debt maturities and our ability to repay or refinance such debt. Long-term debt maturities over the next five years follow.
(In millions)	2004	2005	2006	2007	2008

GE	$ 392	$ 2,571	$ 194	$ 58	$ 40
GECS	37,885	45,457(a)	28,671	18,140	13,141

(a) Floating rate extendible notes of $12.2 billion are due in 2005, but are extendible at the investor's option to a final maturity in 2007 ($12.0 billion) or 2008 ($0.2 billion).

Committed credit lines totaling $57.2 billion had been extended to us by 85 banks at year-end 2003. Included in this amount was $48.3 billion provided directly to GECS and $8.9 billion provided by 22 banks to GE to which GECS also has access. The GECS lines include $19.9 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. The remaining $37.3 billion are 364-day lines of which $26.9 billion contain a term-out feature that allows GE Capital to extend the borrowings for one year from the date of expiration of the lending agreement. We pay banks for credit facilities, but compensation amounts were insignificant in each of the past three years.

INTEREST RATE AND CURRENCY RISK is managed through the direct issuance of debt or use of derivatives. We take positions in view of anticipated behavior of assets, including prepayment behavior. We use a variety of instruments, including interest rate and currency swaps and currency forwards, to achieve our interest rate objectives. Effective interest rates were lower under these "synthetic" positions than could have been achieved by issuing debt directly. The following table shows GECS borrowing positions considering the effects of currency and interest rate swaps.

GECS EFFECTIVE BORROWINGS (INCLUDING SWAPS)
	2003		2002

December 31 (In millions)	Amount	Average rate	Amount

Short-term(a)	$66,501	1.73%	$60,151

Long-term (including current portion)
Fixed rate(b)	$121,098	4.89%	$121,147
Floating rate	107,929	1.96	89,049

Total long-term	$229,027		$210,196

(a) Includes commercial paper and other short-term debt.
(b) Includes fixed-rate borrowings and $26.5 billion ($34.4 billion in 2002) notional long-term interest rate swaps that effectively convert the floating-rate nature of short-term borrowings to fixed rates of interest.

At December 31, 2003, interest rate swap maturities ranged from 2004 to 2048, including swap maturities for hedges of commercial paper that ranged from 2004 to 2024. The use of commercial paper swaps allows us to match our actual asset profile more efficiently and provides more flexibility as it does not depend on investor demand for particular maturities.

95         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19

GECS INSURANCE LIABILITIES, RESERVES AND ANNUITY BENEFITS
December 31 (In millions)	2003	2002

Investment contracts and universal life benefits	$55,119	$43,614
Life insurance benefits(a)	28,040	39,254
Unpaid claims and claims adjustment expenses(b)	29,176	30,571
Unearned premiums	7,109	7,436
Separate accounts (see note 17)	16,820	14,978

Total	$136,264	$135,853

(a) Life insurance benefits are accounted for mainly by a net-level-premium method using estimated yields generally ranging from 1.2% to 8.5% in 2003 and 1.5% to 8.5% in 2002.
(b) Principally property and casualty reserves amounting to $24.9 billion and $26.1 billion at December 31, 2003 and 2002, respectively. Includes amounts for both reported and incurred-but-not-reported claims, reduced by anticipated salvage and subrogation recoveries. Estimates of liabilities are reviewed and updated continually, with changes in estimated losses reflected in operations.

When insurance affiliates cede insurance to third parties, they are not relieved of their primary obligation to policyholders. Losses on ceded risks give rise to claims for recovery; we establish allowances for probable losses on such receivables from reinsurers as required.

     We recognize reinsurance recoveries as a reduction of the statement of earnings caption "Insurance losses and policyholder and annuity benefits." Reinsurance recoveries were $1,781 million, $2,234 million and $5,863 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The insurance liability for unpaid claims and claims adjustment expenses related to policies that may cover environmental and asbestos exposures is based on known facts and an assessment of applicable law and coverage litigation. Liabilities are recognized for both known and unasserted claims (including the cost of related litigation) when sufficient information has been developed to indicate that a claim has been incurred and a range of potential losses can be reasonably estimated. Developed case law and adequate claim history do not exist for certain claims, principally due to significant uncertainties as to both the level of ultimate losses that will occur and what portion, if any, will be deemed to be insured amounts.

     A summary of activity affecting unpaid claims and claims adjustment expenses, principally in property and casualty lines, follows.

(In millions)	2003	2002	2001

Balance at January 1–gross	$30,571	$27,233	$22,886
Less reinsurance recoverables	(9,646)	(9,400)	(5,477)

Balance at January 1–net	20,925	17,833	17,409
Claims and expenses incurred
Current year	9,002	9,505	9,199
Prior years	740	3,188	682
Claims and expenses paid
Current year	(2,565)	(3,173)	(3,021)
Prior years	(7,079)	(6,918)	(6,694)
Claims reserves related to acquired companies	–	81	–
Other	(160)	409	258

Balance at December 31–net	20,863	20,925	17,833
Add reinsurance recoverables	8,313	9,646	9,400

Balance at December 31–gross	$29,176	$30,571	$27,233

Claims and expenses incurred–prior years represents additional losses (adverse development) recognized in any year for loss events that occurred before the beginning of that year. Adverse development, which amounted to 4%, 18% and 4% of beginning of year loss reserves in 2003, 2002 and 2001, respectively, was primarily encountered at GE Global Insurance Holding.

     In 2001, we began to experience an acceleration of reported claims activity in certain liability-related coverages, specifically, hospital liability, non-standard auto (automobile insurance extended to higher-risk drivers) and commercial and public entity general liability lines of business, and recognized the increase in projected ultimate losses.

     During 2002, reported claims activity accelerated dramatically, affecting much of our liability-related insurance written in 1997 through 2001. In connection with our normal actuarial updates, we adjusted our best estimate of ultimate losses to reflect our experience, increasing recorded reserves by $2.5 billion in the fourth quarter of 2002, for a total of $3.5 billion adverse development in ERC for the year.

     In 2003, we continued to monitor our reported claims activity compared with our revised expected loss levels. In a majority of our lines of business, reported claims activity in 2003 was reasonably close to expected amounts. In a few lines–principally medical malpractice, product liability and certain director and officer related coverage–reported claims volumes exceeded our revised loss expectations. Accordingly, we increased our loss reserves to the newly-indicated ultimate levels in 2003, recording adverse development of $0.9 billion. We will continue to monitor reported claims activity for all lines of business in the future and take necessary reserve actions–either to increase or decrease reserves–as our estimates continue to mature.

96         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Our Mortgage Insurance business experienced favorable development during the three-year period, primarily reflecting continued strength in certain real estate markets and the success of our loss containment initiatives.

     Financial guarantees and credit life risk of insurance affiliates are summarized below.
December 31 (In millions)	2003	2002

Guarantees, principally on municipal bonds and asset-backed securities	$1,190	$226,559
Mortgage insurance risk in force	146,627	101,530
Credit life insurance risk in force	25,728	23,283
Less reinsurance	(2,207)	(38,883)

Total	$171,338	$312,489

Certain insurance affiliates offer insurance guaranteeing the timely payment of scheduled principal and interest on municipal bonds and certain asset-backed securities. Substantially all of this business was conducted by Financial Guaranty Insurance Company (FGIC), which we sold in the fourth quarter of 2003. Other insurance affiliates provide insurance to protect residential mortgage lenders from severe financial loss caused by the non-payment of loans and issue credit life insurance designed to pay the balance due on a loan if the borrower dies before the loan is repaid. As part of their overall risk management process, insurance affiliates cede to third parties a portion of their risk associated with these guarantees. In doing so, they are not relieved of their primary obligation to policyholders.

NOTE 20

ALL OTHER LIABILITIES

This caption includes noncurrent compensation and benefit accruals at year-end 2003 and 2002 of $10,380 million and $8,826 million, respectively. Also included are amounts for deferred income, derivative instruments, interest on tax liabilities, product warranties and a variety of sundry items.

     We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs at each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the lower end of such range. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop a meaningful estimate of the reasonably possible aggregate environmental remediation exposure. However, even in the unlikely event that remediation costs amounted to the high end of the range of costs for each site, the resulting additional liability would not be material to our financial position, results of operations or liquidity.

NOTE 21

DEFERRED INCOME TAXES

Aggregate deferred income tax amounts are summarized below.
December 31 (In millions)	2003	2002

ASSETS
GE	$7,594	$6,817
GECS	9,948	7,584

	17,542	14,401

LIABILITIES
GE	9,505	8,744
GECS	20,684	18,174

	30,189	26,918

NET DEFERRED INCOME TAX LIABILITY	$12,647	$12,517

Principal components of our net liability/(asset) representing deferred income tax balances are as follows:
December 31 (In millions)	2003	2002

GE
Provisions for expenses(a)	$(4,723)	$(4,693)
Retiree insurance plans	(1,206)	(1,043)
Prepaid pension asset	5,963	5,464
Depreciation	1,714	1,536
Other–net	163	663

	1,911	1,927

GECS
Financing leases	10,250	9,763
Operating leases	3,523	3,627
Deferred acquisition costs	1,501	1,494
Allowance for losses	(2,036)	(1,569)
Insurance reserves	(1,109)	(1,218)
Derivatives qualifying as hedges	(1,029)	(1,252)
AMT credit carryforward	(351)	(597)
Other–net	(13)	342

	10,736	10,590

NET DEFERRED INCOME TAX LIABILITY	$12,647	$12,517

(a) Represents the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits, interest on tax liabilities, product warranties and other sundry items that are not currently deductible.

97         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22

GECS MINORITY INTEREST IN EQUITY OF CONSOLIDATED AFFILIATES

Minority interest in equity of consolidated GECS affiliates includes preferred stock issued by GE Capital and by affiliates of GE Capital. The preferred stock primarily pays cumulative dividends at variable rates. Value of the preferred shares is summarized below.
December 31 (In millions)	2003	2002

GE Capital	$2,600	$2,600
GE Capital affiliates	1,841	1,588

Dividend rates in local currency on the preferred stock ranged from 0.91% to 5.65% during 2003 and from 1.44% to 6.20% during 2002.

NOTE 23

RESTRICTED NET ASSETS OF GECS AFFILIATES

Certain GECS consolidated affiliates are restricted from remitting funds to GECS in the form of dividends or loans by a variety of regulations, the purpose of which is to protect affected insurance policyholders, depositors or investors. At December 31, 2003 and 2002, net assets of regulated GECS affiliates amounted to $46.7 billion and $43.7 billion, respectively, of which $37.0 billion and $37.8 billion, respectively, was restricted.

     At December 31, 2003 and 2002, the aggregate statutory capital and surplus of the insurance businesses totaled $15.9 billion and $17.9 billion, respectively. Accounting practices prescribed by statutory authorities are used in preparing statutory statements.

NOTE 24

SHAREOWNERS' EQUITY

(In millions)	2003	2002	2001

COMMON STOCK ISSUED	$669	$669	$669

ACCUMULATED NONOWNER CHANGES OTHER THAN EARNINGS
Balance at January 1	$(3,177)	$(4,323)	$(2,500)
Cumulative effect of adopting SFAS 133–net of deferred taxes of $(513)	–	–	(827)
Investment securities–net of deferred taxes of $505, $805 and $111(a)	799	1,555	203
Currency translation adjustments–net of deferred taxes of $(1,447), $20 and $48	5,119	1,000	(562)
Derivatives qualifying as hedges–net of deferred taxes of $(448), $(822) and $(505)	(803)	(2,070)	(690)
Reclassification adjustments– Investment securities–net of deferred taxes of $(135), $(135) and $(274)	(250)	(252)	(509)
Currency translation adjustments	4	–	–
Derivatives qualifying as hedges–net of deferred taxes of $643, $207 and $397	1,123	913	562

Balance at December 31	$2,815	$(3,177)	$(4,323)

OTHER CAPITAL
Balance at January 1	$17,288	$16,693	$15,195
Gains on treasury stock dispositions(b)	209	595	1,498

Balance at December 31	$17,497	$17,288	$16,693

RETAINED EARNINGS
Balance at January 1	$75,553	$68,701	$61,572
Net earnings	15,002	14,118	13,684
Dividends(b)	(7,759)	(7,266)	(6,555)

Balance at December 31	$82,796	$75,553	$68,701

COMMON STOCK HELD IN TREASURY
Balance at January 1	$26,627	$26,916	$24,444
Purchases(b)	1,177	2,851	4,708
Dispositions(b)	(3,207)	(3,140)	(2,236)

Balance at December 31	$24,597	$26,627	$26,916

(a) This category includes $(161) million and $(75) million, net of deferred taxes of $(85) million and $(42) million, in 2003 and 2002, respectively, for minimum pension liabilities on certain pension plans other than the principal pension plans.
(b) Total dividends and other transactions with shareowners reduced equity by $5,520 million, $6,382 million and $7,529 million in 2003, 2002 and 2001, respectively.

98         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In December 2001, our Board of Directors increased the authorization to repurchase GE common stock to $30 billion. In 2003 we repurchased 12 million shares for a total of $0.3 billion. Through year-end 2003, 1,103 million shares having an aggregate cost of approximately $23.0 billion had been repurchased under this program and placed in treasury.

     Common shares issued and outstanding are summarized in the following table.

SHARES OF GE COMMON STOCK
December 31 (In thousands)	2003	2002	2001

Issued	11,145,212	11,145,212	11,145,212
In treasury	(1,082,092)	(1,175,318)	(1,219,274)

Outstanding	10,063,120	9,969,894	9,925,938

GE has 50 million authorized shares of preferred stock ($1.00 par value), but has not issued any such shares as of December 31, 2003.

     The effects of translating to U.S. dollars the financial statements of non-U.S. affiliates whose functional currency is the local currency are included in shareowners' equity. Asset and liability accounts are translated at year-end exchange rates, while revenues and expenses are translated at average rates for the period.

NOTE 25

OTHER STOCK-RELATED INFORMATION

We grant stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and performance share units (PSUs) to employees under the 1990 Long-Term Incentive Plan as described in our current Proxy Statement. In addition, we grant options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent at NBC) under a plan approved by our Board of Directors in 1997 (the consultants' plan). There are outstanding grants under two separate shareowner approved option plans for non-employee directors; the last grant was made in 2002 and no further grants are expected to be made under these plans. With certain restrictions, requirements for stock option shares may be met from either unissued or treasury shares. RSUs give the recipients the right to receive shares of our stock upon the lapse of their related restrictions. Restrictions on RSUs lapse in various increments and at various dates after three years from date of grant to grantee retirement. Although the plan permits us to issue RSUs settleable in cash, we have only issued RSUs settleable in shares of our stock.

     We measure the total cost of each stock option grant at the date of grant using a market-based option trading model. We recognize the cost of each stock option, SAR, RSU and PSU straight-line over its vesting period.

     Stock options and stock-settled SARs expire 10 years from the date they are granted; options and SARs vest over service periods that range from one to five years.

     All grants of GE options under all plans must be approved by the Management Development and Compensation Committee, which comprises entirely outside directors.

STOCK OPTION ACTIVITY
		Average per share
(Shares in thousands)	Shares subject to option	Exercise price	Market price

Balance at
December 31, 2000	333,179	$21.03	$47.94
Options granted	60,946	41.15	41.15
Options exercised	(31,801)	10.04	43.95
Options terminated	(7,871)	39.02	–

Balance at
December 31, 2001	354,453	25.08	40.08
Options granted	46,928	27.37	27.37
Options exercised	(29,146)	9.45	31.86
Options terminated	(10,177)	38.14	–

Balance at
December 31, 2002	362,058	26.26	24.35
Options granted	8,261	31.19	31.19
Options exercised	(43,829)	9.45	27.59
Options terminated	(10,643)	38.98	–

Balance at
December 31, 2003	315,847	$28.30	$30.98

STOCK COMPENSATION PLANS
December 31, 2003 (Shares in thousands)	Securities to be issued upon exercise	Weighted average exercise price	Securities available for future issuance

APPROVED BY SHAREOWNERS
Options	314,579	$28.31	(a)
RSUs	28,074	(b)	(a)
PSUs	250	(b)	(a)
SARs(c)	(d)	(c)	(a)
NOT APPROVED BY SHAREOWNERS
Options	1,268	24.37	(e)
RSUs	3,867	(b)	(e)

Total(f)	348,038	$28.30	130,622

(a) Under the 1990 Long-Term Incentive Plan, 0.95% of the company's issued common stock (including treasury shares) as of the first day of each calendar year during which the Plan is in effect becomes available for awards in that calendar year. Total shares available for future issuance under the 1990 Long-Term Incentive Plan amounted to 105.9 million shares. |
(b) Not applicable.
(c) During 2003, approximately 3.8 million SARs were granted at a weighted average exercise price of $31.41.
(d) Determined at vesting based on the difference between the exercise price and market price.
(e) Total shares available for future issuance under the consultants' plan amount to 24.7 million shares.
(f) In connection with various acquisitions, there are an additional 1.9 million options outstanding, with a weighted average exercise price of $20.89.

99         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Outstanding options and SARs expire on various dates through December 11, 2013.

     The following table summarizes information about stock options outstanding at December 31, 2003.

STOCK OPTIONS OUTSTANDING
(Shares in thousands)	Outstanding			Exercisable
Exercise price range	Shares	Average life(a)	Average exercise price	Shares	Average exercise price

$6.67-13.23	61,303	1.0	$9.05	61,303	$9.05
13.48-26.42	71,992	3.5	19.96	71,705	19.94
26.65-35.48	70,106	8.5	29.79	10,570	28.02
35.79-43.17	60,992	5.8	39.54	42,909	38.96
43.75-57.31	51,454	7.3	47.55	27,798	47.72

Total	315,847	5.2	$28.30	214,285	$24.63

At year-end 2002, options with an average exercise price of $18.75 were exercisable on 214 million shares; at year-end 2001, options with an average exercise price of $14.73 were exercisable on 209 million shares.

(a) Average contractual life remaining in years.

OPTION VALUE INFORMATION(a)
(In dollars)	2003	2002	2001

Fair value per option(b)	$9.44	$7.73	$12.15
Valuation assumptions
Expected option term (years)	6.0	6.0	6.0
Expected volatility	34.7%	33.7%	30.5%
Expected dividend yield	2.5%	2.7%	1.6%
Risk-free interest rate	3.5%	3.5%	4.9%

(a) Weighted averages of option grants during each period.
(b) Estimated using Black-Scholes option pricing model.

NOTE 26

SUPPLEMENTAL CASH FLOWS INFORMATION

Changes in operating assets and liabilities are net of acquisitions and dispositions of principal businesses.

     "Payments for principal businesses purchased" in the Statement of Cash Flows is net of cash acquired and includes debt assumed and immediately repaid in acquisitions.

     "All other operating activities" in the Statement of Cash Flows consists primarily of adjustments to current and noncurrent accruals and deferrals of costs and expenses, adjustments for gains and losses on assets, increases and decreases in assets held for sale, and adjustments to assets.

     Non-cash transactions include the following: in 2003, the acquisition of Osmonics, Inc. for GE common stock valued at $240 million; in 2002, the acquisition of Interlogix, Inc. for GE common stock valued at $395 million and the acquisition of Bravo for GE common stock and other investment securities valued at $335 million and $886 million, respectively; and in 2001, the acquisition of Imatron Inc. for GE common stock valued at $205 million.

100         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain supplemental information related to GE and GECS cash flows is shown below.
For the years ended December 31 (In millions)	2003	2002	2001

GE
PURCHASES AND SALES OF GE SHARES FOR TREASURY
Open market purchases under share repurchase program	$(340)	$(1,981)	$(3,137)
Other purchases	(837)	(870)	(1,571)
Dispositions (mainly to employee and dividend reinvestment plans)	1,903	1,866	2,273

	$726	$(985)	$(2,435)

GECS
FINANCING RECEIVABLES
Increase in loans to customers	$(263,815)	$(209,431)	$(139,793)
Principal collections from customers–loans	229,823	185,329	120,334
Investment in equipment for financing leases	(22,825)	(19,828)	(20,618)
Principal collections from customers–financing leases	18,018	15,305	11,764
Net change in credit card receivables	(11,483)	(19,108)	(14,815)
Sales of financing receivables	36,009	29,651	29,291

	$(14,273)	$(18,082)	$(13,837)

ALL OTHER INVESTING ACTIVITIES
Purchases of securities by insurance and annuity businesses	$(50,127)	$(64,721)	$(53,452)
Dispositions and maturities of securities by insurance and annuity businesses	43,720	54,423	45,403
Proceeds from principal business dispositions	3,337	–	2,572
Consolidated, liquidating securitization entities	9,375	–	–
Other	3,483	(4,936)	(2,264)

	$9,788	$(15,234)	$(7,741)

NEWLY ISSUED DEBT HAVING MATURITIES LONGER THAN 90 DAYS
Short-term (91 to 365 days)	$1,576	$1,796	$12,622
Long-term (longer than one year)	57,572	93,026	16,118
Proceeds–nonrecourse, leveraged lease debt	791	1,222	2,012

	$59,939	$96,044	$30,752

REPAYMENTS AND OTHER REDUCTIONS OF DEBT HAVING MATURITIES LONGER THAN 90 DAYS
Short-term (91 to 365 days)	$(38,694)	$(32,950)	$(29,195)
Long-term (longer than one year)	(3,402)	(5,936)	(6,582)
Principal payments–nonrecourse, leveraged lease debt	(782)	(339)	(274)

	$(42,878)	$(39,225)	$(36,051)

ALL OTHER FINANCING ACTIVITIES
Proceeds from sales of investment contracts	$9,319	$7,894	$9,080
Redemption of investment contracts	(9,556)	(6,834)	(7,033)
Capital contributions from GE	–	6,300	3,043
Consolidated, liquidating securitization entities	(9,761)	–	–
Cash received upon assumption of insurance liabilities	–	2,813	–

	$(9,998)	$10,173	$5,090

101         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

OPERATING SEGMENTS

REVENUES
	Total revenues			Intersegment revenues			External revenues

For the years ended December 31 (In millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Aircraft Engines	$10,703	$11,141	$11,389	$717	$1,018	$1,282	$9,986	$10,123	$10,107
Commercial Finance	18,869	17,781	15,759	172	55	37	18,697	17,726	15,722
Consumer Finance	12,845	10,266	9,508	23	12	12	12,822	10,254	9,496
Consumer Products	8,282	8,456	8,435	81	89	89	8,201	8,367	8,346
Equipment Management	4,707	4,766	4,904	34	83	90	4,673	4,683	4,814
Industrial Products and Systems	8,396	7,441	6,742	762	859	834	7,634	6,582	5,908
Insurance	26,194	23,296	23,890	23	2	13	26,171	23,294	23,877
Medical Systems	10,198	8,955	8,409	2	2	2	10,196	8,953	8,407
NBC	6,871	7,149	5,769	–	–	–	6,871	7,149	5,769
Plastics	5,245	5,245	5,252	34	7	(2)	5,211	5,238	5,254
Power Systems	18,462	22,926	20,211	113	192	152	18,349	22,734	20,059
Specialty Materials	3,126	2,406	1,817	36	18	23	3,090	2,388	1,794
Transportation Systems	2,543	2,314	2,355	36	20	4	2,507	2,294	2,351
All Other GECS	1,664	2,590	4,795	(252)	(152)	(152)	1,916	2,742	4,947
Corporate items and eliminations	(3,918)	(2,522)	(2,819)	(1,781)	(2,205)	(2,384)	(2,137)	(317)	(435)

Consolidated revenues	$134,187	$132,210	$126,416	$–	$–	$–	$134,187	$132,210	$126,416

Revenues of GE businesses include income from sales of goods and services to customers and other income. Sales from one company component to another generally are priced at equivalent commercial selling prices.

Revenues originating from operations based in the United States were $84,795 million, $90,954 million and $85,999 million in 2003, 2002 and 2001, respectively. Revenues originating from operations based outside the United States were $49,392 million, $41,256 million and $40,417 million in 2003, 2002 and 2001, respectively.

102        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Assets			Property, plant and equipment (including equipment leased to others) (a)			Depreciation and amortization

	At December 31			For the years ended December 31			For the years ended December 31

(In millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Aircraft Engines	$10,785	$10,326	$9,972	$486	$304	$402	$339	$310	$313
Commercial Finance	203,983	194,245	169,869	4,456	7,456	8,838	2,205	2,056	1,465
Consumer Finance	106,530	76,965	62,978	191	221	195	276	232	178
Consumer Products	4,439	5,165	5,366	231	266	390	367	364	332
Equipment Management	25,469	25,222	24,940	3,854	2,606	5,161	2,127	1,904	1,976
Industrial Products and Systems	7,215	6,891	4,547	178	361	186	289	256	186
Insurance	169,882	182,297	155,500	35	71	37	469	432	502
Medical Systems	10,816	7,573	6,625	289	170	177	278	247	177
NBC	11,619	10,401	5,572	121	252	64	117	109	94
Plastics	9,207	9,137	8,367	497	602	656	516	497	433
Power Systems	16,532	15,835	13,237	516	731	774	544	505	328
Specialty Materials	5,837	4,277	2,150	388	325	158	182	161	124
Transportation Systems	2,240	2,102	1,998	109	44	52	71	67	59
All Other GECS	48,662	11,099	12,197	231	1,354	392	285	207	379
Corporate items and eliminations(b)	14,267	13,709	11,705	175	110	130	120	160	1,408

Consolidated totals	$647,483	$575,244	$495,023	$11,757	$14,873	$17,612	$8,185	$7,507	$7,954

(a) Additions to property, plant and equipment include amounts relating to principal businesses purchased.
(b) In 2001, depreciation and amortization included $1,316 million of goodwill amortization.

Property, plant and equipment associated with operations based in the United States were $20,790 million, $19,778 million and $18,557 million at year-end 2003, 2002 and 2001, respectively. Property, plant and equipment associated with operations based outside the United States were $32,592 million, $29,295 million and $25,386 million at year-end 2003, 2002 and 2001, respectively.

Basis for presentation

Our operating businesses are organized based on the nature of products and services provided. Segment accounting policies are the same as described in note 1.

     A description of our operating segments can be found on pages 112-113 and details of segment profit by operating segment can be found on page 48 of this report.

103         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Derivatives and hedging

Exchange rate and interest rate risks are managed with a variety of straightforward techniques, including match funding and selective use of derivatives. We use derivatives to mitigate or eliminate certain financial and market risks because we conduct business in diverse markets around the world and local funding is not always efficient. In addition, we use derivatives to adjust the debt we are issuing to match the fixed or floating nature of the assets we are acquiring. We apply strict policies to manage each of these risks, including prohibitions on derivatives trading, derivatives market-making or other speculative activities.

     To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are being hedged, the derivative instrument and how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures of correlation. If a hedge relationship becomes ineffective, it no longer qualifies as a hedge. Any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in the fair value of the derivative, are recognized in earnings.

Cash flow hedges

Cash flow hedges are hedges that use simple derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate assets, floating rate liabilities or from certain types of forecasted transactions, and can arise from changes in interest rates or currency exchange rates. For example, GECS often borrows at a variable rate of interest to fund our financial services businesses. If Commercial Finance needs the funds to make a floating rate loan, there is no exposure to interest rate changes, and no hedge is necessary. However, upon making a fixed rate loan, we will contractually commit to pay a fixed rate of interest to a counterparty who will pay us a variable rate of interest (an "interest rate swap"). We then designate this swap as a cash flow hedge of the associated variable rate borrowing. If, as expected, the derivative is perfectly effective in offsetting variable interest in the borrowing, we record changes in its fair value in a separate component in equity, then release those changes to earnings contemporaneously with the earnings effects of the hedged item. Further information about hedge effectiveness is provided on page 105.

     We use currency forwards and options to manage exposures to changes in currency exchange rates associated with commercial purchase and sale transactions. These instruments permit us to eliminate the cash flow variability, in local currency, of costs or selling prices denominated in currencies other than the functional currency. In addition, we use these instruments, along with interest rate and currency swaps, to optimize borrowing costs and investment returns. For example, currency swaps and non-functional currency borrowings together provide lower funding costs than could be achieved by issuing debt directly in a given currency.

     At December 31, 2003, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of equity of $1,792 million, of which we expect to transfer $392 million to earnings in 2004 along with the earnings effects of the related forecasted transactions. At December 31, 2003, the amount of unrecognized losses related to cash flow hedges of short-term borrowings was $2,242 million. In 2003, there were no forecasted transactions that failed to occur. At December 31, 2003, the maximum term of derivative instruments that hedge forecasted transactions, other than interest rate swaps designated as hedges of commercial paper (discussed in note 18), was 24 months.

Fair value hedges

Fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. For example, we will use an interest rate swap in which we receive a fixed rate of interest and pay a variable rate of interest to change the cash flow profile of a fixed rate borrowing to match the variable rate financial asset that it is funding. We record changes in fair value of derivatives designated and effective as fair value hedges in earnings, offset by corresponding changes in the fair value of the hedged item.

     We use interest rate swaps, currency swaps and interest rate and currency forwards to hedge the effect of interest rate and currency exchange rate changes on local and nonfunctional currency denominated fixed-rate borrowings and certain types of fixed-rate assets. Fair value adjustments decreased the carrying amount of debt outstanding at December 31, 2003, by $1,671 million. We use equity options to hedge price changes in investment securities and, at Insurance, equity-indexed annuity liabilities.

Net investment hedges

Net investment hedges are hedges that use derivative contracts or cash instruments to hedge the foreign currency exposure of a net investment in a foreign operation. We manage currency exposures that result from net investments in affiliates principally by funding assets denominated in local currency with debt denominated in that same currency. In certain circumstances, we manage such exposures with currency forwards and currency swaps.

104        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivatives not designated as hedges

We must meet specific criteria in order to apply any of the three forms of hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. We use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting as described in the following paragraph. We also will occasionally receive derivatives, such as equity warrants, in the ordinary course of business. Derivatives that do not qualify for hedge accounting are marked to market through earnings.

     We use option contracts, including caps, floors and collars, as an economic hedge of changes in interest rates, currency exchange rates and equity prices on certain types of assets and liabilities. We occasionally obtain equity warrants as part of sourcing or financing transactions. Although these instruments are considered to be derivatives, their economic risk is similar to, and managed on the same basis as, other equity instruments we hold.

Earnings effects of derivatives

The table that follows provides additional information about the earnings effects of derivatives. In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset the corresponding expected earnings effects of the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS 133 whether effective or not, and must therefore be marked to market through earnings. Time value of purchased options is the most common example of such elements in instruments we use. Pre-tax earnings effects of such items are shown in the following table as "Amounts excluded from the measure of effectiveness."

December 31 (In millions)	2003	2002

CASH FLOW HEDGES
Ineffectiveness	$(19)	$(24)
Amounts excluded from the measure of effectiveness	–	–
FAIR VALUE HEDGES
Ineffectiveness	–	3
Amounts excluded from the measure of effectiveness	–	3

Counterparty credit risk

The risk that counterparties to derivative contracts will default and not make payments to us according to the terms of the agreements is counterparty credit risk. We manage counterparty credit risk on an individual counterparty basis, which means that we net exposures on transactions by counterparty where legal right of offset exists to determine the amount of exposure to each counterparty. When a counterparty exceeds credit exposure limits (see table below), as measured by current market value of the derivative contract, no additional transactions are permitted to be executed until the exposure with that counterparty is reduced to an amount that is within the established limits. Swaps are required to be executed under master agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-.

     To further mitigate credit risk, in certain cases we have entered into collateral arrangements that provide us with the right to hold collateral when the current market value of derivative contracts exceeds an exposure threshold. Under these arrangements, we may receive U.S. Treasury and other highly-rated securities or cash to secure our exposure to counterparties; such collateral is available to us in the event that a counterparty defaults. From an economic standpoint, we evaluate credit risk exposures and compliance with credit exposure limits net of such collateral. If the downgrade provisions had been triggered at December 31, 2003, we could have been required to disburse up to $3.8 billion and could have claimed $2.4 billion from counterparties (including $1.3 billion of collateral that has been pledged to us).

     Fair values of our derivative assets and liabilities represent the replacement value of existing derivatives at market prices and can change significantly from period to period based on, among other factors, market movements and changes in our positions. At December 31, 2003 and 2002, gross fair value gains amounted to $5.5 billion and $5.0 billion, respectively. At December 31, 2003 and 2002, gross fair value losses amounted to $6.9 billion and $7.1 billion, respectively.

     The following tables illustrate our policy relating to exposure limits to counterparties.

COUNTERPARTY CREDIT CRITERIA
Credit rating

	Moody's		S&P

Foreign exchange forwards less than one year	P-1		A-1
Other derivatives less than one year	Aa3	(a)	AA-	(a)
All derivatives between one and five years	Aa3	(a)	AA-	(a)
All derivatives greater than five years	Aaa	(a)	AAA	(a)

(a) Counterparties that have an obligation to provide collateral to cover credit exposure in accordance with a credit support agreement must have a minimum A3/A- rating.

EXPOSURE LIMITS
	Exposure
		Greater than one year
(In millions)	Less than one year	With collateral	Without collateral

Minimum rating
Aaa/AAA	$150	$100	$75
Aa3/AA-	150	50	50
A3/A-	150	5	Not allowed

105         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS
	2003			2002
		Assets (liabilities)			Assets (liabilities)

December 31 (In millions)	Notional amount	Carrying amount (net)	Estimated fair value	Notional amount	Carrying amount (net)	Estimated fair value

GE
Investments and notes receivable	$ (a)	$ 645	$ 645	$ (a)	$ 567	$ 567
Borrowings(b)(c)	(a)	(10,943)	(10,991)	(a)	(9,756)	(9,816)
GECS
Assets
Time sales and loans	(a)	165,384	164,696	(a)	138,695	140,309
Other commercial and residential mortgages	(a)	8,759	9,085	(a)	8,093	8,461
Consolidated, liquidating securitization entities(d)	(a)	26,463	26,469	(a)	–	–
Other financial instruments	(a)	2,701	2,701	(a)	6,702	6,703
Liabilities
Borrowings(b)(c)	(a)	(295,528)	(300,189)	(a)	(270,962)	(281,035)
Investment contract benefits	(a)	(34,224)	(34,035)	(a)	(37,814)	(37,522)
Insurance–financial guarantees and credit life(e)	171,338	(3,935)	(3,935)	312,489	(3,614)	(3,519)
Consolidated, liquidating securitization entities(d)	(a)	(25,721)	(25,714)	(a)	–	–
Other firm commitments
Ordinary course of business lending commitments(f)
Fixed rate	2,158	–	–	842	–	–
Variable rate	8,923	–	–	11,114	–	–
Unused revolving credit lines
Commercial
Fixed rate	3,396	–	–	8,879	–	–
Variable rate	23,167	–	–	19,646	–	–
Consumer–principally credit cards
Fixed rate	111,392	–	–	136,249	–	–
Variable rate	121,806	–	–	122,836	–	–

(a) These financial instruments do not have notional amounts.
(b) Includes effects of interest rate swaps.
(c) See note 18.
(d) See note 29.
(e) See note 19.
(f) Excludes inventory financing arrangements which may be withdrawn at our option of $4.2 billion and $4.7 billion as of December 31, 2003 and 2002, respectively.

Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the above disclosures; such items include cash and equivalents, investment securities, separate accounts and derivative financial instruments. Other assets and liabilities–those not carried at fair value–are discussed below. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. Although we have made every effort to represent accurate fair values in this section, it would be unusual if the estimates could actually have been realized at December 31, 2003 or 2002.

     A description of how we estimate fair values follows.

Time sales and loans

Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

Borrowings

Based on discounted future cash flows using current market rates which are comparable to market quotes.

Investment contract benefits

Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

All other instruments

Based on comparable market transactions, discounted future cash flows, quoted market prices, and/or estimates of the cost to terminate or otherwise settle obligations.

106        GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

SECURITIZATION ENTITIES

We securitize financial assets in the ordinary course of business to improve shareowner returns. The securitization transactions we engage in are similar to those used by many financial institutions. Beyond improving returns, these securitization transactions serve as funding sources for a variety of diversified lending and securities transactions. Historically, we have used both supported and third-party entities to execute securitization transactions funded in the commercial paper and term bond markets.

     The following table represents assets in securitization entities both consolidated and off-balance sheet.

December 31 (In millions)	2003	2002

Receivables secured by:
Equipment	$15,616	$13,926
Commercial real estate	16,713	14,168
Other assets	9,114	12,000
Credit card receivables	8,581	11,292
GE trade receivables	3,249	2,841
Other trade receivables	–	693

Total securitized assets	$53,273	$54,920

On-balance sheet assets in securitization entities(a)	$26,463	$–
Off-balance sheet(b)(c)
Supported entities	5,759	42,222
Other	21,051	12,698

Total securitized assets	$53,273	$54,920

(a) Related credit and liquidity support amounted to $18.4 billion, net of $5.3 billion of participated liquidity and arrangements that defer liquidity beyond 2005. This amount includes credit support, in which we provide recourse for a maximum of $8.6 billion at December 31, 2003.
(b) Liabilities for recourse obligations related to off-balance sheet assets were $0.1 billion and $0.3 billion at December 31, 2003 and 2002, respectively.
(c) At December 31, 2003 and 2002, related credit and liquidity support amounted to $3.1 billion and $27.5 billion, respectively, net of participated liquidity and arrangements that defer liquidity beyond one year which amounted to $2.4 billion and $13.6 billion, respectively. These amounts include credit support of $5.5 billion and $17.2 billion at December 31, 2003 and 2002, respectively.

Securitized assets that are on-balance sheet were consolidated on July 1, 2003, upon adoption of FIN 46, Consolidation of Variable Interest Entities. Although we do not control these entities, consolidation was required because we provided a majority of the credit and liquidity support for their activities. A majority of these entities were established to issue asset-backed securities, using assets that were sold by us and by third parties. These entities differ from others included in our consolidated statements because the assets they hold are legally isolated and are unavailable to us under any circumstances. Use of the assets is restricted by terms of governing documents, and their liabilities are not our legal obligations. Repayment of their liabilities depends primarily on cash flows generated by their assets. Because we have ceased transferring assets to these entities, balances will decrease as the assets repay. Given their unique nature the entities are classified in separate financial statement captions, "Consolidated, liquidating securitization entities."

     We continue to engage in off-balance sheet securitization transactions with third-party entities and to use public market, term securitizations. Further information about these activities is provided on page 108.

On-balance sheet arrangements

The following tables summarize the revenues, expenses, assets, liabilities and cash flows associated with consolidated securitization entities.

(In millions)	2003

REVENUES(a)
Interest on time sales and loans	$513
Financing leases	129
Other	53

Total	$695

EXPENSES(a)
Interest	$393
Costs and expenses(b)	114

Total	$507

(a) Entities consolidated on July 1, 2003.
(b) Includes minority interest expense of $20 million.

December 31 (In millions)	2003

ASSETS
Cash	$684
Debt securities	1,566
Financing receivables(a)(b)	21,877
Other	2,336

Total	$26,463

LIABILITIES
Short-term borrowings(c)	$22,842
Long-term notes payable(d)	1,948
Other liabilities	517
Minority interest	414

Total	$25,721

(a) Includes $0.9 billion of retained interests associated with securitized assets now consolidated.
(b) At July 1, 2003, the carrying amount of financing receivables was recorded net of a previously recorded recourse obligation of $0.1 billion.
(c) Primarily commercial paper with original maturities less than one year. Average interest rate of 1.1%, including the effect of interest rate swaps designated and effective as hedges.
(d) Weighted average rate of 2.0%; matures between 2005 and 2007.

107         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The portfolio of financing receivables consists of loans and financing lease receivables secured by equipment, commercial real estate and other assets; credit card receivables; and trade receivables. Examples of these assets include loans and leases on manufacturing and transportation equipment, loans on commercial property, commercial loans, and balances of high credit quality accounts from sales of a broad range of products and services to a diversified customer base. Under terms of credit and liquidity support agreements with these entities, when predefined triggers are met related to asset credit quality or a put is exercised by beneficial interest holders, we may be required to repurchase financing receivables. Upon such repurchases, the underlying receivable is classified as "Financing receivables" (disclosed in note 12).

     "Financing receivables" includes $3,827 million of direct financing leases, an analysis of which follows.

December 31 (In millions)	2003

DIRECT FINANCING LEASES
Total minimum lease payments receivable	$4,192
Estimated unguaranteed residual value of leased assets	14
Less deferred income	(379)

Investment in financing leases	$3,827

A schedule of changes in the financing receivables balance since we adopted FIN 46 follows.
(In millions)	2003

Balance at July 1	$31,395
Net collections	(9,150)
Net write-offs	(42)
Credit and liquidity support repurchases	(54)
All other	(272)

Balance at December 31	$21,877

Although we expect actual maturities to differ from contractual maturities, the following table summarizes the contractual maturities of financing receivables in our consolidated securitization entities.

CONTRACTUAL MATURITIES
(In millions)	Total time sales and loans	Net rentals receivable

Due in
2004	$4,810	$1,329
2005	1,317	1,001
2006	1,325	636
2007	1,104	330
2008	965	130
2009 and later	8,529	766

Total	$18,050	$4,192

(In millions)	2003

CASH FLOWS–INVESTING ACTIVITIES(a)
Net collections	$9,150
Other	225

Total	$9,375

CASH FLOWS–FINANCING ACTIVITIES(a)
Newly issued debt	$157,593
Repayments and other reductions	(167,354)

Total	$(9,761)

(a) Entities consolidated on July 1, 2003.

Derivatives included in consolidated securitization entities consist principally of pay fixed, receive variable interest rate swaps. These swaps are designated, and effective, as hedges of fixed rate assets (fair value hedges) or variable rate liabilities (cash flow hedges). Risk management objectives are consistent with those described in note 28. Ineffectiveness recognized on fair value hedges was zero; ineffectiveness recognized on cash flow hedges was insignificant. No amounts were excluded from the measure of ineffectiveness of either fair value or cash flow hedges.

Off-balance sheet arrangements

As discussed on page 107, assets in off-balance sheet securitization entities amounted to $26.8 billion and $54.9 billion at December 31, 2003 and 2002, respectively.

     Additional information about securitization transactions follows.

(In millions)	2003	2002	2001

Gross gains	$1,394	$1,796	$2,193
Reduction of retained interest in revolving facilities, before replenishment	(1,160)	(1,029)	(866)

Net	$234	$767	$1,327

Amounts recognized in our financial statements related to sales to off-balance sheet securitization entities are as follows:
December 31 (In millions)	2003	2002

Retained interests	$2,663	$3,283
Servicing assets(a)	150	340
Recourse liability	(75)	(261)

Total	$2,738	$3,362

(a) Includes mortgage servicing rights related to an amortizing pool of mortgages associated with a business exited in 2000. As of December 31, 2003, the net carrying value of remaining mortgage servicing rights relating to these former operations was $115 million.

108         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  RETAINED INTERESTS. When we securitize receivables, we determine fair value based on discounted cash flow models that incorporate, among other things, assumptions including loan pool credit losses, prepayment speeds and discount rates. These assumptions are based on our experience, market trends and anticipated performance related to the particular assets securitized. Subsequent to recording retained interests, we review recorded values quarterly in the same manner and using current assumptions. We recognize impairments when carrying amounts exceed current fair values.
  SERVICING ASSETS. Following a securitization transaction, we retain responsibility for servicing the receivables, and are therefore entitled to an ongoing fee based on the outstanding principal balances of the receivables. Servicing assets are primarily associated with residential mortgage loans. Their value is subject to credit, prepayment and interest rate risk.
  RECOURSE LIABILITY. Certain transactions require credit support agreements. As a result, we provide for expected credit losses under these agreements and such amounts approximate fair value.

The following table summarizes data related to securitization sales that we completed during 2003.
(In millions)	Equipment	Commercial real estate	Other assets	Credit card receivables

Cash proceeds from securitization	$5,416	$3,082	$2,009	N/A
Proceeds from collections reinvested in new receivables	N/A	N/A	$14,047	$11,453
Weighted average lives (in months)	29	72	106	7
ASSUMPTIONS AS OF SALE DATE(a)
Discount rate	6.6%	11.5%	6.4%	11.2%
Prepayment rate	10.1%	10.8%	4.6%	15.0%
Estimate of credit losses	1.6%	1.6%	0.2%	10.8%

(a) Based on weighted averages.

Key assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are noted in the following table. These assumptions may differ from those in the previous table as these relate to all outstanding retained interests as of December 31, 2003.
(In millions)	Equipment	Commercial real estate	Other assets	Credit card receivables

DISCOUNT RATE(a)	6.5%	10.7%	7.7%	10.9%
Effect of:
10% Adverse change	$(10)	$(14)	$(30)	$(8)
20% Adverse change	(20)	(27)	(57)	(25)

PREPAYMENT RATE(a)	11.0%	4.1%	1.0%	15.4%
Effect of:
10% Adverse change	$(5)	$(1)	$(7)	$(33)
20% Adverse change	(11)	(3)	(14)	(62)

ESTIMATE OF CREDIT LOSSES(a)	2.0%	1.9%	0.1%	9.9%
Effect of:
10% Adverse change	$(2)	$(8)	$(2)	$(46)
20% Adverse change	(3)	(16)	(4)	(91)
Remaining weighted average lives (in months)	43	112	64	7
Net credit losses	$5	$–	$14	$443
Delinquencies	52	52	4	139

(a) Based on weighted averages.

GUARANTEE AND REIMBURSEMENT CONTRACTS. We provide protection to certain counterparties of interest rate swaps entered into by securitization-related entities related to changes in the relationship between commercial paper interest rates and the timing and amount of the payment streams. These arrangements provide protection for the life of the assets held by the SPE but generally amortize in proportion to the decline in underlying asset principal balances. The notional amount of such support is $0.3 billion; fair value of the related assets was $1 million at year-end 2003.

109         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

COMMITMENTS AND GUARANTEES

Commitments

In our Aircraft Engines business, we have committed to provide financial assistance on future sales of aircraft equipped with our engines, totaling $1.2 billion at year-end 2003. In addition, our Commercial Finance business had placed multiple-year orders for various Boeing, Airbus and other aircraft with list prices approximating $13.5 billion at year-end 2003.

     At year-end 2003, we were committed under the following guarantee arrangements beyond those provided on behalf of SPEs (see note 29):

  LIQUIDITY SUPPORT. Liquidity support provided to holders of certain variable rate bonds issued by municipalities amounted to $3.8 billion at December 31, 2003. If holders elect to sell supported bonds that cannot be remarketed, we are obligated to repurchase them at par. If called upon, our position would be secured by the repurchased bonds. While we hold any such bonds, we would receive interest payments from the municipalities at a rate that is in excess of the stated rate on the bond. To date, we have not been required to perform under such arrangements. In addition, we are currently not providing any new liquidity facilities and will continue to reassess the decision in the future. The current liquidity facilities discussed above will remain in effect in accordance with their original terms.
  CREDIT SUPPORT. We have provided $6.3 billion of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable our customers and associated companies to execute transactions or obtain desired financing arrangements with third parties. Should the customer or associated company fail to perform under the terms of the transaction or financing arrangement, we would be required to perform on their behalf. Under most such arrangements, our guarantee is secured, usually by the asset being purchased or financed but possibly by total assets of the customer or associated company. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. The liability for such credit support was $85 million at December 31, 2003.
  INDEMNIFICATION AGREEMENTS. These are agreements that require us to fund up to $1.2 billion under residual value guarantees on a variety of leased equipment and $0.2 billion of other indemnification commitments arising from sales of businesses or assets. Under most of our residual value guarantees, our commitment is secured by the leased asset at termination of the lease. The liability for indemnification agreements was $66 million at December 31, 2003.
  CONTINGENT CONSIDERATION. These are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2003, we had recognized liabilities for estimated payments amounting to $96 million of our exposure of $0.4 billion.

At year-end 2003, we had $8,084 million of commitments to acquire broadcast material and the rights to broadcast television programs, including U.S. television rights to future Olympic Games, and commitments under long-term television station affiliation agreements that require payments through 2012.

     Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations or liquidity. We record liabilities, as disclosed above, for such guarantees based on our best estimate of probable losses, which considers amounts recoverable under recourse provisions. For example, at year-end 2003, the total fair value of aircraft securing our airline industry guarantees exceeded the guaranteed amounts, net of the associated allowance for losses.

Product warranties

We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information–mostly historical claims experience–claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.
(In millions)	2003	2002	2001

Balance at January 1	$1,304	$968	$767
Current year provisions	751	918	841
Expenditures(a)	(749)	(694)	(658)
Other changes(b)	131	112	18

Balance at December 31	$1,437	$1,304	$968

(a) Primarily related to Power Systems.
(b) Primarily related to acquisitions at Power Systems.

110         GE 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

QUARTERLY INFORMATION (UNAUDITED)
	First quarter		Second quarter		Third quarter		Fourth quarter

(Dollar amounts in millions; per-share amounts in dollars)	2003	2002	2003	2002	2003	2002	2003	2002

CONSOLIDATED OPERATIONS
Earnings before accounting changes	$3,214	$3,518	$3,794	$4,426	$4,021	$4,087	$4,560	$3,102
Cumulative effect of accounting changes	(215)	(1,015)	–	–	(372)	–	–	–

Net earnings	$2,999	$2,503	$3,794	$4,426	$3,649	$4,087	$4,560	$3,102
Per-share amounts before accounting changes
Diluted earnings per share	$0.32	$0.35	$0.38	$0.44	$0.40	$0.41	$0.45	$0.31
Basic earnings per share	0.32	0.35	0.38	0.45	0.40	0.41	0.45	0.31
Per-share amounts after accounting changes
Diluted earnings per share	0.30	0.25	0.38	0.44	0.36	0.41	0.45	0.31
Basic earnings per share	0.30	0.25	0.38	0.45	0.36	0.41	0.45	0.31

SELECTED DATA
GE
Sales of goods and services	$15,758	$16,748	$17,640	$19,459	$16,463	$17,386	$20,581	$19,724
Gross profit from sales	4,836	5,067	5,590	6,319	4,568	5,702	6,045	6,033
GECS
Total revenues	14,867	14,024	15,887	13,970	17,007	15,115	16,518	15,590
Earnings before accounting changes	1,670	1,657	1,602	1,327	2,207	1,551	2,275	91

For GE, gross profit from sales is sales of goods and services less costs of goods and services sold.

     Fourth quarter earnings in 2002 included an after-tax charge of $1,386 million ($0.14 per share) to record adverse development at Insurance.

     Earnings-per-share amounts for each quarter are required to be computed independently. As a result, their sum does not equal the total year basic earnings per share after accounting changes in 2003.

NOTE 32

SUBSEQUENT EVENTS

We announced in November 2003 our intent for an initial public offering (IPO) of a new company, Genworth Financial, Inc. (Genworth), comprising most of our life and mortgage insurance businesses. We plan to sell approximately one-third of Genworth's equity in the IPO, and we expect (subject to market conditions) to reduce our ownership over the next three years as Genworth transitions to full independence. We commenced the IPO process in January 2004 and expect to complete the IPO in the first half of the year, subject to market conditions and receipt of various regulatory approvals.

     On January 14, 2004, Commercial Finance acquired most of the commercial lending business of Transamerica Finance Corporation. This acquisition of approximately $8.5 billion in managed assets expands our distribution finance business and enhances our leasing and commercial loan financing in equipment, real estate and international structured finance.

111         GE 2003 ANNUAL REPORT

OUR BUSINESSES

A description of operating segments for General Electric Company and consolidated affiliates as of December 31, 2003, and the basis for presentation in this report, follows.

Aircraft Engines

Jet engines and replacement parts and repair and maintenance services for all categories of commercial aircraft (short/medium, intermediate and long-range); for a wide variety of military aircraft, including fighters, bombers, tankers and helicopters; and for executive and commuter aircraft. Products and services are sold worldwide to airframe manufacturers, airlines and government agencies. Also includes aircraft engine derivatives used as marine propulsion and industrial power sources; the latter is also reported in Power Systems.

Commercial Finance

Loans, financing and operating leases, and other financial services for customers, including manufacturers, distributors and end-users, for a variety of equipment and major capital assets including industrial facilities and equipment, energy-related facilities, commercial and residential real estate loans and investments, vehicles, aircraft, and equipment used in construction, manufacturing, data processing and office applications, electronics and telecommunications, and healthcare.

Consumer Finance

Card receivables, installment loans, auto loans and leases, and residential mortgages for customers on a global basis.

Consumer Products

Major appliances and related services for products such as refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners and residential water system products. Distributed to both retail outlets and direct to consumers, mainly for the replacement market, and to building contractors and distributors for new installations. Lighting products include a wide variety of lamps, lighting fixtures and wiring devices. Products and services are sold in North America and in global markets under various GE and private-label brands.

Equipment Management

Rentals, leases, sales, asset management services and loans for portfolios of commercial and transportation equipment, including tractors, trailers, auto fleets, railroad rolling stock, intermodal shipping containers and modular space units.

Industrial Products and Systems

Electrical distribution and control equipment (including power delivery and control products such as transformers, meters, relays, capacitors and arresters); measurement and sensing equipment (products and subsystems for sensing temperatures, humidity and pressure); security equipment and systems (including card access systems, video and sensor monitoring equipment and integrated facility monitoring systems); electric motors and related products; a broad range of electrical and electronic industrial automation products (including drive systems); installation, engineering and repair services, which includes management and technical expertise for large projects such as process control systems; and GE Supply, a network of electrical supply houses. Markets are extremely diverse. Products and services are sold to commercial and industrial end-users, including utilities; original equipment manufacturers; electrical distributors; retail outlets; railways; and transit authorities. Increasingly, products and services are developed for and sold in global markets.

Insurance

U.S. and international multiple-line property and casualty reinsurance, certain directly written specialty insurance and life reinsurance, consumer investment, insurance and retirement services, private mortgage insurance and, before its sale in the fourth quarter of 2003, financial guaranty insurance, principally on municipal bonds and asset-backed securities.

Medical Systems

Medical imaging systems such as magnetic resonance (MR) and computed tomography (CT) scanners, x-ray, nuclear imaging and ultrasound, as well as diagnostic cardiology and patient monitoring devices; related services, including equipment monitoring and repair, computerized data management and customer productivity services. Products and services are sold worldwide to hospitals and medical facilities.

Plastics

High-performance engineered plastics used in applications such as automobiles and housings for computers and other business equipment, and ABS resins. Products are sold worldwide to a diverse customer base consisting mainly of manufacturers.

NBC

Principal businesses are the furnishing of U.S. network television services to more than 230 affiliated stations, production of television programs, operation of 29 VHF and UHF television broadcasting stations, operation of four cable/satellite networks around the world, and investment and programming activities in the Internet, multimedia and cable television.

112         GE 2003 ANNUAL REPORT

Power Systems

Power plant products and services, including design, installation, operation and maintenance services sold into global markets. Gas turbines, steam turbines, generators and related services including total asset optimization solutions and equipment upgrades are sold to power generation and other industrial customers. Renewable energy solutions including wind turbines and hydro. Advanced turbomachinery products and related services for the oil and gas market, also including total pipeline integrity solutions. Substation automation and network solutions sold to power transmission and distribution customers. Also includes portable and rental power plants, nuclear reactors, fuel and nuclear support services.

Specialty Materials

Chemical water treatment programs; process additives; and fused quartz and silicone products. Products and services are sold worldwide to a diverse customer base consisting mainly of manufacturers.

Transportation Systems

Transportation systems products and maintenance services including diesel and electric locomotives, transit propulsion equipment, motorized wheels for off-highway vehicles, and railway signaling communications systems.

All Other GECS

GECS activities and businesses that we have chosen not to allocate to one of the four GECS segments, including IT Solutions, GE Equity, the consolidation of certain entities in our financial statements as a result of our July 1, 2003, adoption of FIN 46; Auto Financial Services; and the U.S. Auto and Home business, which was sold in the third quarter of 2003.

113        GE 2003 ANNUAL REPORT

GLOSSARY

ADVERSE OR FAVORABLE DEVELOPMENT An adjustment to increase (adverse development) or reduce (favorable development) the provision for estimated ultimate insurance losses in a year following the year in which the loss occurred.

BACKLOG Unfilled customer orders for products and product services (12 months for product services).

BORROWING Financial liability (short or long-term) that obliges us to repay cash or another financial asset to another entity.

CASH EQUIVALENTS Highly liquid debt instruments with maturities of less than three months, such as commercial paper. Typically included with cash for reporting purposes, unless designated as available for sale and included with investment securities.

CASH FLOW HEDGES Qualifying derivative instruments that we use to protect ourselves against exposure to volatility in future cash flows. The exposure may be associated with an existing asset or liability, or with a forecasted transaction. See "Hedge."

COMMERCIAL PAPER Unsecured, unregistered promise to repay borrowed funds in a specified period ranging from overnight to 270 days.

CUSTOMER SERVICE AGREEMENTS (also referred to as "product services agreements") Contractual commitments, with multiple-year terms, to provide specified services for products in our industrial installed base–for example, monitoring, maintenance, overhaul and spare parts for a gas turbine/generator set installed in a customer's power plant.

DERIVATIVE INSTRUMENT A financial instrument or contract with another party (counterparty) that is structured to meet any of a variety of financial objectives, including those related to fluctuations in interest rates, currency exchange rates and commodity prices. Options, forwards and swaps are the most common derivative instruments we employ. See "Hedge."

DIRECT WRITTEN PREMIUMS Amounts charged to insureds in exchange for coverages provided in accordance with the terms of an insurance/reinsurance contract.

EARNED PREMIUMS Portion of the premium, net of any amount ceded, pertaining to the segment of the policy period for which insurance coverage has been provided.

EFFECTIVE TAX RATE Provision for income taxes as a percentage of earnings before income taxes and accounting changes. Does not represent cash paid for income taxes in the current accounting period.

EQUIPMENT LEASED TO OTHERS Rental equipment we own that is available to rent and is stated at cost less accumulated depreciation.

FAIR VALUE HEDGE Qualifying derivative instruments that we use to eliminate the risk of changes in the fair value of assets, liabilities or certain types of firm commitments. Changes in the fair values of derivative instruments that are designated and effective as fair value hedges are recorded in earnings, but are offset by corresponding changes in the fair values of the hedged items. See "Hedge."

FINANCIAL LEVERAGE The relationship of debt to equity. Expressed for financial services businesses as borrowings divided by equity. Expressed for industrial businesses as borrowings divided by total capital.

FINANCING RECEIVABLES Investment in contractual loans and leases due from customers (not investment securities).

FORWARD CONTRACT Fixed price contract for purchase or sale of a specified quantity of a commodity, security, currency or other financial instrument with delivery and settlement at a specified future date. Commonly used as a hedging tool. See "Hedge."

GOODWILL The premium paid for acquisition of a business. Calculated as the purchase price less the fair value of net assets acquired (net assets are identified tangible and intangible assets, less liabilities assumed).

GUARANTEED INVESTMENT CONTRACTS (GICs) Deposit-type products that guarantee a minimum rate of return, which may be fixed or floating.

HEDGE A technique designed to eliminate risk. Often refers to the use of derivative financial instruments to offset changes in interest rates, currency exchange rates or commodity prices, although many business positions are "naturally hedged"–for example, funding a U.S. fixed rate investment with U.S. fixed rate borrowings is a natural interest rate hedge.

INSURANCE RECEIVABLES Receivables of our insurance businesses associated with (1) reinsurance agreements in which those businesses legally transferred (ceded) insurance losses (and related premiums) to reinsurers and are entitled to recovery of those insurance losses; (2) premiums on insurance and reinsurance contracts; (3) policy loans to policyholders of certain life insurance contracts; and (4) premium funds on deposit with reinsurance customers as collateral for our obligations as a reinsurer.

INTANGIBLE ASSET A non-financial asset lacking physical substance, such as goodwill, patents, trademarks and licenses. Also includes present value of future profits, which are anticipated net discounted cash flows to be realized from certain in-force insurance, annuity and investment contracts at the date we acquire a life insurance business.

INTEREST RATE SWAP Agreement under which two counterparties agree to exchange one type of interest rate cash flow for another. In a typical arrangement, one party periodically will pay a fixed amount of interest, in exchange for which that party will receive variable payments computed using a published index. See "Hedge."

INVESTMENT SECURITIES Generally, an instrument that provides an ownership position in a corporation (a stock), a creditor relationship with a corporation or governmental body (a bond), or rights to ownership such as those represented by options, subscription rights and subscription warrants.

114         GE 2003 ANNUAL REPORT

MANAGED RECEIVABLES Total receivable amounts on which we continue to perform billing and collection activities, including receivables that have been sold with and without credit recourse.

MATCH FUNDING A risk control policy that provides funds for a particular financial asset having the same currency, maturity and interest rate characteristics as that asset. Match funding ensures that we maintain initial financing spreads or margins for the life of a financial asset, and is executed directly, by issuing debt, or synthetically, through a combination of debt and derivative financial instruments. For example, when we lend at a fixed interest rate in the U.S., we can borrow those U.S. dollars either at a fixed rate of interest or at a floating rate executed concurrently with a pay-fixed interest rate swap. See "Hedge."

MONETIZATION Sale of financial assets to a third party for cash. For example, we sell certain loans, credit card receivables and trade receivables to third-party financial buyers, typically providing at least some credit protection and often agreeing to provide collection and processing services for a fee. Monetization normally results in gains on interest-bearing assets and losses on non-interest bearing assets.

NET REVENUES For our lending and leasing businesses, revenues from services less interest and other financial charges.

OPERATING MARGIN Sales of goods and services less the sum of cost of goods and services sold plus selling, general and administrative expenses. Operating margin is often expressed as a percentage of sales–the operating margin rate.

OPERATING PROFIT Earnings before interest and other financial charges, income taxes and effects of accounting changes.

OPTION The right, not the obligation, to execute a transaction at a designated price, generally involving equity interests, interest rates, currencies or commodities. See "Hedge."

PREMIUM Rate that is charged under insurance/reinsurance contracts.

PRESENT VALUE OF FUTURE PROFITS See "Intangible Asset."

PRODUCT SERVICES For purposes of the financial statement display of sales and costs of sales on pages 70 and 71, "goods" is required by U.S. Securities and Exchange Commission regulations to include all sales of tangible products, and "services" must include all other sales, including broadcasting and other services activities. We refer to sales of both spare parts (goods) and related services as sales of "product services," which is an important part of our operations.

PRODUCT SERVICES AGREEMENTS See "Customer Service Agreements."

PRODUCTIVITY The rate of increased output for a given level of input, with both output and input measured in constant currency. A decline in output for a given level of input is "negative" productivity.

PROGRESS COLLECTIONS Payments received from customers as deposits before the associated work is performed or product is delivered.

REINSURANCE A form of insurance that insurance companies buy for their own protection.

RETROCESSION AGREEMENT Contract to acquire third-party insurance protection for reinsurance policies written. Retrocession is a risk mitigation technique.

RETURN ON AVERAGE SHAREOWNERS' EQUITY Earnings before accounting changes divided by average total equity (on an annual basis, calculated using a five-point average).

RETURN ON AVERAGE TOTAL CAPITAL INVESTED Earnings before accounting changes plus the sum of after-tax interest and other financial charges and minority interest, divided by the sum of total equity, borrowings and minority interest (on an annual basis, calculated using a five-point average).

SECURITIZATION A process whereby loans or other receivables are packaged, underwritten and sold to investors. In some instances, the assets sold are first transferred to an unconsolidated SPE. These entities are structured to be bankruptcy remote in order to isolate the credit risk of the assets from the overall credit risk of the selling entity. Outside investors, usually institutions, typically purchase a debt instrument issued by the SPE. Whether or not credit risk associated with the securitized assets is retained by the seller depends on the structure of the securitization. See "Monetization."

SEPARATE ACCOUNT Investments controlled by policyholders and associated with identical amounts reported as insurance liabilities.

TURNOVER Broadly based on the number of times that working capital is replaced during a year. Accounts receivable turnover is total sales divided by the five-point average balance of customer receivables from sales of goods and services (trade receivables). Inventory turnover is total sales divided by a five-point average balance of inventories. See "Working Capital."

UNEARNED PREMIUMS Portion of the premium received, net of any amount ceded, that relates to future coverage periods.

UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES Claims reserves for events that have occurred, including both reported and incurred-but-not-reported (IBNR) reserves, and the expenses of settling such claims.

VARIABLE INTEREST ENTITY Entity defined by Financial Accounting Standards Board Interpretation No. 46, and that must be consolidated by its primary beneficiary. A variable interest entity has one or both of the following characteristics: (1) its equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) as a group, the equity investors lack one or more of the following characteristics: (a) direct/indirect ability to make decisions, (b) obligation to absorb expected losses, or (c) right to receive expected residual returns.

WORKING CAPITAL Sum of receivables from the sales of goods and services, plus inventories, less trade accounts payables and progress collections.

115         GE 2003 ANNUAL REPORT