Form 10-K, Exhibit 13
period 2006-12-31
GENERAL ELECTRIC CO
filed 2007-02-27
CIK 40545

Exhibit 13

FINANCIAL SECTION

Contents

46	Management’s Discussion of Financial Responsibility		We begin with a letter from our Chief Executive and Financial Officers discussing our unyielding commitment to rigorous oversight, controllership, informative disclosure and visibility to investors.
46	Management’s Annual Report on Internal
	Control Over Financial Reporting		In this report our Chief Executive and Financial Officers provide their assessment of the effectiveness of our internal control over financial reporting.

47	Report of Independent Registered Public Accounting Firm		Our independent auditors, KPMG LLP, express their opinions on our financial statements and our internal control over financial reporting.

48	Management’s Discussion and Analysis (MD&A)
	48	Operations
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

	58	Financial Resources and Liquidity
In the Financial Resources and Liquidity section of MD&A, we provide an overview of the major factors that affected our consolidated financial position and insight into the liquidity and cash flow activities of GE and GECS.

	63	Critical Accounting Estimates
Critical Accounting Estimates are necessary for us to prepare our financial statements. In this section, we discuss what these estimates are, why they are important, how they are developed and uncertainties to which they are subject.

	66	Other Information	We conclude MD&A with a brief discussion of new accounting standards that will become effective for us in 2007.

	66	Selected Financial Data	Selected Financial Data provides five years of financial information for GE and GECS. This table includes commonly used metrics that facilitate comparison with other companies.
68	Audited Financial Statements and Notes
	68	Statement of Earnings
	68	Consolidated Statement of Changes in Shareowners’ Equity
	70	Statement of Financial Position
	72	Statement of Cash Flows
	74	Notes to Consolidated Financial Statements

109	Supplemental Information		We provide Supplemental Information to reconcile certain “non-GAAP financial measures” referred to in our report to the most closely associated GAAP financial measures.

112	Glossary		For your convenience, we also provide a Glossary of key terms used in our financial statements.

We also present our financial information electronically at www.ge.com/investor. This award-winning site is interactive and informative.

GE 2006 ANNUAL REPORT

Management’s Discussion of Financial Responsibility

We believe that great companies are built on a foundation of reliable financial information and compliance with the spirit and letter of the law. For GE, that foundation includes rigorous management oversight of, and an unyielding dedication to, controllership. The financial disclosures in this report are one product of our commitment to high quality financial reporting. In addition, we make every effort to adopt appropriate accounting policies, we devote our full resources to ensuring that those policies are applied properly and consistently and we do our best to fairly present our financial results in a manner that is complete and understandable. We also recognize that we operate in an environment that requires us to apply complex accounting guidance to a broad range of transactions and events. Regulators, standard setters and other financial reporting stakeholders have acknowledged that accounting and financial reporting complexity is a major challenge facing companies, auditors and investors alike. This complexity gives rise to the possibility that knowledgeable individuals will reach different, well-reasoned judgments based on the same underlying facts. How to respond to this challenge is a matter of continuing debate.

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

Dedication to Controllership

We maintain a dynamic system of internal controls and procedures - including internal control over financial reporting - designed to ensure reliable financial record-keeping, transparent financial reporting and disclosure, and protection of physical and intellectual property. We recruit, develop and retain a world-class financial team. Our internal audit function, including members of our Corporate Audit Staff, conducts thousands of financial, compliance and process improvement audits each year. Our Audit Committee oversees the scope and evaluates the overall results of these audits, and its Chairman regularly attends GE Capital Services Board of Directors, Corporate Audit Staff and Controllership Council meetings. Our global integrity policies - “The Spirit & The Letter” - require compliance with law and policy, and pertain to such vital issues as upholding financial integrity and avoiding conflicts of interest. These integrity policies are available in 31 languages, and are provided to all of our employees, holding each of them accountable for compliance. Our strong compliance culture reinforces these efforts by requiring employees to raise any compliance concerns and by prohibiting retribution for doing so. To facilitate open and candid communication, we have designated ombudspersons throughout the Company to act as independent resources for reporting integrity or compliance concerns. We hold our directors, consultants, agents and independent contractors to the same integrity standards.

Our internal controls proved inadequate to prevent a restatement of our financial reports. We concluded that the restatement resulted from a material weakness in our internal controls related to interest rate swaps designated as hedges of commercial paper, and we reported that weakness. We eliminated this program in 2007 pending satisfactory clarification of the related accounting requirements.

Informative Disclosure and Visibility to Investors

We are keenly aware of the importance of full and open presentation of our financial position and operating results and rely for this purpose on our disclosure controls and procedures, including our Disclosure Committee, which comprises senior executives with detailed knowledge of our businesses and the related needs of our investors. We ask this committee to review our compliance with accounting and disclosure requirements, to evaluate the fairness of our financial and non-financial disclosures, and to report their findings to us. We further ensure strong disclosure by holding more than 350 analyst and investor meetings annually.

Conclusion

We welcome the strong oversight of our financial reporting activities by our independent registered public accounting firm, KPMG LLP, engaged by and reporting directly to the Audit Committee. U.S. legislation requires management to report on internal control over financial reporting and for auditors to render an opinion on such controls. Our report follows and the KPMG LLP report for 2006 appears on the following page.

We present our financial information proudly, with the expectation that those who use it will understand our Company, recognize our commitment to performance with integrity, and share our confidence in GE’s future.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2006, based on the framework and criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We identified the following material weakness in our internal control over financial reporting - we did not have adequately designed procedures to designate each hedged commercial paper transaction with the specificity required by Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This material weakness resulted in restatement, in January 2007, of our previously issued financial statements as of and for each of the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006. Accordingly, we concluded that our internal control over financial reporting was not effective as of December 31, 2006.

Our independent registered public accounting firm has issued an audit report on our management’s assessment of our internal control over financial reporting. Their report appears on the following page.

/s/ Jeffrey R. Immelt	/s/ Keith S. Sherin
JEFFREY R. IMMELT	KEITH S. SHERIN
Chairman of the Board and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

February 9, 2007

GE 2006 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To Shareowners and Board of Directors of General Electric Company

We have audited the accompanying statement of financial position of General Electric Company and consolidated affiliates (“GE”) as of December 31, 2006 and 2005, and the related statements of earnings, changes in shareowners’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that GE did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). GE management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of GE’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has identified and included in its assessment the following material weakness as of December 31, 2006: the Company did not have adequately designed procedures to designate each hedged commercial paper transaction with the specificity required by Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This material weakness resulted in restatement of the Company’s previously issued financial statements as of and for each of the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements.

In our opinion, the consolidated financial statements appearing on pages 68, 70, 72, 74-108 and the Summary of Operating Segments table on page 53 present fairly, in all material respects, the financial position of GE as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that GE did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Furthermore, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, GE did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by COSO.

As discussed in note 1 to the consolidated financial statements, GE in 2006 changed its methods of accounting for pension and other postretirement benefits and for share-based compensation.

Our audits of GE’s consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages 69, 71 and 73 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual entities. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Stamford, Connecticut

February 9, 2007

GE 2006 ANNUAL REPORT

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

We present Management’s Discussion of Operations in five parts: Overview of Our Earnings from 2004 through 2006, Global Risk Management, Segment Operations, Global Operations and Environmental Matters.

Overview of Our Earnings from 2004 through 2006

Our results over the last several years reflect the global economic environment in which we operate. Global markets have been, and remain, strong. Orders for products and services continue to increase. Emerging markets continue to grow and to offer us new opportunities. Abundant global liquidity is providing us capital market opportunities, but reducing risk spreads. In these highly competitive markets, we have, over the last three years, achieved organic revenue growth averaging 8% and significantly accelerated our globalization. Revenues from our operations located outside the United States plus all U.S. exports (global revenues) grew by more than 60% over this period. We also experienced a weaker U.S. dollar, escalating energy costs and higher fossil fuel-related raw material prices. Our debt continues to receive the highest ratings of the major rating agencies. As the following pages show, our diversification and risk management strategies enabled us to continue to grow revenues and earnings to record levels during this challenging time.

Of our six segments, Infrastructure (28% and 34% of consolidated three-year revenues and total segment profit, respectively) was one of the most significantly affected by the recent economic environment. During these years we invested in other lines of power generation, such as wind power, and developed product services. As a result, Energy revenues have grown significantly over these years and the business is positioned well for continued growth in 2007 and beyond. We also continued to invest in market-leading technology and services at Aviation, Water and Transportation. At December 31, 2006, we had 1,419 commercial aircraft, of which all but one were on lease, and we held $14.0 billion (list price) of multiple-year orders for various Boeing, Airbus and other aircraft, including 63 aircraft ($4.3 billion list price) scheduled for delivery in 2007, all under agreement to commence operations with commercial airline customers. Product services and sales of our Evolution Series locomotives continue to be strong.

Commercial Finance and GE Money, formerly Consumer Finance, (together, 27% and 32% of consolidated three-year revenues and total segment profit, respectively) are large, profitable growth businesses in which we continue to invest with confidence. In a competitive environment, these businesses grew earnings by a combined $1.2 billion and $1.3 billion in 2006 and 2005, respectively. Commercial Finance and GE Money have delivered strong results through solid core growth, disciplined risk management and successful acquisitions. The most significant acquisitions affecting Commercial Finance and GE Money results in 2006 were the custom fleet business of National Australia Bank Ltd.; Antares Capital Corp.; the Transportation Financial Services Group of CitiCapital; and joint ventures with Garanti Bank and Hyundai Card Company. These acquisitions collectively contributed $0.9 billion and $0.3 billion to 2006 revenues and net earnings, respectively.

We have achieved strong growth in Healthcare (10% and 12% of consolidated three-year revenues and total segment profit, respectively) with a combination of organic growth and strategic acquisitions. Healthcare realized benefits from the acquisitions of IDX Systems Corporation in 2006, Amersham plc (Amersham) in 2004 and Instrumentarium in 2003, expanding the breadth of our product and service offerings to the healthcare industry, and positioning us well for continued strong growth.

NBC Universal (10% and 12% of consolidated three-year revenues and total segment profit, respectively) has developed into a diversified world-class media company over the last several years, largely through the combination of NBC with Vivendi Universal Entertainment LLLP (VUE) in 2004. Nevertheless, the technology and business model for the entertainment media industry continues to evolve, and NBC Universal’s recent results were somewhat disappointing. In 2006, we made significant progress in our turnaround efforts and believe that NBC Universal is well positioned to compete in this challenging environment.

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

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Plastics business was hit particularly hard during these three years because of additional pressure from significant inflation in natural gas and certain raw materials such as benzene. As a result of these factors and the 2006 sales of GE Supply and Advanced Materials, we do not expect this segment to experience significant growth in 2007.

Overall, acquisitions contributed $3.9 billion, $9.6 billion and $12.3 billion to consolidated revenues in 2006, 2005 and 2004, respectively. Our consolidated earnings in 2006, 2005 and 2004 included approximately $0.5 billion, $0.9 billion and $1.2 billion, respectively, from acquired businesses. We integrate acquisitions as quickly as possible. Only revenues and earnings from the date we complete the acquisition through the end of the fourth following quarter are attributed to such businesses. Dispositions also affected our ongoing results through lower revenues of $2.6 billion, $2.0 billion and $3.0 billion in 2006, 2005 and 2004, respectively. This resulted in lower earnings of $0.1 billion in both 2006 and 2005 and $0.5 billion in 2004.

Significant matters relating to our Statement of Earnings are explained below.

INSURANCE EXIT. In 2006, we substantially completed our planned exit of the insurance businesses through the sale of the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions Corporation (GE Insurance Solutions) and the sale of GE Life, our U.K.-based life insurance operation, to Swiss Reinsurance Company (Swiss Re). Also during 2006, we completed the sale of our remaining 18% investment in Genworth Financial, Inc. (Genworth), our formerly wholly-owned subsidiary that conducted most of our consumer insurance business, including life and mortgage operations, through a secondary public offering.

We reported the insurance businesses described above as discontinued operations for all periods presented. Unless otherwise indicated, we refer to captions such as revenues and earnings from continuing operations simply as “revenues” and “earnings” throughout this Management’s Discussion and Analysis. Similarly, discussion of other matters in our consolidated financial statements relates to continuing operations unless otherwise indicated.

WE DECLARED $10.7 BILLION IN DIVIDENDS IN 2006. Per-share dividends of $1.03 were up 13% from 2005, following an 11% increase from the preceding year. In December 2006, our Board of Directors raised our quarterly dividend 12% to $0.28 per share. We have rewarded our shareowners with over 100 consecutive years of dividends, with 31 consecutive years of dividend growth.

Except as otherwise noted, the analysis in the remainder of this section presents the results of GE (with GECS included on a one-line basis) and GECS. See the Segment Operations section for a more detailed discussion of the businesses within GE and GECS.

GE SALES OF PRODUCT SERVICES were $30.3 billion in 2006, a 12% increase over 2005. Increases in product services in 2006 and 2005 were widespread, led by continued strong growth at Infrastructure and Healthcare. Operating profit from product services was approximately $8.3 billion in 2006, up 19% from 2005, reflecting ongoing improvements at Infrastructure and Healthcare.

POSTRETIREMENT BENEFIT PLANS reduced pre-tax earnings by $2.3 billion, $1.7 billion and $1.2 billion in 2006, 2005 and 2004, respectively. Costs of our principal pension plans increased over the last three years primarily because of the effects of:

•	Prior years’ investment losses which reduced pre-tax earnings from the preceding year by $0.5 billion, $0.5 billion and $0.6 billion in 2006, 2005 and 2004, respectively, and

•	Lowering pension discount rates which reduced pre-tax earnings from the preceding year by $0.1 billion, $0.1 billion and $0.4 billion in 2006, 2005 and 2004, respectively.

Considering current and expected asset allocations, as well as historical and expected returns on various categories of assets in which our plans are invested, we have assumed that long-term returns on our principal pension plan assets would be 8.5% throughout this period and in 2007. U.S. generally accepted accounting principles provide for recognition of differences between assumed and actual returns over a period no longer than the average future service of employees.

We expect costs of our principal pension plans to stabilize in 2007. However, our labor agreements with various U.S. unions expire in June 2007, and we will be engaged in negotiations to attain new agreements. While results of the 2007 union negotiations cannot be predicted, our recent past negotiations have resulted in agreements that increased costs.

Our principal pension plans had a surplus of $11.5 billion at December 31, 2006. We will not make any contributions to the GE Pension Plan in 2007. To the best of our ability to forecast the next five years, we do not anticipate making contributions to that plan as long as expected investment returns are achieved. At December 31, 2006, the fair value of assets for our other pension plans was $2.6 billion less than their respective projected benefit obligations. We expect to contribute $0.6 billion to these plans in 2007, compared with $0.5 billion and $0.4 billion in 2006 and 2005, respectively.

The funded status of our postretirement benefit plans and future effects on operating results depend on economic conditions and investment performance. See notes 6 and 7 for additional information about funded status, components of earnings effects and actuarial assumptions. See the Critical Accounting Estimates section for discussion of pension assumptions.

GE OTHER COSTS AND EXPENSES are selling, general and administrative expenses. These costs were 14.0%, 14.7% and 14.6% of total GE sales in 2006, 2005 and 2004, respectively.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

GE OPERATING PROFIT is earnings from continuing operations before interest and other financial charges, and income taxes. GE operating profit excluding the effects of pension costs was $15.5 billion in 2006, up from $13.6 billion in 2005 and $11.3 billion in 2004 (15.2%, 14.8% and 13.5% of GE industrial revenues in 2006, 2005 and 2004, respectively). The increase in 2006 operating profit reflected higher productivity (principally Industrial and Healthcare), volume (Infrastructure) and prices (Infrastructure), partially offset by higher material and other costs across all segments. The increase in 2005 operating profit reflected higher productivity (principally Healthcare and Infrastructure), volume (Infrastructure and NBC Universal) and prices (Industrial), partially offset by higher material and other costs across all segments.

INTEREST ON BORROWINGS AND OTHER FINANCIAL CHARGES amounted to $19.3 billion, $15.1 billion and $11.6 billion in 2006, 2005 and 2004, respectively. Substantially all of our borrowings are through GECS, where interest expense was $18.1 billion, $14.2 billion and $11.1 billion in 2006, 2005 and 2004, respectively. Changes over the three-year period reflected increased average borrowings and increased interest rates. GECS average borrowings were $389.0 billion, $346.1 billion and $319.2 billion in 2006, 2005 and 2004, respectively. GECS average composite effective interest rate was 4.7% in 2006, compared with 4.2% in 2005 and 3.5% in 2004. Proceeds of these borrowings were used in part to finance asset growth and acquisitions. In 2006, GECS average assets of $514.5 billion were 9% higher than in 2005, which in turn were 7% higher than in 2004. See the Financial Resources and Liquidity section for a discussion of interest rate risk management.

INCOME TAXES are a significant cost. As a global commercial enterprise, our tax rates are affected by many factors, including our global mix of earnings, legislation, acquisitions, dispositions and the tax characteristics of our income. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions.

Income taxes on consolidated earnings from continuing operations were 16.1% in 2006, compared with 17.8% in 2005 and 18.2% in 2004. Our consolidated income tax rate decreased from 2005 to 2006 as growth in lower-taxed earnings from global operations, including one-time tax benefits from non-U.S. tax net operating losses and the non-U.S. gain on disposition of the Advanced Materials business, exceeded 2005 tax benefits from a reorganization of our aircraft leasing business, a repatriation of non-U.S. earnings at a reduced rate of U.S. tax and favorable settlements with tax authorities.

Our consolidated income tax rate was essentially unchanged in 2005 from 2004 because the 2005 tax benefits from a reorganization of our aircraft leasing business and from the growth in lower-taxed global operations were about the same as the 2004 tax benefits from favorable U.S. Internal Revenue Service (IRS) settlements, the NBC Universal combination, the 2004 reorganization of our aircraft leasing business and a lower tax rate on the sale of a portion of Genpact, our business process outsourcing operation.

A more detailed analysis of differences between the U.S. federal statutory rate and the consolidated rate, as well as other information about our income tax provisions, is provided in note 8. The nature of business activities and associated income taxes differ for GE and for GECS and a separate analysis of each is presented in the paragraphs that follow.

Because GE tax expense does not include taxes on GECS earnings, the GE effective tax rate is best analyzed in relation to GE earnings excluding GECS. GE pre-tax earnings from continuing operations excluding comparable GECS earnings were $12.8 billion, $11.9 billion and $10.4 billion for 2006, 2005 and 2004, respectively. On this basis, GE’s effective tax rate was 20.2% in 2006, 23.1% in 2005 and 19.0% in 2004.

The decrease in the 2006 rate from 2005 was primarily attributable to growth in lower-taxed earnings from global operations, including one-time tax benefits from non-U.S. net operating losses and the non-U.S. gain on the disposition of the Advanced Materials business. These benefits, which decreased the GE rate by 4.5 percentage points, are included in note 8 in the line “Tax on global activities including exports.” Partially offsetting these items was the lack of a counterpart to the 2005 repatriation of non-U.S. earnings at a reduced U.S. tax rate, discussed below (0.9 percentage points) and a decrease in benefits from favorable audit resolutions with tax authorities (0.8 percentage points). The effects of 2006 favorable audit resolutions are reflected in note 8 in the lines “All other - net” (0.8 percentage points) and “Tax on global activities including exports” (0.7 percentage points).

The increase in the 2005 rate over the 2004 rate was primarily attributable to the lack of current-year counterparts to the 2004 settlements with the IRS and 2004 tax benefits associated with the NBC Universal combination, both discussed below, that together reduced the 2004 rate by 7.2 percentage points. Partially offsetting this increase were the favorable effects of a number of audit resolutions with taxing authorities and our 2005 repatriation of non-U.S. earnings at the reduced U.S. tax rate provided in 2004 legislation (together representing a 3.2 percentage point reduction of the GE tax rate). These 2005 tax benefits are reflected in note 8 in the lines “All other - net” (1.6 percentage points) and “Tax on global activities including exports” (1.6 percentage points).

The 2004 GE rate reflects two items that decreased the rate by 7.2 percentage points - settling several issues with the IRS for the years 1985 through 1999 and tax benefits associated with the NBC Universal combination. As part of the IRS settlements,

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

we closed two significant issues: the 1997 tax-free exchange of the Lockheed Martin convertible preferred stock we received on the disposition of our Aerospace business in 1993, and a 1998 tax loss on the sale of a Puerto Rican subsidiary. The tax portion of these settlements is included in the line “IRS settlements of Lockheed Martin tax-free exchange/Puerto Rico subsidiary loss” in note 8. The tax benefits associated with the NBC Universal combination are included in the line “All other - net” in note 8.

GECS effective tax rate was 11.6% in 2006, compared with 11.9% in 2005 and 17.4% in 2004. The 2006 GECS rate was about the same as 2005 as growth in lower-taxed earnings from global operations was largely offset by a smaller benefit on the reorganization, discussed below, of our aircraft leasing business. The increased benefits from lower-taxed earnings from global operations (2.4 percentage points) and the lower benefits from the reorganization of our aircraft leasing business (1.9 percentage points) are included in the line “Tax on global activities including exports” in note 8.

The 2005 GECS rate reflects the net benefits, discussed below, of a reorganization of our aircraft leasing business and an increase in lower-taxed earnings from global operations. Together, these items more than account for the 7.2 percentage point decrease in rate from 2004 reflected in the line “Tax on global activities including exports” in note 8. Partially offsetting these benefits was the nonrecurrence of the benefits from 2004 favorable settlements with the IRS and the low-taxed disposition of a majority interest in Genpact. The lack of counterparts to these items increased the 2005 GECS tax rate by 1.7 percentage points. The favorable settlements with the IRS are included in the line “All other - net” and the benefit of the low-taxed disposition of a majority interest in Genpact is included in the line “Tax on global activities including exports” in note 8.

As a result of the repeal of the extraterritorial income (ETI) taxing regime as part of the American Jobs Creation Act of 2004 (the Act), our aircraft leasing business no longer qualifies for a reduced U.S. tax rate. However, the Act also extended to aircraft leasing, the U.S. tax deferral benefits that were already available to other GE non-U.S. active operations. These legislative changes, coupled with a reorganization of our aircraft leasing business and a favorable Irish tax ruling, decreased the GECS effective tax rate 1.1 percentage points in 2006, compared with 3.0 and 1.6 percentage points in 2005 and 2004, respectively.

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

The GE Board of Directors oversees the risk management process through clearly established delegation of authority. Board and committee meeting agendas are jointly developed with management to cover risk topics presented to our Corporate Risk Committee, including environmental, compliance, liquidity, credit and market risks.

The GECS Board of Directors oversees the risk management process for financial services, and approves all significant acquisitions and dispositions as well as borrowings and investments. All participants in the risk management process must comply with approval limits established by the Board.

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

Threshold responsibility for identifying, quantifying and mitigating risks is assigned to our individual businesses. We employ proprietary analytic models to allocate capital to our financing activities, to identify the primary sources of risk and to measure the amount of risk we will take for each product line. This approach allows us to develop early signals that monitor changes in risk affecting portfolio performance and actively manage the portfolio. Other corporate functions such as Financial Planning and Analysis, Treasury, Legal and our Corporate Audit Staff support business-level risk management. Businesses that, for example, hedge financial risk with derivative financial instruments must do so using our centrally-managed Treasury function, providing assurance that the business strategy complies with our corporate policies and achieves economies of scale. We review risks periodically with business-level risk managers, senior management and our Board of Directors.

GECS employs about 18,000 dedicated risk professionals, including 11,400 involved in collection activities and 680 specialized asset managers who evaluate leased asset residuals and remarket off-lease equipment.

GE and GECS manage a variety of risks including liquidity, credit and market risks.

•
Liquidity risk is the risk of being unable to accommodate liability maturities, fund asset growth and meet contractual obligations through access to funding at reasonable market rates. Additional information about our liquidity and how we manage this risk can be found in the Financial Resources and Liquidity section and in notes 18 and 27.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

•
Credit risk is the risk of financial loss arising from a customer or counterparty failure to meet its contractual obligations. We face credit risk in our lending and leasing activities (see the Financial Resources and Liquidity and Critical Accounting Estimates sections and notes 1, 13, 14 and 29) and derivative financial instruments activities (see note 27).

•
Market risk is the potential loss in value of investment and other asset and liability portfolios, including financial instruments and residual values of leased assets. This risk is caused by changes in market variables, such as interest and currency exchange rates and equity and commodity prices. We are exposed to market risk in the normal course of our business operations as a result of our ongoing investing and funding activities. Additional information can be found in the Financial Resources and Liquidity section and in notes 15 and 27.

Other risks include natural disasters, availability of necessary materials, guarantees of product performance and business interruption. These types of risks are often insurable, and success in managing these risks is ultimately determined by the balance between the level of risk retained or assumed and the cost of transferring risk to others.

Segment Operations

Operating segments comprise our six businesses focused on the broad markets they serve: Infrastructure, Commercial Finance, GE Money, Healthcare, NBC Universal and Industrial. For segment reporting purposes, certain GECS businesses are included in the industrial operating segments that actively manage such businesses and report their results for internal performance measurement purposes. These include Aviation Financial Services, Energy Financial Services and Transportation Finance reported in the Infrastructure segment, and Equipment Services reported in the Industrial segment.

Segment profit is determined based on internal performance measures used by the Chief Executive Officer to assess the performance of each business in a given period. In connection with that assessment, the Chief Executive Officer may exclude matters such as charges for restructuring; rationalization and other similar expenses; in-process research and development and certain other acquisition-related charges and balances; technology and product development costs; certain gains and losses from dispositions; and litigation settlements or other charges, responsibility for which preceded the current management team.

Segment profit always excludes the effects of principal pension plans, results reported as discontinued operations and accounting changes. Segment profit excludes or includes interest and other financial charges and income taxes according to how a particular segment’s management is measured - excluded in determining segment profit, which we refer to as “operating profit,” for Healthcare, NBC Universal and the industrial businesses of the Infrastructure and Industrial segments; included in determining segment profit, which we refer to as “net earnings,” for Commercial Finance, GE Money, and the financial services businesses of the Infrastructure segment (Aviation Financial Services, Energy Financial Services and Transportation Finance) and the Industrial segment (Equipment Services).

In addition to providing information on segments in their entirety, we have also provided supplemental information for certain businesses within the segments.

We have reclassified certain prior-period amounts to conform to the current period’s presentation. For additional information about our segments, see note 26.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of Operating Segments

	General Electric Company and consolidated affiliates
(In millions)	2006	2005	2004	2003	2002

REVENUES
Infrastructure	$47,429	$41,803	$37,373	$36,569	$40,119
Commercial Finance	23,792	20,646	19,524	16,927	15,688
GE Money	21,759	19,416	15,734	12,845	10,266
Healthcare	16,562	15,153	13,456	10,198	8,955
NBC Universal	16,188	14,689	12,886	6,871	7,149
Industrial	33,494	32,631	30,722	24,988	26,154
Total segment revenues	159,224	144,338	129,695	108,398	108,331
Corporate items and eliminations	4,167	3,618	4,596	5,023	3,636
CONSOLIDATED REVENUES	$163,391	$147,956	$134,291	$113,421	$111,967
SEGMENT PROFIT
Infrastructure	$9,040	$7,769	$6,797	$7,362	$9,178
Commercial Finance	5,028	4,290	3,570	2,907	2,170
GE Money	3,507	3,050	2,520	2,161	1,799
Healthcare	3,143	2,665	2,286	1,701	1,546
NBC Universal	2,919	3,092	2,558	1,998	1,658
Industrial	2,694	2,559	1,833	1,385	1,837
Total segment profit	26,331	23,425	19,564	17,514	18,188
Corporate items and eliminations	(1,251)	(582)	(11)	375	847
GE interest and other financial charges	(1,834)	(1,432)	(979)	(941)	(569)
GE provision for income taxes	(2,580)	(2,750)	(1,973)	(2,857)	(3,837)
Earnings from continuing operations
before accounting changes	20,666	18,661	16,601	14,091	14,629
Earnings (loss) from discontinued
operations, net of taxes	163	(1,950)	559	2,057	(616)
Earnings before accounting changes	20,829	16,711	17,160	16,148	14,013
Cumulative effect of accounting changes	-	-	-	(587)	(1,015)
CONSOLIDATED NET EARNINGS	$20,829	$16,711	$17,160	$15,561	$12,998

The notes to consolidated financial statements are an integral part of this summary.

INFRASTRUCTURE

(In millions)	2006	2005	2004

REVENUES	$47,429	$41,803	$37,373
SEGMENT PROFIT	$9,040	$7,769	$6,797

(In millions)	2006	2005	2004
REVENUES
Aviation	$13,152	$11,904	$11,094
Aviation Financial Services	4,177	3,504	3,159
Energy	19,133	16,525	14,586
Energy Financial Services	1,664	1,349	972
Oil & Gas	4,340	3,598	3,135
Transportation	4,169	3,577	3,007
SEGMENT PROFIT
Aviation	$2,909	$2,573	$2,238
Aviation Financial Services	1,108	764	520
Energy	3,000	2,665	2,543
Energy Financial Services	695	646	376
Oil & Gas	548	411	331
Transportation	781	524	516

Infrastructure revenues rose 13%, or $5.6 billion, in 2006 on higher volume ($4.8 billion), higher prices ($0.3 billion) and effects of late 2006 weakening of the U.S. dollar ($0.1 billion) at the industrial businesses in the segment. The increase in volume reflected increased sales of power generation equipment at Energy, commercial and military services and commercial engines at Aviation, equipment at Oil & Gas, and locomotives at Transportation. The increase in price was primarily at Energy. Revenues also increased as a result of organic revenue growth at Aviation Financial Services ($0.7 billion) and Energy Financial Services ($0.3 billion). Intra-segment revenues, which increased $0.5 billion, were eliminated from total Infrastructure revenues.

Segment profit rose 16% to $9.0 billion, compared with $7.8 billion in 2005, as higher volume ($0.7 billion), higher prices ($0.3 billion) and productivity ($0.3 billion) more than offset the effects of higher material and other costs ($0.4 billion) at the industrial businesses in the segment. The increase in volume primarily related to Energy and Aviation. Segment profit from the financial services businesses increased as a result of core growth at Aviation Financial Services ($0.3 billion), including growth in lower-taxed earnings from global operations that were more than offset by lower one-time benefits from our aircraft leasing business reorganization, and core growth at Energy Financial Services.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Infrastructure revenues rose 12%, or $4.4 billion, in 2005 as higher volume ($4.3 billion) was partially offset by lower prices ($0.6 billion) at the industrial businesses in the segment. The increase in volume was primarily at Energy, Aviation and Transportation. The decrease in prices was primarily at Energy and was partially offset by increased prices at Transportation and Aviation. Revenues also increased as a result of organic revenue growth at Energy Financial Services ($0.4 billion) and Aviation Financial Services ($0.3 billion).

Segment profit rose 14% to $7.8 billion in 2005, compared with $6.8 billion in 2004, as higher volume ($1.0 billion) and productivity ($0.2 billion including customer settlements and contract terminations) more than offset lower prices ($0.6 billion) and the effects of higher material and other costs ($0.3 billion) at the industrial businesses in the segment. The increase in volume primarily related to Energy, Aviation and Transportation. Segment profit also increased as a result of increased net earnings at the financial services businesses. This increase reflected core growth at Energy Financial Services ($0.3 billion) and core growth at Aviation Financial Services ($0.2 billion), including growth in lower-taxed earnings from global operations related to a reorganization of our aircraft leasing operations.

Infrastructure orders were $51.1 billion in 2006, up from $38.4 billion in 2005. The $39.2 billion total backlog at year-end 2006 comprised unfilled product orders of $27.0 billion (of which 59% was scheduled for delivery in 2007) and product services orders of $12.2 billion scheduled for 2007 delivery. Comparable December 31, 2005, total backlog was $29.2 billion, of which $18.8 billion was for unfilled product orders and $10.4 billion for product services orders.

COMMERCIAL FINANCE

(In millions)	2006	2005	2004

REVENUES	$23,792	$20,646	$19,524
SEGMENT PROFIT	$5,028	$4,290	$3,570

December 31 (In millions)	2006	2005

TOTAL ASSETS	$233,536	$190,546

(In millions)	2006	2005	2004

REVENUES
Capital Solutions	$12,356	$11,476	$11,503
Real Estate	5,020	3,492	3,084
SEGMENT PROFIT
Capital Solutions	$1,727	$1,515	$1,325
Real Estate	1,841	1,282	1,124

December 31 (In millions)	2006	2005

ASSETS
Capital Solutions	$94,523	$87,306
Real Estate	53,786	35,323

Commercial Finance revenues and net earnings increased 15% and 17% in 2006, respectively, compared with 2005. Revenues during 2006 and 2005 included $1.0 billion and $0.1 billion from acquisitions, respectively, and in 2006 were reduced by $0.1 billion as a result of dispositions. Revenues for 2006 also increased as a result of organic revenue growth ($2.5 billion). The increase in net earnings resulted primarily from core growth ($0.6 billion), including growth in lower-taxed earnings from global operations, and acquisitions ($0.1 billion).

Real Estate assets increased $18.5 billion (52%), of which $12.4 billion was real estate investments, up 76%. Real Estate net earnings increased 44% compared with 2005, primarily as a result of a $0.6 billion increase in net earnings from real estate investments.

Commercial Finance revenues and net earnings increased 6% and 20% in 2005, respectively, compared with 2004. Revenues during 2005 and 2004 included $1.0 billion and $0.3 billion from acquisitions, respectively, and in 2005 were reduced by $0.7 billion as a result of dispositions. Revenues during 2005 also increased $1.1 billion as a result of organic revenue growth ($0.8 billion) and the weaker U.S. dollar ($0.3 billion). The increase in net earnings resulted primarily from core growth ($0.6 billion), including growth in lower-taxed earnings from global operations, acquisitions ($0.2 billion) and the weaker U.S. dollar ($0.1 billion), partially offset by lower securitizations ($0.1 billion).

GE MONEY

(In millions)	2006	2005	2004

REVENUES	$21,759	$19,416	$15,734
SEGMENT PROFIT	$3,507	$3,050	$2,520

December 31 (In millions)	2006	2005

TOTAL ASSETS	$190,403	$158,829

GE Money revenues and net earnings increased 12% and 15% in 2006, respectively, compared with 2005. Revenues for 2006 included $0.9 billion from acquisitions. Revenues in 2006 also increased as a result of organic revenue growth ($1.6 billion), partially offset by the overall strengthening U.S. dollar ($0.2 billion). The increase in net earnings resulted primarily from core growth ($0.4 billion), including growth in lower-taxed earnings from global operations, acquisitions ($0.2 billion) and higher securitizations ($0.1 billion), partially offset by reduced earnings from our Japanese business ($0.2 billion), primarily related to higher customer claims for partial interest refunds under Japanese law. In 2006 and 2005, charges related to these claims totaled $0.4 billion and $0.2 billion after tax, respectively.

On December 13, 2006, a new lending law was passed in Japan. This law will significantly affect the operating environment for the entire consumer lending industry in Japan. This law will be phased in over three years and will reduce the maximum allowable lending rate and limit individual consumer borrowing by 2010. Our future revenues and provisions for losses in Japan continue to be affected by both this legislation and the volume and amounts of claims. We are taking appropriate strategic actions to address these matters.

GE Money revenues and net earnings increased 23% and 21% in 2005, respectively, compared with 2004. Revenues for 2005 included $1.9 billion from acquisitions. Revenues during 2005 also increased $1.8 billion as a result of organic revenue

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

growth ($1.5 billion) and the weaker U.S. dollar ($0.3 billion). The increase in net earnings resulted primarily from core growth ($0.6 billion), including growth in lower-taxed earnings from global operations, and acquisitions ($0.1 billion), partially offset by increased costs to launch new products and promote brand awareness ($0.2 billion).

HEALTHCARE revenues rose 9% to $16.6 billion in 2006 as higher volume ($1.8 billion) more than offset the effect of lower prices ($0.4 billion). The rise in volume related to increases in healthcare services, including the effects of the 2006 acquisition of IDX Systems Corporation and stronger equipment sales. Segment profit of $3.1 billion was 18% higher than in 2005 as productivity ($0.6 billion) and the effects of higher volume ($0.3 billion) more than offset the effects of lower prices ($0.4 billion) and higher material and other costs ($0.1 billion).

Healthcare revenues increased 13% to $15.2 billion in 2005 as higher volume ($2.1 billion), including $0.8 billion from the Amersham acquisition in the second quarter of 2004, and the weaker U.S. dollar ($0.1 billion) more than offset lower prices ($0.4 billion). Segment profit of $2.7 billion was 17% higher than in 2004 as productivity ($0.5 billion) and higher volume ($0.4 billion) more than offset lower prices ($0.4 billion) and higher labor and other costs ($0.1 billion).

Orders received by Healthcare in 2006 were $16.7 billion, compared with $15.6 billion in 2005. The $5.9 billion total backlog at year-end 2006 comprised unfilled product orders of $3.9 billion (of which 84% was scheduled for delivery in 2007) and product services orders of $2.0 billion scheduled for 2007 delivery. Comparable December 31, 2005, total backlog was $5.4 billion, of which $3.5 billion was for unfilled product orders and $1.9 billion for product services orders. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

NBC UNIVERSAL revenues rose 10%, or $1.5 billion in 2006, primarily from the 2006 Olympic Games broadcasts ($0.7 billion), improvements in the entertainment cable business ($0.6 billion), improvements in the film business ($0.2 billion) and the effects of exiting a film distribution agreement ($0.2 billion), partially offset by the effects of lower ratings on network and station advertising sales ($0.1 billion) and the net effects of certain strategic actions in both years ($0.1 billion). Segment profit declined 6%, or $0.2 billion, in 2006 as lower earnings from network and station operations ($0.4 billion), the 2006 Olympic Games broadcasts ($0.1 billion), and the net effects of certain strategic actions in both years ($0.1 billion) were partially offset by higher earnings from the cable business ($0.2 billion) and the effects of exiting a film distribution agreement ($0.1 billion).

Revenues rose 14%, or $1.8 billion, to $14.7 billion in 2005, reflecting a number of factors, the largest of which was the full-year contribution from the May 2004 combination of NBC with VUE, which resulted in higher film revenues ($1.6 billion), growth of our entertainment cable business ($0.6 billion), and higher revenues from television production operations ($0.3 billion) and theme parks ($0.1 billion). Also contributing to the increase was $0.5 billion from the effects of certain strategic actions. Partial offsets arose from the lack of a counterpart to the 2004 Olympic Games broadcasts ($0.9 billion) and the effects of lower ratings on network and station advertising sales ($0.4 billion). Segment profit rose 21%, or $0.5 billion, in 2005 as the full-year ownership of VUE contributed $0.6 billion, including improvements in the film ($0.3 billion), entertainment cable ($0.2 billion) and television production ($0.1 billion) businesses. The effects of certain strategic actions ($0.5 billion) were more than offset by lower earnings from network and station operations ($0.6 billion). See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

INDUSTRIAL

(In millions)	2006	2005	2004

REVENUES	$33,494	$32,631	$30,722
SEGMENT PROFIT	$2,694	$2,559	$1,833

(In millions)	2006	2005	2004

REVENUES
Consumer & Industrial	$14,249	$14,092	$13,767
Equipment Services	7,061	6,627	6,571
Plastics	6,649	6,606	6,066
SEGMENT PROFIT
Consumer & Industrial	$1,140	$871	$716
Equipment Services	269	197	82
Plastics	674	867	566

Industrial revenues rose 3%, or $0.9 billion, in 2006 as higher volume ($0.7 billion) was partially offset by lower prices ($0.2 billion) and the effects of the overall strengthening U.S. dollar ($0.1 billion) at the industrial businesses in the segment. Volume increases and price decreases were primarily at Plastics. Consumer & Industrial volume was unchanged as volume from organic growth ($0.9 billion) was offset by the effects of lost volume from GE Supply, which was sold in the third quarter of 2006. Revenues increased at Equipment Services as a result of the second quarter 2006 consolidation of GE SeaCo, an entity previously accounted for using the equity method ($0.2 billion), and organic revenue growth ($0.2 billion). Segment profit rose 5% as productivity ($0.9 billion), primarily at Consumer & Industrial and Plastics, and higher volume ($0.1 billion) were partially offset by higher material and other costs ($0.7 billion), primarily at Consumer & Industrial and Plastics, and lower prices ($0.2 billion). Price increases were realized at Consumer & Industrial to offset commodity inflation, but these increases were more than offset by price declines at Plastics. Segment profit at Equipment Services increased as a result of core growth ($0.1 billion).

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

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

CORPORATE ITEMS AND ELIMINATIONS

(In millions)	2006	2005	2004

REVENUES
Insurance activities	$3,692	$4,183	$4,003
GECS commercial paper interest rate swap adjustment	197	540	518
Eliminations and other	278	(1,105)	75
Total	$4,167	$3,618	$4,596
OPERATING PROFIT (COST)
Insurance activities	$57	$159	$5
Principal pension plans	(877)	(329)	124
Underabsorbed corporate overhead	(269)	(464)	(498)
GECS commercial paper interest rate swap adjustment	130	358	341
Other	(292)	(306)	17
Total	$(1,251)	$(582)	$(11)

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

Certain amounts included in the line “Other” above are not allocated to GE operating segments because they are excluded from the measurement of their operating performance for internal purposes. In 2006, amounts not allocated to GE operating segments included $0.2 billion at NBC Universal, principally for technology and product development costs and restructuring charges; $0.2 billion at Industrial for restructuring and other charges; and $0.1 billion at Healthcare, principally for acquisition-related, restructuring and other charges. In 2004, these comprised $0.4 billion of Healthcare charges, principally related to the write-off of in-process research and development projects and other transitional costs associated with Amersham; and a $0.1 billion charge at Industrial as the gain on sale of the motors business was more than offset by costs for inventory obsolescence and other charges.

Other operating profit (cost) also reflects gains of $0.7 billion in 2006 from sales of business interests, principally Advanced Materials and GE Supply, as well as $0.1 billion and $0.3 billion from partial sales of an interest in Genpact in 2005 and 2004, respectively. We have ongoing commercial and financial relationships with these former affiliates.

DISCONTINUED INSURANCE OPERATIONS

(In millions)	2006	2005	2004

Earnings (loss) from discontinued operations, net of taxes	$163	$(1,950)	$559

Discontinued operations comprise GE Life, our U.K.-based life insurance operation; the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions and most of its affiliates; and Genworth, our formerly wholly-owned subsidiary that conducted most of our consumer insurance business, including life and mortgage insurance operations. Results of these businesses are reported as discontinued operations for all periods presented.

In December 2006, we completed the sale of GE Life to Swiss Re for $0.9 billion. As a result, we recognized a loss of $0.3 billion after tax during 2006.

In June 2006, we completed the sale of the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions to Swiss Re for $9.3 billion, including the assumption of $1.7 billion of debt. We received $5.4 billion in cash and $2.2 billion of newly issued Swiss Re common stock, representing a 9% interest in Swiss Re.

In May 2004, we completed the initial public offering of Genworth. Throughout 2005, we continued to reduce our ownership in Genworth. In March 2006, we completed the sale of our remaining 18% investment, through a secondary public offering of 71 million shares of Class A Common Stock and direct sale to Genworth of 15 million shares of Class B Common Stock.

Earnings from discontinued operations, net of taxes, in 2006 were $0.2 billion, reflecting earnings from GE Insurance Solutions through the date of disposal ($0.3 billion), the gain on the sale of our remaining 18% investment in Genworth ($0.2 billion) and earnings from GE Life through the date of disposal ($0.1 billion), partially offset by the losses on disposal of GE Life ($0.3 billion) and GE Insurance Solutions ($0.1 billion).

Loss from discontinued operations, net of taxes, in 2005 was $1.9 billion, reflecting losses from the portions of GE Insurance Solutions described above ($2.8 billion), partially offset by earnings from, and gains on the sale of, Genworth ($0.9 billion).

Earnings from discontinued operations, net of taxes, in 2004 were $0.6 billion, reflecting earnings of Genworth ($0.4 billion), including our share of 2004 earnings from operations ($0.8 billion), partially offset by the loss on the Genworth initial public offering in May 2004 ($0.3 billion), and earnings from GE Insurance Solutions ($0.1 billion), primarily 2004 operations.

For additional information related to discontinued operations, see note 2.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Global Operations

Our global activities span all geographic regions and primarily encompass manufacturing for local and export markets, import and sale of products produced in other regions, leasing of aircraft, sourcing for our plants domiciled in other global regions and provision of financial services within these regional economies. Thus, when countries or regions experience currency and/or economic stress, we often have increased exposure to certain risks, but also often have new profit opportunities. Potential increased risks include, among other things, higher receivable delinquencies and bad debts, delays or cancellations of sales and orders principally related to power and aircraft equipment, higher local currency financing costs and slowdown in established financial services activities. New profit opportunities include, among other things, more opportunities for lower cost outsourcing, expansion of industrial and financial services activities through purchases of companies or assets at reduced prices and lower U.S. debt financing costs.

Estimated results of global activities include the results of our operations located outside the United States plus all U.S. exports. We classify certain GECS operations that cannot meaningfully be associated with specific geographic areas as “Other Global” for this purpose.

GLOBAL REVENUES BY REGION

(In millions)	2006	2005	2004

Europe	$39,700	$34,600	$31,700
Pacific Basin	18,000	16,000	13,000
Americas	9,600	7,500	7,000
Other Global	7,000	6,100	5,700
	74,300	64,200	57,400
Exports from the U.S. to external customers	13,100	11,400	8,800
Total(a)	$87,400	$75,600	$66,200

(a)	Included $7.7 billion, $6.6 billion and $5.8 billion of intercompany revenues in 2006, 2005 and 2004, respectively.

Global revenues rose 16% to $87.4 billion in 2006, compared with $75.6 billion and $66.2 billion in 2005 and 2004, respectively. Global revenues to external customers as a percentage of consolidated revenues were 49% in 2006, compared with 47% and 45% in 2005 and 2004, respectively. The effects of currency fluctuations on reported results were to decrease revenues by $0.1 billion in 2006 and increase revenues by $0.9 billion and $4.1 billion in 2005 and 2004, respectively; and to increase earnings by $0.1 billion in both 2005 and 2004, compared with an inconsequential effect on earnings in 2006.

GE global revenues in 2006 were $56.5 billion, up 17% over 2005, led by increases at Infrastructure, primarily in Europe and the Americas. U.S. exports grew 14% in 2006 on strong growth led by Infrastructure, again showing strength in Europe and the Americas. GE global revenues were $48.2 billion in 2005, up 15% over 2004, led by increases at Infrastructure and NBC Universal, mainly in Europe and the Pacific Basin. Exports from the U.S. were up 30%, led by Infrastructure, again showing strength in Europe and the Pacific Basin.

GECS global revenues rose 12% to $30.9 billion in 2006, compared with $27.4 billion and $24.5 billion in 2005 and 2004, respectively. GECS revenues in Other Global increased 21% in 2006, primarily as a result of organic revenue growth at the Aviation Financial Services business of Infrastructure. GECS revenues increased 19% in the Americas, primarily as a result of organic revenue growth and acquisitions at Commercial Finance and GE Money, partially offset by dispositions at Commercial Finance. GECS revenues increased 10% in Europe, primarily as a result of organic revenue growth and acquisitions at Commercial Finance and GE Money, partially offset by results of our remaining insurance activities.

Global operating profit was $15.2 billion in 2006, an increase of 20% over 2005, which was 20% higher than in 2004. GE global operating profit in 2006 rose 18%, primarily from gains on the sale of Advanced Materials in the Pacific Basin and core growth in Europe, primarily at Infrastructure.

Total assets of global operations on a continuing basis were $344.9 billion in 2006, an increase of $59.9 billion, or 21%, over 2005. GECS global assets on a continuing basis of $305.9 billion at the end of 2006 were 24% higher than at the end of 2005, reflecting core growth and acquisitions in Europe, the Pacific Basin and the Americas, primarily at Commercial Finance and GE Money.

Financial results of our global activities reported in U.S. dollars are affected by currency exchange. We use a number of techniques to manage the effects of currency exchange, including selective borrowings in local currencies and selective hedging of significant cross-currency transactions. Such principal currencies are the pound sterling, the euro, the Japanese yen and the Canadian dollar.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Environmental Matters

Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws.

We are involved in a sizable number of remediation actions to clean up hazardous wastes as required by federal and state laws. Such statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal or ownership of a disposal site. Expenditures for site remediation actions amounted to $0.2 billion in 2006 and $0.1 billion in both 2005 and 2004. We presently expect that such remediation actions will require average annual expenditures in the range of $0.2 billion to $0.3 billion over the next two years.

The U.S. Environmental Protection Agency (EPA) ruled in February 2002 that approximately 150,000 pounds of polychlorinated biphenyls (PCBs) must be dredged from a 40-mile stretch of the upper Hudson River in New York state. On November 2, 2006, the U.S. District Court for the Northern District of New York approved a consent decree entered into between GE and the EPA that represents a comprehensive framework for implementation of the EPA’s 2002 decision to dredge PCB-containing sediments in the upper Hudson River. The dredging will be performed in two phases with an intervening peer review of performance after phase 1. Under this consent decree, we have committed up to $0.1 billion to reimburse the EPA for its past and future project oversight costs and agreed to perform the first phase of dredging. We further committed that, subject to future agreement with the EPA about completion of dredging after completion of phase 1 and the peer review, we will be responsible for further costs, including costs of phase 2 dredging. Our Statement of Financial Position as of December 31, 2006 and 2005, included liabilities for the estimated costs of this remediation.

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

Overview of Financial Position

Major changes in our financial position resulted from the following:

•	During 2006, we substantially completed our insurance exit, which reduced assets and liabilities of discontinued operations by $61.1 billion and $49.1 billion, respectively.

•
During 2006, we completed the acquisitions of ZENON Environmental Inc. at Infrastructure; IDX Systems Corporation and Biacore International AB at Healthcare; iVillage Inc. at NBC Universal; Banque Artesia Nederland N.V., Arden Realty, Inc., the custom fleet business of National Australia Bank Ltd., and the senior housing portfolios of Formation Capital LLC at Commercial Finance; and the private-label credit card portfolio of Hudson’s Bay Company at GE Money.

•
The U.S. dollar was weaker at December 31, 2006, than it was at December 31, 2005, increasing the translated levels of our non-U.S. dollar assets and liabilities. Overall, on average, the U.S. dollar in 2006 was slightly stronger than during the comparable 2005 period; stronger in the first half and weaker in the second half of the year. Depending on the timing of our non-U.S. dollar operations, this resulted in either decreasing or increasing the translated levels of our operations as noted in the preceding Operations section.

Statement of Financial Position

Because GE and GECS share certain significant elements of their Statements of Financial Position - property, plant and equipment and borrowings, for example - the following discussion addresses significant captions in the “consolidated” statement. Within the following discussions, however, we distinguish between GE and GECS activities in order to permit meaningful analysis of each individual consolidating statement.

INVESTMENT SECURITIES comprise mainly investment-grade debt securities supporting obligations to annuitants and policyholders. Investment securities were $47.8 billion at December 31, 2006, compared with $42.1 billion at December 31, 2005.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized loss position and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the security to maturity or until forecasted recovery. Our impairment reviews involve our finance, risk and asset management teams as well as the portfolio management and research capabilities of our internal and third-party asset managers. Our qualitative review attempts to identify those issuers with a greater than 50% chance of default in the following 12 months. These securities are characterized as “at-risk” of impairment. Of investment securities with unrealized losses at December 31, 2006, an insignificant amount was at risk of being charged to earnings in the next 12 months.

Impairment losses for both 2006 and 2005 totaled $0.1 billion. We recognized impairments in both periods for issuers in a variety of industries; we do not believe that any of the impairments indicate likely future impairments in the remaining portfolio.

Gross unrealized gains and losses totaled $2.9 billion and $0.3 billion, respectively, at December 31, 2006, compared with $2.3 billion and $0.5 billion, respectively, at December 31, 2005, primarily reflecting an increase in the estimated fair value of equity securities, partially offset by a decrease in the estimated fair value of debt securities as interest rates increased. At December 31, 2006, available 2007 accounting gains could be as much as $1.7 billion, net of consequential adjustments to certain insurance assets that are amortized based on anticipated

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

gross profits. The market values we used in determining unrealized gains and losses are those defined by relevant accounting standards and should not be viewed as a forecast of future gains or losses.

We also hold collateralized investment securities issued by various airlines, including those operating in bankruptcy. Total amortized cost and fair value of these securities were $0.7 billion at December 31, 2006. Unrealized losses associated with securities in an unrealized loss position for more than 12 months were insignificant, an improvement from the comparable $0.1 billion a year earlier. All of these securities have remained current on all payment terms; we do not expect the borrowers to default. Current appraised market values of associated aircraft collateral exceeded both the market value and the amortized cost of our related securities at December 31, 2006, offering protection in the event of foreclosure. Therefore, we expect full recovery of our investment as well as our contractual returns. See note 10.

WORKING CAPITAL, representing GE inventories and receivables from customers, less trade payables and progress collections, was $7.6 billion at December 31, 2006, down $0.8 billion from December 31, 2005.

We discuss current receivables and inventories, two important elements of working capital, in the following paragraphs.

CURRENT RECEIVABLES for GE amounted to $14.3 billion at the end of 2006 and $15.1 billion at the end of 2005, and included $9.1 billion due from customers at the end of 2006 compared with $10.3 billion at the end of 2005. Turnover of customer receivables from sales of goods and services was 10.6 in 2006, compared with 9.0 in 2005. Other current receivables are primarily amounts that did not originate from sales of GE goods or services, such as advances to suppliers in connection with large contracts. The allowance for losses decreased $0.3 billion in 2006, primarily reflecting write-offs of receivables for which losses were previously provided. See note 11.

INVENTORIES for GE amounted to $11.3 billion at December 31, 2006, up $1.0 billion from the end of 2005. This increase reflected higher inventories at Infrastructure, which is in line with anticipated growth. GE inventory turnover was 8.3 in both 2006 and 2005. See note 12.

FINANCING RECEIVABLES is our largest category of assets and represents one of our primary sources of revenues. The portfolio of financing receivables, before allowance for losses, was $338.9 billion at December 31, 2006, and $292.2 billion at December 31, 2005. The related allowance for losses at December 31, 2006, amounted to $4.7 billion, compared with $4.6 billion at December 31, 2005, representing our best estimate of probable losses inherent in the portfolio. The 2006 increase reflected overall growth in our portfolio at GE Money and late-year weakening of the U.S. dollar, primarily at GE Money; partially offset by overall improvement in portfolio quality at Commercial Finance and lower losses on commercial aviation loans and leases in our Infrastructure segment. Balances at December 31, 2006 and 2005, included securitized, managed GE trade receivables of $6.0 billion and $3.9 billion, respectively.

A discussion of the quality of certain elements of the financing receivables portfolio follows. For purposes of that discussion, “delinquent” receivables are those that are 30 days or more past due; and “nonearning” receivables are those that are 90 days or more past due (or for which collection has otherwise become doubtful).

Commercial Finance financing receivables, before allowance for losses, totaled $153.2 billion at December 31, 2006, compared with $131.8 billion at December 31, 2005, and consisted of loans and leases to the equipment and leasing, commercial and industrial and real estate industries. This portfolio of receivables increased primarily from core growth ($58.3 billion), acquisitions ($5.6 billion), and late-year weakening of the U.S. dollar ($2.4 billion), partially offset by securitizations and sales ($42.8 billion). Related nonearning receivables were $1.6 billion (1.0% of outstanding receivables) at December 31, 2006, and $1.3 billion (1.0% of outstanding receivables) at year-end 2005. Commercial Finance financing receivables are generally backed by assets and there is a broad spread of geographic and credit risk in the portfolio.

GE Money financing receivables, before allowance for losses, were $156.7 billion at December 31, 2006, compared with $130.1 billion at December 31, 2005, and consisted primarily of card receivables, installment loans, auto loans and leases, and residential mortgages. This portfolio of receivables increased primarily as a result of core growth ($17.7 billion), late-year weakening of the U.S. dollar ($8.2 billion) and acquisitions ($3.2 billion), partially offset by loans transferred to assets held for sale ($2.5 billion). Related nonearning receivables were $3.3 billion at December 31, 2006, compared with $2.8 billion at December 31, 2005, both representing 2.1% of outstanding receivables. The increase was primarily related to the weaker U.S. dollar at the end of the year and overall growth in the portfolio.

Infrastructure financing receivables, before allowance for losses, were $21.2 billion at December 31, 2006, compared with $19.1 billion at December 31, 2005, and consisted primarily of loans and leases to the commercial aircraft and energy industries. Related nonearning receivables were insignificant at December 31, 2006 and 2005.

Other financing receivables, before allowance for losses, were $7.8 billion and $11.2 billion at December 31, 2006, and December 31, 2005, respectively, and consisted primarily of financing receivables in consolidated, liquidating securitization entities. This portfolio of receivables decreased because we have stopped transferring assets to these entities. Related nonearning receivables at December 31, 2006, were $0.1 billion (1.1% of outstanding receivables) compared with $0.1 billion (0.7% of outstanding receivables) at December 31, 2005.

Delinquency rates on managed Commercial Finance equipment loans and leases and managed GE Money financing receivables follow.

December 31	2006	2005	2004

Commercial Finance	1.22%	1.31%	1.40%
GE Money	5.05	5.08	4.85

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Delinquency rates at Commercial Finance decreased from December 31, 2004, through December 31, 2006, primarily resulting from improved credit quality across all portfolios.

Delinquency rates at GE Money decreased from December 31, 2005, to December 31, 2006, as a result of improvements in our European secured financing business, partially offset by the weakening U.S. dollar at the end of the year. The increase from December 31, 2004, to December 31, 2005, reflected higher delinquencies in our European secured financing business, a business that tends to experience relatively higher delinquencies but lower losses than the rest of the consumer portfolio. See notes 13 and 14.

OTHER GECS RECEIVABLES totaled $21.9 billion at December 31, 2006, and $18.6 billion at December 31, 2005, and consisted primarily of amounts due from GE (generally related to certain material procurement programs), insurance receivables, nonfinancing customer receivables, amounts due under operating leases, receivables due on sale of securities and various sundry items.

PROPERTY, PLANT AND EQUIPMENT amounted to $75.0 billion at December 31, 2006, up $7.4 billion from 2005, primarily reflecting acquisitions of commercial aircraft at the Aviation Financial Services business of Infrastructure and the consolidation of GE SeaCo at the Equipment Services business of Industrial during the second quarter of 2006. GE property, plant and equipment consisted of investments for its own productive use, whereas the largest element for GECS was equipment provided to third parties on operating leases. Details by category of investment are presented in note 15.

GE expenditures for plant and equipment during 2006 totaled $3.4 billion, compared with $2.8 billion in 2005. Total expenditures for the past five years were $13.1 billion, of which 30% was investment for growth through new capacity and product development; 35% was investment in productivity through new equipment and process improvements; and 35% was investment for other purposes such as improvement of research and development facilities and safety and environmental protection.

GECS additions to property, plant and equipment were $13.2 billion and $11.6 billion during 2006 and 2005, respectively, primarily reflecting additions of vehicles at Commercial Finance and the Equipment Services business of Industrial, and commercial aircraft at the Aviation Financial Services business of Infrastructure.

INTANGIBLE ASSETS were $86.4 billion at the end of 2006, up from $81.6 billion at the end of 2005. GE intangible assets increased $2.6 billion from $57.8 billion at the end of 2005, principally as a result of goodwill and other intangible assets related to the IDX Systems Corporation and Biacore International AB acquisitions by Healthcare, the ZENON Environmental Inc. acquisition by Infrastructure, and the acquisition of iVillage Inc. by NBC Universal. This increase to intangible assets was offset by dispositions of $1.3 billion, principally as a result of the sale of Advanced Materials by Industrial.

GECS intangible assets increased by $2.2 billion to $26.0 billion at December 31, 2006, principally as a result of increases in goodwill and other intangible assets, primarily related to acquisitions and the weaker U.S. dollar at the end of the year. See note 16.

ALL OTHER ASSETS totaled $97.1 billion at year-end 2006, an increase of $12.3 billion, reflecting increases from additional investments and acquisitions in real estate, increases in assets held for sale, partially offset by decreases in associated companies and prepaid pension assets. See note 17.

BORROWINGS amounted to $433.0 billion at December 31, 2006, compared with $370.4 billion at the end of 2005.

GE total borrowings were $11.3 billion at year-end 2006 ($2.2 billion short term, $9.1 billion long term) compared with $10.2 billion at December 31, 2005. GE total debt at the end of 2006 equaled 8.7% of total capital compared with 8.1% at the end of 2005.

GECS borrowings amounted to $426.3 billion at December 31, 2006, of which $173.3 billion is due in 2007 and $253.0 billion is due in subsequent years. Comparable amounts at the end of 2005 were $362.1 billion in total, $157.7 billion due within one year and $204.4 billion due thereafter. Included in GECS total borrowings were borrowings of consolidated, liquidating securitization entities amounting to $11.1 billion and $16.8 billion at December 31, 2006 and 2005, respectively. A large portion of GECS borrowings ($100.2 billion and $97.4 billion at the end of 2006 and 2005, respectively) was issued in active commercial paper markets that we believe will continue to be a reliable source of short-term financing. The average remaining terms and interest rates of GE Capital commercial paper were 48 days and 5.09% at the end of 2006, compared with 45 days and 4.09% at the end of 2005. The GE Capital ratio of debt to equity was 7.52 to 1 at the end of 2006 and 7.09 to 1 at the end of 2005. See note 18.

EXCHANGE RATE AND INTEREST RATE RISKS are managed with a variety of techniques, including match funding and selective use of derivatives. We use derivatives to mitigate or eliminate certain financial and market risks because we conduct business in diverse markets around the world and local funding is not always efficient. In addition, we use derivatives to adjust the debt we are issuing to match the fixed or floating nature of the assets we are acquiring. We apply strict policies to manage each of these risks, including prohibitions on derivatives trading, derivatives market-making or other speculative activities. Following is an analysis of the potential effects of changes in interest rates and currency exchange rates using so-called “shock” tests that model effects of shifts in rates. These are not forecasts.

•
It is our policy to minimize exposure to interest rate changes. We fund our financial investments using debt or a combination of debt and hedging instruments so that the interest rates and terms of our borrowings match the expected yields and terms on our assets. To test the effectiveness of our positions, we assumed that, on January 1, 2007, interest rates increased by 100 basis points across the yield curve (a “parallel shift” in

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

that curve) and further assumed that the increase remained in place for 2007. We estimated, based on that year-end 2006 portfolio and holding everything else constant, that our 2007 GE consolidated net earnings would decline by $0.2 billion.

•
It is our policy to minimize currency exposures and to conduct operations either within functional currencies or using the protection of hedge strategies. We analyzed year-end 2006 consolidated currency exposures, including derivatives designated and effective as hedges, to identify assets and liabilities denominated in other than their relevant functional currencies. For such assets and liabilities, we then evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. dollar. This analysis indicated that there would be an inconsequential effect on 2007 earnings of such a shift in exchange rates.

Consolidated Statement of Changes in Shareowners’ Equity

Shareowners’ equity increased by $3.0 billion and $31.2 billion in 2006 and 2004, respectively, and decreased by $1.6 billion in 2005. Changes over the three-year period were largely attributable to net earnings, partially offset by dividends declared of $10.7 billion, $9.6 billion and $8.6 billion in 2006, 2005 and 2004, respectively. In 2006, we purchased $7.8 billion of GE stock (229.4 million shares) and in 2005, we purchased $5.3 billion of GE stock (153.3 million shares) under our $25 billion share repurchase program. In 2004, we issued 341.7 million shares of stock in connection with the Amersham acquisition, which increased equity by $10.7 billion, and 119.4 million shares of stock to partially fund the combination of NBC and VUE, which increased equity by $3.8 billion. Currency translation adjustments increased equity by $3.6 billion in 2006 and $3.9 billion in 2004, compared with a $4.3 billion decrease in 2005. Changes in currency translation adjustments reflect the effects of changes in currency exchange rates on our net investment in non-U.S. subsidiaries that have functional currencies other than the U.S. dollar. As of December 31, 2006, the U.S. dollar was weaker than the pound sterling and the euro and slightly stronger than the Japanese yen. As of December 31, 2005, the U.S. dollar was stronger than the pound sterling, the euro and the Japanese yen. As of December 31, 2004, the pound sterling, the euro and to a lesser extent, Asian currencies were stronger than the U.S. dollar. See note 23. Accumulated currency translation adjustments affect net earnings only when all or a portion of an affiliate is disposed of or substantially liquidated.

Overview of Our Cash Flow from 2004 through 2006

GE cash from operating activities (CFOA) is a useful measure of performance for our non-financial businesses and totaled $24.6 billion in 2006, $21.6 billion in 2005 and $15.2 billion in 2004. Generally, factors that affect our earnings - for example, pricing, volume, costs and productivity - affect CFOA similarly. However, while management of working capital, including timing of collections and payments and levels of inventory, affects operating results only indirectly, the effect of these programs on CFOA can be significant.

Our GE Statement of Cash Flows shows CFOA in the required format. While that display is of some use in analyzing how various assets and liabilities affected our year-end cash positions, we believe that it is also useful to supplement that display and to examine in a broader context the business activities that provide and require cash.

December 31 (In billions)	2006	2005	2004

Operating cash collections	$98.2	$89.9	$81.6
Operating cash payments	(83.4)	(76.1)	(69.5)
Cash dividends from GECS	9.8	7.8	3.1
GE cash from operating activities	$24.6	$21.6	$15.2

The most significant source of cash in CFOA is customer-related activities, the largest of which is collecting cash following a product or services sale. GE operating cash collections increased by $8.3 billion during both 2006 and 2005. These increases are consistent with the changes in comparable GE operating segment revenues, comprising Healthcare, NBC Universal and the industrial businesses of the Industrial and Infrastructure segments. Analyses of operating segment revenues discussed in the preceding Segment Operations section is the best way of understanding their customer-related CFOA.

The most significant operating use of cash is to pay our suppliers, employees, tax authorities and others for the wide range of materials and services necessary in a diversified global organization. GE operating cash payments increased by $7.3 billion in 2006 and by $6.6 billion in 2005, comparable to the increases in GE total costs and expenses.

Dividends from GECS represented distribution of a portion of GECS retained earnings, including proceeds from certain business sales, and are distinct from cash from continuing operating activities within the financial services businesses, which increased in 2006 by $2.1 billion to $21.9 billion and decreased in 2005 by $0.7 billion to $19.8 billion. The amount we show in CFOA is the total dividend, including the normal dividend as well as any special dividends from excess capital primarily resulting from GECS business sales.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Based on past performance and current expectations, in combination with the financial flexibility that comes with a strong balance sheet and the highest credit ratings, we believe that we are in a sound position to grow dividends, continue making selective investments for long-term growth and, depending on proceeds from a potential business disposition, continue to execute our $25 billion share repurchase program.

Contractual Obligations

As defined by reporting regulations, our contractual obligations for future payments as of December 31, 2006, follow.

	Payments due by period
(In billions)	Total	2007	2008 2009	-	2010 2011	-	2012 and thereafter

Borrowings (note 18)	$433.0	$172.2	$100.6		$55.1		$105.1
Interest on borrowings	98.0	17.0	25.0		15.0		41.0
Operating lease obligations (note 5)	6.6	1.3	2.1		1.4		1.8
Purchase obligations(a) (b)	72.0	47.0	15.0		7.0		3.0
Insurance liabilities(note 19)(c)	24.0	2.0	7.0		4.0		11.0
Other liabilities(d)	68.0	21.0	6.0		4.0		37.0

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

Off-Balance Sheet Arrangements

Before 2003, we executed securitization transactions using entities sponsored by us and by third parties. Subsequently, we only have executed securitization transactions with third parties in the asset-backed commercial paper and term markets and we consolidated those we sponsored. Securitization entities held receivables secured by a variety of high-quality assets totaling $59.9 billion at December 31, 2006, down $1.9 billion during the year. Off-balance sheet securitization entities held $48.2 billion of that total, up $4.4 billion during the year. The remainder, in the consolidated entities we sponsored, decreased $6.3 billion during 2006, reflecting collections. We have entered into various credit enhancement positions with these securitization entities, including overcollateralization, liquidity and credit support agreements and guarantee and reimbursement contracts. We have provided for our best estimate of the fair value of estimated losses on such positions, $27 million at December 31, 2006.

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

During 2006, GECS paid $5.7 billion of special dividends to GE, of which $3.2 billion and $2.5 billion, respectively, were funded by the proceeds of the sale of GE Insurance Solutions and from the Genworth secondary public offerings.

During 2006, GECS and GECS affiliates issued $82 billion of senior, unsecured long-term debt and $2 billion of subordinated debt. This debt was both fixed and floating rate and was issued to institutional and retail investors in the U.S. and 18 other global markets. Maturities for these issuances ranged from one to 60 years. We used the proceeds primarily for repayment of maturing long-term debt, but also to fund acquisitions and organic growth. We anticipate that we will issue approximately $75 billion of additional long-term debt during 2007. The ultimate amount we issue will depend on our needs and on the markets.

We target a ratio for commercial paper not to exceed 35% of outstanding debt based on the anticipated composition of our assets and the liquidity profile of our debt. GE Capital is the most widely held name in global commercial paper markets.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

We believe that alternative sources of liquidity are sufficient to permit an orderly transition from commercial paper in the unlikely event of impaired access to those markets. Funding sources on which we would rely would depend on the nature of such a hypothetical event, but include $59.9 billion of contractually committed lending agreements with 75 highly-rated global banks and investment banks. Total credit lines extending beyond one year increased $2.7 billion to $59.8 billion at December 31, 2006. See note 18.

Beyond contractually committed lending agreements, other sources of liquidity include medium and long-term funding, monetization, asset securitization, cash receipts from our lending and leasing activities, short-term secured funding on global assets and potential sales of other assets.

PRINCIPAL DEBT CONDITIONS are described below.

The following conditions relate to GE and GECS:

•
Swap, forward and option contracts are required to be executed under master-netting agreements containing mutual downgrade provisions that provide the ability of the counterparty to require assignment or termination if the long-term credit rating of either GE or GECS were to fall below A-/A3. Had this provision been triggered at December 31, 2006, we could have been required to disburse $2.9 billion.

•
If GE Capital’s ratio of earnings to fixed charges, which was 1.64:1 at the end of 2006, were to deteriorate to 1.10:1, GE has committed to contribute capital to GE Capital. GE also guaranteed certain issuances of GECS subordinated debt having a face amount of $0.8 billion and $1.0 billion at December 31, 2006 and 2005, respectively.

The following conditions relate to consolidated, liquidating securitization entities:

•
If the short-term credit rating of GE Capital or certain consolidated, liquidating securitization entities discussed further in note 28 were to be reduced below A-1/P-1, GE Capital would be required to provide substitute liquidity for those entities or provide funds to retire the outstanding commercial paper. The maximum net amount that GE Capital would be required to provide in the event of such a downgrade is determined by contract, and amounted to $8.0 billion at January 1, 2007. Amounts related to non-consolidated SPEs were $0.6 billion.

•	Under terms of other agreements in effect at December 31, 2006, specified downgrades in the credit ratings of GE Capital could cause us to provide up to $1.1 billion of funding.

One group of consolidated SPEs holds high quality investment securities funded by the issuance of guaranteed investment contracts (GICs). If the long-term credit rating of GE Capital were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, GE Capital could be required to provide up to $4.7 billion of capital to such entities.

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

Our lending and leasing experience and the extensive data we accumulate and analyze facilitate estimates that have proven reliable over time. Our actual loss experience was in line with expectations for 2006, 2005 and 2004. While prospective losses depend to a large degree on future economic conditions, we do not anticipate significant adverse credit development in 2007.

Further information is provided in the Financial Resources and Liquidity - Financing Receivables section, the Asset Impairment section that follows and in notes 1, 13 and 14.

REVENUE RECOGNITION ON LONG-TERM AGREEMENTS to provide product services (product services agreements) requires estimates of profits over the multiple-year terms of such agreements, considering factors such as the frequency and extent of future monitoring, maintenance and overhaul events; the amount of personnel, spare parts and other resources required to perform the services; and future billing rate and cost changes. We routinely review estimates under product services agreements and regularly revise them to adjust for changes in outlook. We also regularly assess customer credit risk inherent in the carrying amounts of receivables and contract costs and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and the close interaction with our customers that comes with supplying critical services and parts over extended periods. Revisions that affect a product services agreement’s total estimated profitability result in an immediate adjustment of earnings. We provide for probable losses.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Carrying amounts for product services agreements in progress at December 31, 2006 and 2005, were $5.6 billion and $4.4 billion, respectively, and are included in the line, “Contract costs and estimated earnings” in note 17. Adjustments to earnings resulting from revisions to estimates on product services agreements have been insignificant for each of the years in the three-year period ended December 31, 2006.

Further information is provided in note 1.

ASSET IMPAIRMENT assessment involves various estimates and assumptions as follows:

INVESTMENTS. We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds market value, the duration of that market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. We perform comprehensive market research and analysis and monitor market conditions to identify potential impairments.

Further information about actual and potential impairment losses is provided in the Financial Resources and Liquidity - Investment Securities section and in notes 1 and 10.

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

Commercial aircraft are a significant concentration of assets in Infrastructure, and are particularly subject to market fluctuations. Therefore, we test recoverability of each aircraft in our operating lease portfolio at least annually. Additionally, we perform quarterly evaluations in circumstances such as when aircraft are re-leased, current lease terms have changed or a specific lessee’s credit standing changes. We consider market conditions, such as the global shortage of commercial aircraft in 2006. Estimates of future rentals and residual values are based on historical experience and information received routinely from independent appraisers. Estimated cash flows from future leases are reduced for expected downtime between leases and for estimated technical costs required to prepare aircraft to be redeployed. Fair value used to measure impairment is based on current market values from independent appraisers.

We recognized impairment losses on our operating lease portfolio of commercial aircraft of $0.1 billion and $0.3 billion in 2006 and 2005, respectively. In addition to these impairment charges relating to operating leases, provisions for losses on financing receivables related to commercial aircraft were insignificant in 2006 and $0.2 billion in 2005, primarily related to Northwest Airlines Corporation (Northwest Airlines).

Certain of our commercial aviation customers are operating under bankruptcy protection while they implement steps to return to profitable operations with a lower cost structure. At December 31, 2006, our largest exposures to carriers operating in bankruptcy were to Delta Air Lines, Inc., $1.9 billion, and Northwest Airlines, $1.1 billion. Our financial exposures to these carriers are substantially secured by various Boeing, Airbus and Bombardier aircraft and operating equipment.

Further information on impairment losses and our exposure to the commercial aviation industry is provided in the Operations - Overview section and in notes 10, 15 and 29.

REAL ESTATE. We regularly review our real estate investment portfolio for impairment or when events or circumstances indicate that the related carrying amounts may not be recoverable. Our portfolio is diversified, both geographically and by asset type. However, the global real estate market is subject to periodic cycles that can cause significant fluctuations in market values. While the current estimated value of our Commercial Finance Real Estate investments exceeds our carrying value by about $3.0 billion, the same as last year, downward cycles could adversely affect our ability to realize these gains in an orderly fashion in the future and may necessitate recording impairments.

GOODWILL AND OTHER IDENTIFIED INTANGIBLE ASSETS. We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. In this case, we supplement the cash flow approach discussed above with independent appraisals, as appropriate.

We test other identified intangible assets with defined useful lives and subject to amortization by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We test intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

Further information is provided in the Financial Resources and Liquidity - Intangible Assets section and in notes 1 and 16.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

PENSION ASSUMPTIONS are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions - discount rate and expected return on assets - are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. We evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover periodically, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are expressed as the present value of future cash payments. We discount those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

To reflect market interest rate conditions, we increased our discount rate for principal pension plans at December 31, 2006, from 5.50% to 5.75% and reduced the discount rate at December 31, 2005, from 5.75% to 5.50%.

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Assets in our principal pension plans earned 16.7% in 2006, and had average annual earnings of 9.2%, 10.0% and 12.6% per year in the five, 10 and 25-year periods ended December 31, 2006, respectively. We believe that these results, in connection with our current and expected asset allocations, support our assumed long-term return of 8.5% on those assets.

Sensitivity to changes in key assumptions for our principal pension plans follows.

•	Discount rate - A 25 basis point increase in discount rate would decrease pension cost in the following year by $0.2 billion.

•	Expected return on assets - A 50 basis point increase in the expected return on assets would decrease pension cost in the following year by $0.2 billion.

Further information on our pension plans is provided in the Operations - Overview section and in note 7.

INCOME TAXES. Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions. We review our tax positions quarterly and adjust the balances as new information becomes available. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates. We use our historical experience and our short and long-range business forecasts to provide insight. Further, our global and diversified business portfolio gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. Amounts recorded for deferred tax assets related to non-U.S. net operating losses, net of valuation allowance were $2.0 billion and $1.4 billion at December 31, 2006 and 2005, respectively. Such year-end 2006 amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we believe it is more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established.

Further information on income taxes is provided in the Operations - Overview section and in notes 8 and 21.

DERIVATIVES AND HEDGING. We use derivatives to manage a variety of risks, including risks related to interest rates, foreign exchange and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance correctly will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting changes in the fair value of the hedged item. The accompanying financial statements reflect the consequences of loss of hedge accounting for certain positions.

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly there-after by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. This test is conducted on a cumulative basis each reporting period. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, subject to third-party confirmation.

At December 31, 2006, derivative assets and liabilities were $2.2 billion and $2.9 billion, respectively. Further information about our use of derivatives is provided in notes 18, 23 and 27.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Other Information

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued two related standards that address accounting for income taxes: FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, and FASB Staff Position (FSP) FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction. Among other things, FIN 48 requires application of a “more likely than not” threshold to the recognition and derecognition of tax positions and that changes related to prior years’ tax positions be recognized in the quarter of change. FSP FAS 13-2 requires a recalculation of returns on leveraged leases if there is a change or projected change in the timing of cash flows relating to income taxes generated by the leveraged lease. Both new standards became effective for us on January 1, 2007. The FASB is currently engaged in a project to provide implementation guidance on FIN 48. While the effects of FIN 48 will depend somewhat upon this implementation guidance, we expect the transition effects of these standards to be modest and consist of reclassification of certain liabilities on our Statement of Financial Position and an adjustment to the opening balance of retained earnings. Prior periods will not be restated as a result of these required accounting changes.

In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) 155, Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140 (SFAS 155). This Statement amended SFAS 133 to include within its scope prepayment features in newly created or acquired retained interests related to securitizations. SFAS 155 will have the effect of changing, from level yield to fair value, the basis on which we recognize earnings on these retained interests. We expect these effects to be immaterial to our 2007 operations.

Selected Financial Data

The facing page is divided into three sections: upper portion - consolidated data; middle portion - GE data that reflect various conventional measurements for such enterprises; and lower portion - GECS data that reflect key information pertinent to financial services businesses.

GE’S TOTAL RESEARCH AND DEVELOPMENT expenditures were $3.7 billion in 2006, compared with $3.4 billion and $3.1 billion in 2005 and 2004, respectively. In 2006, expenditures from GE’s own funds were $3.0 billion compared with $2.7 billion in 2005. Expenditures funded by customers (mainly the U.S. government) were $0.7 billion in both 2006 and 2005.

Expenditures reported above reflect the definition of research and development required by U.S. generally accepted accounting principles. For operating and management purposes, we consider amounts spent on product and services technology to include our reported research and development expenditures, but also amounts for improving our existing products and services, and the productivity of our plant, equipment and processes. On this basis, our technology expenditures in 2006 were $5.7 billion.

GE’S TOTAL BACKLOG of firm unfilled orders at the end of 2006 was $46.5 billion, an increase of 29% from year-end 2005, reflecting increased demand at Infrastructure. Of the total backlog, $32.2 billion related to products, of which 63% was scheduled for delivery in 2007. Product services orders, included in this reported backlog for only the succeeding 12 months, were $14.3 billion at the end of 2006. Orders constituting this backlog may be cancelled or deferred by customers, subject in certain cases to penalties. See the Segment Operations section for further information.

GE 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Data

(Dollars in millions; per-share amounts in dollars)	2006	2005	2004	2003	2002

GENERAL ELECTRIC COMPANY AND CONSOLIDATED AFFILIATES
Revenues	$163,391	$147,956	$134,291	$113,421	$111,967
Earnings from continuing operations before accounting changes	20,666	18,661	16,601	14,091	14,629
Earnings (loss) from discontinued operations, net of taxes	163	(1,950)	559	2,057	(616)
Earnings before accounting changes	20,829	16,711	17,160	16,148	14,013
Net earnings	20,829	16,711	17,160	15,561	12,998
Dividends declared	10,675	9,647	8,594	7,759	7,266
Return on average shareowners’ equity(a)	19.5%	17.8%	17.9%	20.0%	25.2%
Per share
Earnings from continuing operations before
accounting changes - diluted	$1.99	$1.76	$1.59	$1.40	$1.46
Earnings (loss) from discontinued operations-diluted	0.02	(0.18)	0.05	0.20	(0.06)
Earnings before accounting changes - diluted	2.00	1.57	1.64	1.60	1.40
Net earnings - diluted	2.00	1.57	1.64	1.54	1.30
Earnings from continuing operations before
accounting changes - basic	1.99	1.77	1.60	1.41	1.47
Earnings (loss) from discontinued operations-basic	0.02	(0.18)	0.05	0.21	(0.06)
Earnings before accounting changes - basic	2.01	1.58	1.65	1.61	1.41
Net earnings - basic	2.01	1.58	1.65	1.55	1.31
Dividends declared	1.03	0.91	0.82	0.77	0.73
Stock price range	38.49 32.06	-	37.34 32.67	-	37.75 28.88	-	32.42 21.30	-	41.84 21.40	-
Year-end closing stock price	37.21	35.05	36.50	30.98	24.35
Total assets of continuing operations	697,239	612,255	604,338	503,616	441,550
Total assets	697,239	673,321	750,617	647,834	575,018
Long-term borrowings	260,804	212,281	207,871	170,309	138,570
Shares outstanding - average (in thousands)	10,359,320	10,569,805	10,399,629	10,018,587	9,947,113
Shareowner accounts - average	624,000	634,000	658,000	670,000	655,000
Employees at year end
United States	155,000	161,000	165,000	155,000	161,000
Other countries	164,000	155,000	142,000	150,000	154,000
Total employees	319,000	316,000	(b)	307,000	305,000	315,000
GE DATA
Short-term borrowings	$2,212	$1,127	$3,409	$2,555	$8,786
Long-term borrowings	9,085	9,081	7,625	8,388	970
Minority interest	5,623	5,806	7,701	1,079	1,028
Shareowners’ equity	112,314	109,351	110,908	79,662	63,979
Total capital invested	$129,234	$125,365	$129,643	$91,684	$74,763
Return on average total capital invested(a)	18.4%	16.6%	16.2%	18.1%	24.0%
Borrowings as a percentage of total capital invested(a)	8.7%	8.1%	9.0%	11.9%	13.0%
Working capital(a)	$7,566	$8,399	$8,328	$5,282	$3,821
GECS DATA
Revenues	$63,602	$57,551	$52,704	$43,513	$38,456
Earnings from continuing operations before
accounting changes	10,495	9,527	8,169	6,256	4,122
Earnings (loss) from discontinued operations, net of taxes	163	(1,950)	559	2,057	(616)
Earnings before accounting changes	10,658	7,577	8,728	8,313	3,506
Net earnings	10,658	7,577	8,728	7,974	2,491
Shareowner’s equity	54,097	50,812	54,379	45,790	37,202
Total borrowings	426,279	362,069	355,501	316,593	267,014
Ratio of debt to equity at GE Capital	7.52:1	7.09:1	6.45:1	6.62:1	6.48:1
Total assets	$564,668	$540,584	$618,614	$554,877	$489,602

Transactions between GE and GECS have been eliminated from the consolidated information.
(a)	Indicates terms are defined in the Glossary.
(b)	Excludes employees of Genworth in 2005 as a result of the third quarter deconsolidation.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Earnings

	General Electric Company and consolidated affiliates
For the years ended December 31 (In millions; per-share amounts in dollars)	2006	2005	2004

REVENUES
Sales of goods	$64,297	$59,837	$55,005
Sales of services	36,403	32,752	29,700
Other income (note 3)	2,537	1,683	1,064
GECS earnings from continuing operations	-	-	-
GECS revenues from services (note 4)	59,957	53,144	48,004
GECS commercial paper interest rate swap adjustment	197	540	518
Total revenues	163,391	147,956	134,291
COSTS AND EXPENSES (note 5)
Cost of goods sold	50,588	46,169	42,645
Cost of services sold	23,522	20,645	19,114
Interest and other financial charges	19,286	15,102	11,616
Investment contracts, insurance losses and
insurance annuity benefits	3,214	3,374	3,086
Provision for losses on financing receivables (note 14)	3,839	3,841	3,888
Other costs and expenses	37,414	35,143	32,917
Minority interest in net earnings of consolidated affiliates	908	986	728
Total costs and expenses	138,771	125,260	113,994
EARNINGS FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES	24,620	22,696	20,297
Provision for income taxes (note 8)	(3,954)	(4,035)	(3,696)
EARNINGS FROM CONTINUING OPERATIONS	20,666	18,661	16,601
Earnings (loss) from discontinued operations, net of taxes (note 2)	163	(1,950)	559
NET EARNINGS	$20,829	$16,711	$17,160
Per-share amounts (note 9)
Per-share amounts - earnings from continuing operations
Diluted earnings per share	$1.99	$1.76	$1.59
Basic earnings per share	1.99	1.77	1.60
Per-share amounts - net earnings
Diluted earnings per share	2.00	1.57	1.64
Basic earnings per share	2.01	1.58	1.65
DIVIDENDS DECLARED PER SHARE	$1.03	$0.91	$0.82

Consolidated Statement of Changes in Shareowners’ Equity

(In millions)	2006	2005	2004

CHANGES IN SHAREOWNERS’ EQUITY (note 23)
Balance at January 1	$109,351	$110,908	$79,662
Dividends and other transactions with shareowners	(17,983)	(13,249)	10,009
Changes other than transactions with shareowners
Increase attributable to net earnings	20,829	16,711	17,160
Investment securities - net	(223)	(437)	412
Currency translation adjustments-net	3,649	(4,318)	3,936
Cash flow hedges - net	223	(47)	150
Benefit plans - net	(3,532)	(217)	(421)
Total changes other than transactions with shareowners	20,946	11,692	21,237
Balance at December 31	$112,314	$109,351	$110,908

The notes to consolidated financial statements are an integral part of these statements.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Earnings (Continued)

	GE			GECS
For the years ended December 31 (In millions; per-share amounts in dollars)	2006	2005	2004	2006	2005	2004

REVENUES
Sales of goods	$62,336	$57,378	$52,260	$2,384	$2,528	$2,840
Sales of services	36,772	33,052	29,954	-	-	-
Other income (note 3)	2,690	1,764	1,076	-	-	-
GECS earnings from continuing operations	10,495	9,527	8,169	-	-	-
GECS revenues from services (note 4)	-	-	-	61,021	54,483	49,346
GECS commercial paper interest rate swap adjustment	-	-	-	197	540	518
Total revenues	112,293	101,721	91,459	63,602	57,551	52,704
COSTS AND EXPENSES (note 5)
Cost of goods sold	48,808	43,870	39,999	2,204	2,369	2,741
Cost of services sold	23,891	20,945	19,368	-	-	-
Interest and other financial charges	1,834	1,432	979	18,081	14,223	11,081
Investment contracts, insurance losses and
insurance annuity benefits	-	-	-	3,419	3,574	3,303
Provision for losses on financing receivables (note 14)	-	-	-	3,839	3,841	3,888
Other costs and expenses	13,841	13,279	12,001	23,955	22,530	21,609
Minority interest in net earnings of consolidated affiliates	673	784	538	235	202	190
Total costs and expenses	89,047	80,310	72,885	51,733	46,739	42,812
EARNINGS FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES	23,246	21,411	18,574	11,869	10,812	9,892
Provision for income taxes (note 8)	(2,580)	(2,750)	(1,973)	(1,374)	(1,285)	(1,723)
EARNINGS FROM CONTINUING OPERATIONS	20,666	18,661	16,601	10,495	9,527	8,169
Earnings (loss) from discontinued operations,
net of taxes (note 2)	163	(1,950)	559	163	(1,950)	559
NET EARNINGS	$20,829	$16,711	$17,160	$10,658	$7,577	$8,728

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Financial Position

	General Electric Company and consolidated affiliates
At December 31 (In millions, except share amounts)	2006	2005

ASSETS
Cash and equivalents	$14,275	$8,825
Investment securities (note 10)	47,826	42,148
Current receivables (note 11)	13,954	14,851
Inventories (note 12)	11,401	10,474
Financing receivables-net (notes 13 and 14)	334,205	287,639
Other GECS receivables	17,067	14,332
Property, plant and equipment-net (note 15)	74,966	67,528
Investment in GECS	-	-
Intangible assets-net (note 16)	86,433	81,630
All other assets (note 17)	97,112	84,828
Assets of discontinued operations (note 2)	-	61,066
Total assets	$697,239	$673,321
LIABILITIES AND EQUITY
Short-term borrowings (note 18)	$172,153	$158,156
Accounts payable, principally trade accounts	21,697	21,183
Progress collections and price adjustments accrued	5,248	4,456
Dividends payable	2,878	2,623
Other GE current liabilities	18,538	18,552
Long-term borrowings (note 18)	260,804	212,281
Investment contracts, insurance liabilities and insurance annuity benefits (note 19)	34,499	33,097
All other liabilities (note 20)	46,884	39,833
Deferred income taxes (note 21)	14,171	16,208
Liabilities of discontinued operations (note 2)	475	49,527
Total liabilities	577,347	555,916
Minority interest in equity of consolidated affiliates (note 22)	7,578	8,054
Common stock (10,277,373,000 and 10,484,268,000
shares outstanding at year-end 2006 and 2005, respectively)	669	669
Accumulated gains (losses) -net
Investment securities	1,608	1,831
Currency translation adjustments	6,181	2,532
Cash flow hedges	(129)	(352)
Benefit plans	(4,406)	(874)
Other capital	25,486	25,227
Retained earnings	107,798	97,644
Less common stock held in treasury	(24,893)	(17,326)
Total shareowners’ equity (notes 23 and 24)	112,314	109,351
Total liabilities and equity	$697,239	$673,321

The sum of accumulated gains (losses) on investment securities, currency translation adjustments, cash flow hedges and benefit plans constitutes “Accumulated nonowner changes other than earnings,” as shown in note 23, and was $3,254 million and $3,137 million at December 31, 2006 and 2005, respectively.

The notes to consolidated financial statements are an integral part of this statement.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Financial Position (Continued)

	GE		GECS
At December 31 (In millions, except share amounts)	2006	2005	2006	2005

ASSETS
Cash and equivalents	$4,480	$2,015	$12,629	$7,130
Investment securities (note 10)	342	461	47,492	41,710
Current receivables (note 11)	14,278	15,058	-	-
Inventories (note 12)	11,347	10,315	54	159
Financing receivables - net (notes 13 and 14)	-	-	334,232	287,639
Other GECS receivables	-	-	21,853	18,625
Property, plant and equipment - net (note 15)	16,738	16,504	58,228	51,024
Investment in GECS	54,097	50,812	-	-
Intangible assets - net (note 16)	60,465	57,839	25,968	23,791
All other assets (note 17)	34,078	36,752	64,212	49,440
Assets of discontinued operations (note 2)	-	-	-	61,066
Total assets	$195,825	$189,756	$564,668	$540,584
LIABILITIES AND EQUITY
Short-term borrowings (note 18)	$2,212	$1,127	$173,316	$157,672
Accounts payable, principally trade accounts	11,913	11,870	13,923	13,043
Progress collections and price adjustments accrued	5,248	4,456	-	-
Dividends payable	2,878	2,623	-	-
Other GE current liabilities	18,538	18,569	-	-
Long-term borrowings (note 18)	9,085	9,081	252,963	204,397
Investment contracts, insurance liabilities
and insurance annuity benefits (note 19)	-	-	34,807	33,387
All other liabilities (note 20)	26,060	23,140	20,935	16,787
Deferred income taxes (note 21)	1,954	3,733	12,217	12,475
Liabilities of discontinued operations (note 2)	-	-	455	49,763
Total liabilities	77,888	74,599	508,616	487,524
Minority interest in equity of consolidated affiliates (note 22)	5,623	5,806	1,955	2,248
Common stock (10,277,373,000 and 10,484,268,000 shares
outstanding at year-end 2006 and 2005, respectively)	669	669	1	1
Accumulated gains (losses) - net
Investment securities	1,608	1,831	1,594	1,754
Currency translation adjustments	6,181	2,532	4,837	2,287
Cash flow hedges	(129)	(352)	(171)	(343)
Benefit plans	(4,406)	(874)	(278)	(179)
Other capital	25,486	25,227	12,537	12,386
Retained earnings	107,798	97,644	35,577	34,906
Less common stock held in treasury	(24,893)	(17,326)	-	-
Total shareowners’ equity (notes 23 and 24)	112,314	109,351	54,097	50,812
Total liabilities and equity	$195,825	$189,756	$564,668	$540,584
In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Cash Flows

	General Electric Company and consolidated affiliates
For the years ended December 31 (In millions)	2006	2005	2004

CASH FLOWS - OPERATING ACTIVITIES
Net earnings	$20,829	$16,711	$17,160
Loss (earnings) from discontinued operations	(163)	1,950	(559)
Adjustments to reconcile net earnings to cash provided from operating activities
Depreciation and amortization of property, plant and equipment	9,158	8,537	8,348
Net earnings retained by GECS	-	-	-
Deferred income taxes	1,950	(940)	51
Decrease (increase) in GE current receivables	(2,152)	(974)	(1,617)
Decrease (increase) in inventories	(1,779)	(578)	(468)
Increase (decrease) in accounts payable	(119)	245	3,756
Increase (decrease) in GE progress collections	926	510	(464)
Provision for losses on GECS financing receivables	3,839	3,841	3,888
All other operating activities	530	3,362	777
Cash from operating activities - continuing operations	33,019	32,664	30,872
Cash from (used for) operating activities - discontinued operations	(2,373)	5,027	5,621
CASH FROM OPERATING ACTIVITIES	30,646	37,691	36,493

CASH FLOWS - INVESTING ACTIVITIES
Additions to property, plant and equipment	(16,650)	(14,381)	(12,936)
Dispositions of property, plant and equipment	6,799	6,027	5,839
Net increase in GECS financing receivables	(38,134)	(16,400)	(14,668)
Proceeds from sales of discontinued operations	9,022	8,106	3,437
Proceeds from principal business dispositions	3,870	481	1,179
Payments for principal businesses purchased	(11,652)	(11,498)	(18,703)
All other investing activities	(4,274)	(1,701)	5,080
Cash used for investing activities - continuing operations	(51,019)	(29,366)	(30,772)
Cash used for investing activities - discontinued operations	(383)	(5,733)	(7,651)
CASH USED FOR INVESTING ACTIVITIES	(51,402)	(35,099)	(38,423)

CASH FLOWS - FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of 90 days or less)	4,582	(4,600)	(1,558)
Newly issued debt (maturities longer than 90 days)	88,362	66,523	58,538
Repayments and other reductions (maturities longer than 90 days)	(49,346)	(53,133)	(47,106)
Net dispositions (purchases) of GE shares for treasury	(8,554)	(4,844)	3,993
Dividends paid to shareowners	(10,420)	(9,352)	(8,278)
All other financing activities	(1,174)	(1,128)	(3,304)
Cash from (used for) financing activities - continuing operations	23,450	(6,534)	2,285
Cash from (used for) financing activities - discontinued operations	(220)	415	2,309
CASH FROM (USED FOR) FINANCING ACTIVITIES	23,230	(6,119)	4,594

INCREASE (DECREASE) IN CASH AND EQUIVALENTS DURING YEAR	2,474	(3,527)	2,664
Cash and equivalents at beginning of year	11,801	15,328	12,664
Cash and equivalents at end of year	14,275	11,801	15,328
Less cash and equivalents of discontinued operations at end of year	-	2,976	3,267
Cash and equivalents of continuing operations at end of year	$14,275	$8,825	$12,061

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	$(18,254)	$(16,446)	$(11,907)
Cash recovered (paid) during the year for income taxes	(2,869)	(3,254)	(1,339)

The notes to consolidated financial statements are an integral part of this statement.

GE 2006 ANNUAL REPORT

AUDITED FINANCIAL STATEMENTS

Statement of Cash Flows (Continued)

	GE			GECS
For the years ended December 31 (In millions)	2006	2005	2004	2006	2005	2004

CASH FLOWS - OPERATING ACTIVITIES
Net earnings	$20,829	$16,711	$17,160	$10,658	$7,577	$8,728
Loss (earnings) from discontinued operations	-	-	-	(163)	1,950	(559)
Adjustments to reconcile net earnings to cash provided
from operating activities
Depreciation and amortization of property, plant and equipment	2,624	2,501	2,533	6,534	6,036	5,815
Net earnings retained by GECS	(811)	239	(5,623)	-	-	-
Deferred income taxes	842	(287)	(175)	1,108	(653)	226
Decrease (increase) in GE current receivables	813	(266)	(908)	-	-	-
Decrease (increase) in inventories	(1,756)	(608)	(459)	(23)	30	(9)
Increase (decrease) in accounts payable	392	983	1,888	(1)	(397)	2,593
Increase (decrease) in GE progress collections	926	510	(464)	-	-	-
Provision for losses on GECS financing receivables	-	-	-	3,839	3,841	3,888
All other operating activities	768	1,826	1,252	(41)	1,403	(167)
Cash from operating activities - continuing operations	24,627	21,609	15,204	21,911	19,787	20,515
Cash from (used for) operating activities - discontinued operations	-	-	-	(2,373)	5,027	5,621
CASH FROM OPERATING ACTIVITIES	24,627	21,609	15,204	19,538	24,814	26,136

CASH FLOWS-INVESTING ACTIVITIES
Additions to property, plant and equipment	(3,637)	(2,812)	(2,427)	(13,184)	(11,629)	(10,665)
Dispositions of property, plant and equipment	-	-	-	6,799	6,027	5,839
Net increase in GECS financing receivables	-	-	-	(41,046)	(16,954)	(15,280)
Proceeds from sales of discontinued operations	-	-	-	9,022	8,106	3,437
Proceeds from principal business dispositions	3,484	272	707	386	209	472
Payments for principal businesses purchased	(4,353)	(4,331)	(4,815)	(7,299)	(7,167)	(13,888)
All other investing activities	(11)	430	(75)	(5,555)	(2,706)	4,156
Cash used for investing activities - continuing operations	(4,517)	(6,441)	(6,610)	(50,877)	(24,114)	(25,929)
Cash used for investing activities - discontinued operations	-	-	-	(383)	(5,733)	(7,651)
CASH USED FOR INVESTING ACTIVITIES	(4,517)	(6,441)	(6,610)	(51,260)	(29,847)	(33,580)

CASH FLOWS-FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of 90 days or less)	1,292	(392)	(1,690)	6,461	(4,044)	33
Newly issued debt (maturities longer than 90 days)	130	1,704	434	88,278	65,054	58,143
Repayments and other reductions (maturities longer than 90 days)	(93)	(3,424)	(1,568)	(49,253)	(49,709)	(45,538)
Net dispositions (purchases) of GE shares for treasury	(8,554)	(4,844)	3,993	-	-	-
Dividends paid to shareowners	(10,420)	(9,352)	(8,278)	(9,847)	(7,816)	(3,105)
All other financing activities	-	-	-	(1,174)	(1,128)	(3,304)
Cash from (used for) financing activities - continuing operations	(17,645)	(16,308)	(7,109)	34,465	2,357	6,229
Cash from (used for) financing activities - discontinued operations	-	-	-	(220)	415	2,309
CASH FROM (USED FOR) FINANCING ACTIVITIES	(17,645)	(16,308)	(7,109)	34,245	2,772	8,538

INCREASE (DECREASE) IN CASH AND
EQUIVALENTS DURING YEAR	2,465	(1,140)	1,485	2,523	(2,261)	1,094
Cash and equivalents at beginning of year	2,015	3,155	1,670	10,106	12,367	11,273
Cash and equivalents at end of year	4,480	2,015	3,155	12,629	10,106	12,367
Less cash and equivalents of discontinued operations at end of year	-	-	-	-	2,976	3,267
Cash and equivalents of continuing operations at end of year	$4,480	$2,015	$3,155	$12,629	$7,130	$9,100
SUPPLEMENTAL DISCLOSURE OF CASH
FLOWS INFORMATION
Cash paid during the year for interest	$(1,159)	$(928)	$(603)	$(17,095)	$(15,518)	$(11,304)
Cash recovered (paid) during the year for income taxes	(2,203)	(1,829)	(2,261)	(666)	(1,425)	922

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Policies

Accounting principles

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Consolidation

Our financial statements consolidate all of our affiliates - companies that we control and in which we hold a majority voting interest. Associated companies are companies that we do not control but over which we have significant influence, most often because we hold a shareholder voting position of 20% to 50%. Results of associated companies are presented on a one-line basis. Investments in and advances to associated companies are presented on a one-line basis in the caption “All other assets” in our Statement of Financial Position, net of allowance for losses that represents our best estimate of probable losses inherent in such assets.

Financial statement presentation

We have reclassified certain prior-year amounts to conform to the current year’s presentation.

Financial data and related measurements are presented in the following categories:

•	GE This represents the adding together of all affiliates other than General Electric Capital Services, Inc. (GECS), whose operations are presented on a one-line basis.

•
GECS This affiliate owns all of the common stock of General Electric Capital Corporation (GE Capital). GE Capital and its respective affiliates are consolidated in the accompanying GECS columns and constitute the majority of its business.

In 2005, most of GE Insurance Solutions Corporation (GE Insurance Solutions), formerly an affiliate of GECS, was classified as part of our discontinued insurance operations. See note 2.

•	CONSOLIDATED This represents the adding together of GE and GECS.

•
OPERATING SEGMENTS These comprise our six businesses focused on the broad markets they serve: Infrastructure, Commercial Finance, GE Money (formerly Consumer Finance), Healthcare, NBC Universal and Industrial. For segment reporting purposes, certain GECS businesses are included in the industrial operating segments that actively manage such businesses and report their results for internal performance measurement purposes. These include Aviation Financial Services, Energy Financial Services and Transportation Finance reported in the Infrastructure segment, and Equipment Services reported in the Industrial segment.

Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations.

The effects of translating to U.S. dollars the financial statements of non-U.S. affiliates whose functional currency is the local currency are included in shareowners’ equity. Asset and liability accounts are translated at year-end exchange rates, while revenues and expenses are translated at average rates for the respective periods.

Effects of transactions between related companies are eliminated. Transactions between GE and GECS are immaterial and consist primarily of GECS services for material procurement and trade receivables management; buildings and equipment leased by GE from GECS; information technology (IT) and other services sold to GECS by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECS from third-party producers for lease to others; medical equipment manufactured by GE that is leased by GECS to others; and various investments, loans and allocations of GE corporate overhead costs.

Preparing financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Sales of goods and services

We record sales when a firm sales agreement is in place, delivery has occurred or services have been rendered, and collectibility of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not assured, we record sales only upon formal customer acceptance.

We expense costs to acquire or originate sales agreements as incurred.

Sales of goods in the Industrial businesses typically do not include multiple product and/or services elements. In contrast, sales of goods in the Infrastructure and Healthcare businesses sometimes include multiple components and sometimes include a service component such as installation. In such contracts, amounts assigned to each component are based on that component’s objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. We recognize sales of our delivered components only when such delivered components have value to the customer on a standalone basis, we have delivered all components essential to functionality and each of our undelivered components has an objectively determined fair value. When undelivered performance obligations are inconsequential or perfunctory and not essential to the functionality of the delivered components (like certain training commitments), we recognize sales on the total contract and make a provision for the cost of the unperformed obligations.

We record sales of product services, certain power generation and turbo-machinery equipment, military aircraft engines, information technology projects and water treatment equipment in accordance with their respective contracts. For long-term product services agreements, we use estimated contract profit rates to record sales as work is performed. For other contracts, we use estimated contract profit rates to record sales as major components are completed and delivered to customers. Estimates are subject to revisions. Revisions that affect an agreement’s total estimated profitability result in an immediate adjustment of earnings. We provide for any loss when that loss is probable.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NBC Universal, Inc. (NBC Universal) records broadcast and cable television and Internet advertising sales when advertisements are aired, net of provision for any viewer shortfalls (make goods). We record sales from theatrical distribution of films as the films are exhibited; sales of home videos, net of a return provision, when the videos are shipped and available for sale by retailers; fees from cable and satellite operators when services are provided; and licensing of film and television programming when we make the material available for airing.

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

We recognize financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values at the date of lease inception represent our initial estimates of the fair value of the leased assets at the expiration of the lease and are based primarily on independent appraisals, which are updated periodically. Guarantees of residual values by unrelated third parties are considered part of minimum lease payments. Significant assumptions we use in estimating residual values include estimated net cash flows over the remaining lease term, anticipated results of future remarketing, and estimated future component part and scrap metal prices, discounted at an appropriate rate.

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

NBC Universal film and television costs

We defer film and television production costs, including direct costs, production overhead, development costs and interest. We do not defer costs of exploitation, which principally comprise costs of film and television program marketing and distribution. We amortize deferred film and television production costs, as well as associated participation and residual costs, on an individual production basis using the ratio of the current period’s gross revenues to estimated total remaining gross revenues from all sources; we state such costs at the lower of amortized cost or fair value. Estimates of total revenues and costs are based on anticipated release patterns, public acceptance and historical results for similar products. We defer the costs of acquired broadcast material, including rights to material for use on NBC Universal’s broadcast and cable networks, at the earlier of acquisition or when the license period begins and the material is available for use. We amortize acquired broadcast material and rights when we broadcast the associated programs; we state such costs at the lower of amortized cost or net realizable value.

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

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We write off unsecured closed-end installment loans at 120 days contractually past due and unsecured open-ended revolving loans at 180 days contractually past due. We write down consumer loans secured by collateral other than residential real estate to the fair value of the collateral, less costs to sell, when such loans are 120 days past due. Consumer loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due. Unsecured consumer loans in bankruptcy are written off within 60 days of notification of filing by the bankruptcy court or within contractual write-off periods, whichever occurs earlier.

Our commercial loan and lease portfolio consists of a variety of loans and leases, including both larger balance, non-homogenous loans and leases and smaller balance homogenous commercial and equipment loans and leases. Losses on such loans and leases are recorded when probable and estimable. We routinely survey our entire portfolio for potential specific credit or collection issues that might indicate an impairment. For larger balance, non-homogenous loans and leases, this survey first considers the financial status, payment history, collateral value, industry conditions and guarantor support related to specific customers. Any delinquencies or bankruptcies are indications of potential impairment requiring further assessment of collectibility. We routinely receive financial, as well as rating agency reports, on our customers, and we elevate for further attention those customers whose operations we judge to be marginal or deteriorating. We also elevate customers for further attention when we observe a decline in collateral values for asset-based loans. While collateral values are not always available, when we observe such a decline, we evaluate relevant markets to assess recovery alternatives - for example, for real estate loans, relevant markets are local; for aircraft loans, relevant markets are global. We provide allowances based on our evaluation of all available information, including expected future cash flows, fair value of collateral, net of disposal costs, and the secondary market value of the financing receivables. After providing for specific incurred losses, we then determine an allowance for losses that have been incurred in the balance of the portfolio but cannot yet be identified to a specific loan or lease. This estimate is based on historical and projected default rates and loss severity, and it is prepared by each respective line of business.

Experience is not available with new products; therefore, while we are developing that experience, we set loss allowances based on our experience with the most closely analogous products in our portfolio.

When we repossess collateral in satisfaction of a loan, we write down the receivable against the allowance for losses. Repossessed collateral is included in the caption “All other assets” in the Statement of Financial Position and carried at the lower of cost or estimated fair value less costs to sell.

The remainder of our commercial loans and leases are portfolios of smaller balance homogenous commercial and equipment positions that we evaluate collectively by portfolio for impairment based upon various statistical analyses considering historical losses and aging.

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

Investment securities

We report investments in debt and marketable equity securities, and equity securities in our insurance portfolio, at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Unrealized gains and losses on available-for-sale investment securities are included in shareowners’ equity, net of applicable taxes and other adjustments. We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds market value, the duration of that market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Inventories

All inventories are stated at the lower of cost or realizable values. Cost for a significant portion of GE’s U.S. inventories is determined on a last-in, first-out (LIFO) basis. Cost of other GE inventories is determined on a first-in, first-out (FIFO) basis. LIFO was used for 48% and 50% of GE inventories at December 31, 2006 and 2005, respectively. GECS inventories consist of finished products held for sale; cost is determined on a FIFO basis.

Intangible assets

We do not amortize goodwill, but test it annually for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When all or a portion of a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value method.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Accounting changes

We adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 123 (Revised 2004), Share-Based Payment (SFAS 123R) and related FASB Staff Positions (FSPs), effective January 1, 2006. Among other things, SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method that we adopted voluntarily in 2002, and classification of excess tax benefits associated with share-based compensation deductions as cash from financing activities rather than cash from operating activities. We chose the modified prospective transition method, which requires that the new guidance be applied to the unvested portion of all outstanding stock option grants as of January 1, 2006, and to new grants after that date. We further applied the alternative transition method provided in FSP FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. The transitional effects of SFAS 123R and related FSPs consisted of a reduction in net earnings of $10 million for the year ended December 31, 2006, to expense the unvested portion of options granted in 2001; and classification of $173 million related to excess tax benefits from share-based compensation deductions as cash from financing activities in our Statement of Cash Flows beginning in 2006, which previously would have been included in cash from operating activities.

A comparison of reported net earnings for 2006, 2005 and 2004, and pro-forma net earnings for 2005 and 2004, including effects of expensing stock options, follows.

(In millions; per-share amounts in dollars)	2006		2005	2004

Net earnings, as reported	$20,829		$16,711	$17,160
Earnings per share, as reported
Diluted	2.00		1.57	1.64
Basic	2.01		1.58	1.65
Stock option expense included in net earnings	96		106	93
Total stock option expense(a)	96		191	245
PRO-FORMA EFFECTS
Net earnings, on pro-forma basis	(b	)	16,626	17,008
Earnings per share, on pro-forma basis
Diluted	(b	)	1.57	1.63
Basic	(b	)	1.57	1.64

Other share-based compensation expense recognized in net earnings amounted to $130 million, $87 million and $95 million in 2006, 2005 and 2004, respectively. The total income tax benefit recognized in earnings for all share-based compensation arrangements amounted to $117 million, $115 million and $101 million in 2006, 2005 and 2004, respectively.

(a)	As if we had applied SFAS 123R to expense stock options in all periods. Included amounts we actually recognized in earnings.
(b)	Not applicable. As of January 1, 2006, total stock option expense is included in net earnings.

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, became effective for us as of December 31, 2006, and requires recognition of an asset or liability in the statement of financial position reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in shareowners’ equity. SFAS 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the incremental effects of the initial adoption of SFAS 158 on our Statement of Financial Position at December 31, 2006.

(In millions)	Before Application of SFAS 158	SFAS 158 Adjustments	After Application of SFAS 158

All other assets	$99,809	$(2,697)	$97,112
Total assets	699,936	(2,697)	697,239
All other liabilities	43,047	3,837	46,884
Deferred income taxes	16,886	(2,715)	14,171
Total liabilities	576,225	1,122	577,347
Accumulated gains (losses) - net
Benefit plans	(587)	(3,819)	(4,406)
Total shareowners’ equity	116,133	(3,819)	112,314
Total liabilities and equity	699,936	(2,697)	697,239

See notes 6 and 7 for further details on our retiree health and life benefit plans and pension plans, respectively.

Note 2

Discontinued Operations

We classified GE Life, Genworth Financial, Inc. (Genworth) and most of GE Insurance Solutions as discontinued operations. Associated results of operations, financial position and cash flows are separately reported for all periods presented.

Sale of GE Life

In December 2006, we completed the sale of GE Life, our U.K.-based life insurance operation, to Swiss Reinsurance Company (Swiss Re) for $910 million. As a result, we recognized an after-tax loss of $267 million during 2006. GE Life revenues from discontinued operations were $2,096 million, $2,286 million and $708 million in 2006, 2005 and 2004, respectively. In total, GE Life loss from discontinued operations, net of taxes, was $178 million and $28 million in 2006 and 2005, respectively, compared with earnings from discontinued operations of $25 million in 2004.

Sale of GE Insurance Solutions

In June 2006, we completed the sale of the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions to Swiss Re for $9,297 million, including the assumption of $1,700 million of debt. We received $5,359 million in cash and $2,238 million of newly issued Swiss Re common stock, representing a 9% interest in Swiss Re. As a result, we recognized after-tax losses of $134 million and $934 million in 2006 and 2005, respectively. GE Insurance Solutions revenues from discontinued operations were $2,815 million, $7,451 million and $8,625 million in 2006, 2005 and 2004, respectively. In total, GE Insurance Solutions earnings from discontinued operations, net of taxes, were $148 million and $90 million in 2006 and 2004, respectively, compared with a loss of $2,850 million in 2005.

Sale of Genworth

In March 2006, we completed the sale of our remaining 18% investment in Genworth through a secondary public offering of 71 million shares of Class A Common Stock and direct sale to Genworth of 15 million shares of Genworth Class B Common Stock. As a result of initial and secondary public offerings, we recognized after-tax gains of $220 million and $552 million in 2006 and 2005, respectively, compared with an after-tax loss of $336 million in 2004. Genworth revenues from discontinued operations were $5 million, $7,908 million and $10,148 million in 2006, 2005 and 2004, respectively. In total, Genworth earnings from discontinued operations, net of taxes, were $193 million, $928 million and $444 million in 2006, 2005 and 2004, respectively.

Summarized financial information for discontinued operations is shown below.

(In millions)	2006	2005	2004

OPERATIONS
Revenues from services	$4,916	$17,645	$19,481
Earnings (loss) from discontinued operations
before minority interest and income taxes	$382	$(1,726)	$1,517
Minority interest	-	394	200
Earnings (loss) from discontinued operations
before income taxes	382	(2,120)	1,317
Income tax benefit (expense)	(38)	552	(422)
Earnings (loss) from discontinued
operations before disposal, net of taxes	$344	$(1,568)	$895
DISPOSAL
Gain (loss) on disposal before income taxes	$(75)	$629	$(570)
Income tax benefit (expense)	(106)	(1,011)	234
Loss on disposal, net of taxes	$(181)	$(382)	$(336)
EARNINGS (LOSS) FROM DISCONTINUED
OPERATIONS, NET OF TAXES	$163	$(1,950)	$559

December 31 (In millions)	2005

ASSETS
Cash and equivalents	$2,976
Investment securities	37,633
Other GECS receivables	13,915
Other	6,542
Assets of discontinued operations	61,066
ELIMINATIONS	-
Total	$61,066
LIABILITIES AND EQUITY
Investment contracts, insurance liabilities
and insurance annuity benefits	$43,378
Other	6,385
Liabilities of discontinued operations	49,763
ELIMINATIONS	(236)
Total	$49,527
Total accumulated nonowner changes other than earnings	$652

Accrued liabilities of $475 million as of December 31, 2006, will be settled beginning in 2007.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3

GE Other Income

(In millions)	2006	2005	2004

Sales of business interests	$1,375	$630	$464
Associated companies	309	256	191
Marketable securities and bank deposits	280	96	92
Licensing and royalty income	221	227	145
Other items	505	555	184
Total	$2,690	$1,764	$1,076

Note 4

GECS Revenues from Services

(In millions)	2006	2005	2004

Interest on loans	$22,568	$20,096	$17,314
Equipment leased to others	12,940	11,582	10,744
Financing leases	4,298	3,990	4,160
Fees	4,229	4,180	3,254
Real estate investments	3,138	1,919	1,637
Investment income	2,614	2,839	2,428
Premiums earned by insurance activities	2,084	2,333	2,195
Associated companies	2,079	1,320	708
Gross securitization gains	1,199	939	1,195
Other items	5,872	5,285	5,711
Total	$61,021	$54,483	$49,346

Note 5

Supplemental Cost Information

Total expenditures for research and development were $3,659 million, $3,425 million and $3,091 million in 2006, 2005 and 2004, respectively. The portion we funded was $2,969 million in 2006, $2,741 million in 2005 and $2,443 million in 2004.

Rental expense under operating leases is shown below.

(In millions)	2006	2005	2004

GE	$932	$939	$874
GECS	991	993	931

At December 31, 2006, minimum rental commitments under noncancellable operating leases aggregated $2,605 million and $4,016 million for GE and GECS, respectively. Amounts payable over the next five years follow.

(In millions)	2007	2008	2009	2010	2011

GE	$509	$434	$371	$311	$297
GECS	757	681	617	463	370

GE’s selling, general and administrative expenses totaled $13,841 million in 2006, $13,279 million in 2005 and $12,001 million in 2004.

Note 6

Retiree Health and Life Benefits

We sponsor a number of retiree health and life insurance benefit plans (retiree benefit plans). Principal retiree benefit plans are discussed below; other such plans are not significant individually or in the aggregate. We use a December 31 measurement date for our plans.

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

Effective December 31, 2006, we adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. See note 1 for the incremental effects of the initial adoption of SFAS 158 on our Statement of Financial Position at December 31, 2006.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effect on operations of principal retiree benefit plans follows.

COST OF PRINCIPAL RETIREE BENEFIT PLANS

(In millions)	2006	2005	2004

Expected return on plan assets	$(127)	$(138)	$(149)
Service cost for benefits earned	229	243	210
Interest cost on benefit obligation	455	507	518
Prior service cost	363	326	298
Net actuarial loss recognized	64	70	60
Retiree benefit plans cost	$984	$1,008	$937

ACTUARIAL ASSUMPTIONS. The discount rates at December 31 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal retiree benefit plans follow.

ACTUARIAL ASSUMPTIONS

December 31	2006	2005	2004	2003

Discount rate(a)	5.75%	5.25%	5.75%	6.00%
Compensation increases	5.00	5.00	5.00	5.00
Expected return on assets	8.50	8.50	8.50	8.50
Initial healthcare trend rate(b)	9.20	10.00	10.30	10.50

(a)	Weighted average discount rates of 5.90% and 6.40% were used for determination of costs in 2004 and 2003, respectively.
(b)	For 2006, gradually declining to 5% for 2013 and thereafter.

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

FUNDING POLICY. We fund retiree health benefits on a pay-as-you-go basis. We expect to contribute approximately $700 million in 2007 to fund such benefits. We fund retiree life insurance benefits at our discretion.

Changes in the accumulated postretirement benefit obligation for retiree benefit plans follow.

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)

(In millions)	2006	2005

Balance at January 1	$9,084	$9,250
Service cost for benefits earned	229	243
Interest cost on benefit obligation	455	507
Participant contributions	43	41
Actuarial gain	(707)	(55)
Benefits paid(a)	(810)	(856)
Other	(32)	(46)
Balance at December 31(b)	$8,262	$9,084

(a)	Net of Medicare Part D subsidy of $75 million in 2006.
(b)	The APBO for the retiree health plans was $6,001 million and $6,713 million at year-end 2006 and 2005, respectively.

Increasing or decreasing the healthcare cost trend rates by one percentage point would have had an insignificant effect on the December 31, 2006, accumulated postretirement benefit obligation and the annual cost of retiree health plans. Our principal retiree benefit plans are collectively bargained and have provisions that limit our per capita costs.

Changes in the fair value of assets for retiree benefit plans follow.

FAIR VALUE OF PLAN ASSETS

(In millions)	2006	2005

Balance at January 1	$1,619	$1,652
Actual gain on plan assets	222	107
Employer contributions	636	675
Participant contributions	43	41
Benefits paid(a)	(810)	(856)
Balance at December 31	$1,710	$1,619

(a)	Net of Medicare Part D subsidy of $75 million in 2006.

Plan assets are held in trust, as follows:

PLAN ASSET ALLOCATION

	2006		2005
December 31	Target allocation	Actual allocation	Actual allocation

U.S. equity securities	35-55%	44%	51%
Non-U.S. equity securities	15-25	22	19
Debt securities	15-30	18	20
Real estate	1-10	4	2
Private equities	1-11	3	1
Other	1-13	9	7
Total		100%	100%

Plan fiduciaries set investment policies and strategies for the trust. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trust assets invested in short-term securities must be invested in securities rated A1/P1 or better, other than 15% of short-term holdings which may be rated A2/P2. GE common stock represented 6.1% of trust assets at year-end 2006 and 2005 and is subject to a statutory limit when it reaches 10% of total trust assets.

Our recorded balances for retiree benefit plans are as follows:

RETIREE BENEFIT ASSET (LIABILITY)

December 31 (In millions)	2006	2005

Funded status(a)	$(6,552)	$(7,465)
Unrecognized prior service cost	(b )	2,409
Unrecognized net actuarial loss	(b )	902
Net liability recognized	$(6,552)	$(4,154)
Liability recorded in the Statement of Financial Position
Unfunded liabilities
Retiree health plans
Due within one year	$(681)	$(740)
Due after one year	(5,320)	(3,395)
Retiree life plans	(551)	(19)
Net liability recognized	$(6,552)	$(4,154)
Amounts recorded in shareowners’ equity
Prior service cost	$2,046	$-
Net actuarial loss	4	-
Total	$2,050	$-

(a)	Fair value of assets less APBO, as shown in the preceding tables.
(b)	Amounts recognized in shareowners’ equity in 2006 upon adoption of SFAS 158. See note 1.

The estimated prior service cost and net actuarial loss for our retiree benefit plans that will be amortized from shareowners’ equity into retiree benefit plans cost in 2007 are $290 million and $10 million, respectively. Comparable amortized amounts in 2006 were $363 million and $64 million, respectively.

Our estimated future benefit payments are as follows:

ESTIMATED FUTURE BENEFIT PAYMENTS

(In millions)	2007	2008	2009	2010	2011	2012 2016	-

Gross	$935	$920	$880	$860	$840	$3,760
Expected Medicare
Part D subsidy	85	95	105	110	115	660
Net	$850	$825	$775	$750	$725	$3,100

Our labor agreements with various U.S. unions expire in June 2007, and we will be engaged in negotiations to attain new agreements. Results of 2007 negotiations cannot be predicted. However, recent past negotiations have resulted in increased per capita costs as well as a corresponding increase in our APBO. There is no assurance that such increases pursuant to 2007 negotiations will be less than recent experience.

Note 7

Pension Benefits

We sponsor a number of pension plans. Principal pension plans, together with affiliate and certain other pension plans (other pension plans), detailed in this note, represent about 99% of our total pension assets. We use a December 31 measurement date for our plans.

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

OTHER PENSION PLANS in 2006 included 27 U.S. and non-U.S. pension plans with pension assets or obligations greater than $50 million. These defined benefit plans provide benefits to employees based on formulas recognizing length of service and earnings.

Effective December 31, 2006, we adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. See note 1 for the incremental effects of the initial adoption of SFAS 158 on our Statement of Financial Position at December 31, 2006.

PENSION PLAN PARTICIPANTS

December 31, 2006 (In thousands)	Total	Principal pension plans	Other pension plans

Active employees	179	135	44
Vested former employees	223	185	38
Retirees and beneficiaries	233	210	23
Total	635	530	105

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COST OF PENSION PLANS

	Total			Principal pension plans			Other pension plans
(In millions)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Expected return on plan assets	$(4,211)	$(4,242)	$(4,256)	$(3,811)	$(3,885)	$(3,958)	$(400)	$(357)	$(298)
Service cost for benefits earned	1,719	1,618	1,436	1,402	1,359	1,178	317	259	258
Interest cost on benefit obligation	2,685	2,609	2,511	2,304	2,248	2,199	381	361	312
Prior service cost	258	262	316	253	256	311	5	6	5
Net actuarial loss recognized	893	480	242	729	351	146	164	129	96
Total cost (income)	$1,344	$727	$249	$877	$329	$(124)	$467	$398	$373

ACTUARIAL ASSUMPTIONS are described below. The discount rates at December 31 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

ACTUARIAL ASSUMPTIONS

	Principal pension plans				Other pension plans (weighted average)
December 31	2006	2005	2004	2003	2006	2005	2004	2003

Discount rate	5.75%	5.50%	5.75%	6.00%	4.97%	4.74%	5.28%	5.53%
Compensation increases	5.00	5.00	5.00	5.00	4.26	4.20	4.03	3.87
Expected return on assets	8.50	8.50	8.50	8.50	7.44	7.47	7.67	7.56

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. For the principal pension plans, we apply our expected rate of return to a market-related value of assets, which stabilizes variability in assets to which we apply that expected return.

We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We have not made contributions to the GE Pension Plan since 1987. We will not make any contributions to the GE Pension Plan in 2007. In 2007, we expect to pay approximately $140 million for benefit payments under our GE Supplementary Pension Plan and administrative expenses of our principal pension plans ($121 million in 2006), and expect to contribute approximately $570 million to other pension plans ($451 million in 2006).

BENEFIT OBLIGATIONS are described in the following tables. Accumulated and projected benefit obligations (ABO and PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

PROJECTED BENEFIT OBLIGATION

	Principal pension plans		Other pension plans
(In millions)	2006	2005	2006	2005

Balance at January 1	$43,331	$39,969	$8,097	$7,122
Service cost for benefits earned	1,402	1,359	317	259
Interest cost on benefit obligations	2,304	2,248	381	361
Participant contributions	162	174	37	36
Plan amendments	80	-	(18)	3
Actuarial (gain) loss(a)	(1,514)	1,988	27	909
Benefits paid	(2,472)	(2,407)	(287)	(256)
Exchange rate adjustments	-	-	520	(402)
Acquired plans and other	-	-	(40)	65
Balance at December 31(b)	$43,293	$43,331	$9,034	$8,097

(a)	Principally associated with discount rate changes.
(b)	The PBO for the GE Supplementary Pension Plan was $3,554 million and $3,534 million at year-end 2006 and 2005, respectively.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ABO balances for our pension plans follow.

ACCUMULATED BENEFIT OBLIGATION

December 31 (In millions)	2006	2005

GE Pension Plan	$38,137	$38,044
GE Supplementary Pension Plan	2,314	2,178
Other pension plans	8,053	7,194

Following is information about our pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets.

PLANS WITH ASSETS LESS THAN ABO

December 31 (In millions)	2006	2005

Funded plans with assets less than ABO
Plan assets	$4,833	$4,737
Accumulated benefit obligations	5,828	6,096
Projected benefit obligations	6,667	6,967
Unfunded plans(a)
Accrued pension liability	4,310	3,323
Accumulated benefit obligations	3,052	2,859
Projected benefit obligations	4,310	4,235

(a)	Primarily related to the GE Supplementary Pension Plan.

Pension plan assets are described below.

FAIR VALUE OF PLAN ASSETS

	Principal pension plans		Other pension plans
(In millions)	2006	2005	2006	2005

Balance at January 1	$49,096	$46,665	$5,213	$4,602
Actual gain on plan assets	7,851	4,558	679	670
Employer contributions	121	106	451	365
Participant contributions	162	174	37	36
Benefits paid	(2,472)	(2,407)	(287)	(256)
Exchange rate adjustments	-	-	340	(233)
Acquired plans and other	-	-	2	29
Balance at December 31	$54,758	$49,096	$6,435	$5,213

Our pension plan assets are held in trust, as follows:

PLAN ASSET ALLOCATION

	Principal pension plans
	2006		2005
December 31	Target allocation	Actual allocation	Actual allocation

U.S. equity securities	30-45%	41%	42%
Non-U.S. equity securities	15-25	22	21
Debt securities	15-30	17	18
Real estate	4-10	6	6
Private equities	5-11	7	7
Other	1-12	7	6
Total		100%	100%

Plan fiduciaries of the GE Pension Plan set investment policies and strategies for the GE Pension Trust. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. These plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

GE Pension Trust assets are invested subject to the following additional guidelines:

•	Short-term securities must be rated A1/P1 or better, other than 15% of short-term holdings which may be rated A2/P2,

•	Real estate may not exceed 25% of total assets (6% of trust assets at December 31, 2006),

•	Investments in securities not freely tradable may not exceed 20% of total assets (13% of trust assets at December 31, 2006), and

•	GE stock is limited by statute when it reaches 10% of total trust assets (6.1% and 6.4% at the end of 2006 and 2005, respectively).

	Other pension plans (weighted average)
	2006		2005
December 31	Target allocation	Actual allocation	Actual allocation

Equity securities	66%	67%	65%
Debt securities	28	26	28
Real estate	3	3	3
Other	3	4	4
Total		100%	100%

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our recorded assets and liabilities for pension plans are as follows:

PREPAID PENSION ASSET (LIABILITY)

	Principal pension plans			Other pension plans
December 31 (In millions)	2006		2005	2006	2005

Funded status(a)	$11,465		$5,765	$(2,599)	$(2,884)
Unrecognized prior service cost	(b	)	1,004	(b )	37
Unrecognized net actuarial loss	(b	)	8,445	(b )	2,046
Net amount recognized	$11,465		$15,214	$(2,599)	$(801)
Pension asset (liability) recorded in
the Statement of Financial Position
Prepaid pension asset	$15,019		$17,853	$46	$114
Unfunded liabilities
Due within one year(c)	(106)		(90)	(49)	(43)
Due after one year(c)	(3,448)		(2,549)	(2,596)	(2,154)
Intangible assets	-		-	(b )	54
Shareowners’ equity	-		-	(b )	1,228
Net amount recognized	$11,465		$15,214	$(2,599)	$(801)
Amounts recorded in shareowners’ equity
Prior service cost	$831		$-	$15	$-
Net actuarial loss	2,162		-	1,704	--
Total	$2,993		$-	$1,719	$-

(a)	Fair value of assets less PBO, as shown in the preceding tables.
(b)	Amounts recognized in shareowners’ equity in 2006 upon adoption of SFAS 158. See note 1.
(c)	For principal pension plans, represents the GE Supplementary Pension Plan liability.

The estimated prior service cost and net actuarial loss for the principal pension plans that will be amortized from shareowners’ equity into pension cost in 2007 are $200 million and $700 million, respectively. For other pension plans, the estimated prior service cost and net actuarial loss to be amortized over the next fiscal year is $10 million and $160 million, respectively. Comparable amortized amounts in 2006, respectively, were $253 million and $729 million for principal pension plans and $5 million and $164 million for other pension plans.

Estimated future benefit payments are as follows:

ESTIMATED FUTURE BENEFIT PAYMENTS

(In millions)	2007	2008	2009	2010	2011	2012 2016	-

Principal pension
plans	$2,500	$2,500	$2,550	$2,600	$2,600	$14,500
Other pension plans	325	300	300	325	350	1,875

Our labor agreements with various U.S. unions expire in June 2007, and we will be engaged in negotiations to attain new agreements. While results of the 2007 union negotiations cannot be predicted, our recent past negotiations have resulted in agreements that increased costs.

Note 8

Provision for Income Taxes

(In millions)	2006	2005	2004

GE
Current tax expense	$1,738	$3,037	$2,148
Deferred tax expense (benefit) from temporary differences	842	(287)	(175)
	2,580	2,750	1,973
GECS
Current tax expense	266	1,938	1,497
Deferred tax expense (benefit) from temporary differences	1,108	(653)	226
	1,374	1,285	1,723
CONSOLIDATED
Current tax expense	2,004	4,975	3,645
Deferred tax expense (benefit) from temporary differences	1,950	(940)	51
Total	$3,954	$4,035	$3,696

GE and GECS file a consolidated U.S. federal income tax return. The GECS provision for current tax expense includes its effect on the consolidated return.

Consolidated current tax expense includes amounts applicable to U.S. federal income taxes of $61 million, $2,543 million and $629 million in 2006, 2005 and 2004, respectively, and amounts applicable to non-U.S. jurisdictions of $1,738 million, $2,224 million and $2,522 million in 2006, 2005 and 2004, respectively. Consolidated deferred taxes related to U.S. federal income taxes were an expense of $1,723 million in 2006 and benefits of $137 million and $27 million in 2005 and 2004, respectively.

Consolidated U.S. earnings from continuing operations before income taxes were $9,245 million in 2006, $10,918 million in 2005 and $9,597 million in 2004. The corresponding amounts for non-U.S.-based operations were $15,375 million in 2006, $11,778 million in 2005 and $10,700 million in 2004.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. See note 21 for details.

We have not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at December 31, 2006, were approximately $47 billion. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

The American Jobs Creation Act of 2004 (the Act) allowed U.S. companies a one-time opportunity to repatriate non-U.S. earnings through 2005 at a 5.25% rate of tax rather than the normal U.S. tax rate of 35%, provided that certain criteria, including qualified U.S. reinvestment of those earnings, were met. Available U.S. foreign tax credits related to the repatriation are reduced under provisions of the Act. Because the vast majority of our non-U.S. earnings have been permanently reinvested in active business operations, we repatriated only $1.2 billion of non-U.S. earnings. Because a U.S. tax provision at normal tax rates had been provided on the majority of this amount, the result was a reduction of the 2005 GE and consolidated tax rates of approximately 0.5 percentage points.

The U.S. Internal Revenue Service (IRS) is currently auditing GE’s consolidated 2000-2005 income tax returns. It is reasonably possible that both the 2000-2002 and 2003-2005 audit cycles will be completed during 2007. The effect of the completion of these audit cycles will depend on the result of the examinations. In addition, certain potential deficiency issues and refund claims remain unresolved for years prior to 2000. GE or consolidated affiliates are under audit in numerous state, local and non-U.S. jurisdictions. We believe that adequate provision has been made for all income tax uncertainties.

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate is provided below.

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

	Consolidated			GE			GECS
	2006	2005	2004	2006	2005	2004	2006	2005	2004

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from
Inclusion of after-tax earnings of GECS
in before-tax earnings of GE	-	-	-	(15.8)	(15.6)	(15.4)	--	-	-
Tax on global activities including exports	(17.7)	(15.8)	(12.3)	(7.7)	(5.8)	(5.8)	(21.6)	(21.7)	(14.5)
U.S. business credits	(1.4)	(1.3)	(1.1)	(0.4)	(0.2)	-	(2.1)	(2.5)	(2.3)
IRS settlements of Lockheed Martin tax-free
exchange/Puerto Rico subsidiary loss	-	-	(3.4)	-	-	(3.7)	-	-	-
All other - net	0.2	(0.1)	-	-	(0.6)	0.5	0.3	1.1	(0.8)
	(18.9)	(17.2)	(16.8)	(23.9)	(22.2)	(24.4)	(23.4)	(23.1)	(17.6)
Actual income tax rate	16.1%	17.8%	18.2%	11.1%	12.8%	10.6%	11.6%	11.9%	17.4%

Note 9

Earnings Per Share Information

	2006		2005		2004
(In millions; per-share amounts in dollars)	Diluted	Basic	Diluted	Basic	Diluted	Basic

CONSOLIDATED
Earnings from continuing operations for per-share calculation (a)	$20,667	$20,666	$18,662	$18,661	$16,602	$16,601
Earnings (loss) from discontinued operations for per-share calculation (b)	163	163	(1,961)	(1,950)	556	559
Net earnings available for per-share calculation	$20,830	$20,829	$16,701	$16,711	$17,158	$17,160
AVERAGE EQUIVALENT SHARES
Shares of GE common stock outstanding	10,359	10,359	10,570	10,570	10,400	10,400
Employee compensation-related shares, including stock options	35	-	41	-	45	-
Total average equivalent shares	10,394	10,359	10,611	10,570	10,445	10,400
PER-SHARE AMOUNTS
Earnings from continuing operations	$1.99	$1.99	$1.76	$1.77	$1.59	$1.60
Earnings (loss) from discontinued operations	0.02	0.02	(0.18)	(0.18)	0.05	0.05
Net earnings per share	$2.00	$2.01	$1.57	$1.58	$1.64	$1.65

(a)	Included dividend equivalents of approximately $1 million in each of the three years ended December 31, 2006.
(b)	Included dilutive effects of subsidiary-issued stock-based awards of approximately $11 million in 2005 and $2 million in 2004.

Earnings-per-share amounts are computed independently for earnings from continuing operations, earnings (loss) from discontinued operations and net earnings. As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10

Investment Securities

	2006				2005
December 31 (In millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

GE
Debt - U.S. corporate	$307	$24	$-	$331	$307	$2	$-	$309
Equity	10	2	(1)	11	26	131	(5)	152
	317	26	(1)	342	333	133	(5)	461
GECS
Debt
U.S. corporate	21,323	1,042	(203)	22,162	20,578	1,317	(339)	21,556
State and municipal	915	38	(4)	949	810	47	(2)	855
Mortgage-backed(a)	6,356	38	(46)	6,348	5,748	44	(56)	5,736
Asset-backed	8,066	436	(23)	8,479	8,433	205	(19)	8,619
Corporate - non-U.S.	1,664	92	(5)	1,751	2,043	209	(10)	2,242
Government -
non-U.S.	1,296	105	(3)	1,398	675	91	-	766
U.S. government and
federal agency	820	45	(6)	859	803	61	(5)	859
Equity	4,500	1,060	(14)	5,546	879	231	(33)	1,077
	44,940	2,856	(304)	47,492	39,969	2,205	(464)	41,710	(b)
ELIMINATIONS	(7)	(1)	-	(8)	(17)	(6)	-	(23)
Total	$45,250	$2,881	$(305)	$47,826	$40,285	$2,332	$(469)	$42,148

(a)	Substantially collateralized by U.S. residential mortgages.
(b)	Included $16 million in 2005 of debt securities related to consolidated, liquidating securitization entities. See note 28.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the gross unrealized losses and estimated fair values of our investment securities.

	Less than 12 months		12 months or more
December 31 (In millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses

2006
Debt
U.S. corporate	$2,478	$(52)	$4,260	$(151)
State and municipal	164	(2)	77	(2)
Mortgage-backed	668	(4)	1,851	(42)
Asset-backed	1,393	(15)	674	(8)
Corporate - non-U.S.	112	(3)	93	(2)
Government - non-U.S.	33	(3)	-	-
U.S. government and
federal agency	66	(1)	247	(5)
Equity	40	(12)	3,895	(3)
Total	$4,954	$(92)	$11,097	$(213)
2005
Debt
U.S. corporate	$3,633	$(131)	$2,584	$(208)
State and municipal	77	(2)	-	-
Mortgage-backed	1,858	(22)	1,190	(34)
Asset-backed	1,494	(10)	383	(9)
Corporate - non-U.S.	221	(8)	53	(2)
U.S. government and
federal agency	297	(5)	-	-
Equity	84	(25)	38	(13)
Total	$7,664	$(203)	$4,248	$(266)

Our portfolio at December 31, 2006 and 2005, contained securities that had been, for 12 months or more, in an unrealized loss position for reasons other than changes in market interest rates. The level of this unrealized loss was insignificant, individually and in the aggregate, at December 31, 2006, reflecting improved pricing in the commercial aircraft Enhanced Equipment Trust Certificate market. We review all of our investment securities routinely for other than temporary impairment as described in note 1. In accordance with that policy, we have provided for all amounts that we did not expect either to collect in accordance with the contractual terms of the instruments or to recover based on underlying collateral values. We presently intend to hold our investment securities in an unrealized loss position at December 31, 2006, at least until we can recover their respective amortized cost and we have the ability to hold our debt securities until their maturities.

CONTRACTUAL MATURITIES OF GECS INVESTMENT IN DEBT SECURITIES (EXCLUDING MORTGAGE-BACKED AND ASSET-BACKED SECURITIES)

(In millions)	Amortized cost	Estimated fair value

Due in
2007	$1,832	$1,826
2008-2011	4,766	4,784
2012-2016	3,470	3,545
2017 and later	15,950	16,964

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

Supplemental information about gross realized gains and losses on investment securities follows.

(In millions)	2006	2005	2004

GE
Gains	$125	$6	$15
Losses, including impairments	(1)	(5)	-
Net	124	1	15
GECS
Gains	313	509	371
Losses, including impairments	(181)	(132)	(149)
Net	132	377	222
Total	$256	$378	$237

In the ordinary course of managing our investment securities portfolio, we may sell securities prior to their maturities for a variety of reasons, including diversification, credit quality, yield and liquidity requirements and the funding of claims and obligations to policyholders.

Proceeds from investment securities sales amounted to $12,394 million, $14,047 million and $11,685 million in 2006, 2005 and 2004, respectively, principally from the short-term nature of the investments that support the guaranteed investment contracts portfolio.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11

GE Current Receivables

December 31 (In millions)	2006	2005

Infrastructure	$6,524	$6,827
NBC Universal	3,070	3,633
Healthcare	2,897	2,947
Industrial	1,950	2,255
Corporate items and eliminations	329	154
	14,770	15,816
Less allowance for losses	(492)	(758)
Total	$14,278	$15,058

Receivables balances at December 31, 2006 and 2005, before allowance for losses, included $9,064 million and $10,250 million, respectively, from sales of goods and services to customers, and $208 million and $246 million at December 31, 2006 and 2005, respectively, from transactions with associated companies.

Current receivables of $248 million and $563 million at December 31, 2006 and 2005, respectively, arose from sales, principally of Aviation goods and services on open account to various agencies of the U.S. government, our largest single customer. About 4% of our sales of goods and services were to the U.S. government in 2006, 2005 and 2004.

Note 12

Inventories

December 31 (In millions)	2006	2005

GE
Raw materials and work in process	$6,547	$5,527
Finished goods	4,998	5,152
Unbilled shipments	424	333
	11,969	11,012
Less revaluation to LIFO	(622)	(697)
	11,347	10,315
GECS
Finished goods	54	159
Total	$11,401	$10,474

As of December 31, 2006, we were obligated to acquire certain raw materials at market prices through the year 2027 under various take-or-pay or similar arrangements. Annual minimum commitments under these arrangements are insignificant.

Note 13

GECS Financing Receivables (investments in loans and financing leases)

December 31 (In millions)	2006	2005

Loans, net of deferred income	$270,343	$227,923
Investment in financing leases, net of deferred income	68,569	64,309
	338,912	292,232
Less allowance for losses (note 14)	(4,680)	(4,593)
Financing receivables - net	$334,232	$287,639

Included in the above are the financing receivables of consolidated, liquidating securitization entities as follows:

December 31 (In millions)	2006	2005

Loans, net of deferred income	$11,399	$15,868
Investment in financing leases, net of deferred income	134	769
	11,533	16,637
Less allowance for losses	(24)	(22)
Financing receivables - net	$11,509	$16,615

Details of financing receivables - net follow.

December 31 (In millions)	2006	2005

COMMERCIAL FINANCE
Equipment and leasing	$76,057	$70,851
Commercial and industrial	49,222	41,402
Real estate	27,944	19,555
	153,223	131,808
GE MONEY
Non-U.S. residential mortgages	58,237	46,205
Non-U.S. installment and revolving credit	36,279	31,849
U.S. installment and revolving credit	29,007	21,963
Non-U.S. auto	25,088	22,803
Other	8,059	7,286
	156,670	130,106
INFRASTRUCTURE(a)	21,200	19,124
OTHER(b)	7,819	11,194
	338,912	292,232
Less allowance for losses	(4,680)	(4,593)
Total	$334,232	$287,639

(a)
Included loans and financing leases of $11,165 million and $11,192 million at December 31, 2006 and 2005, respectively, related to commercial aircraft at Aviation Financial Services and loans and financing leases of $7,574 million and $5,419 million at December 31, 2006 and 2005, respectively, related to Energy Financial Services.

(b)	Included loans and financing leases of $6,853 million and $10,160 million at December 31, 2006 and 2005, respectively, related to certain consolidated, liquidating securitization entities.

GE 2006 ANNUAL REPORT

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

NET INVESTMENT IN FINANCING LEASES

	Total financing leases		Direct financing leases (a)		Leveraged leases (b)
December 31 (In millions)	2006	2005	2006	2005	2006	2005

Total minimum lease payments receivable	$88,598	$86,436	$64,637	$60,594	$23,961	$25,842
Less principal and interest on third-party
nonrecourse debt	(17,309)	(19,061)	-	-	(17,309)	(19,061)
Net rentals receivable	71,289	67,375	64,637	60,594	6,652	6,781
Estimated unguaranteed residual value of leased assets	10,062	9,379	7,068	6,260	2,994	3,119
Less deferred income	(12,782)	(12,445)	(9,634)	(9,305)	(3,148)	(3,140)
Investment in financing leases, net of deferred income	68,569	64,309	62,071	57,549	6,498	6,760
Less amounts to arrive at net investment
Allowance for losses	(392)	(525)	(370)	(380)	(22)	(145)
Deferred taxes	(8,314)	(8,037)	(3,410)	(3,495)	(4,904)	(4,542)
Net investment in financing leases	$59,863	$55,747	$58,291	$53,674	$1,572	$2,073

(a)	Included $654 million and $475 million of initial direct costs on direct financing leases at December 31, 2006 and 2005, respectively.
(b)
Included pre-tax income of $306 million and $248 million and income tax of $115 million and $96 million during 2006 and 2005, respectively. Net investment credits recognized during 2006 and 2005 were inconsequential.

CONTRACTUAL MATURITIES

(In millions)	Total loans	Net rentals receivable

Due in
2007	$89,651	$18,422
2008	33,413	15,094
2009	25,731	11,637
2010	14,759	7,860
2011	17,893	5,244
2012 and later	88,896	13,032
Total	$270,343	$71,289

We expect actual maturities to differ from contractual maturities.

Individually “impaired” loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. An analysis of impaired loans follows.

December 31 (In millions)	2006	2005

Loans requiring allowance for losses	$1,346	$1,479
Loans expected to be fully recoverable	497	451
	$1,843	$1,930
Allowance for losses	$446	$627
Average investment during year	1,860	2,118
Interest income earned while impaired(a)	34	46

(a)	Recognized principally on cash basis.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14

GECS Allowance for Losses on Financing Receivables

(In millions)	2006	2005	2004

BALANCE AT JANUARY 1
Commercial Finance	$1,110	$1,562	$1,952
GE Money	3,234	3,473	3,984
Infrastructure	220	583	293
Other	29	30	27
	4,593	5,648	6,256
PROVISION CHARGED TO OPERATIONS
Commercial Finance	121	293	327
GE Money	3,767	3,337	3,219
Infrastructure	(64)	210	325
Other	15	1	17
	3,839	3,841	3,888
OTHER REDUCTIONS, NET	(5)	(487)	(74)
GROSS WRITE-OFFS
Commercial Finance	(558)	(892)	(928)
GE Money	(4,773)	(4,447)	(4,423)
Infrastructure	(112)	(572)	(27)
Other	(34)	(48)	(74)
	(5,477)	(5,959)	(5,452)
RECOVERIES
Commercial Finance	188	180	161
GE Money	1,533	1,359	846
Infrastructure	-	-	2
Other	9	11	21
	1,730	1,550	1,030
BALANCE AT DECEMBER 31
Commercial Finance	893	1,110	1,562
GE Money	3,715	3,234	3,473
Infrastructure	44	220	583
Other	28	29	30
Total	$4,680	$4,593	$5,648

See note 13 for amounts related to consolidated, liquidating securitization entities.

SELECTED FINANCING RECEIVABLES RATIOS

December 31	2006	2005

ALLOWANCE FOR LOSSES ON FINANCING
RECEIVABLES AS A PERCENTAGE OF
TOTAL FINANCING RECEIVABLES
Commercial Finance	0.58%	0.84%
GE Money	2.37	2.49
Infrastructure	0.21	1.15
Other	0.36	0.26
Total	1.38	1.57

NONEARNING FINANCING RECEIVABLES
AS A PERCENTAGE OF TOTAL
FINANCING RECEIVABLES
Commercial Finance	1.0%	1.0%
GE Money	2.1	2.1
Infrastructure	-	0.1
Other	1.1	0.7
Total	1.5	1.4

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15

Property, Plant and Equipment

December 31 (Dollars in millions)	Estimated useful lives- new (years	)	2006	2005

ORIGINAL COST
GE
Land and improvements	8	(a)	$1,054	$1,366
Buildings, structures and related equipment	8-40		10,875	10,044
Machinery and equipment	4-20		24,988	25,811
Leasehold costs and manufacturing
plant under construction	1-10		2,716	2,157
			39,633	39,378
GECS(b)
Land, buildings and equipment	1-40	(a)	5,447	5,543
Equipment leased to others
Aircraft	20		36,146	32,941
Vehicles	1-14		26,937	23,208
Mobile and modular space	12-25		4,059	2,889
Railroad rolling stock	5-36		3,509	3,327
Construction and manufacturing	2-25		1,932	1,609
All other	2-33		2,771	2,834
			80,801	72,351
Total			$120,434	$111,729
NET CARRYING VALUE
GE
Land and improvements			$926	$1,269
Buildings, structures and related equipment			5,279	4,823
Machinery and equipment			8,073	8,525
Leasehold costs and manufacturing plant under construction			2,460	1,887
			16,738	16,504
GECS(b)
Land, buildings and equipment			3,012	3,116
Equipment leased to others
Aircraft(c)			29,886	27,116
Vehicles			17,132	14,064
Mobile and modular space			2,546	1,496
Railroad rolling stock			2,395	2,188
Construction and manufacturing			1,291	1,088
All other			1,966	1,956
			58,228	51,024
Total			$74,966	$67,528

(a)	Estimated useful lives exclude land.
(b)	Included $1,763 million and $1,935 million of original cost of assets leased to GE with accumulated amortization of $293 million and $298 million at December 31, 2006 and 2005, respectively.
(c)
The Aviation Financial Services business of Infrastructure recognized impairment losses of $51 million in 2006 and $295 million in 2005 recorded in the caption “Other costs and expenses” in the Statement of Earnings to reflect adjustments to fair value based on current market values from independent appraisers.

Amortization of GECS equipment leased to others was $5,839 million, $5,642 million and $5,365 million in 2006, 2005 and 2004, respectively. Noncancellable future rentals due from customers for equipment on operating leases at December 31, 2006, are as follows:

(In millions)

Due in
2007	$8,253
2008	7,013
2009	5,744
2010	4,550
2011	3,322
2012 and later	9,647
Total	$38,529

Note 16

Intangible Assets

December 31 (In millions)	2006	2005

GE
Goodwill	$50,585	$48,274
Intangible assets subject to amortization	7,585	7,478
Indefinite-lived intangible assets(a)	2,295	2,087
	60,465	57,839
GECS
Goodwill	22,754	21,337
Intangible assets subject to amortization	3,214	2,454
	25,968	23,791
Total	$86,433	$81,630

(a)	Indefinite-lived intangible assets principally comprised trademarks, tradenames and U.S. Federal Communications Commission licenses.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in goodwill balances follow.

	2006				2005
(In millions)	Balance January 1	Acquisitions/ purchase accounting adjustments	Dispositions, currency exchange and other	Balance December 31	Balance January 1	Acquisitions/ purchase accounting adjustments	Dispositions, currency exchange and other	Balance December 31

Infrastructure	$10,166	$590	$175	$10,931	$9,759	$770	$(363)	$10,166
Commercial Finance	10,621	603	91	11,315	10,141	766	(286)	10,621
GE Money	9,184	309	352	9,845	9,860	(24)	(652)	9,184
Healthcare	13,404	1,396	48	14,848	13,259	226	(81)	13,404
NBC Universal	17,534	838	(372)	18,000	16,672	946	(84)	17,534
Industrial	8,702	550	(852)	8,400	7,674	1,236	(208)	8,702
Total	$69,611	$4,286	$(558)	$73,339	$67,365	$3,920	$(1,674)	$69,611

Goodwill balances increased $4,476 million in 2006 as a result of new acquisitions. The largest goodwill balance increases arose from acquisitions of IDX Systems Corporation ($1,133 million) and Biacore International AB ($308 million) by Healthcare, iVillage Inc. ($521 million) by NBC Universal, ZENON Environmental Inc. ($506 million) by Infrastructure, and Banque Artesia Nederland N.V., a subsidiary of Dexia Group ($340 million) and the custom fleet business of National Australia Bank Ltd. ($306 million) by Commercial Finance. Goodwill declined in 2006 as a result of the sale of Advanced Materials ($930 million) by Industrial and the sale of television stations ($304 million) by NBC Universal. The goodwill balance also declined by $190 million related to purchase accounting adjustments to prior-year acquisitions during 2006.

Goodwill balances increased $3,705 million in 2005 as a result of new acquisitions. The largest goodwill balance increases arose from acquisitions of Edwards Systems Technology ($996 million) by Industrial, Ionics, Inc. ($681 million) by Infrastructure, Antares Capital Corp. ($407 million) by Commercial Finance, an additional interest in MSNBC ($402 million) and the previously outstanding minority interest in Vivendi Universal Entertainment LLLP (VUE) ($329 million) by NBC Universal. Goodwill also increased by $215 million related to purchase accounting adjustments to prior-year acquisitions during 2005, primarily associated with the 2004 acquisition of Amersham by Healthcare and the combination of NBC and VUE.

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

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION

December 31 (In millions)	Gross carrying amount	Accumulated amortization	Net

GE
2006
Patents, licenses and trademarks	$4,670	$(1,308)	$3,362
Capitalized software	4,543	(2,741)	1,802
All other	2,859	(438)	2,421
Total	$12,072	$(4,487)	$7,585
2005
Patents, licenses and trademarks	$4,814	$(1,134)	$3,680
Capitalized software	4,109	(2,261)	1,848
All other	2,172	(222)	1,950
Total	$11,095	$(3,617)	$7,478

GECS
2006
Patents, licenses and trademarks	$467	$(302)	$165
Capitalized software	1,684	(981)	703
All other	3,591	(1,245)	2,346
Total	$5,742	$(2,528)	$3,214
2005
Patents, licenses and trademarks	$497	$(272)	$225
Capitalized software	1,477	(798)	679
All other	2,565	(1,015)	1,550
Total	$4,539	$(2,085)	$2,454

Consolidated amortization expense related to intangible assets subject to amortization was $1,789 million and $1,413 million for 2006 and 2005, respectively.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17

All Other Assets

December 31 (In millions)	2006	2005

GE
Investments
Associated companies	$1,729	$1,824
Other(a)	752	1,089
	2,481	2,913
Prepaid pension asset - principal plans	15,019	17,853
Contract costs and estimated earnings	5,988	4,664
Film and television costs	3,646	3,828
Long-term receivables, including notes	2,908	2,790
Derivative instruments	193	247
Other	3,843	4,457
	34,078	36,752
GECS
Investments
Real estate(b)	27,252	15,708
Assets held for sale(c)	12,524	8,574
Associated companies	12,053	13,481
Cost method(d)	2,348	2,280
Other	931	1,330
	55,108	41,373
Derivative instruments	1,982	1,556
Advances to suppliers	1,714	1,762
Deferred acquisition costs	1,380	1,471
Other	4,028	3,278
	64,212	49,440
ELIMINATIONS	(1,178)	(1,364)
Total(e)	$97,112	$84,828

(a)	The fair value of and unrealized loss on cost method investments in a continuous loss position in 2006 and 2005 were insignificant.
(b)
GECS investment in real estate consisted principally of two categories: real estate held for investment and equity method investments. Both categories contained a wide range of properties including the following at December 31, 2006: office buildings (54%), apartment buildings (16%), retail facilities (10%), industrial properties (5%), parking facilities (4%), franchise properties (2%) and other (9%). At December 31, 2006, investments were located in North America (39%), Europe (37%) and Asia (24%).

(c)
Assets were classified as held for sale on the date a decision was made to dispose of them through sale, securitization or other means. Such assets consisted primarily of real estate properties and mortgage and credit card receivables, and were accounted for at the lower of carrying amount or estimated fair value less costs to sell.

(d)
The fair value of and unrealized loss on those investments in a continuous loss position for less than 12 months in 2006 were $113 million and $25 million, respectively. The fair value of and unrealized loss on those investments in a continuous loss position for 12 months or more in 2006 were $38 million and $8 million, respectively. The fair value of and unrealized loss on those investments in a continuous loss position for less than 12 months in 2005 were $100 million and $31 million, respectively. The fair value of and unrealized loss on those investments in a continuous loss position for 12 months or more in 2005 were $22 million and $9 million, respectively.

(e)	Included $98 million in 2006 and $1,235 million in 2005 related to consolidated, liquidating securitization entities. See note 28.

Note 18

Borrowings

SHORT-TERM BORROWINGS

	2006			2005
December 31 (Dollars in millions)	Amount	Average rate	(a)	Amount	Average rate	(a)

GE
Commercial paper
U.S.	$1,097	5.35%		$497	4.40%
Non-U.S.	1	3.74		1	2.85
Payable to banks	319	5.61		358	3.99
Current portion of long-term debt	32	5.32		129	4.84
Other	763			142
	2,212			1,127
GECS
Commercial paper
U.S.
Unsecured	67,423	5.37		67,643	4.30
Asset-backed(b)	6,430	5.35		9,267	4.21
Non-U.S.	26,328	4.38		20,456	3.47
Current portion of long-term debt(c) (d)	44,553	4.86		41,792	4.05
GE Interest Plus notes(e)	9,161	5.43		7,708	4.35
Other	19,421			10,806
	173,316			157,672
ELIMINATIONS	(3,375)			(643)
Total	$172,153			$158,156

(a)
Based on year-end balances and year-end local currency interest rates. Current portion of long-term debt included the effects of related interest rate and currency swaps, if any, directly associated with the original debt issuance.

(b)	Entirely obligations of consolidated, liquidating securitization entities. See note 28.
(c)	Included short-term borrowings by consolidated, liquidating securitization entities of $697 million at December 31, 2005, which matured in 2006. See note 28.
(d)	Included $250 million of subordinated notes guaranteed by GE at December 31, 2005, which matured in 2006.
(e)	Entirely variable denomination floating rate notes.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM BORROWINGS

December 31 (Dollars in millions)	2006 Average rate	(a)	Maturities	2006	2005

GE
Senior notes	5.06%		2008-2013	$6,488	$6,486
Industrial development/pollution control bonds	4.11		2011-2027	307	299
Payable to banks, principally U.S.	5.68		2008-2015	1,836	1,912
Other(b)				454	384
				9,085	9,081
GECS
Senior notes
Unsecured	4.95		2008-2055	235,952	180,546
Asset-backed(c)	5.83		2008-2035	5,810	6,845
Extendible notes	5.32		2009-2011	6,000	14,022
Subordinated notes(d)	5.92		2009-2066	5,201	2,984
				252,963	204,397
ELIMINATIONS				(1,244)	(1,197)
Total				$260,804	$212,281

(a)	Based on year-end balances and year-end local currency interest rates, including the effects of related interest rate and currency swaps, if any, directly associated with the original debt issuance.
(b)	A variety of obligations having various interest rates and maturities, including certain borrowings by parent operating components and affiliates.
(c)	Included $4,684 million and $6,845 million of asset-backed senior notes, issued by consolidated, liquidating securitization entities at December 31, 2006 and 2005, respectively. See note 28.
(d)	Included $750 million of subordinated notes guaranteed by GE at December 31, 2006 and 2005.

Our borrowings are addressed below from the perspectives of liquidity, interest rate and currency risk management. Additional information about borrowings and associated swaps can be found in note 27.

LIQUIDITY is affected by debt maturities and our ability to repay or refinance such debt. Long-term debt maturities over the next five years follow.

(In millions)	2007		2008		2009	2010	2011

GE	$32		$1,572		$1,716	$42	$39
GECS	44,522	(a)	53,282	(b)	44,069	34,175	20,889

(a)
Floating rate extendible notes of $256 million are due in 2007, but are extendible at the option of the investors to a final maturity in 2008. Fixed and floating rate notes of $975 million contain put options with exercise dates in 2007, and which have final maturity dates in 2008 ($350 million), 2009 ($100 million) and beyond 2012 ($525 million).

(b)
Floating rate extendible notes of $6,000 million are due in 2008, of which $2,000 million are extendible at the option of the investors to a final maturity in 2009, and $4,000 million are extendible to a final maturity in 2011.

Committed credit lines totaling $59.9 billion had been extended to us by 75 banks at year-end 2006. Included in this amount was $50.4 billion provided directly to GECS and $9.5 billion provided by 16 banks to GE, to which GECS also has access. The GECS lines include $28.6 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. The remaining $31.3 billion are 364-day lines of which $31.2 billion contain a term-out feature that allows GE or GECS to extend the borrowings for one year from the date of expiration of the lending agreement. We pay banks for credit facilities, but compensation amounts were insignificant in each of the past three years.

INTEREST RATE AND CURRENCY RISK is managed through the direct issuance of debt or use of derivatives. We take positions in view of anticipated behavior of assets, including prepayment behavior. We use a variety of instruments, including interest rate and currency swaps and currency forwards, to achieve our interest rate objectives.

The following table provides additional information about derivatives designated as hedges of borrowings in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

DERIVATIVE FAIR VALUES BY ACTIVITY/INSTRUMENT

December 31 (In millions)	2006	2005

Cash flow hedges	$763	$726
Fair value hedges	(147)	(39)
Total	$616	$687
Interest rate swaps	$(860)	$(423)
Currency swaps	1,476	1,110
Total	$616	$687

We regularly assess the effectiveness of all other hedge positions using a variety of techniques, including cumulative dollar offset and regression analysis, depending on which method was selected at inception of the respective hedge. Adjustments related to fair value hedges decreased the carrying amount of debt outstanding at December 31, 2006, by $111 million. At December 31, 2006, the maximum term of derivative instruments that hedge forecasted transactions was 29 years and related to hedges of long-term, non-U.S. dollar denominated fixed rate debt. See note 27.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19

GECS Investment Contracts, Insurance Liabilities and Insurance Annuity Benefits

December 31 (In millions)	2006	2005

Investment contracts	$5,089	$6,034
Guaranteed investment contracts of SPEs	11,870	11,685
Total investment contracts	16,959	17,719
Life insurance benefits(a)	14,054	13,220
Unpaid claims and claims adjustment expenses	2,714	1,707
Unearned premiums	740	401
Universal life benefits	340	340
Total	$34,807	$33,387

(a)	Life insurance benefits are accounted for mainly by a net-level-premium method using estimated yields generally ranging from 3.0% to 8.5% in both 2006 and 2005.

When insurance affiliates cede insurance to third parties, they are not relieved of their primary obligation to policyholders. Losses on ceded risks give rise to claims for recovery; we establish allowances for probable losses on such receivables from reinsurers as required.

We recognize reinsurance recoveries as a reduction of the Statement of Earnings caption “Investment contracts, insurance losses and insurance annuity benefits.” Reinsurance recoveries were $162 million, $183 million and $223 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 20

All Other Liabilities

This caption includes liabilities for various items including non-current compensation and benefits, deferred income, interest on tax liabilities, accrued participation and residuals, environmental remediation, asset retirement obligations, derivative instruments, product warranties and a variety of sundry items.

Accruals for non-current compensation and benefits amounted to $17,214 million and $13,856 million for year-end 2006 and 2005, respectively. These amounts include postretirement benefits, international and supplemental pension benefits, and other compensation and benefit accruals such as deferred incentive compensation. The increase in 2006 reflected our adoption of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

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

Note 21

Deferred Income Taxes

Aggregate deferred income tax amounts are summarized below.

December 31 (In millions)	2006	2005

ASSETS
GE	$11,990	$9,928
GECS	8,563	6,209
	20,553	16,137
LIABILITIES
GE	13,944	13,661
GECS	20,780	18,684
	34,724	32,345
Net deferred income tax liability	$14,171	$16,208

Principal components of our net liability (asset) representing deferred income tax balances are as follows:

December 31 (In millions)	2006	2005

GE
Provision for expenses(a)	$(7,218)	$(6,521)
Retiree insurance plans	(2,654)	(1,503)
Non-U.S. loss carryforwards(b)	(1,214)	(731)
Prepaid pension asset - principal plans	5,257	6,249
Contract costs and estimated earnings	2,053	1,078
Intangible assets	1,934	1,490
Depreciation	1,830	2,130
Other - net	1,966	1,541
	1,954	3,733
GECS
Financing leases	8,314	8,037
Operating leases	4,327	4,024
Intangible assets	1,278	1,195
Allowance for losses	(1,763)	(2,025)
Non-U.S. loss carryforwards(b)	(835)	(688)
Cash flow hedges	(226)	(372)
Other - net	1,122	2,304
	12,217	12,475
Net deferred income tax liability	$14,171	$16,208

(a)
Represented the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits, interest on tax liabilities, product warranties and other sundry items that are not currently deductible.

(b)
Net of valuation allowances of $679 million and $890 million for GE and $203 million and $132 million for GECS, for 2006 and 2005, respectively. Of the net deferred tax asset as of December 31, 2006, of $2,049 million, $41 million relates to net operating loss carryforwards that expire in various years ending from December 31, 2007, through December 31, 2009, $698 million relates to net operating losses that expire in various years ending from December 31, 2010, through December 31, 2021, and $1,310 million relates to net operating loss carryforwards that may be carried forward indefinitely.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22

Minority Interest in Equity of Consolidated Affiliates

Minority interest in equity of consolidated affiliates includes common shares in consolidated affiliates and preferred stock issued by GE Capital and by affiliates of GE Capital. Preferred shares that we are required to redeem at a specified or determinable date are classified as liabilities. The balance is summarized as follows:

December 31 (In millions)	2006	2005

Minority interest in consolidated affiliates
NBC Universal	$4,774	$4,597
Others(a)	1,572	2,073
Minority interest in preferred stock(b)
GE Capital	-	70
GE Capital affiliates	1,232	1,314
Total	$7,578	$8,054

(a)	Included minority interest in partnerships, common shares of consolidated affiliates and consolidated, liquidating securitization entities.
(b)
The preferred stock primarily pays cumulative dividends at variable rates. Dividend rates in local currency on the preferred stock ranged from 3.28% to 5.49% during 2006 and 1.94% to 5.38% during 2005.

Note 23

Shareowners’ Equity

(In millions)	2006	2005	2004

COMMON STOCK ISSUED	$669	$669	$669
ACCUMULATED NONOWNER CHANGES
OTHER THAN EARNINGS
Balance at January 1	$3,137	$8,156	$4,079
Investment securities - net of deferred taxes of $111, $(307) and $503	297	(231)	677
Currency translation adjustments - net of deferred
taxes of $(1,417), $646 and $(1,314)	3,776	(4,315)	3,936
Cash flow hedges - net of deferred taxes of $75, $493 and $75	599	724	203
Benefit plans - net of deferred taxes of $(2,533), $(159) and $(184) (a)	(3,532)	(217)	(421)
Reclassification adjustments
Investment securities - net of deferred
taxes of $(279), $(100) and $(142)	(520)	(206)	(265)
Currency translation adjustments	(127)	(3)	-
Cash flow hedges - net of deferred taxes of $(60), $(494) and $(55)	(376)	(771)	(53)
Balance at December 31(b) (c)	$3,254	$3,137	$8,156
OTHER CAPITAL
Balance at January 1	$25,227	$24,265	$17,497
Gains on treasury stock dispositions and other(d)	259	962	4,615
Issuance of subsidiary shares(d) (e)	-	-	2,153
Balance at December 31	$25,486	$25,227	$24,265
RETAINED EARNINGS
Balance at January 1	$97,644	$90,580	$82,014
Net earnings	20,829	16,711	17,160
Dividends(d)	(10,675)	(9,647)	(8,594)
Balance at December 31	$107,798	$97,644	$90,580
COMMON STOCK HELD IN TREASURY
Balance at January 1	$(17,326)	$(12,762)	$(24,597)
Purchases(d)	(10,512)	(6,868)	(1,892)
Dispositions(d) (f)	2,945	2,304	13,727
Balance at December 31	$(24,893)	$(17,326)	$(12,762)
TOTAL EQUITY
Balance at December 31	$112,314	$109,351	$110,908

(a)	The 2006 change includes transition effect related to adoption of SFAS 158 of $(3,819) million, net of taxes of $(2,715) million. See note 1 for further information regarding SFAS 158.
(b)	Included accumulated nonowner changes related to discontinued operations of $(9) million, $652 million and $1,878 million at December 31, 2006, 2005 and 2004, respectively.
(c)
At December 31, 2006, included reductions of equity of $838 million related to hedges of our investments in financial services subsidiaries that have functional currencies other than the U.S. dollar and $129 million related to cash flow hedges of forecasted transactions, of which we expect to transfer $120 million to earnings in 2007 along with the earnings effects of the related forecasted transaction.

(d)	Total dividends and other transactions with shareowners reduced equity by $17,983 million in 2006 and $13,249 million in 2005; and increased equity by $10,009 million in 2004.
(e)
Related to the 2004 combination of NBC with Vivendi Universal Entertainment LLLP (VUE) whereby 20% of NBC Universal’s common stock was issued to a subsidiary of Vivendi S.A. (Vivendi) as partial consideration for Vivendi’s interest in VUE.

(f)
In 2004, included 341.7 million shares valued at $10,674 million issued in the Amersham acquisition, and 119.4 million shares valued at $3,765 million sold to partially fund the NBC and VUE combination.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006 and 2005, the aggregate statutory capital and surplus of the insurance activities and discontinued insurance operations totaled $1.7 billion and $9.8 billion, respectively. Accounting practices prescribed by statutory authorities are used in preparing statutory statements.

In December 2004, our Board of Directors authorized a three-year, $15 billion share repurchase program, expanded that program in 2005 to $25 billion and extended it through 2008. Under this share repurchase program, on a book basis we repurchased 229.4 million shares for a total of $7.8 billion during 2006.

Common shares issued and outstanding are summarized in the following table.

SHARES OF GE COMMON STOCK

December 31 (In thousands)	2006	2005	2004

Issued	11,145,212	11,145,212	11,145,212
In treasury	(867,839)	(660,944)	(558,854)
Outstanding	10,277,373	10,484,268	10,586,358

GE has 50 million authorized shares of preferred stock ($1.00 par value), but has not issued any such shares as of December 31, 2006.

Note 24

Other Stock-Related Information

We grant stock options, restricted stock units (RSUs) and performance share units (PSUs) to employees under the 1990 Long-Term Incentive Plan as described in our current Proxy Statement. In addition, we grant options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent at NBC Universal) under a plan approved by our Board of Directors in 1997 (the consultants’ plan). There are outstanding grants under two separate shareowner-approved option plans for non-employee directors. Share requirements for all plans may be met from either unissued or treasury shares. Stock options expire 10 years from the date they are granted and vest over service periods that range from one to five years. RSUs give the recipients the right to receive shares of our stock upon the lapse of their related restrictions. Restrictions on RSUs lapse in various increments and at various dates, beginning after three years from date of grant through grantee retirement. Although the plan permits us to issue RSUs settleable in cash, we have only issued RSUs settleable in shares of our stock. PSUs give recipients the right to receive shares of our stock upon the achievement of certain performance targets.

All grants of GE options under all plans must be approved by the Management Development and Compensation Committee, which consists entirely of independent directors.

STOCK COMPENSATION PLANS

December 31, 2006 (Shares in thousands)	Securities to be issued upon exercise	Weighted average exercise price		Securities available for future issuance

APPROVED BY SHAREOWNERS
Options	231,713	$35.25		(a	)
RSUs	34,224	(b	)	(a	)
PSUs	1,380	(b	)	(a	)
NOT APPROVED BY SHAREOWNERS
(CONSULTANTS’ PLAN)
Options	707	34.26		(c	)
RSUs	103	(b	)	(c	)
Total	268,127	$35.25		130,093

(a)
Under the 1990 Long-Term Incentive Plan, 0.95% of issued common stock (including treasury shares) as of the first day of each calendar year during which the plan is in effect becomes available for awards in that calendar year. Total shares available for future issuance under the 1990 Long-Term Incentive Plan amounted to 105.9 million shares.

(b)	Not applicable.
(c)	Total shares available for future issuance under the consultants’ plan amount to 24.2 million shares.

Outstanding options expire on various dates through December 14, 2016.

The following table summarizes information about stock options outstanding at December 31, 2006.

STOCK OPTIONS OUTSTANDING

(Shares in thousands)	Outstanding				Exercisable
Exercise price range	Shares	Average life	(a)	Average exercise price	Shares	Average exercise price

Under $25.00	18,698	0.9		$22.69	18,683	$22.69
25.01-30.00	46,383	4.5		26.90	40,181	26.87
30.01-35.00	60,887	8.1		33.16	18,346	32.39
35.01-40.00	45,728	3.2		37.18	45,283	37.19
40.01-45.00	47,089	3.9		43.23	47,089	43.23
Over $45.00	13,635	3.7		56.16	13,635	56.16
Total	232,420	4.7		$35.25	183,217	$35.93

At year-end 2005, options with an average exercise price of $33.48 were exercisable on 200 million shares.
(a)	Average contractual life remaining in years.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION ACTIVITY

Shares (in thousands)		Weighted average exercise price	Weighted average remaining contractual term (in years	)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2006(a)	259,116	$33.07
Granted	20,464	34.00
Exercised	(35,335)	17.52
Forfeited	(4,453)	32.46
Expired	(7,372)	41.84
Outstanding at December 31, 2006	232,420	$35.25	4.7		$1,040
Exercisable at December 31, 2006	183,217	$35.93	3.8		$818
Options expected to vest	43,994	$32.61	8.1		$202

(a)	Included 1.2 million options with a weighted average exercise price of $21.81 related to various acquisitions.

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted average grant-date fair value of options granted during 2006, 2005 and 2004 amounted to $7.99, $8.87 and $8.33, respectively. The following assumptions were used in arriving at the fair value of options granted during 2006, 2005 and 2004, respectively: risk-free interest rates of 4.8%, 4.1% and 4.0%; dividend yields of 2.9%, 2.5% and 2.5%; expected volatility of 24%, 28% and 28%; and expected lives of six years and two months, six years and six years. Risk free interest rates reflect the yield on zero-coupon U.S. Treasury securities. Expected dividend yields presume a set dividend rate. Expected volatilities are based on implied volatilities from traded options and historical volatility of our stock. The expected option lives are based on our historical experience of employee exercise behavior.

The total intrinsic value of options exercised during 2006, 2005 and 2004 amounted to $1,312 million, $731 million and $958 million, respectively. As of December 31, 2006, there was $200 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of three years and 11 months.

Cash received from option exercises during 2006, 2005 and 2004 was $622 million, $403 million and $459 million, respectively.

RSU ACTIVITY

Shares (in thousands)		Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2006	33,078
Granted	9,167
Vested	(4,879)
Forfeited	(3,039)
Outstanding at December 31, 2006	34,327	5.6	$1,277
RSUs expected to vest	30,972	4.9	$1,152

The fair value of each restricted stock unit is the market price of our stock on the date of grant. The weighted average grant-date fair value of RSUs granted during 2006, 2005 and 2004 amounted to $33.95, $34.72 and $32.47, respectively. The total intrinsic value of RSUs vested during 2006, 2005 and 2004 amounted to $132 million, $90 million and $85 million, respectively. As of December 31, 2006, there was $535 million of total unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted average period of four years and 11 months.

PSU activity

As of December 31, 2006, 1.4 million PSUs with a weighted average remaining contractual term of two years, an aggregate intrinsic value of $51 million and $18 million of unrecognized compensation cost were outstanding.

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

Significant non-cash transactions include the following: In 2006, in connection with our sale of GE Insurance Solutions, Swiss Re assumed $1,700 million of debt, and GE received $2,238 million of newly issued Swiss Re common stock. See note 2. In 2005, NBC Universal acquired IAC/InterActiveCorp’s 5.44% common interest in VUE for a total purchase price that included $115 million of non-cash consideration, representing the fair value of future services to be performed by NBC Universal; and in 2004, the issuance of GE common stock valued at $10,674 million in connection with the acquisition of Amersham and the issuance of NBC Universal common stock valued at $5,845 million in connection with the combination of NBC and VUE.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain supplemental information related to GE and GECS cash flows is shown below.

December 31 (In millions)	2006	2005	2004

GE
NET DISPOSITIONS (PURCHASES)
OF GE SHARES FOR TREASURY
Open market purchases under share repurchase program	$(8,054)	$(5,024)	$(203)
Other purchases	(2,458)	(1,844)	(1,689)
Dispositions	1,958	2,024	5,885
	$(8,554)	$(4,844)	$3,993
GECS
ALL OTHER OPERATING ACTIVITIES
Net change in assets held for sale	$(1,578)	$2,192	$84
Amortization of intangible assets	627	459	519
Realized gains on sale of investment securities	(146)	(377)	(222)
Other	1,056	(871)	(548)
	$(41)	$1,403	$(167)
NET INCREASE IN GECS FINANCING
RECEIVABLES
Increase in loans to customers	$(376,050)	$(315,697)	$(342,357)
Principal collections from customers - loans	300,150	267,728	305,846
Investment in equipment for financing leases	(25,618)	(23,508)	(22,649)
Principal collections from customers - financing leases	18,791	21,770	19,715
Net change in credit card receivables	(25,790)	(21,391)	(20,651)
Sales of financing receivables	67,471	54,144	44,816
	$(41,046)	$(16,954)	$(15,280)
ALL OTHER INVESTING ACTIVITIES
Purchases of securities by insurance activities	$(11,891)	$(8,825)	$(6,472)
Dispositions and maturities of securities by insurance activities	11,635	10,792	8,922
Other assets - investments	(6,242)	(919)	(386)
Other	943	(3,754)	2,092
	$(5,555)	$(2,706)	$4,156
NEWLY ISSUED DEBT HAVING MATURITIES
LONGER THAN 90 DAYS
Short-term (91 to 365 days)	$1,237	$4,675	$3,940
Long-term (longer than one year)	86,026	60,176	53,641
Proceeds - nonrecourse, leveraged lease	1,015	203	562
	$88,278	$65,054	$58,143
REPAYMENTS AND OTHER REDUCTIONS
OF DEBT HAVING MATURITIES LONGER
THAN 90 DAYS
Short-term (91 to 365 days)	$(42,271)	$(38,132)	$(41,443)
Long-term (longer than one year)	(5,578)	(10,746)	(3,443)
Principal payments - nonrecourse, leveraged lease	(1,404)	(831)	(652)
	$(49,253)	$(49,709)	$(45,538)
ALL OTHER FINANCING ACTIVITIES
Proceeds from sales of investment contracts	$16,418	$15,806	$11,170
Redemption of investment contracts	(17,603)	(16,934)	(14,474)
Other	11	-	-
	$(1,174)	$(1,128)	$(3,304)

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26

Operating Segments

REVENUES

	Total revenues(a)			Intersegment revenues(b)			External revenues
(In millions)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Infrastructure	$47,429	$41,803	$37,373	$246	$448	$535	$47,183	$41,355	$36,838
Commercial Finance	23,792	20,646	19,524	871	761	718	22,921	19,885	18,806
GE Money	21,759	19,416	15,734	51	63	41	21,708	19,353	15,693
Healthcare	16,562	15,153	13,456	4	9	-	16,558	15,144	13,456
NBC Universal	16,188	14,689	12,886	52	-	-	16,136	14,689	12,886
Industrial	33,494	32,631	30,722	593	714	524	32,901	31,917	30,198
Corporate items and eliminations	4,167	3,618	4,596	(1,817)	(1,995)	(1,818)	5,984	5,613	6,414
Total	$163,391	$147,956	$134,291	$-	$-	$-	$163,391	$147,956	$134,291

(a)	Revenues of GE businesses include income from sales of goods and services to customers and other income.
(b)	Sales from one component to another generally are priced at equivalent commercial selling prices.

Revenues originating from operations based in the United States were $89,123 million, $83,823 million and $76,874 million in 2006, 2005 and 2004, respectively. Revenues originating from operations based outside the United States were $74,268 million, $64,133 million and $57,417 million in 2006, 2005 and 2004, respectively.

	Assets (a)			Property, plant and equipment additions (b)			Depreciation and amortization
	At December 31			For the years ended December 31			For the years ended December 31
(In millions)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Infrastructure	$100,237	$89,555	$82,798	$4,873	$4,188	$3,938	$2,497	$2,436	$2,162
Commercial Finance	233,536	190,546	184,388	7,056	5,426	4,573	3,188	2,648	2,772
GE Money	190,403	158,829	151,255	238	189	217	438	393	334
Healthcare	26,949	24,661	24,871	655	460	1,590	786	617	565
NBC Universal	31,425	31,196	34,206	245	275	1,189	361	339	273
Industrial	81,178	41,556	42,040	4,887	4,367	4,111	3,298	3,292	3,292
Corporate items and eliminations	33,511	136,978	231,059	192	199	194	258	208	245
Total	$697,239	$673,321	$750,617	$18,146	$15,104	$15,812	$10,826	$9,933	$9,643

(a)	Assets of discontinued operations are included in Corporate items and eliminations for all periods presented.
(b)	Additions to property, plant and equipment include amounts relating to principal businesses purchased.

	Interest and other financial charges			Provision for income taxes
(In millions)	2006	2005	2004	2006	2005	2004

Infrastructure(a)	$2,067	$1,706	$1,436	$199	$(202)	$62
Commercial Finance	7,878	5,893	4,720	893	971	1,144
GE Money	6,766	5,443	3,564	389	529	449
Industrial(a)	609	536	526	61	64	(124)
Corporate items and eliminations(b)	1,966	1,524	1,370	2,412	2,673	2,165
Total	$19,286	$15,102	$11,616	$3,954	$4,035	$3,696

(a)	Included only portions of the segment that are financial services businesses.
(b)
Included amounts for Healthcare, NBC Universal and the industrial businesses of Infrastructure and Industrial, for which our measure of segment profit excludes interest and other financial charges and income taxes.

Property, plant and equipment associated with operations based in the United States were $27,413 million, $26,195 million and $25,296 million at year-end 2006, 2005 and 2004, respectively. Property, plant and equipment associated with operations based outside the United States were $47,553 million, $41,333 million and $37,807 million at year-end 2006, 2005 and 2004, respectively.

Basis for presentation

Our operating businesses are organized based on the nature of markets and customers. Segment accounting policies are the same as described in note 1.

A description of our operating segments can be found on page 108 and details of segment profit by operating segment can be found in the Summary of Operating Segments table on page 53 of this report.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27

Financial Instruments

	2006					2005
				Assets (liabilities)					Assets (liabilities)
December 31 (In millions)	Notional amount			Carrying amount (net)	Estimated fair value	Notional amount			Carrying amount (net)	Estimated fair value

GE
Assets
Investments and notes receivable	$	(a	)	$494	$494	$	(a	)	$573	$625
Liabilities
Borrowings(b) (c)		(a	)	(11,297)	(11,204)		(a	)	(10,208)	(10,223)
GECS
Assets
Loans		(a	)	266,055	265,578		(a	)	223,855	224,259
Other commercial and residential
mortgages held for sale		(a	)	7,296	7,439		(a	)	6,696	6,696
Other financial instruments(d)		(a	)	3,714	4,158		(a	)	4,138	4,494
Liabilities
Borrowings(b) (c)		(a	)	(426,279)	(432,275)		(a	)	(362,069)	(369,972)
Investment contract benefits		(a	)	(5,089)	(5,080)		(a	)	(6,034)	(6,020)
Insurance - credit life(e)		2,634		(81)	(61)		2,365		(8)	(8)

(a)	These financial instruments do not have notional amounts.
(b)	Included effects of interest rate and cross-currency swaps.
(c)	See note 18.
(d)	Principally cost method investments.
(e)	Net of reinsurance of $840 million and $292 million at December 31, 2006 and 2005, respectively.

Assets and liabilities not carried at fair value in our Statement of Financial Position are discussed below. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using financial models. Realization of the fair value of these instruments depends upon market forces beyond our control, including marketplace liquidity. Therefore, the disclosed fair values may not be indicative of net realizable value or reflect future fair values.

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

All other instruments

Based on comparable market transactions, discounted future cash flows, quoted market prices, and/or estimates of the cost to terminate or otherwise settle obligations. The fair values of our cost method investments that are not exchange traded represent our best estimates of amounts we could have received other than on a forced or liquidation basis.

Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the above disclosures; such items include cash and equivalents, investment securities and derivative financial instruments.

Additional information about certain categories in the table above follows.

Residential mortgages

Residential mortgage products amounting to $13,325 million (23% of all residential mortgages) and $12,633 million (27% of all residential mortgages) at December 31, 2006 and 2005, respectively, were either high loan-to-value, those permitting interest-only payments or those with below market introductory rates. We originate such loans either for our portfolio or for sale in secondary markets. The portfolio was geographically diverse, with Europe and North America the most significant market segments.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Insurance - credit life

Certain insurance affiliates, primarily in GE Money, issue credit life insurance designed to pay the balance due on a loan if the borrower dies before the loan is repaid. As part of our overall risk management process, we cede to third parties a portion of this associated risk, but are not relieved of our primary obligation to policyholders.

LOAN COMMITMENTS

	Notional amount
December 31 (In millions)	2006	2005

Ordinary course of business lending commitments(a)
Fixed rate	$3,186	$4,188
Variable rate	9,515	6,068
Unused revolving credit lines(b)
Commercial
Fixed rate	868	779
Variable rate	24,095	20,779
Consumer - principally credit cards
Fixed rate	136,920	170,367
Variable rate	341,656	281,113

(a)	Excluded investment commitments of $2,881 million and $1,418 million as of December 31, 2006 and 2005, respectively.
(b)	Excluded inventory financing arrangements, which may be withdrawn at our option, of $11,044 million and $11,383 million as of December 31, 2006 and 2005, respectively.

Derivatives and hedging

We conduct our business activities in diverse markets around the world, including countries where obtaining local funding is sometimes inefficient. The nature of our activities exposes us to changes in interest rates and currency exchange rates. We manage such risks using straightforward techniques including debt whose terms correspond to terms of the funded assets, as well as combinations of debt and derivatives that achieve our objectives. We also are exposed to various commodity price risks and address certain of these risks with commodity contracts. We value derivatives that are not exchange-traded with internal market-based valuation models. When necessary, we also obtain information from our derivative counterparties to validate our models and to value the few products that our internal models do not address.

We use interest rate swaps, currency derivatives and commodity derivatives to reduce the variability of expected future cash flows associated with variable rate borrowings and commercial purchase and sale transactions, including commodities. We use interest rate swaps, currency swaps and interest rate and currency forwards to hedge the fair value effects of interest rate and currency exchange rate changes on local and non-functional currency denominated fixed-rate borrowings and certain types of fixed-rate assets. We use currency swaps and forwards to protect our net investments in global operations conducted in non-U.S. dollar currencies. We intend all of these positions to qualify as hedges and to be accounted for as hedges.

We use swaps, futures and option contracts, including caps, floors and collars, as economic hedges of changes in interest rates, currency exchange rates and equity prices on certain types of assets and liabilities. We sometimes use credit default swaps to hedge the credit risk of various counterparties with which we have entered into loan or leasing arrangements. We occasionally obtain equity warrants as part of sourcing or financing transactions. Although these instruments are derivatives, their economic risks are similar to, and managed on the same basis as, risks of other equity instruments we hold. These instruments are marked to market through earnings.

Earnings effects of derivatives designated as hedges

At December 31, 2006, approximately 57% of our total interest rate swaps accounted for as hedges were exempt from ongoing tests of effectiveness. The following table provides information about the earnings effects of derivatives designated and qualifying as hedges, but not qualifying for the assumption of no ineffectiveness.

PRE-TAX GAINS (LOSSES)

December 31 (In millions)	2006	2005	2004

CASH FLOW HEDGES
Ineffectiveness	$10	$(27)	$20
Amounts excluded from the measure of effectiveness	(16)	17	25
FAIR VALUE HEDGES
Ineffectiveness	(47)	4	11
Amounts excluded from the measure of effectiveness	33	(8)	3

In 2006 and 2005, we recognized insignificant gains and losses related to hedged forecasted transactions and firm commitments that did not occur by the end of the originally specified period. In 2004, we recognized a pre-tax loss of $46 million, before cancellation penalties, for terminating a forward euro contract when our customer cancelled its hedged, firm order for equipment and services.

Additional information regarding the use of derivatives is provided in note 18 and note 23.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Counterparty credit risk

We manage counterparty credit risk, the risk that counterparties will default and not make payments to us according to the terms of the agreements, on an individual counterparty basis. Thus, when a legal right of offset exists, we net certain exposures by counterparty and include the value of collateral to determine the amount of ensuing exposure. When net exposure to a counterparty, based on the current market values of agreements and collateral, exceeds credit exposure limits (see following table), we take action to reduce exposure. Such actions include prohibiting additional transactions with the counterparty, requiring collateral from the counterparty (as described below) and terminating or restructuring transactions.

Swaps are required to be executed under master agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-. In certain cases we have entered into collateral arrangements that provide us with the right to hold collateral (cash or U.S. Treasury or other highly-rated securities) when the current market value of derivative contracts exceeds a specified limit. We evaluate credit risk exposures and compliance with credit exposure limits net of such collateral.

Fair values of our derivatives assets and liabilities represent the replacement value of existing derivatives at market prices and can change significantly from period to period based on, among other factors, market movements and changes in our positions. At December 31, 2006, our exposure to counterparties, after consideration of netting arrangements and collateral, was about $1,400 million.

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

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Securitized assets that are on-balance sheet include assets consolidated upon adoption of FIN 46, Consolidation of Variable Interest Entities (the predecessor to FIN 46R). Although we do not control these entities, consolidation was required because we provided a majority of the credit and liquidity support for their activities. A majority of these entities were established to issue asset-backed securities, using assets that were sold by us and by third parties. These entities differ from others included in our consolidated financial statements because the assets they hold are legally isolated and are unavailable to us under any circumstances. Repayment of their liabilities depends primarily on cash flows generated by their assets. Because we have ceased transferring assets to these entities, balances will decrease as the assets repay. We refer to these entities as “consolidated, liquidating securitization entities.”

The following table represents assets in securitization entities, both consolidated and off-balance sheet.

December 31 (In millions)	2006	2005

Receivables secured by
Equipment	$9,590	$12,949
Commercial real estate	11,324	13,010
Residential real estate	7,329	8,882
Other assets	14,743	12,869
Credit card receivables	12,947	10,039
Trade receivables, principally GE	3,918	3,960
Total securitized assets	$59,851	$61,709

December 31 (In millions)	2006	2005

Off-balance sheet(a) (b)	$48,204	$43,805
On-balance sheet(c)	11,647	17,904
Total securitized assets	$59,851	$61,709

(a)
At December 31, 2006 and 2005, liquidity support amounted to $753 million and $1,931 million, respectively. These amounts are net of $3,034 million and $3,786 million, respectively, participated or deferred beyond one year. Credit support amounted to $3,815 million and $5,988 million at December 31, 2006 and 2005, respectively.

(b)	Liabilities for recourse obligations related to off-balance sheet assets were $27 million and $93 million at December 31, 2006 and 2005, respectively.
(c)
At December 31, 2006 and 2005, liquidity support amounted to $6,585 million and $10,044 million, respectively. For December 31, 2005, this amount is net of $138 million participated or deferred beyond one year. No amounts have been participated or deferred beyond one year at December 31, 2006. Credit support amounted to $2,926 million and $4,780 million at December 31, 2006 and 2005, respectively.

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

Assets in consolidated, liquidating securitization entities are shown in the following captions in the Statement of Financial Position.

December 31 (In millions)	2006	2005

Financing receivables - net (note 13)	$11,509	$16,615
Other assets	138	1,289
Total	$11,647	$17,904

Off-balance sheet arrangements

We engage in off-balance sheet securitization transactions with third-party entities and use public market term securitizations. As discussed above, assets in off-balance sheet securitization entities amounted to $48.2 billion and $43.8 billion at December 31, 2006 and 2005, respectively. Gross securitization gains amounted to $1,199 million in 2006 compared with $939 million in 2005 and $1,195 million in 2004.

Amounts recognized in our financial statements related to sales to off-balance sheet securitization entities are as follows:

December 31 (In millions)	2006	2005

Retained interests	$4,760	$4,515
Servicing assets	9	29
Recourse liability	(27)	(93)
Total	$4,742	$4,451

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

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•
SERVICING ASSETS. Following a securitization transaction, we also may provide servicing for a market-based fee based on remaining outstanding principal balances. Servicing assets are primarily associated with residential mortgage loans. Their value is subject to credit, prepayment and interest rate risk.

•	RECOURSE LIABILITY. Certain transactions involve credit support agreements. As a result, we provide for expected credit losses at amounts that approximate fair value.

The following table summarizes data related to securitization sales that we completed during 2006 and 2005.

(Dollars in millions)	Equipment	Commercial real estate	Credit card receivables	Other assets

2006
Cash proceeds from securitization	$2,784	$4,427	$5,251	$7,782
Proceeds from collections reinvested
in new receivables	-	-	16,360	30,584
Cash received on retained interests	236	80	2,307	341
Cash received from servicing and other sources	45	26	219	126
Weighted average lives (in months)	23	75	7	39
Assumptions as of sale date(a)
Discount rate	8.3%	12.8%	12.0%	12.6%
Prepayment rate	10.4	7.6	12.5	20.2
Estimate of credit losses	1.4	0.5	6.8	0.8

2005
Cash proceeds from securitization	$3,702	$5,571	$6,985	$4,705
Proceeds from collections reinvested
in new receivables	-	-	10,067	27,697
Cash received on retained interests	190	69	1,644	10
Cash received from servicing and other sources	75	36	155	91
Weighted average lives (in months)	37	80	8	35
Assumptions as of sale date(a)
Discount rate	8.8%	13.4%	11.7%	12.6%
Prepayment rate	8.8	6.5	12.6	21.2
Estimate of credit losses	2.3	0.8	7.5	0.6

(a)	Based on weighted averages.

Key assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions related to all outstanding retained interests as of December 31, 2006, are noted in the following table.

(Dollars in millions)	Equipment	Commercial real estate	Credit card receivables	Other assets

DISCOUNT RATE(a)	8.9%	13.2%	11.2%	6.6%
Effect of
10% Adverse change	$(10)	$(19)	$(15)	$(6)
20% Adverse change	(21)	(35)	(30)	(13)

PREPAYMENT RATE(a)	11.7%	3.0%	12.0%	13.2%
Effect of
10% Adverse change	$(5)	$(7)	$(59)	$(13)
20% Adverse change	(9)	(13)	(110)	(22)

ESTIMATE OF CREDIT LOSSES(a)	2.3%	0.8%	6.6%	0.3%
Effect of
10% Adverse change	$(7)	$(6)	$(48)	$(9)
20% Adverse change	(14)	(8)	(95)	(17)
Remaining weighted
average lives (in months)	31	47	8	18
Net credit losses	$58	$-	$576	$8
Delinquencies	121	13	437	315

(a)	Based on weighted averages.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 29

Commitments and Guarantees

Commitments, including guarantees

In our Aviation business of Infrastructure, we had committed to provide financial assistance on $2,481 million of future customer acquisitions of aircraft equipped with our engines, including commitments made to airlines in 2006 for future sales under our GE90 and GEnx engine campaigns. The Aviation Financial Services business of Infrastructure had placed multiple-year orders for various Boeing, Airbus and other aircraft with list prices approximating $14,019 million at December 31, 2006.

At December 31, 2006, we were committed under the following guarantee arrangements beyond those provided on behalf of securitization entities. See note 28.

•
LIQUIDITY SUPPORT. Liquidity support provided to holders of certain variable rate bonds issued by municipalities amounted to $1,093 million at December 31, 2006. If holders elect to sell supported bonds that cannot be remarketed, we are obligated to repurchase them at par. If called upon, our position would be secured by the repurchased bonds. While we hold any such bonds, we would receive interest payments from the municipalities at a rate that is in excess of the stated rate on the bond. To date, we have not been required to perform under such arrangements and our existing liquidity support will decrease $1,033 million in 2007 and the remaining $60 million by the end of 2008 as the underlying variable rate bonds reach their maturity date. We are currently not providing any such new liquidity facilities.

•
CREDIT SUPPORT. We have provided $7,436 million of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable these customers and associated companies to execute transactions or obtain desired financing arrangements with third parties. Should the customer or associated company fail to perform under the terms of the transaction or financing arrangement, we would be required to perform on their behalf. Under most such arrangements, our guarantee is secured, usually by the asset being purchased or financed, but possibly by certain other assets of the customer or associated company. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. The liability for such credit support was $146 million at December 31, 2006.

•
INDEMNIFICATION AGREEMENTS. These are agreements that require us to fund up to $629 million under residual value guarantees on a variety of leased equipment and $854 million of other indemnification commitments arising primarily from sales of businesses or assets. Under most of our residual value guarantees, our commitment is secured by the leased asset at termination of the lease. The liability for these indemnification agreements was $38 million at December 31, 2006.

•
CONTINGENT CONSIDERATION. These are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2006, we had total maximum exposure for future estimated payments of $255 million, of which none was earned and payable.

At year-end 2006, NBC Universal had $10,230 million of commitments to acquire film and broadcast material and the rights to broadcast television programs, including U.S. television rights to future Olympic Games and National Football League (NFL) games, contractual commitments under various creative talent arrangements and commitments under long-term television station affiliation agreements that require payments through 2014.

Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations or liquidity. We record liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows. Any associated expected recoveries from third parties are recorded as other receivables; not netted against the liabilities.

Product warranties

We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information - mostly historical claims experience - claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

(In millions)	2006	2005	2004

Balance at January 1	$1,075	$1,326	$1,437
Current year provisions	735	448	720
Expenditures(a)	(665)	(699)	(838)
Other changes	(3)	-	7
Balance at December 31	$1,142	$1,075	$1,326

(a)	Primarily related to Infrastructure and Healthcare.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30

Quarterly Information (Unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter
(In millions; per-share amounts in dollars)	2006	2005	2006	2005	2006	2005	2006	2005

CONSOLIDATED OPERATIONS
Earnings from continuing operations	$4,177	$3,785	$4,948	$4,237	$4,962	$4,765	$6,579	$5,874
Earnings (loss) from discontinued operations	263	405	(2)	271	(95)	85	(3)	(2,711)
Net earnings	$4,440	$4,190	$4,946	$4,508	$4,867	$4,850	$6,576	$3,163
Per-share amounts - earnings from
continuing operations
Diluted earnings per share	$0.40	$0.36	$0.48	$0.40	$0.48	$0.45	$0.64	$0.56
Basic earnings per share	0.40	0.36	0.48	0.40	0.48	0.45	0.64	0.56
Per-share amounts - earnings (loss)
from discontinued operations
Diluted earnings per share	0.03	0.04	–	0.03	(0.01)	0.01	–	(0.26)
Basic earnings per share	0.03	0.04	–	0.03	(0.01)	0.01	–	(0.26)
Per-share amounts - net earnings
Diluted earnings per share	0.42	0.39	0.48	0.42	0.47	0.46	0.64	0.30
Basic earnings per share	0.43	0.40	0.48	0.43	0.47	0.46	0.64	0.30

SELECTED DATA
GE
Sales of goods and services	$23,086	$20,833	$24,448	$22,408	$24,478	$21,567	$27,096	$25,622
Gross profit from sales	5,781	5,824	6,701	6,358	6,283	5,978	7,644	7,455
GECS
Total revenues	14,889	13,963	15,455	13,722	16,112	15,137	17,146	14,729
Earnings from continuing operations	2,405	2,088	2,594	1,889	2,607	2,773	2,889	2,777

For GE, gross profit from sales is sales of goods and services less costs of goods and services sold.

Earnings-per-share amounts are computed independently each quarter for earnings from continuing operations, earnings (loss) from discontinued operations and net earnings. As a result, the sum of each quarter’s per-share amount may not equal the total per-share amount for the respective year; and the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings for the respective quarters.

GE 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our Businesses

A description of operating segments for General Electric Company and consolidated affiliates as of December 31, 2006, and the basis for presentation in this report, follows.

Infrastructure

Jet engines, replacement parts and repair and maintenance services for all categories of commercial aircraft; for a wide variety of military aircraft, including fighters, bombers, tankers and helicopters; for marine applications; and for executive and regional aircraft. Products and services are sold worldwide to airframe manufacturers, airlines and government agencies.

Transportation products and maintenance services, including diesel electric locomotives, transit propulsion equipment, motorized wheels for off-highway vehicles, gearing technology for wind turbines, drill motors, marine and stationary power generation, and railway signaling and office systems.

Financial products to airlines, aircraft operators, owners, lenders and investors, including leases, aircraft purchasing and trading, loans, engine/spare parts financing, pilot training, fleet planning and financial advisory services.

Power plant products and services, including design, installation, operation and maintenance services are sold into global markets. Gas, steam and aeroderivative turbines, generators, combined cycle systems, controls and related services, including total asset optimization solutions, equipment upgrades and long-term maintenance service agreements, are sold to power generation and other industrial customers. Renewable energy solutions include wind turbines and hydro turbines, solar and geothermal technology. Advanced technology turbomachinery, principally compressors and turbines, and associated services (including pipeline inspection and integrity solutions) for applications across the oil and gas industry from the wellhead through distribution by pipeline.

Water treatment services and equipment, including specialty chemical treatment programs, water purification equipment, mobile treatment systems and desalination processes.

Financial products to the global energy and water industries, including structured and common equity, debt, leasing, project finance, broad-based commercial finance and investments in operating leases.

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

GE Money

Private-label credit cards; personal loans; bank cards; auto loans and leases; mortgages; corporate travel and purchasing cards; debt consolidation; home equity loans; deposits and other savings products, and credit insurance on a global basis.

Healthcare

Medical imaging systems such as magnetic resonance (MR) and computed tomography (CT) scanners, X-ray, nuclear imaging and ultrasound, as well as diagnostic cardiology and patient monitoring devices; related services, including equipment monitoring and repair, information technologies and customer productivity services. Diagnostic imaging agents used in medical scanning procedures, protein separations products including chromotography purification systems used in the manufacture of biopharmaceuticals, and high-throughput systems for applications in genomics, proteomics and bioassays. Products and services are sold worldwide to hospitals, medical facilities, pharmaceutical and biotechnology companies and to the life science research market.

NBC Universal

Principal businesses are the furnishing of U.S. network television services to 230 affiliated stations, production of television programs, the production and distribution of motion pictures, -operation of 26 television broadcasting stations, operation of cable/satellite networks around the world, operation of theme parks, and investment and programming activities in multimedia and the Internet.

Industrial

Major appliances and related services for products such as refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners and residential water system products. These products are distributed to both retail outlets and direct to consumers, mainly for the replacement market, and to building contractors and distributors for new installations. Lighting products include a wide variety of lamps and lighting fixtures. Electrical distribution and control equipment includes power delivery and control products such as transformers, meters and relays. Also included GE Supply, a network of electrical supply houses, until its sale in the third quarter of 2006. Products and services are sold in North America and in global markets under various GE and private-label brands.

High-performance engineered plastics and structured products used in a variety of applications such as automotive parts, computer enclosures, telecommunications equipment and construction materials. Products also included silicones and high-purity quartzware until this business was sold in December 2006. Products and services are sold worldwide to a diverse customer base consisting mainly of manufacturers.

Asset management services - rentals, leases, sales and remote tracking and monitoring services for commercial and transportation equipment, including tractors, trailers, railroad rolling stock, modular space units, land and marine shipping containers.

Measurement equipment (products and subsystems for sensing temperature, flow rates, humidity, pressure and detection of material defects). Security equipment and systems, including card access systems, video and sensor monitoring equipment, integrated facility monitoring systems and explosive detection systems. A broad range of automation hardware and software. Markets are extremely diverse. Products and services are sold to commercial and industrial end-users, including utilities; original equipment manufacturers; electrical distributors; retail outlets; airports; railways; and transit authorities. Increasingly, products and services are developed for and sold in global markets.

GE 2006 ANNUAL REPORT

SUPPLEMENTAL INFORMATION

Financial Measures that Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under U.S. Securities and Exchange Commission rules. Specifically, we have referred, in various sections of this Annual Report, to:

•	Organic revenue growth in 2006, 2005 and 2004 and the average for the two and three years ended December 31, 2006

•	Organic revenue growth for Energy in 2006

•	GE operating profit excluding pension costs for 2006, 2005 and 2004

•	Growth in Industrial cash from operating activities (CFOA) in 2006

•	Average total shareowners’ equity, excluding effects of discontinued operations

•	GE profit growth from 2001 to 2006, excluding the effect of non-cash pension

•	GE earnings from continuing operations before income taxes excluding GECS earnings from continuing operations and the corresponding effective tax rates, for the three years ended December 31, 2006

•	Delinquency rates on certain financing receivables of the Commercial Finance and GE Money segments for 2006, 2005 and 2004

The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Organic Revenue Growth

(In millions)	2006	2005	% change

GE consolidated revenues as reported	$163,391	$147,956
Less the effects of
Acquisitions, business dispositions (other
than dispositions of businesses acquired for
investment) and currency exchange rates	5,213	2,750
The 2006 Olympics broadcasts	684	-
GECS commercial paper interest rate
swap adjustment	197	540

GE consolidated revenues excluding the effects of
acquisitions, business dispositions (other than dispositions of businesses acquired for investment) , currency
exchange rates, the 2006 Olympics broadcasts and the
GECS commercial paper interest rate swap
adjustment (organic revenues)	$157,297	$144,666	9%

(In millions)	2005	2004	% change

GE consolidated revenues as reported	$147,956	$134,291
Less the effects of
Acquisitions, business dispositions (other than
dispositions of businesses acquired for
investment) and currency exchange rates	8,275	3,818
The 2004 Olympics broadcasts	-	927
The May 2005 SFAS 133 correction	-	503
GECS commercial paper interest rate swap adjustment	540	518

GE consolidated revenues excluding the effects of
acquisitions, business dispositions (other than
dispositions of businesses acquired for investment),
currency exchange rates, the 2004 Olympics broadcasts,
the May 2005 SFAS 133 correction and the GECS
commercial paper interest rate swap
adjustment(organic revenues)	$139,141	$128,525	8%
Two-year average			8%

(In millions)	2004	2003	% change

GE consolidated revenues as reported	$134,291	$113,421
Less the effects of
Acquisitions, business dispositions(other
than dispositions of businesses acquired for
investment) and currency exchange rates	19,219	1,262
Insurance	4,002	4,466
Energy	17,348	19,082
The May 2005 SFAS 133 correction	503	454
GECS commercial paper interest rate swap adjustment	518	535

GE consolidated revenues excluding the effects of
acquisitions, business dispositions (other than
dispositions of businesses acquired for investment),
currency exchange rates, Insurance, Energy,
the May 2005 SFAS 133 correction and the GECS
commercial paper interest rate swap
adjustment (organic revenues)	$92,701	$87,622	6%
Three-year average			8%

GE 2006 ANNUAL REPORT

SUPPLEMENTAL INFORMATION

Organic Revenue Growth for Energy

(In millions)	2006	2005	% change

Energy revenues as reported	$19,133	$16,525
Less the effects of
Acquisitions, business dispositions (other
than dispositions of businesses acquired for
investment) and currency exchange rates	72	98

Energy revenues excluding the effects of acquisitions,
business dispositions (other than dispositions of
businesses acquired for investment) and currency
exchange rates (organic revenues)	$19,061	$16,427	16%

GE Operating Profit Excluding Pension

	2006			2005			2004
(In millions)	Revenues	Operating Profit	Profit %	Revenues	Operating Profit	Profit %	Revenues	Operating Profit	Profit%

GE revenues and operating
profit as reported	$101,798	$14,585	14.3%	$92,194	$13,316	14.4%	$83,290	$11,384	13.7%
Less pension costs	–	(877)		–	(329)		–	124

GE revenues, operating profit and
operating profit % excluding
the effects of pension costs	$101,798	$15,462	15.2%	$92,194	$13,645	14.8%	$83,290	$11,260	13.5%

Growth in Industrial CFOA

(In millions)	2006	2005	% change

Cash from GE’s operating activities as reported	$24,627	$21,609	14%
Less dividends from GECS	9,847	7,816

Cash from GE’s operating activities excluding
dividends from GECS(Industrial CFOA)	$14,780	$13,793	7%

Average Total Shareowners’ Equity, Excluding Effects of Discontinued Operations(a)

December 31 (In millions)	2006	2005	2004	2003	2002

Average total shareowners’ equity(b)	$109,873	$111,706	$95,711	$71,342	$59,154
Less the effects of
Cumulative earnings from
discontinued operations	-	2,094	2,985	925	1,007
Average net investment in
discontinued operations	4,050	5,066	-	-	-
Average total shareowners’ equity,
excluding effects of
discontinued operations(a)	$105,823	$104,546	$92,726	$70,417	$58,147

(a)	Used for computing return on average shareowners’ equity and return on average total capital invested shown on page 67.
(b)	On an annual basis, calculated using a five-point average.

GE 2006 ANNUAL REPORT

SUPPLEMENTAL INFORMATION

U.S. GAAP requires earnings of discontinued operations to be displayed separately in the Statement of Earnings. Accordingly, the numerators used in our calculations of returns on average shareowners’ equity and average total capital invested presented in Selected Financial Data on page 67 exclude those earnings (losses). Further, we believe that it is appropriate to exclude from the denominators, specifically the average total shareowners’ equity component, the cumulative effect of those earnings for each of the years for which related discontinued operations were presented, as well as our average net investment in discontinued operations since the second half of 2005. Had we disposed of these operations before mid-2005, proceeds would have been applied to reduce parent-supported debt at GE Capital; however, since parent-supported debt at GE Capital was retired in the first half of 2005, we have assumed that any proceeds after that time would have been distributed to shareowners by means of share repurchases, thus reducing average total shareowners’ equity.

Definitions indicating how the above-named ratios are calculated using average total shareowners’ equity, excluding effects of discontinued operations, can be found in the Glossary.

GE Growth from 2001 to 2006, Excluding Pensions

(In millions)	2006	2001

GE earnings from continuing operations as reported	$20,666	$12,620
Less after-tax pension costs	(570)	1,362
GE earnings from continuing operations excluding after-tax pension costs	$21,236	$11,258

GE Tax Rate, Excluding GECS Earnings

(In millions)	2006	2005	2004

GE earnings from continuing operations before income taxes	$23,246	$21,411	$18,574
Less GECS earnings from continuing operations	10,495	9,527	8,169
Total	$12,751	$11,884	$10,405
GE provision for income taxes	$2,580	$2,750	$1,973
GE effective tax rate, excluding GECS earnings	20.2%	23.1%	19.0%

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, events or trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see our 2006 revenue growth without the effect of acquisitions, dispositions and currency exchange rates, and without the effects of the 2006 and 2004 Olympics broadcasts, the May 2005 SFAS 133 correction and the GECS commercial paper interest rate swap adjustment, which if included would overshadow trends in ongoing revenues. Similarly, we believe that investors would find it useful to compare our industrial operating profit and consolidated earnings from continuing operations excluding the effects of pension costs which can vary from period to period and our 2006 operating cash flow against our 2005 operating cash flow without the effects of GECS dividends which can also vary from period to period.

Delinquency Rates on Certain Financing Receivables

Delinquency rates on managed Commercial Finance equipment loans and leases and managed GE Money financing receivables follow.

COMMERCIAL FINANCE

December 31	2006	2005	2004

Managed	1.22%	1.31%	1.40%
Off-book	0.52	0.76	0.90
On-book	1.42	1.53	1.58

GE MONEY

December 31	2006	2005	2004

Managed	5.05%	5.08%	4.85%
Off-book	5.49	5.28	5.09
On-book	5.01	5.07	4.84

We believe that delinquency rates on managed financing receivables provide a useful perspective on our on and off-book portfolio quality and are key indicators of financial performance.

GE 2006 ANNUAL REPORT

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

CASH EQUIVALENTS Highly liquid debt instruments with original maturities of three months or less, such as commercial paper. Typically included with cash for reporting purposes, unless designated as available-for-sale and included with investment securities.

CASH FLOW HEDGES Qualifying derivative instruments that we use to protect ourselves against exposure to volatility in future cash flows. The exposure may be associated with an existing asset or liability, or with a forecasted transaction. See “Hedge.”

COMMERCIAL PAPER Unsecured, unregistered promise to repay borrowed funds in a specified period ranging from overnight to 270 days.

CUSTOMER SERVICE AGREEMENTS (also referred to as “product services agreements”) Contractual commitments, with multiple-year terms, to provide specified services for products in our Infrastructure installed base - for example, monitoring, maintenance, overhaul and spare parts for a gas turbine/generator set installed in a customer’s power plant.

DERIVATIVE INSTRUMENT A financial instrument or contract with another party (counterparty) that is structured to meet any of a variety of financial objectives, including those related to fluctuations in interest rates, currency exchange rates or commodity prices. Options, forwards and swaps are the most common derivative instruments we employ. See “Hedge.”

DISCONTINUED OPERATIONS Certain businesses we have sold or committed to sell within the next year and which will no longer be part of our ongoing operations. The net earnings, assets and liabilities and cash flows of such businesses are separately classified on our Statement of Earnings, Statement of Financial Position and Statement of Cash Flows, respectively, for all periods presented.

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

HEDGE A technique designed to eliminate risk. Often refers to the use of derivative financial instruments to offset changes in interest rates, currency exchange rates or commodity prices, although many business positions are “naturally hedged” - for example, funding a U.S. fixed-rate investment with U.S. fixed-rate borrowings is a natural interest rate hedge.

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

MATCH FUNDING A risk control policy that provides funds for a particular financial asset having the same currency, maturity and interest rate characteristics as that asset. Match funding ensures

GE 2006 ANNUAL REPORT

GLOSSARY

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

RETURN ON AVERAGE SHAREOWNERS’ EQUITY Earnings from continuing operations before accounting changes divided by average total shareowners’ equity, excluding effects of discontinued operations (on an annual basis, calculated using a five-point average). Average total shareowners’ equity, excluding effects of discontinued operations, as of the end of each of the years in the five-year period ended December 31, 2006, is described in the Supplemental Information section.

RETURN ON AVERAGE TOTAL CAPITAL INVESTED For GE, earnings from continuing operations before accounting changes plus the sum of after-tax interest and other financial charges and minority interest, divided by the sum of the averages of total shareowners’ equity (excluding effects of discontinued operations), borrowings, mandatorily redeemable preferred stock and minority interest (on an annual basis, calculated using a five-point average). Average total shareowners’ equity, excluding effects of discontinued operations as of the end of each of the years in the five-year period ended December 31, 2006, is described in the Supplemental Information section.

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

VARIABLE INTEREST ENTITY Entity defined by Financial Accounting Standards Board Interpretation 46 (Revised), and that must be consolidated by its primary beneficiary. A variable interest entity has one or both of the following characteristics: (1) its equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) as a group, the equity investors lack one or more of the following characteristics: (a) direct/indirect ability to make decisions, (b) obligation to absorb expected losses, or (c) right to receive expected residual returns.

WORKING CAPITAL Sum of receivables from the sales of goods and services, plus inventories, less trade accounts payables and progress collections.

GE 2006 ANNUAL REPORT