Form 10-K, Exhibit 13
period 2007-12-31
GENERAL ELECTRIC CO
filed 2008-02-20
CIK 40545

Exhibit 13

Financial Section

Contents

40	Management’s Discussion of Financial Responsibility		We begin with a letter from our Chief Executive and Financial Officers discussing our unyielding commitment to rigorous oversight, controllership, informative disclosure and visibility to investors.
40	Management’s Annual Report on Internal Control Over Financial Reporting		In this report our Chief Executive and Financial Officers provide their assessment of the effectiveness of our internal control over financial reporting.
41	Report of Independent Registered Public Accounting Firm		Our independent auditors, KPMG LLP, express their opinions on our financial statements and our internal control over financial reporting.
42	Management’s Discussion and Analysis (MD&A)
	42	Operations
We begin the Operations section of MD&A with an overview of our earnings, including a perspective on how the global economic environment has affected our businesses over the last three years. We then discuss various key operating results for GE industrial (GE) and financial services (GECS). Because of the fundamental differences in these businesses, reviewing certain information separately for GE and GECS offers a more meaningful analysis. Next we provide a description of our global risk management process. Our discussion of segment results includes quantitative and qualitative disclosure about the factors affecting segment revenues and profits, and the effects of recent acquisitions, dispositions and significant transactions. We conclude the Operations section with an overview of our operations from a geographic perspective and a discussion of environmental matters.

	53	Financial Resources and Liquidity
In the Financial Resources and Liquidity section of MD&A, we provide an overview of the major factors that affected our consolidated financial position and insight into the liquidity and cash flow activities of GE and GECS.

	58	Critical Accounting Estimates
Critical Accounting Estimates are necessary for us to prepare our financial statements. In this section, we discuss what these estimates are, why they are important, how they are developed and uncertainties to which they are subject.

	61	Other Information	We conclude MD&A with a brief discussion of new accounting standards that will become effective for us beginning in 2008.
	62	Selected Financial Data	Selected Financial Data provides five years of financial information for GE and GECS. This table includes commonly used metrics that facilitate comparison with other companies.
64	Audited Financial Statements and Notes
	64	Statement of Earnings
	64	Consolidated Statement of Changes in Shareowners’ Equity
	66	Statement of Financial Position
	68	Statement of Cash Flows
	70	Notes to Consolidated Financial Statements
107	Supplemental Information
We provide Supplemental Information to reconcile certain “non-GAAP financial measures” referred to in our report to the most closely associated GAAP financial measures. We also provide information about our stock performance over the last five years.

112	Glossary		For your convenience, we also provide a Glossary of key terms used in our financial statements.
We also present our financial information electronically at www.ge.com/investor.

GE 2007 ANNUAL REPORT PAGE 39

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

Dedication to Controllership

In the last year we identified and disclosed several errors in our previously reported financial results and several deficiencies in our internal control over financial reporting. We and our Audit Committee take these matters very seriously. We have taken steps to remediate these deficiencies and further strengthen our controllership organization, processes and procedures. We strive to maintain a dynamic system of internal controls and procedures - including internal control over financial reporting - designed to ensure reliable financial record-keeping, transparent financial reporting and disclosure, and protection of physical and intellectual property. We recruit, develop and retain a world-class financial team. Our internal audit function, including members of our Corporate Audit Staff, conducts thousands of financial, compliance and process improvement audits each year. Our Audit Committee oversees the scope and evaluates the overall results of these audits, and members of that Committee regularly attend GE Capital Services Board of Directors, Corporate Audit Staff and Controllership Council meetings. Our global integrity policies - “The Spirit & The Letter” - require compliance with law and policy, and pertain to such vital issues as upholding financial integrity and avoiding conflicts of interest. These integrity policies are available in 31 languages, and are provided to all of our employees, holding each of them accountable for compliance. Our strong compliance culture reinforces these efforts by requiring employees to raise any compliance concerns and by prohibiting retribution for doing so. To facilitate open and candid communication, we have designated ombudspersons throughout the Company to act as independent resources for reporting integrity or compliance concerns. We hold our directors, consultants, agents and independent contractors to the same integrity standards.

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

Conclusion

We welcome the strong oversight of our financial reporting activities by our independent registered public accounting firm, KPMG LLP, engaged by and reporting directly to the Audit Committee. U.S. legislation requires management to report on internal control over financial reporting and for auditors to render an opinion on such controls. Our report follows and the KPMG LLP report for 2007 appears on the following page.

We present our financial information proudly, with the expectation that those who use it will understand our Company, recognize our commitment to performance with integrity, and share our confidence in GE’s future.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2007, based on the framework and criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report appears on the following page.

/s/ Jeffrey R. Immelt	/s/ Keith S. Sherin
Chairman of the Board and Chief Executive Officer	Vice Chairman and Chief Financial Officer

February 20, 2008

GE 2007 ANNUAL REPORT PAGE 40

Report of Independent Registered Public Accounting Firm

To Shareowners and Board of Directors of General Electric Company:

We have audited the accompanying statement of financial position of General Electric Company and consolidated affiliates (“GE”) as of December 31, 2007 and 2006, and the related statements of earnings, changes in shareowners’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited GE’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). GE management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on GE’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements appearing on pages 64, 66, 68, 70-106 and the Summary of Operating Segments table on page 47 present fairly, in all material respects, the financial position of GE as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, GE maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by COSO.

As discussed in note 1 to the consolidated financial statements, GE, in 2007, changed its methods for accounting for uncertainty in income taxes and for a change or projected change in the timing of cash flows relating to income taxes generated by leveraged lease transactions, and, in 2006, changed its methods of accounting for pension and other postretirement benefits and for share-based compensation.

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

/s/ KPMG LLP
Stamford, Connecticut

February 20, 2008

GE 2007 ANNUAL REPORT PAGE 41

Management’s Discussion and Analysis

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

We present Management’s Discussion of Operations in five parts: Overview of Our Earnings from 2005 through 2007, Global Risk Management, Segment Operations, Geographic Operations and Environmental Matters. Unless otherwise indicated, we refer to captions such as revenues and earnings from continuing operations simply as “revenues” and “earnings” throughout this Management’s Discussion and Analysis. Similarly, discussion of other matters in our consolidated financial statements relates to continuing operations unless otherwise indicated.

Overview of Our Earnings from 2005 through 2007

Our results for the last three years reflect our strategy to strengthen our position as a worldwide growth company operating in diverse industries in which we maintain strong market-leader positions. During these three years, we increased revenues through organic growth (averaging 9% per year) and reallocated resources from nonstrategic operations to businesses that provide higher returns. As a result, over the last three years our revenues grew 26% and earnings, 29%. Orders for products and services also increased. Emerging markets continued to provide us opportunities to grow as evidenced by a 42% increase in global revenues during this period. We also experienced a weaker U.S. dollar and rising energy cost during this period.

Our debt continues to receive the highest ratings of the major rating agencies and has allowed us to consistently fund our operations in an efficient manner even through this difficult credit environment.

The information that follows will show how our global diversification and risk management strategies have helped us to grow revenues and earnings to record levels. We also believe that the disposition of our less strategic businesses, our restructuring actions and our investment in businesses with strong growth potential position us well for the future.

Of our six segments, Infrastructure (32% and 36% of consolidated three-year revenues and total segment profit, respectively) was one of the most significantly affected by the recent economic environment, growing revenue and profit about 40% over the three-year period. We continued to invest in market-leading technology and services at Aviation, Energy, Oil & Gas, Transportation and Water. At December 31, 2007, we owned 1,479 commercial aircraft, of which all but five were on lease, and we held $20.0 billion (list price) of multiple-year orders for various Boeing, Airbus and other aircraft, including 75 aircraft ($5.1 billion list price) scheduled for delivery in 2008, all under agreement to commence operations with commercial airline customers. Product services and sales of our Evolution Series locomotives continue to be strong.

Commercial Finance (20% and 21% of consolidated three-year revenues and total segment profit, respectively) is a large, profitable growth business in which we continue to invest with confidence. In a competitive environment, this business grew earnings by $0.7 billion and $0.8 billion in 2007 and 2006, respectively, and has delivered strong results through solid core growth, disciplined risk management and successful acquisitions. The most significant acquisitions affecting Commercial Finance results in 2007 were the custom fleet business of National Australia Bank Ltd.; Sanyo Electric Credit Co., Ltd.; and Diskont und Kredit AG and Disko Leasing GmbH (DISKO) and ASL Auto Service-Leasing GmbH (ASL), the leasing businesses of KG Allgemeine Leasing GmbH & Co. These acquisitions collectively contributed $1.4 billion and $0.2 billion to 2007 revenues and net earnings, respectively. During the first half of 2007, Commercial Finance faced margin compression as a decline in market risk premiums for new financing opportunities outpaced the decline in cost of our investment grade debt. In the second half of 2007, Commercial Finance was able to capitalize on markets in transition, using its size, liquidity and financial flexibility for opportunistic originations, taking advantage of the liquidity conditions with which certain competitors contended. Commercial Finance is well positioned for growth in 2008 and beyond.

GE Money (13% of both consolidated three-year revenues and total segment profit) continues to succeed despite the slowing U.S. economy, tightening credit conditions and limited liquidity. GE Money grew earnings by $1.0 billion and $0.7 billion in 2007 and 2006, respectively, and has delivered strong results through solid core growth, disciplined risk management and

GE 2007 ANNUAL REPORT PAGE 42

Management's Discussion and Analysis

successful acquisitions. In mid-2007, as a result of pressures in the U.S. subprime mortgage industry, GE Money decided to sell its U.S. mortgage business (WMC). This liquidity-challenged environment in which GE Money operates continues to cause issues for some of its U.S. customers, and U.S. delinquencies increased in 2007. In response, GE Money tightened underwriting standards related to the U.S. consumer. GE Money will continue its process of regularly reviewing and adjusting reserve levels in response to when it is probable that losses have been incurred in the portfolio.

We have achieved strong growth in Healthcare (11% and 12% of consolidated three-year revenues and total segment profit, respectively) with a combination of organic growth and strategic acquisitions. Healthcare realized benefits from the acquisitions of IDX Systems Corporation in 2006 and Amersham plc (Amersham) in 2004, expanding the breadth of our product and service offerings to the healthcare industry. These increases were adversely affected by the effects of the Deficit Reduction Act on U.S. equipment sales. In addition, lower sales of surgical imaging equipment resulted from a regulatory suspension on shipments at one of our facilities. We expect to begin shipping these products in early 2008. We believe that Healthcare is positioned well for continued strong growth.

NBC Universal (10% and 12% of consolidated three-year revenues and total segment profit, respectively) has developed into a diversified world-class media company. While the technology and business model for the entertainment media industry continues to evolve, in 2007, we made significant progress in our turnaround efforts and believe that NBC Universal is well positioned to compete in this challenging environment.

Industrial (11% and 6% of consolidated three-year revenues and total segment profit, respectively) is particularly sensitive to economic conditions. Despite pressure from a weaker housing market, the Consumer & Industrial business continued to grow through product innovation and its focus on high-end appliances. During 2007, Consumer & Industrial launched a comprehensive, multi-year restructuring plan focused on reducing manufacturing capacity as it moved to a “design, source and sell” model and to make the business more cost competitive by transferring work to lower-cost countries. Enterprise Solutions offers protection and productivity solutions such as safe facilities, plant automation, power control and sensing applications.

Overall, acquisitions contributed $7.7 billion, $3.9 billion and $9.3 billion to consolidated revenues in 2007, 2006 and 2005, respectively. Our consolidated earnings included approximately $0.5 billion in both 2007 and 2006, and $0.9 billion in 2005, from acquired businesses. We integrate acquisitions as quickly as possible. Only revenues and earnings from the date we complete the acquisition through the end of the fourth following quarter are attributed to such businesses. Dispositions also affected our ongoing results through lower revenues of $3.6 billion, $1.3 billion and $1.9 billion in 2007, 2006 and 2005, respectively. This resulted in higher earnings of $0.4 billion in 2007 and $0.1 billion in 2006 and lower earnings of $0.1 billion in 2005.

Significant matters relating to our Statement of Earnings are explained below.

DISCONTINUED OPERATIONS. In December 2007, we completed the exit of WMC as a result of continued pressures in the U.S. subprime mortgage industry. In September 2007, we committed to a plan to sell our Japanese personal loan business (Lake). We made the decision to sell this business upon determining that, despite restructuring, Japanese regulatory limits for interest charges on unsecured personal loans did not permit us to earn an acceptable return. We are actively pursuing a buyer and expect to complete the sale of this business by the end of the third quarter of 2008. Both of these businesses were previously reported in the GE Money segment.

In August 2007, we completed the sale of our Plastics business, which was previously reported in the Industrial segment. We sold this business because of its cyclicality, rising costs of natural gas and raw materials, and the decision to redeploy capital resources into higher-growth businesses.

In 2006, we substantially completed our planned exit of the insurance businesses through the sale of the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions Corporation (GE Insurance Solutions) and the sale of GE Life, our U.K.-based life insurance operation, to Swiss Reinsurance Company (Swiss Re), and the sale, through a secondary public offering, of our remaining 18% investment in Genworth Financial, Inc. (Genworth), our formerly wholly-owned subsidiary that conducted most of our consumer insurance business, including life and mortgage insurance operations. Also during 2006, we sold our Advanced Materials business, which was previously reported in our Industrial segment.

We reported the businesses described above as discontinued operations for all periods presented.

WE DECLARED $11.7 BILLION IN DIVIDENDS IN 2007. Per-share dividends of $1.15 were up 12% from 2006, following a 13% increase from the preceding year. In December 2007, our Board of Directors raised our quarterly dividend 11% to $0.31 per share. We have rewarded our shareowners with over 100 consecutive years of dividends, with 32 consecutive years of dividend growth.

Except as otherwise noted, the analysis in the remainder of this section presents the results of GE (with GECS included on a one-line basis) and GECS. See the Segment Operations section for a more detailed discussion of the businesses within GE and GECS.

GE SALES OF PRODUCT SERVICES were $32.2 billion in 2007, a 9% increase over 2006. Increases in product services in 2007 and 2006 were widespread, led by growth at Infrastructure, Healthcare and Industrial. Operating profit from product services was $9.1 billion in 2007, up 9% from 2006, reflecting ongoing improvements at Infrastructure.

GE 2007 ANNUAL REPORT PAGE 43

Management's Discussion and Analysis

POSTRETIREMENT BENEFIT PLANS costs were $2.6 billion, $2.3 billion and $1.7 billion in 2007, 2006 and 2005, respectively. The cost increased in 2007 primarily because of plan benefit changes resulting from new U.S. labor agreements and increases in retiree medical and drug costs, partially offset by increases in discount rates for the year (principal pension plans’ discount rate increased from 5.50% to 5.75%) and effects of recent investment gains. The cost increased in 2006 and 2005 primarily because of the effects of prior years’ investment losses and lower discount rates.

Considering the current and expected asset allocations, as well as historical and expected returns on various categories of assets in which our plans are invested, we have assumed that long-term returns on our principal pension plan assets would be 8.5% for cost recognition in 2008, the same level as we assumed in 2005, 2006 and 2007. GAAP provides recognition of differences between assumed and actual returns over a period no longer than the average future service of employees.

We expect the costs of our postretirement benefit plans in 2008 to be about the same as the 2007 costs. The effects of increasing discount rates (principal pension plans’ discount rate increasing from 5.75% to 6.34%) and recent investment gains will be offset by additional costs of plan benefits resulting from union negotiations and a pensioner increase for eligible retirees and surviving spouses.

Our principal pension plans had a surplus of $16.8 billion at December 31, 2007. We will not make any contributions to the GE Pension Plan in 2008. At December 31, 2007, the fair value of assets for our other pension plans was $1.6 billion less than the respective projected benefit obligations. We expect to contribute $0.5 billion to these plans in 2008, compared with actual contributions of $0.7 billion and $0.5 billion in 2007 and 2006, respectively. Our principal retiree health and life plans obligations exceeded the fair value of related assets by $11.2 billion at December 31, 2007. We fund our retiree health benefits on a pay-as-you-go basis. We expect to contribute $0.7 billion to these plans in 2008 compared with actual contributions of $0.6 billion in 2007 and 2006.

The funded status of our postretirement benefits plans and future effects on operating results depend on economic conditions and investment performance. See note 6 for additional information about funded status, components of earnings effects and actuarial assumptions.

GE OTHER COSTS AND EXPENSES are selling, general and administrative expenses. These costs were 14.2%, 14.3% and 15.1% of total GE sales in 2007, 2006 and 2005, respectively.

INTEREST ON BORROWINGS AND OTHER FINANCIAL CHARGES amounted to $23.8 billion, $18.9 billion and $14.8 billion in 2007, 2006 and 2005, respectively. Substantially all of our borrowings are in financial services, where interest expense was $22.7 billion, $17.9 billion and $14.0 billion in 2007, 2006 and 2005, respectively. Changes over the three-year period reflected increased average borrowings and increased interest rates attributable to rising credit spreads in line with general market conditions. GECS average borrowings were $456.4 billion, $389.0 billion and $346.1 billion in 2007, 2006 and 2005, respectively. GECS average composite effective interest rate was 5.0% in 2007, 4.6% in 2006 and 4.1% in 2005. Proceeds of these borrowings were used in part to finance asset growth and acquisitions. In 2007, GECS average assets of $591.1 billion were 17% higher than in 2006, which in turn were 9% higher than in 2005. See the Financial Resources and Liquidity section for a discussion of interest rate risk management.

INCOME TAXES are a significant cost. As a global commercial enterprise, our tax rates are affected by many factors, including our global mix of earnings, legislation, acquisitions, dispositions and tax characteristics of our income. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions.

Income taxes on consolidated earnings from continuing operations before accounting changes were 15.5% in 2007 compared with 16.9% in 2006 and 18.1% in 2005. Our consolidated income tax rate decreased from 2006 to 2007 as the tax benefit on the disposition of our investment in SES and an increase in favorable settlements with tax authorities more than offset a decrease in the benefit from lower-taxed earnings from global operations, which in 2006 included one-time tax benefits from planning to use non-U.S. tax net operating losses.

Our consolidated income tax rate decreased from 2005 to 2006 as growth in lower-taxed earnings from global operations, including one-time tax benefits from planning to use non-U.S. tax net operating losses, exceeded 2005 tax benefits from a reorganization of our aircraft leasing business, a repatriation of non-U.S. earnings at a reduced rate of U.S. tax, and favorable settlements with tax authorities.

GE 2007 ANNUAL REPORT PAGE 44

Management's Discussion and Analysis

A more detailed analysis of differences between the U.S. federal statutory rate and the consolidated rate, as well as other information about our income tax provisions, is provided in note 7. The nature of business activities and associated income taxes differ for GE and for GECS and a separate analysis of each is presented in the paragraphs that follow.

Because GE tax expense does not include taxes on GECS earnings, the GE effective tax rate is best analyzed in relation to GE earnings excluding GECS. GE pre-tax earnings from continuing operations, excluding GECS earnings from continuing operations, were $12.8 billion, $11.7 billion and $11.0 billion for 2007, 2006 and 2005, respectively. On this basis, GE’s effective tax rate was 21.8% in 2007, 21.9% in 2006 and 24.3% in 2005.

Resolution of audit matters reduced the GE effective tax rate throughout this period. The effects of such resolutions are included in the following captions in note 7:

	Audit resolutions- effect on GE ex. GECS tax rate
	2007	2006	2005

Tax on global activities including exports	(2.7)%	(0.8)%	(0.4)%
All other - net	(2.4)	(0.8)	(1.7)
	(5.1)%	(1.6)%	(2.1)%

The GE effective tax rate declined slightly from 2006 to 2007 because the 3.5 percentage point higher 2007 benefit from favorable audit resolutions was largely offset by a 3.3 percentage point decrease in the benefit in lower-taxed earnings from global operations, excluding audit resolutions and the effect of tax law changes. The 2006 benefit from global operations included one-time tax benefits from planning to use non--U.S. net operating losses against profitable operations.

The GE rate decreased from 2005 to 2006 primarily from growth in lower-taxed earnings from global operations, including one-time tax benefits from planning to use non-U.S. net operating losses against profitable operations. These benefits, which decreased the 2006 GE rate by 3.7 percentage points compared with 2005, are included in note 7 in the line, “Tax on global activities including exports.” Partially offsetting these items was a 0.5 percentage point decrease in the benefit from favorable audit resolutions and the lack of a counterpart to the 2005 repatriation of non--U.S. earnings at a reduced U.S. tax rate, discussed below, which reduced the 2005 rate by 1.0 percentage point.

The 2005 GE rate reflects audit resolutions and our 2005 repatriation of non-U.S. earnings at the reduced U.S. tax rate provided in 2004 legislation.

The GECS effective tax rate was 9.7% in 2007, compared with 12.0% in 2006 and 11.3% in 2005. The GECS income tax rate decreased from 2006 to 2007 as the tax benefit on the disposition of our investment in SES and growth in lower-taxed global earnings, which decreased the GECS effective tax rate 4.0 and 1.2 percentage points, respectively, were partially offset by higher net tax expense related to U.S. and non-U.S. audit activity and from the absence of the 2006 benefit of the reorganization, discussed below, of our aircraft leasing business which increased the rate 1.6 and 1.1 percentage points, respectively.

The GECS rate increased from 2005 to 2006 as increased benefits from growth in lower-taxed earnings from global operations was more than offset by a smaller benefit on the reorganization of our aircraft leasing business. The increased benefits from lower-taxed earnings from global operations (1.1 percentage points) and the lower benefits on the reorganization of our aircraft leasing business (2.1 percentage points) are included in the line, “Tax on global activities including exports” in note 7.

As a result of the repeal of the extraterritorial income (ETI) taxing regime as part of the American Jobs Creation Act of 2004 (the Act), our aircraft leasing business no longer qualifies for a reduced U.S. tax rate. However, the Act also extended to aircraft leasing the U.S. tax deferral benefits that were already available to other GE non-U.S. active operations. These legislative changes, coupled with a reorganization of our aircraft leasing business and a favorable Irish ruling, decreased the GECS effective tax rate 1.1 percentage points in 2006, compared with 3.2 percentage points in 2005.

Global Risk Management

A disciplined approach to risk is important in a diversified organization such as ours in order to ensure that we are executing according to our strategic objectives and that we only accept risk for which we are adequately compensated. It is necessary for us to manage risk at the individual transaction level, and to consider aggregate risk at the customer, industry, geographic and collateral-type levels, where appropriate.

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

The GECS Chief Risk Officer is responsible, with the Corporate Risk Function, for establishing standards for the measurement, reporting and limiting of risk; for managing and evaluating risk managers; for approving risk management policies; and for reviewing major risk exposures and concentrations across the organization. The GECS Corporate Risk Function analyzes certain business risks and assesses them in relation to aggregate risk appetite and approval limits set by the GECS Board of Directors.

Threshold responsibility for identifying, quantifying and mitigating risks is assigned to our individual businesses. We employ proprietary analytic models to allocate capital to our financing activities, to identify the primary sources of risk and to measure the amount of risk we will take for each product line. This approach allows us to develop early signals that monitor changes in risk affecting portfolio performance and actively manage the portfolio. Other corporate functions such as Financial Planning and Analysis, Treasury, Legal and our Corporate Audit Staff support business-level risk management. Businesses that, for example, hedge

GE 2007 ANNUAL REPORT PAGE 45

Management's Discussion and Analysis

financial risk with derivative financial instruments must do so using our centrally managed Treasury function, providing assurance that the business strategy complies with our corporate policies and achieves economies of scale. We review risks periodically with business-level risk managers, senior management and our Board of Directors.

GECS employs about 19,000 dedicated risk professionals, including 11,500 involved in collection activities and 500 specialized asset managers who evaluate leased asset residuals and remarket off-lease equipment.

GE and GECS manage a variety of risks including liquidity, credit and market risks.

•
Liquidity risk is the risk of being unable to accommodate liability maturities, fund asset growth and meet contractual obligations through access to funding at reasonable market rates. Additional information about our liquidity and how we manage this risk can be found in the Financial Resources and Liquidity section and in notes 17 and 26.

•
Credit risk is the risk of financial loss arising from a customer or counterparty failure to meet its contractual obligations. We face credit risk in our investing, lending and leasing activities (see the Financial Resources and Liquidity and Critical Accounting Estimates sections and notes 1, 9, 12, 13 and 28) and derivative financial instruments activities (see note 26).

•
Market risk is the potential loss in value of investment and other asset and liability portfolios, including financial instruments and residual values of leased assets. This risk is caused by changes in market variables, such as interest and currency exchange rates and equity and commodity prices. We are exposed to market risk in the normal course of our business operations as a result of our ongoing investing and funding activities. Additional information can be found in the Financial Resources and Liquidity section and in notes 9, 12, 14 and 26.

Other risks include natural disasters, availability of necessary materials, guarantees of product performance and business interruption. These types of risks are often insurable, and success in managing these risks is ultimately determined by the balance between the level of risk retained or assumed and the cost of transferring risk to others.

Segment Operations

Operating segments comprise our six businesses focused on the broad markets they serve: Infrastructure, Commercial Finance, GE Money, Healthcare, NBC Universal and Industrial. For segment reporting purposes, certain GECS businesses including Aviation Financial Services, Energy Financial Services and Transportation Finance are reported in the Infrastructure segment because Infrastructure actively manages such businesses and reports their results for internal performance measurement purposes.

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

GE 2007 ANNUAL REPORT PAGE 46

Management's Discussion and Analysis

Summary of Operating Segments

	General Electric Company and consolidated affiliates
(In millions)	2007	2006	2005	2004	2003

REVENUES
Infrastructure	$57,925	$46,965	$41,695	$37,488	$36,595
Commercial Finance (a)	34,288	30,853	27,273	26,095	20,284
GE Money	25,019	19,783	17,072	13,713	11,126
Healthcare	16,997	16,560	15,016	13,411	10,167
NBC Universal	15,416	16,188	14,689	12,886	6,871
Industrial (a)	17,725	17,741	17,060	15,921	14,658
Total segment revenues	167,370	148,090	132,805	119,514	99,701
Corporate items and eliminations	5,368	3,753	3,775	4,662	4,923
CONSOLIDATED REVENUES	$172,738	$151,843	$136,580	$124,176	$104,624
SEGMENT PROFIT
Infrastructure	$10,810	$8,848	$7,711	$6,798	$7,349
Commercial Finance (a)	6,039	5,297	4,487	3,652	2,831
GE Money	4,280	3,267	2,527	2,012	1,777
Healthcare	3,056	3,142	2,601	2,263	1,686
NBC Universal	3,107	2,919	3,092	2,558	1,998
Industrial (a)	1,743	1,602	1,308	1,027	850
Total segment profit	29,035	25,075	21,726	18,310	16,491
Corporate items and eliminations	(1,780)	(1,475)	(375)	166	353
GE interest and other financial charges	(1,993)	(1,668)	(1,319)	(901)	(811)
GE provision for income taxes	(2,794)	(2,552)	(2,678)	(1,937)	(2,756)
Earnings from continuing operations before
accounting changes	22,468	19,380	17,354	15,638	13,277
Earnings (loss) from discontinued operations,
net of taxes	(260)	1,362	(634)	1,584	2,828
Earnings before accounting changes	22,208	20,742	16,720	17,222	16,105
Cumulative effect of accounting changes	-	-	-	-	(587)
CONSOLIDATED NET EARNINGS	$22,208	$20,742	$16,720	$17,222	$15,518

(a)
During the fourth quarter of 2007, we transferred the Equipment Services business from the Industrial segment to the Commercial Finance segment, where a portion of the business is reported in Capital Solutions.

See accompanying notes to consolidated financial statements.

GE 2007 ANNUAL REPORT PAGE 47

Management's Discussion and Analysis

Segment profit always excludes the effects of principal pension plans, results reported as discontinued operations and accounting changes. Segment profit excludes or includes interest and other financial charges and income taxes according to how a particular segment’s management is measured - excluded in determining segment profit, which we sometimes refer to as “operating profit,” for Healthcare, NBC Universal, Industrial and the industrial businesses of the Infrastructure segment; included in determining segment profit, which we sometimes refer to as “net earnings,” for Commercial Finance, GE Money, and the financial services businesses of the Infrastructure segment (Aviation Financial Services, Energy Financial Services and Transportation Finance).

In addition to providing information on segments in their entirety, we have also provided supplemental information for certain businesses within the segments.

We have reclassified certain prior-period amounts to conform to the current period’s presentation. For additional information about our segments, see note 25.

INFRASTRUCTURE

(In millions)	2007	2006	2005

REVENUES	$57,925	$46,965	$41,695
SEGMENT PROFIT	$10,810	$8,848	$7,711

(In millions)	2007	2006	2005

REVENUES
Aviation	$16,819	$13,017	$11,826
Aviation Financial Services	4,605	4,177	3,504
Energy	21,825	18,793	16,501
Energy Financial Services	2,405	1,664	1,349
Oil & Gas	6,849	4,340	3,598
Transportation	4,523	4,159	3,577
SEGMENT PROFIT
Aviation	$3,222	$2,802	$2,525
Aviation Financial Services	1,155	1,108	764
Energy	3,824	2,906	2,662
Energy Financial Services	724	695	646
Oil & Gas	860	548	411
Transportation	936	774	524

Infrastructure revenues rose 23%, or $11.0 billion, in 2007 on higher volume ($7.9 billion), higher prices ($1.1 billion) and the effects of the weaker U.S. dollar ($0.8 billion) at the industrial businesses in the segment. The increase in volume reflected the effects of acquisitions at Aviation and Oil & Gas and increased sales of commercial engines and services at Aviation, thermal and wind equipment at Energy, and equipment and services at Oil & Gas and Transportation. The increase in price was primarily at Energy and Aviation, while the effects of the weaker U.S. dollar were primarily at Oil & Gas and Energy. Revenues also increased as a result of acquisitions ($0.7 billion) and organic revenue growth ($0.6 billion), primarily at Energy Financial Services and Aviation Financial Services.

Segment profit rose 22% to $10.8 billion in 2007, compared with $8.8 billion in 2006, as higher volume ($1.3 billion), higher prices ($1.1 billion), productivity ($0.1 billion), the effects of the weaker U.S. dollar ($0.1 billion) and higher sales of minority interests in engine programs ($0.1 billion) more than offset the effects of higher material and other costs ($0.9 billion) at the industrial businesses in the segment. The increase in volume primarily related to Aviation, Energy and Oil & Gas. Segment profit from the financial services businesses increased $0.1 billion, primarily as a result of core growth at Aviation Financial Services.

Infrastructure revenues rose 13%, or $5.3 billion, in 2006 on higher volume ($4.4 billion), higher prices ($0.3 billion) and the effects of late 2006 weakening of the U.S. dollar ($0.1 billion) at the industrial businesses in the segment. The increase in volume reflected increased sales of power generation equipment at Energy, commercial and military services and commercial engines at Aviation, equipment at Oil & Gas, and locomotives at Transportation. The increase in price was primarily at Energy and Transportation. Revenues also increased as a result of organic revenue growth at Aviation Financial Services ($0.7 billion) and Energy Financial Services ($0.3 billion). Intra-segment revenues, which increased $0.5 billion, were eliminated from total Infrastructure revenues.

Segment profit rose 15% to $8.8 billion in 2006, compared with $7.7 billion in 2005, as higher volume ($0.6 billion), higher prices ($0.3 billion) and productivity ($0.3 billion) more than offset the effects of higher material and other costs ($0.4 billion) at the industrial businesses in the segment. The increase in volume primarily related to Aviation, Energy, Transportation and Oil & Gas. Segment profit from the financial services businesses increased as a result of core growth at Aviation Financial Services ($0.3 billion), including growth in lower-taxed earnings from global operations that were more than offset by lower one-time benefits from our aircraft leasing business reorganization, and core growth at Energy Financial Services.

Infrastructure orders were $64.4 billion in 2007, up from $51.0 billion in 2006. The $58.5 billion total backlog at year-end 2007 comprised unfilled product orders of $44.4 billion (of which 61% was scheduled for delivery in 2008) and product services orders of $14.1 billion scheduled for 2008 delivery. Comparable December 31, 2006, total backlog was $39.2 billion, of which $27.0 billion was for unfilled product orders and $12.2 billion, for product services orders. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

GE 2007 ANNUAL REPORT PAGE 48

Management's Discussion and Analysis

COMMERCIAL FINANCE

(In millions)	2007	2006	2005

REVENUES	$34,288	$30,853	$27,273
SEGMENT PROFIT	$6,039	$5,297	$4,487

December 31 (In millions)	2007	2006

TOTAL ASSETS	$310,412	$252,901

(In millions)	2007	2006	2005

REVENUES
Capital Solutions	$14,354	$14,169	$13,162
Real Estate	7,021	5,020	3,492
SEGMENT PROFIT
Capital Solutions	$1,889	$1,789	$1,522
Real Estate	2,285	1,841	1,282

December 31 (In millions)	2007	2006

ASSETS
Capital Solutions	$122,527	$100,882
Real Estate	79,285	53,786

Commercial Finance 2007 revenues and net earnings increased 11% and 14%, respectively, compared with 2006. Revenues in 2007 and 2006 included $2.4 billion and $0.1 billion from acquisitions, respectively, and in 2007 were reduced by $2.7 billion as a result of dispositions. Revenues in 2007 also increased $3.7 billion as a result of organic revenue growth ($2.7 billion) and the weaker U.S. dollar ($1.0 billion). The increase in net earnings resulted from core growth ($0.5 billion), acquisitions ($0.2 billion), the weaker U.S. dollar ($0.1 billion), and investment income ($0.1 billion), partially offset by dispositions ($0.1 billion) and lower securitization income ($0.1 billion). Core growth included $0.5 billion representing the total year’s tax benefit on the disposition of our investment in SES, partially offset by $0.2 billion of higher credit losses and $0.1 billion in charges related to mark-to-market adjustments to loans held-for-sale. Investment income included higher SES gains ($0.1 billion) offset by impairments of securitization retained interests ($0.1 billion).

Real Estate assets at December 31, 2007, increased $25.5 billion, or 47%, from December 31, 2006, of which $12.6 billion was real estate investments, also up 47%. Real Estate net earnings increased 24% compared with 2006, primarily as a result of a $0.5 billion increase in net earnings from sales of real estate investments.

Commercial Finance 2006 revenues and net earnings increased 13% and 18%, respectively, compared with 2005. Revenues in 2006 and 2005 included $1.2 billion and $0.1 billion from acquisitions, respectively, and in 2006 were reduced by $0.1 billion as a result of dispositions. Revenues in 2006 also increased as a result of organic revenue growth ($2.5 billion) and the second quarter 2006 consolidation of GE SeaCo, an entity previously accounted for using the equity method ($0.2 billion). The increase in net earnings resulted from core growth ($0.7 billion), including growth in lower-taxed earnings from global operations, and acquisitions ($0.1 billion).

Real Estate assets at December 31, 2006, increased $18.5 billion, or 52%, from December 31, 2005, of which $12.4 billion was real estate investments, up 76%. Real Estate net earnings increased 44% compared with 2005, primarily as a result of a $0.6 billion increase in net earnings from real estate investments. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

GE MONEY

(In millions)	2007	2006	2005

REVENUES	$25,019	$19,783	$17,072
SEGMENT PROFIT	$4,280	$3,267	$2,527

December 31 (In millions)	2007	2006

TOTAL ASSETS	$210,952	$179,284

GE Money 2007 revenues and net earnings increased 26% and 31%, respectively, compared with 2006. Revenues in 2007 included $0.4 billion from acquisitions. Revenues in 2007 also increased $4.8 billion as a result of organic revenue growth ($3.5 billion) and the weaker U.S. dollar ($1.4 billion). The increase in net earnings resulted primarily from core growth ($0.4 billion), higher securitization income ($0.4 billion) and the weaker U.S. dollar ($0.2 billion). Core growth included growth in lower-taxed earnings from global operations ($0.4 billion) and the sale of part of our Garanti investment ($0.2 billion), partially offset by declines in fair value of retained interests in securitizations ($0.1 billion) and lower results in the U.S. reflecting the effects of higher delinquencies.

GE Money 2006 revenues and net earnings increased 16% and 29%, respectively, compared with 2005. Revenues in 2006 included $0.9 billion from acquisitions. Revenues in 2006 also increased $1.8 billion as a result of organic revenue growth. The increase in net earnings resulted primarily from core growth ($0.5 billion), including growth in lower-taxed earnings from global operations, acquisitions ($0.2 billion) and higher securitizations ($0.1 billion). See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

HEALTHCARE revenues rose 3% to $17.0 billion in 2007 as the effects of the weaker U.S. dollar ($0.5 billion) and higher volume ($0.4 billion) more than offset lower prices ($0.5 billion). Increased sales in the international diagnostic imaging, clinical systems and life sciences businesses were partially offset by price pressures on U.S. equipment sales and lower sales of surgical imaging equipment resulting from regulatory suspensions of equipment shipments. Segment profit of $3.1 billion in 2007 was 3% lower than in 2006 as lower prices ($0.5 billion) and higher labor and other costs ($0.2 billion) were substantially offset by the effects of productivity ($0.4 billion) and higher volume ($0.1 billion).

GE 2007 ANNUAL REPORT PAGE 49

Management's Discussion and Analysis

Healthcare revenues rose 10% to $16.6 billion in 2006 as higher volume ($2.0 billion) more than offset the effect of lower prices ($0.4 billion). The rise in volume related to increases in healthcare services, including the 2006 acquisition of IDX Systems Corporation and stronger equipment sales. Segment profit of $3.1 billion was 21% higher than in 2005 as productivity ($0.6 billion) and higher volume ($0.4 billion) more than offset lower prices ($0.4 billion) and higher labor and other costs ($0.1 billion).

Orders received by Healthcare were $16.7 billion in both 2007 and 2006. The $5.6 billion total backlog at year-end 2007 comprised unfilled product orders of $3.5 billion (of which 94% was scheduled for delivery in 2008) and product services orders of $2.1 billion scheduled for 2008 delivery. Comparable December 31, 2006, total backlog was $5.9 billion, of which $3.9 billion was for unfilled product orders and $2.0 billion for product services orders. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

NBC UNIVERSAL revenues declined 5%, or $0.8 billion, in 2007, primarily from the lack of current-year counterparts to the 2006 Olympic Games broadcasts ($0.7 billion) and 2006 sale of television stations ($0.2 billion), lower revenues in our broadcast network and television stations as a result of lower advertising sales ($0.5 billion) and lower motion picture revenues ($0.1 billion), partially offset by higher revenues for cable ($0.4 billion) and television production and distribution ($0.3 billion). Segment profit rose 6%, or $0.2 billion, in 2007 as improvements in cable ($0.2 billion), television production and distribution ($0.2 billion), motion pictures ($0.1 billion) and the absence of Olympic broadcasts in 2007 ($0.1 billion) were partially offset by the lack of a current-year counterpart to the 2006 sale of four television stations ($0.2 billion) and lower earnings from our broadcast network and television stations ($0.2 billion).

Revenues rose 10%, or $1.5 billion, in 2006, primarily from the 2006 Olympic Games broadcasts ($0.7 billion), improvements in cable ($0.6 billion) and motion pictures ($0.2 billion), and the effects of exiting a film distribution agreement ($0.2 billion), partially offset by the effects of lower broadcast network and television stations ratings and advertising sales ($0.1 billion) and the net effects of certain strategic actions in both years ($0.1 billion). Segment profit declined 6%, or $0.2 billion, in 2006 as lower earnings from broadcast network and television station operations ($0.4 billion), the 2006 Olympic Games broadcasts ($0.1 billion), and the net effects of certain strategic actions in both years ($0.1 billion) were partially offset by higher earnings from cable ($0.2 billion) and the effects of exiting a film distribution agreement ($0.1 billion). See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

INDUSTRIAL

(In millions)	2007	2006	2005

REVENUES	$17,725	$17,741	$17,060
SEGMENT PROFIT	$1,743	$1,602	$1,308

(In millions)	2007	2006	2005

REVENUES
Consumer & Industrial	$13,332	$13,790	$13,606
Enterprise Solutions	4,462	3,951	3,454
SEGMENT PROFIT
Consumer & Industrial	$1,046	$981	$764
Enterprise Solutions	697	620	544

Industrial revenues were about the same in 2007 compared with 2006 as lower volume ($0.5 billion) was offset by the effects of the weaker U.S. dollar ($0.3 billion) and higher prices ($0.2 billion). The decrease in volume was primarily at Consumer & Industrial, reflecting the sale of GE Supply in the third quarter of 2006, partially offset by increases in volume at Enterprise Solutions. The effects of the weaker U.S. dollar were at both Consumer & Industrial and Enterprise Solutions and price increases were primarily at Consumer & Industrial. Segment profit rose 9%, or $0.1 billion, as productivity ($0.4 billion) and higher prices ($0.2 billion), primarily at Consumer & Industrial, were substantially offset by higher material and other costs ($0.4 billion), primarily at Consumer & Industrial.

Industrial revenues rose 4%, or $0.7 billion, in 2006 on higher volume ($0.5 billion) and higher prices ($0.2 billion). Volume increases were primarily at Enterprise Solutions and price increases were primarily at Consumer & Industrial. Segment profit rose 22% as productivity ($0.5 billion), at both Consumer & Industrial and Enterprise Solutions, and higher prices ($0.2 billion) at Consumer & Industrial were partially offset by higher material and other costs ($0.4 billion), primarily at Consumer & Industrial. See Corporate Items and Eliminations for a discussion of items not allocated to this segment.

CORPORATE ITEMS AND ELIMINATIONS

(In millions)	2007	2006	2005

REVENUES
Insurance activities	$3,962	$3,692	$4,183
Eliminations and other	1,406	61	(408)
Total	$5,368	$3,753	$3,775
OPERATING PROFIT (COST)
Insurance activities	$145	$57	$159
Principal pension plans	(755)	(877)	(329)
Underabsorbed corporate overhead	(437)	(266)	(426)
Other	(733)	(389)	221
Total	$(1,780)	$(1,475)	$(375)

Corporate Items and Eliminations include the effects of eliminating transactions between operating segments; results of our insurance activities remaining in continuing operations; cost of, and cost reductions from, our principal pension plans; underabsorbed corporate overhead; certain non-allocated amounts described below; and a variety of sundry items. Corporate Items

GE 2007 ANNUAL REPORT PAGE 50

Management's Discussion and Analysis

and Eliminations is not an operating segment. Rather, it is added to operating segment totals to reconcile to consolidated totals on the financial statements.

Certain amounts included in the line “Other” above are not allocated to segment results for internal measurement purposes. In 2007, amounts primarily related to restructuring, rationalization and other charges were $0.5 billion at Industrial (including $0.1 billion of product quality issues), $0.4 billion at Healthcare, $0.3 billion at each of NBC Universal, Commercial Finance and Infrastructure and $0.1 billion at GE Money. Amounts in 2007 also included technology and product development costs of $0.1 billion at NBC Universal. GECS amounts are on an after-tax basis. In 2006, amounts related principally to technology and product development and restructuring costs of $0.2 billion at NBC Universal, restructuring and other charges of $0.2 billion at Industrial and principally for acquisition-related restructuring and other charges of $0.1 billion at Healthcare.

Other operating profit (cost) also reflects a $0.9 billion gain on sale of a business interest to Hitachi by the Energy business and a $0.3 billion (after-tax basis) gain on sale of Swiss Re common stock. Other operating profit (cost) also reflects gains from sales of business interests of $0.4 billion in 2006, principally GE Supply, and $0.1 billion from the partial sale of an interest in Genpact in 2005.

DISCONTINUED OPERATIONS

(In millions)	2007	2006	2005

Earnings (loss) from discontinued
operations, net of taxes	$(260)	$1,362	$(634)

Discontinued operations comprised Lake; WMC; Plastics; Advanced Materials; the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions and most of its affiliates; GE Life, our U.K.-based life insurance operation; and Genworth, our formerly wholly-owned subsidiary that conducted most of our consumer insurance business, including life and mortgage insurance operations. Results of these businesses are reported as discontinued operations for all periods presented.

In December 2007, we completed the sale of our WMC business for $0.1 billion in cash, recognizing an after-tax loss of $0.1 billion. In connection with the transaction, certain contractual obligations and potential liabilities related to previously sold loans were retained.

In September 2007, we committed to a plan to sell our Lake business. In connection with this exit, we recorded an after-tax loss of $0.9 billion, which represents the difference between the net book value of our Lake business and the projected sale price.

In August 2007, we completed the sale of our Plastics business to Saudi Basic Industries Corporation for $11.6 billion in cash. As a result, we recognized an after-tax gain of $1.6 billion.

Loss from discontinued operations, net of taxes, in 2007 was $0.3 billion, reflecting a loss from operations at WMC ($0.9 billion), an estimated after-tax loss on the planned sale of Lake ($0.9 billion), a loss from operations at Lake ($0.3 billion), and an after-tax loss on sale of our WMC business ($0.1 billion), partially offset by a tax adjustment related to the 2004 initial public offering of Genworth ($0.1 billion). This was partially offset by an after-tax gain on sale of our Plastics business ($1.6 billion) and earnings from Plastics operations ($0.3 billion).

Earnings from discontinued operations, net of taxes, in 2006 were $1.4 billion, reflecting earnings at our Plastics and Advanced Materials businesses ($1.0 billion). Also included in these earnings were earnings at Lake and WMC ($0.2 billion), Genworth ($0.2 billion) and GE Insurance Solutions ($0.1 billion), partially offset by a loss at GE Life ($0.2 billion).

Loss from discontinued operations, net of taxes, in 2005 was $0.6 billion, reflecting a loss at GE Insurance Solutions ($2.8 billion), partially offset by earnings at Genworth ($0.9 billion), Plastics and Advanced Materials ($0.8 billion) and Lake and WMC ($0.5 billion).

For additional information related to discontinued operations, see note 2.

Geographic Operations

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

Revenues are classified according to the region to which products and services are sold. For purposes of this analysis, U.S. is presented separately from the remainder of the Americas. We classify certain operations that cannot meaningfully be associated with specific geographic areas as “Other Global” for this purpose.

GEOGRAPHIC REVENUES

(In billions)	2007	2006	2005

U.S.	$86.2	$81.1	$75.7
Europe	39.9	32.6	29.1
Pacific Basin	22.0	17.9	15.7
Americas	12.6	11.5	9.6
Middle East and Africa	8.0	5.5	4.2
Other Global	4.0	3.2	2.3
Total	$172.7	$151.8	$136.6

GE 2007 ANNUAL REPORT PAGE 51

Management's Discussion and Analysis

Global revenues rose 22% to $86.5 billion in 2007, compared with $70.8 billion and $60.9 billion in 2006 and 2005, respectively. Global revenues to external customers as a percentage of consolidated revenues were 50% in 2007, compared with 47% and 45% in 2006 and 2005, respectively. The effects of currency fluctuations on reported results were to increase revenues by $4.0 billion, $0.1 billion and $0.8 billion in 2007, 2006 and 2005, respectively.

GE global revenues in 2007 were $49.8 billion, up 16% over 2006, led by increases at Infrastructure, primarily in the Middle East and Africa, Europe and the Pacific Basin. GE global revenues were $43.0 billion in 2006, up 15% over 2005, led by increases at Infrastructure, primarily in Europe, Middle East and Africa and the Pacific Basin.

GECS global revenues rose 32% to $36.7 billion in 2007, compared with $27.8 billion and $23.4 billion in 2006 and 2005, respectively. Global revenues as a percentage of total revenues were 51% in 2007, compared with 45% and 42% in 2006 and 2005, respectively. The effects of currency fluctuations on reported results were to increase revenues by $2.3 billion and $0.6 billion in 2007 and 2005, respectively, compared with a decrease of $0.1 billion in 2006.

GECS revenues in the Middle East and Africa grew 32% in 2007, primarily as a result of organic revenue growth at Infrastructure. Revenues grew 35% in the Pacific Basin, 30% in Europe and 23% in the Americas in 2007, primarily as a result of organic revenue growth, acquisitions and the effects of the weaker U.S. dollar, primarily at Commercial Finance and GE Money.

Total assets of global operations on a continuing basis were $420.3 billion in 2007, an increase of $87.9 billion, or 26%, over 2006. GECS global assets on a continuing basis of $363.6 billion at the end of 2007 were 21% higher than at the end of 2006, reflecting core growth, acquisitions and the effects of the weaker U.S. dollar in Europe, the Pacific Basin and the Americas, primarily at Commercial Finance and GE Money.

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

We are involved in a sizable number of remediation actions to clean up hazardous wastes as required by federal and state laws. Such statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal or ownership of a disposal site. Expenditures for site remediation actions amounted to $0.2 billion in both 2007 and 2006. We presently expect that such remediation actions will require average annual expenditures in the range of $0.2 billion to $0.3 billion over the next two years.

The U.S. Environmental Protection Agency (EPA) ruled in February 2002 that approximately 150,000 pounds of polychlorinated biphenyls (PCBs) must be dredged from a 40-mile stretch of the upper Hudson River in New York state. On November 2, 2006, the U.S. District Court for the Northern District of New York approved a consent decree entered into between GE and the EPA that represents a comprehensive framework for implementation of the EPA’s 2002 decision to dredge PCB-containing sediments in the upper Hudson River. The dredging will be performed in two phases with an intervening peer review of performance after phase 1. Under this consent decree, we have committed up to $0.1 billion to reimburse the EPA for its past and future project oversight costs and agreed to perform the first phase of dredging. We further committed that, subject to future agreement with the EPA about completion of dredging after completion of phase 1 and the peer review, we will be responsible for further costs, including costs of phase 2 dredging. Our Statement of Financial Position as of December 31, 2007 and 2006, included liabilities for the estimated costs of this remediation.

GE 2007 ANNUAL REPORT PAGE 52

Management's Discussion and Analysis

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

Overview of Financial Position

Major changes in our financial position resulted from the following:

•
During 2007, we separately reported the assets and liabilities of Plastics, Lake and WMC as discontinued operations for all periods presented. As of December 31, 2007, we have completed the sales of Plastics and WMC, reducing assets and liabilities of discontinued operations by $13.2 billion and $2.1 billion, respectively.

•
During 2007, we completed the acquisitions of Smiths Aerospace Group Ltd.; Vetco Gray; Oxygen Media Corp.; Sondex PLC; Sparrowhawk Holdings Ltd.; Phoenix; Dynamic Imaging, LLC; Sanyo Electric Credit Co., Ltd.; DISKO and ASL, the leasing businesses of KG Allgemeine Leasing GmbH & Co.; Trustreet Properties, Inc.; Dundee REIT; Crow Holdings; and a controlling interest in Regency Energy Partners LP.

•	Our principal pension plans had a surplus of $16.8 billion at December 31, 2007, compared with $11.5 billion at the end of 2006, reflecting strong asset returns and an increase in the discount rate.

•
The U.S. dollar was weaker at December 31, 2007, than it was at December 31, 2006, increasing the translated levels of our non-U.S. dollar assets and liabilities. Overall, on average, the U.S. dollar in 2007 was weaker than during the comparable 2006 period, resulting in increasing the translated levels of our operations as noted in the preceding Operations section.

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

INVESTMENT SECURITIES comprise mainly investment-grade debt securities supporting obligations to annuitants and policyholders in our run-off insurance businesses and holders of guaranteed investment contracts (GICS). Investment securities were $45.4 billion at December 31, 2007, compared with $47.8 billion at December 31, 2006. Of the amount at December 31, 2007, we held mortgage-backed securities (MBS) and asset-backed securities (ABS) with estimated fair values of $8.4 billion and $2.2 billion, respectively. Such amounts included unrealized losses of $0.3 billion and $0.1 billion, respectively. Of the MBS amount, $5.5 billion related to residential MBS and $2.9 billion to commercial MBS.

At December 31, 2007 and 2006, we had approximately $1.6 billion of exposure to subprime credit supporting our guaranteed investment contracts, a majority of which relates to residential MBS receiving credit ratings of Double A or better from the major rating agencies. We purchased an insignificant amount of such securities in 2007. Our subprime investment securities were collateralized primarily by pools of individual, direct mortgage loans, not other structured products such as collateralized debt obligations.

Monoline insurers (Monolines) provide credit enhancement for certain of our investment securities. The current credit environment could have a significant effect on the ability of such financial guarantors to fulfill their obligations. At December 31, 2007, our investment securities insured by Monolines amounted to $3.5 billion, including $1.2 billion of our $1.6 billion investment in subprime residential MBS.

We regularly review investment securities for impairment using both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized loss position and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the security to maturity or until forecasted recovery. Our impairment reviews involve our finance, risk and asset management functions as well as the portfolio management and research capabilities of our internal and third-party asset managers. Our qualitative review attempts to identify issuers’ securities “at-risk” of impairment, that is, with a greater than 50% chance of default in the following 12 months. At December 31, 2007, investment securities in an unrealized loss position included $0.1 billion that was at risk of being charged to earnings in the next 12 months.

Impairment losses totaled $0.1 billion in both 2007 and 2006, primarily at Commercial Finance. In 2007, we recognized impairments primarily for our retained interests in off-balance sheet arrangements. In 2006, we recognized impairments on securities of issuers in a variety of industries; we do not believe that any of the impairments indicate likely future impairments in the remaining portfolio. Investments in retained interests in off-balance sheet arrangements at GE Money also decreased by $0.1 billion during 2007, reflecting declines in fair value accounted for in accordance with a new accounting standard that became effective at the beginning of 2007.

Gross unrealized gains and losses totaled $1.4 billion and $1.3 billion, respectively, at December 31, 2007, compared with $2.9 billion and $0.3 billion, respectively, at December 31, 2006, primarily reflecting a decrease in estimated fair values of U.S. corporate and MBS debt securities and a decrease caused by sale of certain equity securities. At December 31, 2007, available 2008 accounting gains could be as much as $0.7 billion, net of consequential adjustments to certain insurance assets that are amortized based on anticipated gross profits. The market values

GE 2007 ANNUAL REPORT PAGE 53

Management's Discussion and Analysis

we used in determining unrealized gains and losses are those defined by relevant accounting standards and are not a forecast of future gains or losses. We presently intend to hold our investment securities that are in an unrealized loss position at December 31, 2007, at least until we can recover their respective amortized cost and we have the ability to hold our debt securities until their maturities. See note 9.

WORKING CAPITAL, representing GE inventories and receivables from customers, less trade payables and progress collections, was $5.2 billion at December 31, 2007, down $1.5 billion from December 31, 2006, reflecting higher progress collections at Energy.

We discuss current receivables and inventories, two important elements of working capital, in the following paragraphs.

CURRENT RECEIVABLES for GE amounted to $15.1 billion at the end of 2007 and $13.8 billion at the end of 2006, and included $11.0 billion due from customers at the end of 2007 compared with $8.8 billion at the end of 2006. Turnover of customer receivables from sales of goods and services was 9.9 in 2007, compared with 10.0 in 2006. Other current receivables are primarily amounts that did not originate from sales of GE goods or services, such as advances to suppliers in connection with large contracts. See note 10.

INVENTORIES for GE amounted to $12.8 billion at December 31, 2007, up $2.9 billion from the end of 2006. This increase reflected higher inventories from acquisitions and at Infrastructure, which is in line with anticipated growth. GE inventory turnover was 7.9 and 8.8 in 2007 and 2006, respectively. See note 11.

FINANCING RECEIVABLES is our largest category of assets and represents one of our primary sources of revenues. The portfolio of financing receivables, before allowance for losses, was $389.9 billion at December 31, 2007, and $332.6 billion at December 31, 2006. The related allowance for losses at December 31, 2007, amounted to $4.3 billion, compared with $4.0 billion at December 31, 2006, representing our best estimate of probable losses inherent in the portfolio. The 2007 increase reflected overall growth in our portfolio, increased delinquencies in the U.S. at GE Money, and the weaker U.S. dollar, primarily at GE Money; partially offset by continued strong credit quality at Commercial Finance.

A discussion of the quality of certain elements of the financing receivables portfolio follows. For purposes of that discussion, “delinquent” receivables are those that are 30 days or more past due; and “nonearning” receivables are those that are 90 days or more past due (or for which collection has otherwise become doubtful).

Commercial Finance financing receivables, before allowance for losses, totaled $187.9 billion at December 31, 2007, compared with $154.2 billion at December 31, 2006, and consisted of loans and financing leases to the equipment, commercial and industrial, and real estate industries. This portfolio of receivables increased primarily from core growth ($63.3 billion), acquisitions ($14.3 billion), and the weaker U.S. dollar ($5.7 billion), partially offset by securitizations and sales ($47.1 billion). Related nonearning receivables were $1.7 billion (0.9% of outstanding receivables) at December 31, 2007, and $1.6 billion (1.0% of outstanding receivables) at year-end 2006. Commercial Finance financing receivables are generally backed by assets and there is a broad spread of geographic and credit risk in the portfolio.

GE Money financing receivables, before allowance for losses, were $174.8 billion at December 31, 2007, compared with $150.4 billion at December 31, 2006, and consisted primarily of card receivables, installment loans, auto loans and leases, and residential mortgages. This portfolio of receivables increased primarily as a result of core growth ($15.0 billion), the weaker U.S. dollar ($9.8 billion) and acquisitions ($1.4 billion), partially offset by loans transferred to assets held for sale ($1.0 billion) and dispositions ($1.0 billion). Related nonearning receivables were $3.7 billion at December 31, 2007, compared with $3.2 billion at December 31, 2006, both representing 2.1% of outstanding receivables. The increase was primarily related to the weaker U.S. dollar at the end of the year and overall growth in the portfolio.

Infrastructure financing receivables, before allowance for losses, were $22.1 billion at December 31, 2007, compared with $21.2 billion at December 31, 2006, and consisted primarily of loans and leases to the commercial aircraft and energy industries. Related nonearning receivables were insignificant at December 31, 2007 and 2006.

Other financing receivables, before allowance for losses, were $5.1 billion and $6.9 billion at December 31, 2007, and December 31, 2006, respectively, and consisted primarily of financing receivables in consolidated, liquidating securitization entities. This portfolio of receivables decreased because we have stopped transferring assets to these entities. Related nonearning receivables at December 31, 2007, were $0.1 billion (1.4% of outstanding receivables) compared with $0.1 billion (1.2% of outstanding receivables) at December 31, 2006.

Delinquency rates on managed Commercial Finance equipment loans and leases and managed GE Money financing receivables follow.

December 31	2007	2006	2005

Commercial Finance	1.21%	1.22%	1.31%
GE Money	5.36	5.21	5.34
U.S.	5.52	4.93	5.00
Non-U.S.	5.30	5.32	5.47

Delinquency rates at Commercial Finance decreased from December 31, 2005, through December 31, 2007, reflecting continued strong credit quality.

Delinquency rates at GE Money increased from December 31, 2006, to December 31, 2007, primarily as a result of the deteriorating consumer credit environment in the U.S. At December 31, 2007, approximately one-third of our U.S.-managed portfolio, which consisted of credit card, installment and revolving loans, was receivable from subprime borrowers. We had no U.S. subprime residential mortgage loans at December 31, 2007. The U.S. experience had not affected our non-U.S. portfolios at December 31, 2007; those delinquency rates remained fairly stable. See notes 12 and 13.

GE 2007 ANNUAL REPORT PAGE 54

Management's Discussion and Analysis

OTHER GECS RECEIVABLES totaled $22.1 billion at December 31, 2007, and $21.7 billion at December 31, 2006, and consisted primarily of amounts due from GE (generally related to certain material procurement programs), insurance receivables, nonfinancing customer receivables, amounts due under operating leases, receivables due on sale of securities and various sundry items.

PROPERTY, PLANT AND EQUIPMENT amounted to $77.9 billion at December 31, 2007, up $7.2 billion from 2006, primarily reflecting acquisitions and additions of commercial aircraft at the Aviation Financial Services business of Infrastructure and fleet vehicles at Commercial Finance. GE property, plant and equipment consisted of investments for its own productive use, whereas the largest element for GECS was equipment provided to third parties on operating leases. Details by category of investment are presented in note 14.

GE additions to property, plant and equipment during 2007 totaled $3.0 billion, compared with $2.9 billion in 2006. Total expenditures, excluding equipment leased to others, for the past five years were $13.2 billion, of which 32% was investment for growth through new capacity and product development; 33% was investment in productivity through new equipment and process improvements; and 35% was investment for other purposes such as improvement of research and development facilities and safety and environmental protection.

GECS additions to property, plant and equipment were $15.2 billion and $13.2 billion during 2007 and 2006, respectively, primarily reflecting acquisitions and additions of vehicles at Commercial Finance and commercial aircraft at the Aviation Financial Services business of Infrastructure.

GOODWILL AND OTHER INTANGIBLE ASSETS amounted to $81.1 billion and $16.2 billion, respectively, at December 31, 2007. Goodwill increased $9.7 billion and other intangible assets increased $3.3 billion from 2006, primarily from acquisitions - including Smiths Aerospace Group Ltd. and Vetco Gray by Infrastructure, DISKO and ASL and Sanyo Electric Credit Co., Ltd. by Commercial Finance and Oxygen Media Corp. by NBC Universal - and from the weaker U.S. dollar. See note 15.

ALL OTHER ASSETS totaled $122.9 billion at year-end 2007, an increase of $31.2 billion, reflecting increases from additional investments and acquisitions in real estate, increases in associated companies, prepaid pension assets and assets held for sale. See note 16.

BORROWINGS amounted to $514.1 billion at December 31, 2007, compared with $432.8 billion at the end of 2006.

GE total borrowings were $15.8 billion at year-end 2007 ($4.1 billion short term, $11.7 billion long term) compared with $11.1 billion at December 31, 2006. The increase ($4.7 billion) is mainly attributable to long-term borrowings and will partially be used to repay maturing long-term debt in 2008. GE total debt at the end of 2007 equaled 11.4% of total capital compared with 8.7% at the end of 2006.

GECS borrowings amounted to $500.9 billion at December 31, 2007, of which $192.4 billion is due in 2008 and $308.5 billion is due in subsequent years. Comparable amounts at the end of 2006 were $426.3 billion in total, $173.3 billion due within one year and $253.0 billion due thereafter. The increase in borrowings primarily resulted from new issuances of GE Capital long-term debt ($90.3 billion), the weaker U.S. dollar ($15.8 billion), acquisitions ($11.0 billion) and increase in short-term borrowings ($6.4 billion), partially offset by maturities and other redemptions of long-term debt ($47.9 billion). Included in GECS total borrowings were borrowings of consolidated, liquidating securitization entities amounting to $9.3 billion and $11.1 billion at December 31, 2007 and 2006, respectively. A large portion of GECS borrowings ($101.1 billion and $93.8 billion at the end of 2007 and 2006, respectively) was issued in active unsecured commercial paper markets that we believe will continue to be a reliable source of short-term financing. The average remaining terms and interest rates of GE Capital commercial paper were 56 days and 4.79% at the end of 2007, compared with 48 days and 5.09% at the end of 2006. The GE Capital ratio of debt to equity was 8.10 to 1 at the end of 2007 and 7.52 to 1 at the end of 2006. See note 17.

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

•
It is our policy to minimize exposure to interest rate changes. We fund our financial investments using debt or a combination of debt and hedging instruments so that the interest rates and terms of our borrowings match the expected yields and terms on our assets. To test the effectiveness of our positions, we assumed that, on January 1, 2008, interest rates increased by 100 basis points across the yield curve (a “parallel shift” in that curve) and further assumed that the increase remained in place for 2008. We estimated, based on the year-end 2007 portfolio and holding everything else constant, that our 2008 GE consolidated net earnings would decline by $0.1 billion.

•
It is our policy to minimize currency exposures and to conduct operations either within functional currencies or using the protection of hedge strategies. We analyzed year-end 2007 consolidated currency exposures, including derivatives designated and effective as hedges, to identify assets and liabilities denominated in other than their relevant functional currencies. For such assets and liabilities, we then evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. dollar. This analysis indicated that there would be an inconsequential effect on 2008 earnings of such a shift in exchange rates.

GE 2007 ANNUAL REPORT PAGE 55

Management's Discussion and Analysis

Consolidated Statement of Changes in Shareowners’ Equity

Shareowners’ equity increased by $4.1 billion and $2.9 billion in 2007 and 2006, respectively, and decreased by $1.5 billion in 2005. Changes over the three-year period were largely attributable to net earnings, partially offset by dividends declared of $11.7 billion, $10.7 billion and $9.6 billion in 2007, 2006 and 2005, respectively. In 2007, we purchased $13.9 billion of GE stock (357.9 million shares) and in 2006, we purchased $7.8 billion of GE stock (229.4 million shares) under our share repurchase programs. Currency translation adjustments increased equity by $4.5 billion in 2007 and $3.6 billion in 2006, compared with a $4.3 billion decrease in 2005. Changes in currency translation adjustments reflect the effects of changes in currency exchange rates on our net investment in non-U.S. subsidiaries that have functional currencies other than the U.S. dollar. During 2007 and 2006, the U.S. dollar weakened against the pound sterling and euro, after strengthening in 2005. The U.S. dollar was also weaker against the Japanese yen in 2007, after strengthening in 2006 and 2005. See note 22.

Overview of Our Cash Flow from 2005 through 2007

GE cash from operating activities (CFOA) is a useful measure of performance for our non-financial businesses and totaled $23.3 billion in 2007, $23.8 billion in 2006 and $19.9 billion in 2005. Generally, factors that affect our earnings - for example, pricing, volume, costs and productivity - affect CFOA similarly. However, while management of working capital, including timing of collections and payments and levels of inventory, affects operating results only indirectly, the effect of these programs on CFOA can be significant.

Our GE Statement of Cash Flows shows CFOA in the required format. While that display is of some use in analyzing how various assets and liabilities affected our year-end cash positions, we believe that it is also useful to supplement that display and to examine in a broader context the business activities that provide and require cash.

December 31 (In billions)	2007	2006	2005

Operating cash collections	$102.8	$90.6	$80.8
Operating cash payments	(86.8)	(76.6)	(68.7)
Cash dividends from GECS	7.3	9.8	7.8
GE cash from operating activities	$23.3	$23.8	$19.9

The most significant source of cash in CFOA is customer-related activities, the largest of which is collecting cash following a product or services sale. GE operating cash collections increased by $12.2 billion in 2007 and $9.8 billion in 2006. These increases are consistent with the changes in comparable GE operating segment revenues, comprising Healthcare, NBC Universal, Industrial and the industrial businesses of the Infrastructure segment. Analyses of operating segment revenues discussed in the preceding Segment Operations section is the best way of understanding their customer-related CFOA.

The most significant operating use of cash is to pay our suppliers, employees, tax authorities and others for the wide range of materials and services necessary in a diversified global organization. GE operating cash payments increased by $10.2 billion in 2007 and by $7.9 billion in 2006, comparable to the increases in GE total costs and expenses.

Dividends from GECS represented distribution of a portion of GECS retained earnings, including proceeds from certain business sales, and are distinct from cash from continuing operating activities within the financial services businesses, which increased in 2007 by $4.6 billion to $26.4 billion, following an increase of $2.9 billion in 2006. The amount we show in CFOA is the total dividend, including the normal dividend as well as any special dividends from excess capital primarily resulting from GECS business sales.

Based on past performance and current expectations, in combination with the financial flexibility that comes with a strong balance sheet and the highest credit ratings, we believe that we are in a sound position to grow dividends, continue making selective investments for long-term growth and execute our newly authorized three-year $15 billion share repurchase program.

GE 2007 ANNUAL REPORT PAGE 56

Management's Discussion and Analysis

Contractual Obligations

As defined by reporting regulations, our contractual obligations for future payments as of December 31, 2007, follow.

	Payments due by period
(In billions)	Total	2008	2009- 2010	2011- 2012	2013 and thereafter

Borrowings (note 17)	$514.1	$195.1	$119.4	$71.4	$128.2
Interest on borrowings	149.0	23.0	33.0	21.0	72.0
Operating lease obligations (note 5)	6.3	1.3	2.1	1.5	1.4
Purchase obligations(a)(b)	71.0	44.0	15.0	10.0	2.0
Insurance liabilities (note 18)(c)	24.0	2.0	6.0	3.0	13.0
Other liabilities(d)	74.0	23.0	6.0	4.0	41.0
Contractual obligations of
discontinued operations(e)	1.0	1.0	-	-	-

(a)
Included all take-or-pay arrangements, capital expenditures, contractual commitments to purchase equipment that will be leased to others, software acquisition/license commitments, contractual minimum programming commitments and any contractually required cash payments for acquisitions.

(b)	Excluded funding commitments entered into in the ordinary course of business by our financial services businesses. Further information on these commitments and other guarantees is provided in note 28.
(c)
Included guaranteed investment contracts, structured settlements and single premium immediate annuities based on scheduled payouts, as well as those contracts with reasonably determinable cash flows such as deferred annuities, universal life, term life, long-term care, whole life and other life insurance contracts.

(d)
Included an estimate of future expected funding requirements related to our pension and postretirement benefit plans and included liabilities for unrecognized tax benefits. Because their future cash outflows are uncertain, the following non-current liabilities are excluded from the table above: deferred taxes, derivatives, deferred revenue and other sundry items. See notes 20 and 26 for further information on certain of these items.

(e)	Included payments for other liabilities.

Off-Balance Sheet Arrangements

Our securitization activity is primarily transacted through special purpose vehicles funded in the asset-backed commercial paper and term bond markets. The assets that we securitize include receivables secured by equipment, commercial and residential real estate, credit card receivables, trade receivables and other assets originated and underwritten by us in the normal course of business. At December 31, 2007, off-balance sheet securitization entities held $55.1 billion in financial assets, up $9.0 billion during the year. Assets held by these entities are underwritten based on the same criteria as our on-book assets. We monitor the underlying credit quality in accordance with our servicing role and apply rigorous controls to the execution of securitization. Based on our experience, we believe that, under any plausible future economic scenario, the likelihood is remote that the financial support arrangement we provide to securitization entities could have a material adverse effect on our financial position or results of operations. Investors in these entities usually have recourse to the underlying assets. In addition, we provide credit enhancements, most often by retaining a subordinated interest; the carrying value of our retained interests was $5.8 billion at December 31, 2007, up $1.1 billion during the year. We recognized impairment losses on retained interests of $0.1 billion in 2007, primarily at Commercial Finance. Impairment losses on retained interests in 2006 were insignificant. Investments in retained interests at GE Money also decreased by $0.1 billion during 2007, reflecting declines in fair value accounted for in accordance with a new accounting standard that became effective at the beginning of 2007. We have also entered into other various credit enhancement positions with these securitization entities, including liquidity and credit support agreements and guarantee and reimbursement contracts, and have provided our best estimate of the fair value of estimated losses on such positions. The estimate of fair value is based on prevailing market conditions at December 31, 2007. Should market conditions deteriorate, actual losses could be higher. Our exposure to loss under such agreements was limited to $2.8 billion at December 31, 2007.

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

GE, GECS and GE Capital have distinct business characteristics that the major debt rating agencies evaluate both quantitatively and qualitatively.

Quantitative measures include:

•	Earnings and profitability, revenue growth, the breadth and diversity of sources of income and return on assets

•	Asset quality, including delinquency and write-off ratios and reserve coverage

•
Funding and liquidity, including cash generated from operating activities, leverage ratios such as debt-to-capital, market access, back-up liquidity from banks and other sources, composition of total debt and interest coverage

•	Capital adequacy, including required capital and tangible leverage ratios

Qualitative measures include:

•	Franchise strength, including competitive advantage and market conditions and position

•	Strength of management, including experience, corporate governance and strategic thinking

•	Financial reporting quality, including clarity, completeness and transparency of all financial performance communications

GE Capital’s ratings are supported contractually by a GE commitment to maintain the ratio of earnings to fixed charges at a specified level as described below.

During 2007, GECS paid $2.4 billion of special dividends to GE, which were funded by the proceeds of the sale of Swiss Re common stock and GE Life.

GE 2007 ANNUAL REPORT PAGE 57

Management's Discussion and Analysis

During 2007, GECS and GECS affiliates issued $84.6 billion of senior, unsecured long-term debt and $5.7 billion of subordinated debt. This debt was both fixed and floating rate and was issued to institutional and retail investors in the U.S. and 17 other global markets. Maturities for these issuances ranged from one to 60 years. We used the proceeds primarily for repayment of maturing long-term debt, but also to fund acquisitions and organic growth. We anticipate that we will issue approximately $80 billion of long-term debt during 2008. The ultimate amount we issue will depend on our needs and on market conditions.

We target a ratio for commercial paper not to exceed 35% of outstanding debt based on the anticipated composition of our assets and the liquidity profile of our debt. GE Capital is the most widely held name in global commercial paper markets.

We continue to believe that alternative sources of liquidity are sufficient to permit an orderly transition from commercial paper in the unlikely event of impaired access to those markets. Funding sources on which we would rely would depend on the nature of such a hypothetical event, but include $64.8 billion of contractually committed lending agreements with 72 highly-rated global banks and investment banks. Total credit lines extending beyond one year increased $5.0 billion to $64.8 billion at December 31, 2007. See note 17.

Beyond contractually committed lending agreements, other sources of liquidity include medium and long-term funding, monetization, asset securitization, cash receipts from our lending and leasing activities, short-term secured funding on global assets and potential sales of other assets.

PRINCIPAL DEBT CONDITIONS are described below.

The following conditions relate to GE and GECS:

•
Swap, forward and option contracts are required to be executed under standard master-netting agreements containing mutual downgrade provisions that provide the ability of the counterparty to require assignment or termination if the long-term credit rating of either GE or GECS were to fall below A-/A3. Our related obligation, net of master-netting agreements would have been $3.4 billion at December 31, 2007.

•
If GE Capital’s ratio of earnings to fixed charges, which was 1.56:1 at the end of 2007, were to deteriorate to 1.10:1, GE has committed to contribute capital to GE Capital. GE also guaranteed certain issuances of GECS subordinated debt having a face amount of $0.8 billion at December 31, 2007 and 2006.

•
In connection with certain subordinated debentures for which GECS receives equity credit by rating agencies, GE has agreed to forego dividends, distributions or other payments from GECS during events of default or interest extensions under such subordinated debentures. There were $8.1 billion of such debentures outstanding at December 31, 2007.

The following conditions relate to consolidated entities.

•
If the short-term credit rating of GE Capital or certain consolidated entities discussed further in note 27 were to be reduced below A-1/P-1, GE Capital would be required to provide substitute liquidity for those entities or provide funds to retire the outstanding commercial paper. The maximum net amount that GE Capital would be required to provide in the event of such a downgrade is determined by contract, and amounted to $7.2 billion at January 1, 2008.

•
One group of consolidated entities holds high quality investment securities funded by the issuance of GICs. If the long-term credit rating of GE Capital were to fall below AA-/Aa3 or its short-term credit rating were to fall below A-1+/P-1, GE Capital could be required to provide up to $6.2 billion of capital to such entities.

In our history, we have never violated any of the above conditions at GE, GECS or GE Capital. We believe that under any reasonable future economic developments, the likelihood that any such arrangements could have a significant effect on our operations, cash flows or financial position is remote.

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Also see note 1, Summary of Significant Accounting Policies, which discusses the significant accounting policies that we have selected from acceptable alternatives.

LOSSES ON FINANCING RECEIVABLES are recognized when they are incurred, which requires us to make our best estimate of probable losses inherent in the portfolio. Such estimate requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values, and the present and expected future levels of interest rates. Our risk management process, which includes standards and policies for reviewing major risk exposures and concentrations, ensures that relevant data are identified and considered either for individual loans or financing leases, or on a portfolio basis, as appropriate.

Our lending and leasing experience and the extensive data we accumulate and analyze facilitate estimates that have proven reliable over time. Our actual loss experience was in line with expectations for 2007, 2006 and 2005. While Commercial Finance continues to experience strong credit quality, we currently expect higher delinquencies in the GE Money U.S. portfolio.

GE 2007 ANNUAL REPORT PAGE 58

Management's Discussion and Analysis

Further information is provided in the Financial Resources and Liquidity - Financing Receivables section, the Asset Impairment section that follows and in notes 1, 12 and 13.

REVENUE RECOGNITION ON LONG-TERM AGREEMENTS to provide product services (product services agreements) requires estimates of profits over the multiple-year terms of such agreements, considering factors such as the frequency and extent of future monitoring, maintenance and overhaul events; the amount of personnel, spare parts and other resources required to perform the services; and future billing rate and cost changes. We routinely review estimates under product services agreements and regularly revise them to adjust for changes in outlook. We also regularly assess customer credit risk inherent in the carrying amounts of receivables and contract costs and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and the close interaction with our customers that comes with supplying critical services and parts over extended periods. Revisions that affect a product services agreement’s total estimated profitability result in an immediate adjustment of earnings; such adjustments increased earnings by $0.3 billion, $0.7 billion and $0.4 billion in 2007, 2006 and 2005, respectively. We provide for probable losses.

Carrying amounts for product services agreements in progress at December 31, 2007 and 2006, were $5.5 billion and $4.8 billion, respectively, and are included in the line, “Contract costs and estimated earnings” in note 16.

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

At December 31, 2007, our investment in preferred and common stock, $0.3 billion and $0.1 billion, respectively, of FGIC Corporation (FGIC), a monoline credit insurer, was accounted for on the cost method and was in an insignificant unrealized loss position. See note 16. During 2008, credit rating agencies downgraded FGIC; following the downgrades, various alternative outcomes were possible. We continue to monitor this investment closely, including review for impairment.

Further information about actual and potential impairment losses is provided in the Financial Resources and Liquidity - Investment Securities section and in notes 1, 9 and 16.

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

Commercial aircraft are a significant concentration of assets in Infrastructure, and are particularly subject to market fluctuations. Therefore, we test recoverability of each aircraft in our operating lease portfolio at least annually. Additionally, we perform quarterly evaluations in circumstances such as when aircraft are re-leased, current lease terms have changed or a specific lessee’s credit standing changes. We consider market conditions, such as the continued global shortage of commercial aircraft. Estimates of future rentals and residual values are based on historical experience and information received routinely from independent appraisers. Estimated cash flows from future leases are reduced for expected downtime between leases and for estimated technical costs required to prepare aircraft to be redeployed. Fair value used to measure impairment is based on current market values from independent appraisers.

We recognized impairment losses on our operating lease portfolio of commercial aircraft of $0.1 billion in 2007 and 2006. Provisions for losses on financing receivables related to commercial aircraft were insignificant in 2007 and 2006.

Further information on impairment losses and our exposure to the commercial aviation industry is provided in the Operations - Overview section and in notes 14 and 28.

REAL ESTATE. We review our real estate investment portfolio for impairment regularly or when events or circumstances indicate that the related carrying amounts may not be recoverable. Our portfolio is diversified, both geographically and by asset type. However, the global real estate market is subject to periodic cycles that can cause significant fluctuations in market values. While the current estimated value of our Commercial Finance Real Estate investments exceeds our carrying value by about $3 billion, the same as last year, downward cycles could adversely affect our ability to realize these gains in an orderly fashion in the future and may necessitate recording impairments.

GE 2007 ANNUAL REPORT PAGE 59

Management's Discussion and Analysis

GOODWILL AND OTHER IDENTIFIED INTANGIBLE ASSETS. We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted cash flow method. For financial services reporting units, these cash flows are reduced for estimated interest costs. Also, when determining the amount of goodwill to be allocated to a business disposition for a financial services business, we reduce the cash proceeds we receive from the sale by the amount of debt which is allocated to the sold business in order to be consistent with the reporting unit valuation methodology. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. In this case, we supplement the cash flow approach discussed above with independent appraisals, as appropriate.

We test other identified intangible assets with defined useful lives and subject to amortization by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We test intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows. For our insurance activities remaining in continuing operations, we periodically test for impairment our deferred acquisition costs and present value of future profits.

Further information is provided in the Financial Resources and Liquidity - Goodwill and Other Intangible Assets section and in notes 1 and 15.

PENSION ASSUMPTIONS are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions - discount rate and expected return on assets - are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. We periodically evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

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

Our discount rates for principal pension plans at December 31, 2007, 2006 and 2005 were 6.34%, 5.75% and 5.50%, respectively, reflecting market interest rates.

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Assets in our principal pension plans earned 13.6% in 2007, and had average annual earnings of 14.9%, 9.2% and 12.2% per year in the five-, 10- and 25-year periods ended December 31, 2007, respectively. We believe that these results, in connection with our current and expected asset allocations, support our assumed long-term return of 8.5% on those assets.

At December 31, 2007, our principal pension plans had $1.0 billion of exposure to subprime credit, a majority of which related to residential mortgage-backed securities receiving credit ratings of Double A or better from the major rating agencies. Monolines insured $0.5 billion, including $0.1 billion of residential mortgage-backed securities. Our subprime investment securities were collateralized primarily by pools of individual, direct mortgage loans, not other structured products such as collateralized debt obligations.

Sensitivity to changes in key assumptions for our principal pension plans follows.

•	Discount rate - A 25 basis point increase in discount rate would decrease pension cost in the following year by $0.2 billion.

•	Expected return on assets - A 50 basis point increase in the expected return on assets would decrease pension cost in the following year by $0.3 billion.

Further information on our pension plans is provided in the Operations - Overview section and in note 6.

INCOME TAXES. Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions including evaluating uncertainties under Financial Accounting Standards Board Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes. We review our tax positions quarterly and adjust the balances as new information becomes available. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates.

GE 2007 ANNUAL REPORT PAGE 60

Management's Discussion and Analysis

We use our historical experience and our short and long-range business forecasts to provide insight. Further, our global and diversified business portfolio gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. Amounts recorded for deferred tax assets related to non-U.S. net operating losses, net of valuation allowance were $1.7 billion and $1.5 billion at December 31, 2007 and 2006, respectively. Such year-end 2007 amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Further information on income taxes is provided in the Operations - Overview section and in notes 7 and 20.

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

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. This test is conducted each reporting period. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, subject to third-party confirmation.

At December 31, 2007, derivative assets and liabilities were $3.6 billion and $2.6 billion, respectively. Further information about our use of derivatives is provided in notes 17, 22 and 26.

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

Further information is provided in notes 19 and 28.

Other Information

New Accounting Standards

On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, which defines fair value, establishes a new framework for measuring that value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 established market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs. SFAS 157 will require, among other things, expanded disclosure about fair value measurements that have a significant portion of the value determined using unobservable inputs (level 3 measurements). The standard applies prospectively to new fair value measurements performed after the required effective dates, which are as follows: on January 1, 2008, the standard applied to our measurements of the fair values of financial instruments and recurring fair value measurements of non-financial assets and liabilities; on January 1, 2009, the standard will apply to all remaining fair value measurements, including non-recurring measurements of non-financial assets and liabilities such as measurement of potential impairments of goodwill, other intangible assets and other long-lived assets. It also will apply to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations. On January 18, 2008, the FASB issued proposed FASB Staff Position (FSP) FAS 157-c, Measuring Liabilities under Statement 157, which will modify the definition of fair value by requiring estimation of the proceeds that would be received if the entity were to issue the liability at the measurement date. Further revisions to the measurement guidance are possible and we are monitoring emerging interpretations and developments. SFAS 157 will not have a material effect on our earnings or financial position and will have no effect on our cash flows.

On February 15, 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. Under this standard, we may elect to report individual financial instruments and certain other items at fair value with changes in value reported in operations. Once made, this election is irrevocable for those items. SFAS 159 was effective for us on January 1, 2008, and we made the election for $0.2 billion of assets.

GE 2007 ANNUAL REPORT PAGE 61

Management's Discussion and Analysis

On December 4, 2007, the FASB issued SFAS 141R, Business Combinations, which we will adopt on January 1, 2009. This standard will significantly change the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

•	Transaction costs will generally be expensed. Certain such costs are presently treated as costs of the acquisition.

•
In-process research and development (IPR&D) will be accounted for as an asset, with the cost recognized as the research and development is realized or abandoned. IPR&D is presently expensed at the time of the acquisition.

•
Contingencies, including contingent consideration, will generally be recorded at fair value with subsequent adjustments recognized in operations. Contingent consideration is presently accounted for as an adjustment of purchase price.

•
Decreases in valuation allowances on acquired deferred tax assets will be recognized in operations. Such changes previously were considered to be subsequent changes in consideration and were recorded as decreases in goodwill.

Generally, the effects of SFAS 141R will depend on future acquisitions.

On December 4, 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which we will adopt on January 1, 2009. This standard will significantly change the accounting and reporting related to noncontrolling interests in a consolidated subsidiary. After adoption, noncontrolling interests ($8.0 billion and $7.5 billion at December 31, 2007 and 2006, respectively) will be classified as shareowners’ equity, a change from its current classification between liabilities and shareowners’ equity. Earnings attributable to minority interests ($0.9 billion in each of the most recent three years) will be included in net earnings, although such earnings will continue to be deducted to measure earnings per share. Purchases and sales of minority interests will be reported in equity, deferring, perhaps permanently, our recognition of the economic gain or loss on partial dispositions. Gains on sales of minority interests that would not have been in net earnings under SFAS 160 amounted to $0.4 billion and $0.3 billion in 2007 and 2006, respectively.

Selected Financial Data

The facing page is divided into three sections: upper portion - consolidated data; middle portion - GE data that reflect various conventional measurements for such enterprises; and lower portion - GECS data that reflect key information pertinent to financial services businesses.

GE’S TOTAL RESEARCH AND DEVELOPMENT expenditures were $4.1 billion in 2007, compared with $3.5 billion and $3.2 billion in 2006 and 2005, respectively. In 2007, expenditures from GE’s own funds were $3.0 billion compared with $2.8 billion in 2006. Expenditures funded by customers (mainly the U.S. government) were $1.1 billion in 2007 and $0.7 billion in 2006.

Expenditures reported above reflect the definition of research and development required by U.S. generally accepted accounting principles. For operating and management purposes, we consider amounts spent on product and services technology to include our reported research and development expenditures, but also amounts for improving our existing products and services, and the productivity of our plant, equipment and processes. On this basis, our technology expenditures in 2007 were $5.5 billion.

GE’S TOTAL BACKLOG of firm unfilled orders at the end of 2007 was $65.6 billion, an increase of 42% from year-end 2006, reflecting increased demand at Infrastructure. Of the total backlog, $49.4 billion related to products, of which 64% was scheduled for delivery in 2008. Product services orders, included in this reported backlog for only the succeeding 12 months, were $16.2 billion at the end of 2007. Orders constituting this backlog may be cancelled or deferred by customers, subject in certain cases to penalties. See the Segment Operations section for further information.

GE 2007 ANNUAL REPORT PAGE 62

Management's Discussion and Analysis

Selected Financial Data

(Dollars in millions; per-share amounts in dollars)	2007	2006	2005	2004	2003

GENERAL ELECTRIC COMPANY AND
CONSOLIDATED AFFILIATES
Revenues	$172,738	$151,843	$136,580	$124,176	$104,624
Earnings from continuing operations before accounting changes	22,468	19,380	17,354	15,638	13,277
Earnings (loss) from discontinued operations, net of taxes	(260)	1,362	(634)	1,584	2,828
Earnings before accounting changes	22,208	20,742	16,720	17,222	16,105
Net earnings	22,208	20,742	16,720	17,222	15,518
Dividends declared	11,713	10,675	9,647	8,594	7,759
Return on average shareowners’ equity(a)	20.4%	19.9%	18.2%	16.2%	17.1%
Per share
Earnings from continuing operations before
accounting changes - diluted	$2.20	$1.86	$1.64	$1.50	$1.32
Earnings (loss) from discontinued operations - diluted	(0.03)	0.13	(0.06)	0.15	0.28
Earnings before accounting changes - diluted	2.17	2.00	1.57	1.65	1.60
Net earnings - diluted	2.17	2.00	1.57	1.65	1.54
Earnings from continuing operations before
accounting changes - basic	2.21	1.87	1.64	1.50	1.33
Earnings (loss) from discontinued operations - basic	(0.03)	0.13	(0.06)	0.15	0.28
Earnings before accounting changes - basic	2.18	2.00	1.58	1.66	1.61
Net earnings - basic	2.18	2.00	1.58	1.66	1.55
Dividends declared	1.15	1.03	0.91	0.82	0.77
Stock price range	42.15-33.90	38.49-32.06	37.34-32.67	37.75-28.88	32.42-21.30
Year-end closing stock price	37.07	37.21	35.05	36.50	30.98
Total assets of continuing operations	788,568	676,808	590,487	580,862	484,703
Total assets	795,337	696,683	673,210	750,252	647,395
Long-term borrowings	319,015	260,752	212,170	207,788	170,194
Shares outstanding - average (in thousands)	10,182,083	10,359,320	10,569,805	10,399,629	10,018,587
Shareowner accounts - average	608,000	624,000	634,000	658,000	670,000
Employees at year end
United States	155,000	155,000	161,000	165,000	155,000
Other countries	172,000	164,000	155,000	142,000	150,000
Total employees	327,000	319,000	316,000 (b)	307,000	305,000
GE DATA
Short-term borrowings	$4,106	$2,076	$972	$3,252	$2,398
Long-term borrowings	11,656	9,043	8,986	7,561	8,289
Minority interest	6,503	5,544	5,308	7,236	663
Shareowners’ equity	115,559	111,509	108,633	110,181	78,873
Total capital invested	$137,824	$128,172	$123,899	$128,230	$90,223
Return on average total capital invested(a)	18.9%	18.6%	16.8%	14.9%	15.7%
Borrowings as a percentage of total capital invested(a)	11.4%	8.7%	8.0%	9.0%	11.8%
Working capital(a)	$5,186	$6,649	$7,266	$7,163	$4,211
GECS DATA
Revenues	$72,186	$61,626	$55,207	$50,682	$41,795
Earnings from continuing operations before accounting changes	12,428	10,255	9,004	7,661	5,871
Earnings (loss) from discontinued operations, net of taxes	(2,127)	403	(1,427)	1,067	2,442
Earnings before accounting changes	10,301	10,658	7,577	8,728	8,313
Net earnings	10,301	10,658	7,577	8,728	7,974
Shareowner’s equity	57,676	54,097	50,812	54,379	45,790
Total borrowings	500,925	426,266	362,046	355,470	316,562
Ratio of debt to equity at GE Capital	8.10:1	7.52:1	7.09:1	6.45:1	6.62:1
Total assets	$646,139	$564,668	$540,584	$618,614	$554,877

Transactions between GE and GECS have been eliminated from the consolidated information.
(a)	Indicates terms are defined in the Glossary.
(b)	Excludes employees of Genworth in 2005 as a result of the third quarter deconsolidation.

GE 2007 ANNUAL REPORT PAGE 63

Audited Financial Statements

Statement of Earnings

	General Electric Company and consolidated affiliates
For the years ended December 31 (In millions; per-share amounts in dollars)	2007	2006	2005

REVENUES
Sales of goods	$60,670	$55,181	$50,727
Sales of services	38,856	36,329	32,839
Other income (note 3)	3,019	2,154	1,673
GECS earnings from continuing operations	-	-	-
GECS revenues from services (note 4)	70,193	58,179	51,341
Total revenues	172,738	151,843	136,580
COSTS AND EXPENSES (note 5)
Cost of goods sold	47,309	43,279	39,169
Cost of services sold	25,816	23,494	20,615
Interest and other financial charges	23,787	18,896	14,811
Investment contracts, insurance losses and insurance
annuity benefits	3,469	3,213	3,374
Provision for losses on financing receivables (note 13)	4,546	3,130	3,239
Other costs and expenses	40,297	35,639	33,278
Minority interest in net earnings of consolidated affiliates	916	862	916
Total costs and expenses	146,140	128,513	115,402
EARNINGS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	26,598	23,330	21,178
Provision for income taxes (note 7)	(4,130)	(3,950)	(3,824)
EARNINGS FROM CONTINUING OPERATIONS	22,468	19,380	17,354
Earnings (loss) from discontinued operations, net of taxes (note 2)	(260)	1,362	(634)
NET EARNINGS	$22,208	$20,742	$16,720
Per-share amounts (note 8)
Per-share amounts - earnings from continuing operations
Diluted earnings per share	$2.20	$1.86	$1.64
Basic earnings per share	2.21	1.87	1.64
Per-share amounts - net earnings
Diluted earnings per share	2.17	2.00	1.57
Basic earnings per share	2.18	2.00	1.58
DIVIDENDS DECLARED PER SHARE	$1.15	$1.03	$0.91

Consolidated Statement of Changes in Shareowners’ Equity

(In millions)	2007	2006	2005

CHANGES IN SHAREOWNERS’ EQUITY (note 22)
Balance at January 1	$111,509	$108,633	$110,181
Dividends and other transactions with shareowners	(23,102)	(17,983)	(13,249)
Changes other than transactions with shareowners
Investment securities - net	(1,484)	(223)	(437)
Currency translation adjustments - net	4,527	3,649	(4,318)
Cash flow hedges - net	(539)	223	(47)
Benefit plans - net	2,566	287	(217)
Total changes other than earnings	5,070	3,936	(5,019)
Increases attributable to net earnings	22,208	20,742	16,720
Total changes other than transactions with shareowners	27,278	24,678	11,701
Cumulative effect of changes in accounting principles(a)	(126)	(3,819)	-
Balance at December 31	$115,559	$111,509	$108,633

(a)	The effect of the 2006 accounting change was previously included in the caption “Benefit plans - net.”
See accompanying notes.

GE 2007 ANNUAL REPORT PAGE 64

Audited Financial Statements

Statement of Earnings (Continued)

	GE			GECS
For the years ended December 31 (In millions; per-share amounts in dollars)	2007	2006	2005	2007	2006	2005

REVENUES
Sales of goods	$60,374	$53,221	$48,268	$718	$2,384	$2,528
Sales of services	39,422	36,698	33,139	-	-	-
Other income (note 3)	3,371	2,307	1,754	-	-	-
GECS earnings from continuing operations	12,428	10,255	9,004	-	-	-
GECS revenues from services (note 4)	-	-	-	71,468	59,242	52,679
Total revenues	115,595	102,481	92,165	72,186	61,626	55,207
COSTS AND EXPENSES (note 5)
Cost of goods sold	47,103	41,501	36,869	628	2,204	2,369
Cost of services sold	26,382	23,863	20,915	-	-	-
Interest and other financial charges	1,993	1,668	1,319	22,731	17,857	14,045
Investment contracts, insurance losses and insurance
annuity benefits	-	-	-	3,647	3,419	3,574
Provision for losses on financing receivables (note 13)	-	-	-	4,546	3,130	3,239
Other costs and expenses	14,148	12,893	12,316	26,661	23,125	21,628
Minority interest in net earnings of consolidated affiliates	707	624	714	209	238	202
Total costs and expenses	90,333	80,549	72,133	58,422	49,973	45,057
EARNINGS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	25,262	21,932	20,032	13,764	11,653	10,150
Provision for income taxes (note 7)	(2,794)	(2,552)	(2,678)	(1,336)	(1,398)	(1,146)
EARNINGS FROM CONTINUING OPERATIONS	22,468	19,380	17,354	12,428	10,255	9,004
Earnings (loss) from discontinued operations,
net of taxes (note 2)	(260)	1,362	(634)	(2,127)	403	(1,427)
NET EARNINGS	$22,208	$20,742	$16,720	$10,301	$10,658	$7,577

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2007 ANNUAL REPORT PAGE 65

Audited Financial Statements

Statement of Financial Position

	General Electric Company and consolidated affiliates
At December 31 (In millions, except share amounts)	2007	2006

ASSETS
Cash and equivalents	$15,747	$14,099
Investment securities (note 9)	45,428	47,806
Current receivables (note 10)	22,259	19,617
Inventories (note 11)	12,897	10,032
Financing receivables - net (notes 12 and 13)	377,660	321,736
Other GECS receivables	16,527	16,903
Property, plant and equipment - net (note 14)	77,895	70,650
Investment in GECS	-	-
Goodwill (note 15)	81,116	71,399
Other intangible assets - net (note 15)	16,178	12,915
All other assets (note 16)	122,861	91,651
Assets of discontinued operations (note 2)	6,769	19,875
Total assets	$795,337	$696,683
LIABILITIES AND EQUITY
Short-term borrowings (note 17)	$195,101	$172,013
Accounts payable, principally trade accounts	21,398	20,632
Progress collections and price adjustments accrued	9,885	4,597
Dividends payable	3,100	2,878
Other GE current liabilities	16,629	17,944
Long-term borrowings (note 17)	319,015	260,752
Investment contracts, insurance liabilities and insurance
annuity benefits (note 18)	34,068	34,501
All other liabilities (note 19)	58,606	47,510
Deferred income taxes (note 20)	12,144	14,110
Liabilities of discontinued operations (note 2)	1,828	2,744
Total liabilities	671,774	577,681
Minority interest in equity of consolidated affiliates (note 21)	8,004	7,493
Common stock (9,987,599,000 and 10,277,373,000 shares
outstanding at year-end 2007 and 2006, respectively)	669	669
Accumulated gains (losses) - net
Investment securities	124	1,608
Currency translation adjustments	10,708	6,181
Cash flow hedges	(668)	(129)
Benefit plans	(1,840)	(4,406)
Other capital	26,100	25,486
Retained earnings	117,362	106,993
Less common stock held in treasury	(36,896)	(24,893)
Total shareowners’ equity (notes 22 and 23)	115,559	111,509
Total liabilities and equity	$795,337	$696,683
The sum of accumulated gains (losses) on investment securities, currency translation adjustments, cash flow hedges and benefit plans constitutes “Accumulated nonowner changes other than earnings,” as shown in note 22, and was $8,324 million and $3,254 million at December 31, 2007 and 2006, respectively.

See accompanying notes.

GE 2007 ANNUAL REPORT PAGE 66

Audited Financial Statements

Statement of Financial Position (Continued)

	GE		GECS
At December 31 (In millions, except share amounts)	2007	2006	2007	2006

ASSETS
Cash and equivalents	$6,702	$4,480	$9,455	$12,452
Investment securities (note 9)	343	342	45,093	47,472
Current receivables (note 10)	15,093	13,766	-	-
Inventories (note 11)	12,834	9,978	63	54
Financing receivables - net (notes 12 and 13)	-	-	385,604	328,589
Other GECS receivables	-	-	22,091	21,690
Property, plant and equipment - net (note 14)	14,142	12,675	63,753	57,975
Investment in GECS	57,676	54,097	-	-
Goodwill (note 15)	55,689	48,645	25,427	22,754
Other intangible assets - net (note 15)	11,633	9,739	4,545	3,176
All other assets (note 16)	40,608	33,442	83,405	59,387
Assets of discontinued operations (note 2)	66	8,756	6,703	11,119
Total assets	$214,786	$195,920	$646,139	$564,668
LIABILITIES AND EQUITY
Short-term borrowings (note 17)	$4,106	$2,076	$192,421	$173,313
Accounts payable, principally trade accounts	11,120	10,969	14,774	13,803
Progress collections and price adjustments accrued	10,374	5,248	-	-
Dividends payable	3,100	2,878	-	-
Other GE current liabilities	16,629	17,944	-	-
Long-term borrowings (note 17)	11,656	9,043	308,504	252,953
Investment contracts, insurance liabilities and insurance
annuity benefits (note 18)	-	-	34,359	34,807
All other liabilities (note 19)	32,046	26,930	26,625	20,691
Deferred income taxes (note 20)	3,391	1,540	8,753	12,570
Liabilities of discontinued operations (note 2)	302	2,239	1,526	485
Total liabilities	92,724	78,867	586,962	508,622
Minority interest in equity of consolidated affiliates (note 21)	6,503	5,544	1,501	1,949
Common stock (9,987,599,000 and 10,277,373,000 shares
outstanding at year-end 2007 and 2006, respectively)	669	669	1	1
Accumulated gains (losses) - net
Investment securities	124	1,608	110	1,594
Currency translation adjustments	10,708	6,181	7,472	4,837
Cash flow hedges	(668)	(129)	(727)	(171)
Benefit plans	(1,840)	(4,406)	(105)	(278)
Other capital	26,100	25,486	12,574	12,537
Retained earnings	117,362	106,993	38,351	35,577
Less common stock held in treasury	(36,896)	(24,893)	-	-
Total shareowners’ equity (notes 22 and 23)	115,559	111,509	57,676	54,097
Total liabilities and equity	$214,786	$195,920	$646,139	$564,668

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2007 ANNUAL REPORT PAGE 67

Audited Financial Statements

Statement of Cash Flows

	General Electric Company and consolidated affiliates
For the years ended December 31 (In millions)	2007	2006	2005

CASH FLOWS - OPERATING ACTIVITIES
Net earnings	$22,208	$20,742	$16,720
Loss (earnings) from discontinued operations	260	(1,362)	634
Adjustments to reconcile net earnings to cash provided
from operating activities
Depreciation and amortization of property, plant and equipment	10,278	8,459	7,841
Earnings from continuing operations retained by GECS	-	-	-
Deferred income taxes	623	1,710	(1,063)
Decrease (increase) in GE current receivables	980	(2,205)	(1,090)
Decrease (increase) in inventories	(1,494)	(1,481)	(556)
Increase (decrease) in accounts payable	469	(36)	240
Increase in GE progress collections	4,458	927	510
Provision for losses on GECS financing receivables	4,546	3,130	3,239
All other operating activities	657	2,152	3,628
Cash from operating activities - continuing operations	42,985	32,036	30,103
Cash from (used for) operating activities - discontinued operations	2,982	(1,390)	7,588
CASH FROM OPERATING ACTIVITIES	45,967	30,646	37,691

CASH FLOWS - INVESTING ACTIVITIES
Additions to property, plant and equipment	(17,870)	(15,912)	(13,762)
Dispositions of property, plant and equipment	8,460	6,796	6,019
Net increase in GECS financing receivables	(47,121)	(37,651)	(15,834)
Proceeds from sales of discontinued operations	11,574	11,009	8,106
Proceeds from principal business dispositions	2,746	1,883	476
Payments for principal businesses purchased	(17,215)	(11,573)	(11,436)
All other investing activities	(10,275)	(4,553)	(350)
Cash used for investing activities - continuing operations	(69,701)	(50,001)	(26,781)
Cash from (used for) investing activities - discontinued operations	(2,723)	(1,401)	(8,318)
CASH USED FOR INVESTING ACTIVITIES	(72,424)	(51,402)	(35,099)

CASH FLOWS - FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of 90 days or less)	2,339	4,527	(4,622)
Newly issued debt (maturities longer than 90 days)	100,866	88,360	66,524
Repayments and other reductions (maturities longer than 90 days)	(49,826)	(49,337)	(53,130)
Net purchases of GE shares for treasury	(12,319)	(8,554)	(4,844)
Dividends paid to shareowners	(11,492)	(10,420)	(9,352)
All other financing activities	(1,204)	(1,174)	(1,128)
Cash from (used for) financing activities - continuing operations	28,364	23,402	(6,552)
Cash from (used for) financing activities - discontinued operations	(152)	(171)	433
CASH FROM (USED FOR) FINANCING ACTIVITIES	28,212	23,231	(6,119)

INCREASE (DECREASE) IN CASH AND EQUIVALENTS DURING YEAR	1,755	2,475	(3,527)
Cash and equivalents at beginning of year	14,276	11,801	15,328
Cash and equivalents at end of year	16,031	14,276	11,801
Less cash and equivalents of discontinued operations at end of year	284	177	3,139
Cash and equivalents of continuing operations at end of year	$15,747	$14,099	$8,662
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	$(23,340)	$(18,438)	$(16,593)
Cash recovered (paid) during the year for income taxes	(2,912)	(2,869)	(3,254)

See accompanying notes.

GE 2007 ANNUAL REPORT PAGE 68

Audited Financial Statements

Statement of Cash Flows (Continued)

	GE			GECS
For the years ended December 31 (In millions)	2007	2006	2005	2007	2006	2005

CASH FLOWS - OPERATING ACTIVITIES
Net earnings	$22,208	$20,742	$16,720	$10,301	$10,658	$7,577
Loss (earnings) from discontinued operations	260	(1,362)	634	2,127	(403)	1,427
Adjustments to reconcile net earnings to cash
provided from operating activities
Depreciation and amortization of property,
plant and equipment	2,149	1,953	1,845	8,129	6,506	5,996
Earnings from continuing operations retained by GECS	(5,137)	(408)	(1,188)	-	-	-
Deferred income taxes	564	703	(119)	59	1,007	(944)
Decrease (increase) in GE current receivables	14	760	(382)	-	-	-
Decrease (increase) in inventories	(1,496)	(1,458)	(586)	2	(23)	30
Increase (decrease) in accounts payable	(1,073)	289	891	1,784	185	(310)
Increase in GE progress collections	4,620	927	510	-	-	-
Provision for losses on GECS financing receivables	-	-	-	4,546	3,130	3,239
All other operating activities	1,192	1,626	1,577	(524)	723	1,918
Cash from operating activities - continuing operations	23,301	23,772	19,902	26,424	21,783	18,933
Cash from (used for) operating activities -
discontinued operations	(857)	855	1,707	3,839	(2,245)	5,881
CASH FROM OPERATING ACTIVITIES	22,444	24,627	21,609	30,263	19,538	24,814

CASH FLOWS - INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,968)	(2,913)	(2,225)	(15,219)	(13,170)	(11,597)
Dispositions of property, plant and equipment	-	-	-	8,460	6,796	6,019
Net increase in GECS financing receivables	-	-	-	(45,368)	(40,563)	(16,388)
Proceeds from sales of discontinued operations	10,826	1,987	-	117	9,022	8,106
Proceeds from principal business dispositions	1,047	1,497	267	1,699	386	209
Payments for principal businesses purchased	(9,645)	(4,274)	(4,269)	(7,570)	(7,299)	(7,167)
All other investing activities	(1,697)	100	1,519	(8,931)	(5,945)	(2,444)
Cash used for investing activities - continuing operations	(2,437)	(3,603)	(4,708)	(66,812)	(50,773)	(23,262)
Cash from (used for) investing activities -
discontinued operations	1,003	(914)	(1,733)	(3,726)	(487)	(6,585)
CASH USED FOR INVESTING ACTIVITIES	(1,434)	(4,517)	(6,441)	(70,538)	(51,260)	(29,847)

CASH FLOWS - FINANCING ACTIVITIES
Net increase (decrease) in borrowings (maturities of
90 days or less)	(3,284)	1,233	(418)	3,398	6,464	(4,040)
Newly issued debt (maturities longer than 90 days)	8,751	130	1,704	92,016	88,276	65,055
Repayments and other reductions (maturities longer
than 90 days)	(298)	(93)	(3,424)	(49,528)	(49,244)	(49,706)
Net purchases of GE shares for treasury	(12,319)	(8,554)	(4,844)	-	-	-
Dividends paid to shareowners	(11,492)	(10,420)	(9,352)	(7,291)	(9,847)	(7,816)
All other financing activities	-	-	-	(1,204)	(1,174)	(1,128)
Cash from (used for) financing activities -
continuing operations	(18,642)	(17,704)	(16,334)	37,391	34,475	2,365
Cash from (used for) financing activities -
discontinued operations	(146)	59	26	(6)	(230)	407
CASH FROM (USED FOR) FINANCING ACTIVITIES	(18,788)	(17,645)	(16,308)	37,385	34,245	2,772

INCREASE (DECREASE) IN CASH AND
EQUIVALENTS DURING YEAR	2,222	2,465	(1,140)	(2,890)	2,523	(2,261)
Cash and equivalents at beginning of year	4,480	2,015	3,155	12,629	10,106	12,367
Cash and equivalents at end of year	6,702	4,480	2,015	9,739	12,629	10,106
Less cash and equivalents of discontinued operations
at end of year	-	-	-	284	177	3,139
Cash and equivalents of continuing operations at end of year	$6,702	$4,480	$2,015	$9,455	$12,452	$6,967
SUPPLEMENTAL DISCLOSURE OF CASH
FLOWS INFORMATION
Cash paid during the year for interest	$(1,466)	$(1,343)	$(1,075)	$(21,874)	$(17,095)	$(15,518)
Cash recovered (paid) during the year for income taxes	(4,036)	(2,203)	(1,829)	1,124	(666)	(1,425)

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns.

GE 2007 ANNUAL REPORT PAGE 69

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

•	CONSOLIDATED This represents the adding together of GE and GECS, giving effect to the elimination of transactions between GE and GECS.

•
OPERATING SEGMENTS These comprise our six businesses, focused on the broad markets they serve: Infrastructure, Commercial Finance, GE Money, Healthcare, NBC Universal and Industrial. For segment reporting purposes, certain GECS businesses including Aviation Financial Services, Energy Financial Services and Transportation Finance are reported in the Infrastructure segment because Infrastructure actively manages such businesses and reports their results for internal performance measurement purposes. During the fourth quarter of 2007, we transferred the Equipment Services business from the Industrial segment to the Commercial Finance segment, where a portion of the business is reported in Capital Solutions. Prior period information has been reclassified to be consistent with the current organization.

Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations. Certain of our operations have been presented as discontinued. See note 2.

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

Sales of goods and services

We record all sales of goods and services only when a firm sales agreement is in place, delivery has occurred or services have been rendered and collectibility of the fixed or determinable sales price is reasonably assured. If customer acceptance of goods is not assured, we record sales only upon formal customer acceptance.

Sales of goods in the Industrial segment typically do not include multiple product and/or services elements. In contrast, sales of goods in the Infrastructure and Healthcare segments sometimes include multiple components. In such agreements, the amount assigned to each component is based on the total price and the undelivered component’s objectively determined fair value, determined from sources such as the separate selling price for that or a similar component or from competitor prices for similar components. If fair value of the undelivered component cannot be determined satisfactorily, we defer sales recognition until it is delivered. When an undelivered performance obligation is inconsequential or perfunctory, we recognize sales on the total contract and provide for the cost of the unperformed obligation.

Except as otherwise noted, we do not provide for anticipated losses before we record sales. We often sell consumer products, home videos and computer hardware and software products with a right of return. We use our accumulated experience to estimate and provide for such returns when we record the sale. Except for goods sold under long-term agreements, we recognize sales of goods under the provisions of U.S. Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition (SAB 104). Among other things, we recognize such sales when we have no risk of transit damage, a policy that in certain cases requires us to delay recognition of otherwise qualified sales until the goods have been physically delivered.

We account for revenue recognition on agreements for sales of goods and services under power generation unit and uprate contracts; nuclear fuel assemblies; larger oil drilling equipment projects; turbo-machinery unit contracts; military development contracts; and long-term construction projects, including construction of information technology systems in our Healthcare segment, under AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under SOP 81-1, we estimate total contract revenue net of price concessions as well as total contract costs. For goods sold under power generation unit and uprate contracts, nuclear fuel assemblies, turbo-machinery unit contracts and military development contracts, we recognize sales as we complete major contract-specified deliverables,

GE 2007 ANNUAL REPORT PAGE 70

Notes to Consolidated Financial Statements

most often when customers receive title to the goods or accept the services as performed. For larger oil drilling equipment projects and long-term construction projects, we recognize sales based on our progress towards contract completion measured by actual costs incurred in relation to our estimate of total expected costs. We measure SOP 81-1 revenues by applying our contract-specific estimated margin rates to incurred costs. We routinely update our estimates of future costs for agreements in process and report any cumulative effects of such adjustments in current operations. We provide for any loss that we expect to incur on these agreements when that loss is probable.

We recognize revenue upon delivery for sales of aircraft engines, military propulsion equipment and related spare parts not sold under long-term product services agreements. Delivery of large and small commercial engines, non-U.S. military equipment and all related spare parts occurs on shipment; delivery of military propulsion equipment sold to the U.S. Government or agencies thereof occurs upon receipt of a Material Inspection and Receiving Report, DD Form 250. Large commercial engines (CF6, CFM56, GE90, GEnx and GP7000) are complex aerospace equipment manufactured to customer order under a variety of sometimes-complex, long-term agreements. We measure sales of large commercial engines by applying our contract-specific estimated margin rates to incurred costs. We routinely update our estimates of future costs for large commercial engine agreements in process and report any cumulative effects of such adjustments in current operations. We measure revenue for small aircraft engines, military propulsion equipment and spare parts not subject to long-term product services agreements based on the specific contract on a specifically-measured output basis, although no faster than ratably. We provide for any loss that we expect to incur on these agreements when that loss is probable; consistent with industry practice, for commercial engines, we make such provision only if such losses are not recoverable from future highly probable sales of spare parts for those engines.

We sell product services under long-term agreements in our Infrastructure segment, principally Aviation, Energy and Transportation, where costs of performing services are incurred on other than a straight-line basis. We also sell product services in Healthcare, where such costs are expected to be on a straight-line basis. All of these agreements are accounted for under FASB Technical Bulletin (FTB) 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. For the Infrastructure FTB 90-1 agreements, we recognize related sales based on the extent of our progress towards completion measured by actual costs incurred in relation to total expected costs. We routinely update our estimates of future costs for agreements in process and report any cumulative effects of such adjustments in current operations. For the Healthcare FTB 90-1 agreements, we recognize revenues on a straight-line basis and expense related costs as incurred. We provide for any loss that we expect to incur on any of these agreements when that loss is probable.

NBC Universal records broadcast and cable television and Internet advertising sales when advertisements are aired, net of provision for any viewer shortfalls (make goods). We record sales from theatrical distribution of films as the films are exhibited; sales of home videos, net of a return provision, when the videos are delivered to and available for sale by retailers; fees from cable/satellite operators when services are provided; and licensing of film and television programming when we make the material available for airing.

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

GE 2007 ANNUAL REPORT PAGE 71

Notes to Consolidated Financial Statements

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

The cost of individually significant customer relationships is amortized in proportion to estimated total related sales; cost of other intangible assets is amortized on a straight-line basis over the asset’s estimated economic life. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. See notes 14 and 15.

NBC Universal film and television costs

We defer film and television production costs, including direct costs, production overhead, development costs and interest. We do not defer costs of exploitation, which principally comprise costs of film and television program marketing and distribution. We amortize deferred film and television production costs, as well as associated participation and residual costs, on an individual production basis using the ratio of the current period’s gross revenues to estimated total remaining gross revenues from all sources; we state such costs at the lower of amortized cost or fair value. Estimates of total revenues and costs are based on anticipated release patterns, public acceptance and historical results for similar products. We defer the costs of acquired broadcast material, including rights to material for use on NBC Universal’s broadcast and cable/satellite television networks, at the earlier of acquisition or when the license period begins and the material is available for use. We amortize acquired broadcast material and rights when we broadcast the associated programs; we state such costs at the lower of amortized cost or net realizable value.

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

We write off unsecured closed-end installment loans at 120 days contractually past due and unsecured open-ended revolving loans at 180 days contractually past due. We write down consumer loans secured by collateral other than residential real estate to the fair value of the collateral, less costs to sell, when such loans are 120 days past due. Consumer loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due. During 2007, we conformed our reserving methodology in our residential mortgage loan portfolios. Unsecured consumer loans in bankruptcy are written off within 60 days of notification of filing by the bankruptcy court or within contractual write-off periods, whichever occurs earlier.

Our commercial loan and lease portfolio consists of a variety of loans and leases, including both larger balance, non-homogenous loans and leases and smaller balance homogenous commercial and equipment loans and leases. Losses on such loans and leases are recorded when probable and estimable. We routinely survey our entire portfolio for potential specific credit or collection issues that might indicate an impairment. For larger balance, non-homogenous loans and leases, this survey first considers the financial status, payment history, collateral value, industry conditions and guarantor support related to specific customers. Any delinquencies or bankruptcies are indications of potential impairment requiring further assessment of collectibility. We routinely receive financial as well as rating agency reports on our customers, and we elevate for further attention those customers whose operations we judge to be marginal or deteriorating. We also elevate customers for further attention when we observe a decline in collateral values for asset-based loans. While collateral values are not always available, when we observe such a decline, we evaluate relevant markets to assess recovery alternatives-for example, for real estate loans, relevant markets are local; for aircraft loans, relevant markets are global. We provide allowances based on our evaluation of all available information, including expected future cash flows, fair value of collateral, net of disposal costs, and the secondary market value of the financing receivables. After providing for specific incurred losses, we then determine an allowance for losses that have been incurred in the balance of the portfolio but cannot yet be identified to a specific loan or lease. This estimate is based on historical and projected default rates and loss severity, and it is prepared by each respective line of business.

Experience is not available with new products; therefore, while we are developing that experience, we set loss allowances based on our experience with the most closely analogous products in our portfolio.

GE 2007 ANNUAL REPORT PAGE 72

Notes to Consolidated Financial Statements

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

Partial sales of business interests

We record gains or losses on sales of their own shares by affiliates except when realization of gains is not reasonably assured, in which case we record the results in shareowners’ equity. We record gains or losses on sales of interests in commercial and military engine and turbo-machinery equipment programs.

Cash and equivalents

Debt securities with original maturities of three months or less are included in cash equivalents unless designated as available-for-sale and classified as investment securities.

Investment securities

We report investments in debt and marketable equity securities, and equity securities in our insurance portfolio, at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Unrealized gains and losses on available-for-sale investment securities are included in shareowners’ equity, net of applicable taxes and other adjustments. We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds market value, the duration of that market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method. Unrealized gains and losses on investment securities classified as trading and certain retained interests are included in earnings.

Inventories

All inventories are stated at the lower of cost or realizable values. Cost for a significant portion of GE U.S. inventories is determined on a last-in, first-out (LIFO) basis. Cost of other GE inventories is determined on a first-in, first-out (FIFO) basis. LIFO was used for 56% and 49% of GE inventories at December 31, 2007 and 2006, respectively. GECS inventories consist of finished products held for sale; cost is determined on a FIFO basis.

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

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. The cost of intangible assets is amortized on a straight-line basis over the asset’s estimated economic life, except that individually significant customer-related intangible assets are amortized in relation to total related sales. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required.

GECS investment contracts, insurance liabilities and insurance annuity benefits

Certain entities, which we consolidate, provide guaranteed investment contracts to states, municipalities and municipal authorities.

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

GE 2007 ANNUAL REPORT PAGE 73

Notes to Consolidated Financial Statements

Liabilities for unpaid claims and claims adjustment expenses represent our best estimate of the ultimate obligations for reported and incurred-but-not-reported claims and the related estimated claim settlement expenses. Liabilities for unpaid claims and claims adjustment expenses are continually reviewed and adjusted through current operations.

Accounting changes

On January 1, 2007, we adopted FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, and FASB Staff Position (FSP) FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction. Among other things, FIN 48 requires application of a “more likely than not” threshold to the recognition and derecognition of tax positions. FSP FAS 13-2 requires recalculation of returns on leveraged leases when there is a change in the timing or projected timing of cash flows relating to income taxes associated with such leases. The January 1, 2007, transition reduced our retained earnings by $126 million, $49 million associated with FIN 48 and $77 million with FSP FAS 13-2. Of this total, $89 million was a decrease in goodwill and $77 million was a decrease in financing receivables-net, partially offset by a $40 million decrease in income tax liabilities.

On January 1, 2007, we adopted FASB Statement of Financial Accounting Standards (SFAS) 155, Accounting for Certain Hybrid Financial Instruments. This statement amended SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, to include within its scope prepayment features in newly created or acquired retained interests related to securitizations. SFAS 155 changed the basis on which we recognize earnings on these retained interests from level yield to fair value. See notes 9 and 27.

We adopted SFAS 123 (Revised 2004), Share-Based Payment (SFAS 123R) and related FSPs, effective January 1, 2006. Among other things, SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method that we adopted voluntarily in 2002, and classification of excess tax benefits associated with share-based compensation deductions as cash from financing activities rather than cash from operating activities. We chose the modified prospective transition method, which requires that the new guidance be applied to the unvested portion of all outstanding stock option grants as of January 1, 2006, and to new grants after that date. We further applied the alternative transition method provided in FSP FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. The transitional effects of SFAS 123R and related FSPs consisted of a reduction in net earnings of $10 million for the year ended December 31, 2006, to expense the unvested portion of options granted in 2001; and classification of $173 million related to excess tax benefits from share-based compensation deductions as cash from financing activities in our Statement of Cash Flows beginning in 2006, which previously would have been included in cash from operating activities.

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, became effective for us as of December 31, 2006, and requires recognition of an asset or liability in the statement of financial position reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in shareowners’ equity. SFAS 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations. The incremental effect of the initial adoption of SFAS 158 reduced our shareowners’ equity at December 31, 2006, by $3,819 million.

Note 2

Discontinued Operations

We classified our Japanese personal loan business (Lake), our U.S. mortgage business (WMC), Plastics, Advanced Materials, GE Life, Genworth Financial, Inc. (Genworth) and most of GE Insurance Solutions Corporation (GE Insurance Solutions) as discontinued operations. Associated results of operations, financial position and cash flows are separately reported for all periods presented.

WMC

In December 2007, we completed the sale of our U.S. mortgage business for $117 million in cash. In connection with the transaction, certain contractual obligations and potential liabilities related to previously sold loans were retained. We sold this business because of continued pressures in the U.S. subprime mortgage industry. As a result, we recognized an after-tax loss of $62 million during 2007. WMC revenues from discontinued operations were ($1,424) million, $536 million and $607 million in 2007, 2006 and 2005, respectively. In total, WMC’s loss from discontinued operations, net of taxes, was $987 million in 2007, compared with earnings of $29 million and $122 million in 2006 and 2005, respectively.

Lake

In September 2007, we committed to a plan to sell our Lake business. We made the decision to sell this business upon determining that, despite restructuring, Japanese regulatory limits for interest charges on unsecured personal loans did not permit us to earn an acceptable return. We are actively pursuing a buyer and expect to complete the sale of this business by the end of the third quarter of 2008. In connection with this exit, we recorded an after-tax loss of $908 million in 2007, which represents the difference between the net book value of our Lake business and the projected sale price. Lake revenues from discontinued operations were $1,056 million, $1,440 million and $1,737 million in 2007, 2006 and 2005, respectively. In total, Lake’s loss from discontinued operations, net of taxes, was $1,231 million in 2007, compared with earnings of $211 million and $401 million in 2006 and 2005, respectively.

Plastics and Advanced Materials

In August 2007, we completed the sale of our Plastics business to Saudi Basic Industries Corporation for $11,577 million in cash. We sold this business because of its cyclicality, rising costs of natural gas and raw materials, and the decision to redeploy

GE 2007 ANNUAL REPORT PAGE 74

Notes to Consolidated Financial Statements

capital resources into higher-growth businesses. Also, during the fourth quarter of 2006, we sold our Advanced Materials business. As a result of these sales, we recognized after-tax gains of $1,578 million and $441 million during 2007 and 2006, respectively. Plastics and Advanced Materials revenues from discontinued operations were $4,286 million, $8,795 million and $8,882 million in 2007, 2006 and 2005, respectively. In total, GE Plastics and Advanced Materials earnings from discontinued operations, net of taxes, were $1,867 million, $959 million and $793 million in 2007, 2006 and 2005, respectively.

GE Life

In December 2006, we completed the sale of GE Life, our U.K.-based life insurance operation, to Swiss Reinsurance Company (Swiss Re) for $910 million. As a result, we recognized after-tax losses of $3 million and $267 million during 2007 and 2006, respectively. GE Life revenues from discontinued operations were $2,096 million and $2,286 million in 2006 and 2005, respectively. In total, GE Life losses from discontinued operations, net of taxes, were $3 million, $178 million and $28 million in 2007, 2006 and 2005, respectively.

GE Insurance Solutions

In June 2006, we completed the sale of the property and casualty insurance and reinsurance businesses and the European life and health operations of GE Insurance Solutions to Swiss Re for $9,297 million, including the assumption of $1,700 million of debt. We received $5,359 million in cash and $2,238 million of newly issued Swiss Re common stock, representing a 9% interest in Swiss Re. As a result of the exit, we recognized earnings of $16 million in 2007, compared with losses of $134 million and $934 million in 2006 and 2005, respectively. GE Insurance Solutions revenues from discontinued operations were $2,815 million and $7,451 million in 2006 and 2005, respectively. In total, GE Insurance Solutions earnings from discontinued operations, net of taxes, were $15 million and $148 million in 2007 and 2006, respectively, compared with a loss of $2,850 million in 2005.

Genworth

In March 2006, we completed the sale of our remaining 18% investment in Genworth through a secondary public offering of 71 million shares of Class A Common Stock and direct sale to Genworth of 15 million shares of Genworth Class B Common Stock. As a result of initial and secondary public offerings, we recognized after-tax gains of $85 million (primarily from a tax adjustment related to the 2004 initial public offering), $220 million and $552 million in 2007, 2006 and 2005, respectively. Genworth revenues from discontinued operations were $5 million and $7,908 million in 2006 and 2005, respectively. In total, Genworth earnings from discontinued operations, net of taxes, were $79 million, $193 million and $928 million in 2007, 2006 and 2005, respectively.

Summarized financial information for discontinued GE industrial operations is shown below.

(In millions)	2007	2006	2005

OPERATIONS
Total revenues	$4,286	$8,795	$8,882
Earnings from discontinued operations before income taxes	$233	$577	$875
Income tax benefit (expense)	56	(59)	(82)
Earnings from discontinued operations before
disposal, net of taxes	$289	$518	$793
DISPOSAL
Gain on disposal before income taxes	$2,362	$357	$-
Income tax benefit (expense)	(784)	84	-
Gain on disposal, net of taxes	$1,578	$441	$-
EARNINGS FROM DISCONTINUED
OPERATIONS, NET OF TAXES	$1,867	$959	$793

December 31 (In millions)	2007	2006

ASSETS
Inventories	$-	$1,447
Property, plant and equipment-net	9	4,063
Intangible assets-net	-	2,081
Other	57	1,165
Assets of discontinued operations	$66	$8,756
LIABILITIES
Accounts payable, principally trade accounts	$-	$944
Other GE current liabilities	146	594
Other	156	701
Liabilities of discontinued operations	$302	$2,239

Summarized financial information for discontinued GECS operations is shown below.

(In millions)	2007	2006	2005

OPERATIONS
Total revenues	$(368)	$6,892	$19,989
Earnings (loss) from discontinued operations before income taxes	$(2,211)	$599	$(1,457)
Income tax benefit (expense)	956	(15)	412
Earnings (loss) from discontinued operations before disposal,
net of taxes	$(1,255)	$584	$(1,045)
DISPOSAL
Gain (loss) on disposal before income taxes	$(1,510)	$(75)	$629
Income tax benefit (expense)	638	(106)	(1,011)
Loss on disposal, net of taxes	$(872)	$(181)	$(382)
EARNINGS (LOSS) FROM DISCONTINUED
OPERATIONS, NET OF TAXES	$(2,127)	$403	$(1,427)

GE 2007 ANNUAL REPORT PAGE 75

Notes to Consolidated Financial Statements

December 31 (In millions)	2007	2006

ASSETS
Cash and equivalents	$284	$177
Financing receivables-net	5,138	5,643
All other assets	115	4,823
Other	1,166	476
Assets of discontinued operations	$6,703	$11,119
LIABILITIES
Liabilities of discontinued operations	$1,526	$485

Assets and liabilities at December 31, 2007, were primarily at our Lake business.

Note 3

Other Income

(In millions)	2007	2006	2005

GE
Sales of business interests(a)	$1,541	$878	$576
Associated companies	671	437	312
Interest income from GECS	329	145	110
Marketable securities and bank deposits	282	272	89
Licensing and royalty income	255	220	224
Other items	293	355	443
	3,371	2,307	1,754
ELIMINATIONS	(352)	(153)	(81)
Total	$3,019	$2,154	$1,673

(a)	Included gain on sale of a business interest to Hitachi of $900 million in 2007.

Note 4

GECS Revenues from Services

(In millions)	2007	2006	2005

Interest on loans	$24,034	$20,755	$18,078
Equipment leased to others	15,260	12,940	11,587
Fees	6,544	5,383	4,902
Investment income(a)	4,724	3,115	3,134
Financing leases	4,699	4,298	3,990
Real estate investments	4,669	3,138	1,919
Premiums earned by insurance activities	2,232	2,084	2,333
Associated companies	2,172	2,079	1,320
Gross securitization gains	1,812	1,187	1,051
Other items	5,322	4,263	4,365
Total	$71,468	$59,242	$52,679

(a)	Included gain on sale of Swiss Re common stock of $566 million in 2007.

Note 5

Supplemental Cost Information

Total expenditures for research and development were $4,075 million, $3,480 million and $3,235 million in 2007, 2006 and 2005, respectively. The portion we funded was $3,009 million in 2007, $2,790 million in 2006 and $2,551 million in 2005.

Rental expense under operating leases is shown below.

(In millions)	2007	2006	2005

GE	$929	$854	$862
GECS	1,022	927	918

At December 31, 2007, minimum rental commitments under noncancellable operating leases aggregated $2,647 million and $3,671 million for GE and GECS, respectively. Amounts payable over the next five years follow.

(In millions)	2008	2009	2010	2011	2012

GE	$509	$478	$416	$384	$338
GECS	752	691	515	395	337

Payments under revenue sharing partnerships amounted to $1.9 billion, $1.4 billion and $1.2 billion in 2007, 2006 and 2005, respectively, and are included in cost of goods sold. GE’s selling, general and administrative expenses totaled $14,148 million in 2007, $12,893 million in 2006 and $12,316 million in 2005.

Note 6

Postretirement Benefit Plans

Retiree Health and Life Benefits

We sponsor a number of retiree health and life insurance benefit plans (retiree benefit plans). Principal retiree benefit plans are discussed below; other such plans are not significant individually or in the aggregate. We use a December 31 measurement date for our plans.

PRINCIPAL RETIREE BENEFIT PLANS provide health and life insurance benefits to certain employees who retire under the GE Pension Plan with 10 or more years of service. Eligible retirees share in the cost of healthcare benefits. These plans cover approximately 235,000 retirees and dependents.

COST OF PRINCIPAL RETIREE BENEFIT PLANS

(In millions)	2007	2006	2005

Expected return on plan assets	$(125)	$(127)	$(138)
Service cost for benefits earned	286	229	243
Interest cost on benefit obligation	577	455	507
Prior service cost amortization	603	363	326
Net actuarial loss (gain) amortization	(17)	64	70
Retiree benefit plans cost	$1,324	$984	$1,008

GE 2007 ANNUAL REPORT PAGE 76

Notes to Consolidated Financial Statements

ACTUARIAL ASSUMPTIONS are described below. The discount rates at December 31 measured the year-end benefit obligations and the earnings effects for the subsequent year.

December 31	2007	2006	2005	2004

Discount rate(a)	6.31%	5.75%	5.25%	5.75%
Compensation increases	5.00	5.00	5.00	5.00
Expected return on assets	8.50	8.50	8.50	8.50
Initial healthcare trend rate(b)	9.10	9.20	10.00	10.30

(a)	Weighted average discount rate of 6.05% was used for determination of costs in 2007.
(b)	For 2007, gradually declining to 6% for 2025 and thereafter.

To determine the expected long-term rate of return on retiree life plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We apply our expected rate of return to a market-related value of assets, which stabilizes variability in the amounts to which we apply that expected return.

We amortize experience gains and losses as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

FUNDING POLICY. We fund retiree health benefits on a pay-as-you-go basis. We expect to contribute approximately $700 million in 2008 to fund such benefits. We fund retiree life insurance benefits at our discretion.

Changes in the accumulated postretirement benefit obligation for retiree benefit plans follow.

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)

(In millions)	2007	2006

Balance at January 1	$8,262	$9,084
Service cost for benefits earned	286	229
Interest cost on benefit obligation	577	455
Participant contributions	47	43
Plan amendments	4,257	-
Actuarial loss (gain)	320	(707)
Benefits paid(a)	(796)	(810)
Other	30	(32)
Balance at December 31(b)	$12,983	$8,262

(a)	Net of Medicare Part D subsidy of $73 million and $75 million in 2007 and 2006, respectively.
(b)	The APBO for the retiree health plans was $10,847 million and $6,001 million at year-end 2007 and 2006, respectively.

In July 2007, we approved new four-year labor agreements that were negotiated with and ratified by most of our U.S. unions. The agreements amended our retiree health plans in several ways, including eliminating provisions limiting our future contributions, increasing participants’ lifetime maximum coverage, increasing participant contributions and co-pays, and improving various other benefits.

A one percentage point change in the assumed healthcare cost trend rate would have the following effects.

(in millions)	1% increase	1% decrease

APBO at December 31, 2007	$1,157	$(986)
Service and interest cost in 2007	102	(85)

FAIR VALUE OF PLAN ASSETS

(In millions)	2007	2006

Balance at January 1	$1,710	$1,619
Actual gain on plan assets	221	222
Employer contributions	622	636
Participant contributions	47	43
Benefits paid(a)	(796)	(810)
Balance at December 31	$1,804	$1,710

(a)	Net of Medicare Part D subsidy.

PLAN ASSET ALLOCATION

	2007		2006
December 31	Target allocation	Actual allocation	Actual allocation

U.S. equity securities	30-45%	33%	40%
Non-U.S. equity securities	15-25	20	21
Debt securities	20-38	31	30
Real estate	1-10	6	3
Private equities	1-11	5	3
Other	1-11	5	3

Plan fiduciaries set investment policies and strategies for the trust and oversee its investment allocation, which includes selecting investment managers and setting long-term strategic targets. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

Trust assets invested in short-term securities must generally be invested in securities rated A1/P1 or better, except for 15% of such securities that may be rated A2/P2. GE common stock represented 5.9% and 6.1% of trust assets at year-end 2007 and 2006, respectively, and is subject to a statutory limit at 10% of total trust assets.

GE 2007 ANNUAL REPORT PAGE 77

Notes to Consolidated Financial Statements

RETIREE BENEFIT ASSET (LIABILITY)

December 31 (In millions)	2007	2006

Funded status(a)	$(11,179)	$(6,552)
Liability recorded in the Statement of Financial Position
Retiree health plans
Due within one year	$(675)	$(681)
Due after one year	(10,172)	(5,320)
Retiree life plans	(332)	(551)
Net liability recognized	$(11,179)	$(6,552)
Amounts recorded in shareowners’ equity
Prior service cost	$5,700	$2,046
Net actuarial loss	210	4
Total	$5,910	$2,050

(a)	Fair value of assets less APBO, as shown in the preceding tables.

In 2008, we estimate that we will amortize $675 million of prior service cost and $40 million of net actuarial loss from shareowners’ equity into retiree benefit plans cost. Comparable amortized amounts in 2007 were $603 million cost and $17 million cost reduction, respectively.

ESTIMATED FUTURE BENEFIT PAYMENTS

(In millions)	2008	2009	2010	2011	2012	2013- 2017

Gross	$935	$990	$1,050	$1,105	$1,115	$5,850
Expected Medicare
Part D subsidy	85	90	100	105	115	675
Net	$850	$900	$950	$1,000	$1,000	$5,175

Pension Benefits

We sponsor a number of pension plans. Principal pension plans, together with affiliate and certain other pension plans (other pension plans) detailed in this note, represent about 99% of our total pension assets. We use a December 31 measurement date for our plans.

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

OTHER PENSION PLANS in 2007 included 29 U.S. and non-U.S. pension plans with pension assets or obligations greater than $50 million. These defined benefit plans provide benefits to employees based on formulas recognizing length of service and earnings.

PENSION PLAN PARTICIPANTS

December 31, 2007	Total	Principal pension plans	Other pension plans

Active employees	182,000	135,000	47,000
Vested former employees	234,000	195,000	39,000
Retirees and beneficiaries	235,000	210,000	25,000
Total	651,000	540,000	111,000

COST OF PENSION PLANS

	Total			Principal pension plans			Other pension plans
(In millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Expected return on plan assets	$(4,459)	$(4,211)	$(4,242)	$(3,950)	$(3,811)	$(3,885)	$(509)	$(400)	$(357)
Service cost for benefits earned	1,727	1,719	1,618	1,355	1,402	1,359	372	317	259
Interest cost on benefit obligation	2,885	2,685	2,609	2,416	2,304	2,248	469	381	361
Prior service cost amortization	247	258	262	241	253	256	6	5	6
Net actuarial loss amortization	856	893	480	693	729	351	163	164	129
Pension plans cost	$1,256	$1,344	$727	$755	$877	$329	$501	$467	$398

ACTUARIAL ASSUMPTIONS are described below. The discount rates at December 31 measured the year-end benefit obligations and the earnings effects for the subsequent year.

	Principal pension plans				Other pension plans (weighted average)
December 31	2007	2006	2005	2004	2007	2006	2005	2004

Discount rate	6.34%	5.75%	5.50%	5.75%	5.65%	4.97%	4.74%	5.28%
Compensation increases	5.00	5.00	5.00	5.00	4.50	4.26	4.20	4.03
Expected return on assets	8.50	8.50	8.50	8.50	7.51	7.44	7.47	7.67

GE 2007 ANNUAL REPORT PAGE 78

Notes to Consolidated Financial Statements

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. For the principal pension plans, we apply our expected rate of return to a market-related value of assets, which stabilizes variability in the amounts to which we apply that expected return.

We amortize experience gains and losses as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We have not made contributions to the GE Pension Plan since 1987 and will not make any such contributions in 2008. In 2008, we expect to pay approximately $150 million for benefit payments under our GE Supplementary Pension Plan and administrative expenses of our principal pension plans and expect to contribute approximately $505 million to other pension plans. In 2007, comparative amounts were $136 million and $730 million, respectively.

BENEFIT OBLIGATIONS are described in the following tables. Accumulated and projected benefit obligations (ABO and PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

PROJECTED BENEFIT OBLIGATION

	Principal pension plans		Other pension plans
(In millions)	2007	2006	2007	2006

Balance at January 1	$43,293	$43,331	$9,034	$8,097
Service cost for benefits earned	1,355	1,402	372	317
Interest cost on benefit obligations	2,416	2,304	469	381
Participant contributions	173	162	43	37
Plan amendments	1,470	80	26	(18)
Actuarial loss (gain)(a)	(3,205)	(1,514)	(665)	27
Benefits paid	(2,555)	(2,472)	(370)	(287)
Acquisitions (dispositions) - net	-	-	(311)	(40)
Exchange rate adjustments	-	-	416	520
Balance at December 31(b)	$42,947	$43,293	$9,014	$9,034

(a)	Principally associated with discount rate changes.
(b)	The PBO for the GE Supplementary Pension Plan was $3,437 million and $3,554 million at year-end 2007 and 2006, respectively.

ACCUMULATED BENEFIT OBLIGATION

December 31 (In millions)	2007	2006

GE Pension Plan	$38,155	$38,137
GE Supplementary Pension Plan	2,292	2,314
Other pension plans	8,175	8,053

PLANS WITH ASSETS LESS THAN ABO

December 31 (In millions)	2007	2006

Funded plans with assets less than ABO
Plan assets	$3,639	$4,833
Accumulated benefit obligations	3,974	5,828
Projected benefit obligations	4,595	6,667
Unfunded plans(a)
Accumulated benefit obligations	3,111	3,052
Projected benefit obligations	4,283	4,310

(a)	Primarily related to the GE Supplementary Pension Plan.

FAIR VALUE OF PLAN ASSETS

	Principal pension plans		Other pension plans
(In millions)	2007	2006	2007	2006

Balance at January 1	$54,758	$49,096	$6,435	$5,213
Actual gain on plan assets	7,188	7,851	614	679
Employer contributions	136	121	730	451
Participant contributions	173	162	43	37
Benefits paid	(2,555)	(2,472)	(370)	(287)
Acquisitions (dispositions) - net	-	-	(372)	2
Exchange rate adjustments	-	-	331	340
Balance at December 31	$59,700	$54,758	$7,411	$6,435

PLAN ASSET ALLOCATION

	Principal pension plans
	2007		2006
	Target	Actual	Actual
December 31	allocation	allocation	allocation

U.S. equity securities	30-45%	32%	38%
Non-U.S. equity securities	15-25	20	21
Debt securities	15-32	24	22
Real estate	4-10	9	5
Private equities	5-11	9	7
Other	1-10	6	7

Plan fiduciaries of the GE Pension Plan set investment policies and strategies for the GE Pension Trust and oversee its investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

GE Pension Trust assets are invested subject to the following additional guidelines:

•	Short-term securities must generally be rated A1/P1 or better, except for 15% of such securities that may be rated A2/P2.

GE 2007 ANNUAL REPORT PAGE 79

Notes to Consolidated Financial Statements

•	Real estate investments may not exceed 25% of total assets.

•	Investments in restricted securities that are not freely tradable may not exceed 20% of total assets (actual was 15% of trust assets at December 31, 2007).

•	GE stock is subject to a statutory limit at 10% of total trust assets (actual was 5.6% and 6.1% at the end of 2007 and 2006, respectively).

At December 31, 2007, GE Pension Trust assets included exposure to $975 million of subprime residential mortgage-backed securities. A majority of these assets have received credit ratings of Double A or better from the major rating agencies. Our subprime investment securities were collateralized primarily by pools of individual, direct mortgage loans, not other structured products such as collateralized debt obligations.

	Other pension plans (weighted average)
	2007		2006
	Target	Actual	Actual
December 31	allocation	allocation	allocation

Equity securities	65%	67%	67%
Debt securities	28	25	26
Real estate	4	4	3
Other	3	4	4

PENSION ASSET (LIABILITY)

	Principal pension plans		Other pension plans
December 31 (In millions)	2007	2006	2007	2006

Funded status(a)	$16,753	$11,465	$(1,603)	$(2,599)
Pension asset (liability) recorded in the
Statement of Financial Position
Pension asset	$20,190	$15,019	$258	$46
Unfunded liabilities
Due within one year(b)	(111)	(106)	(54)	(49)
Due after one year(b)	(3,326)	(3,448)	(1,807)	(2,596)
Net amount recognized	$16,753	$11,465	$(1,603)	$(2,599)
Amounts recorded in shareowners’ equity
Prior service cost	$2,060	$831	$65	$15
Net actuarial loss (gain)	(4,974)	2,162	654	1,704
Total	$(2,914)	$2,993	$719	$1,719

(a)	Fair value of assets less PBO, as shown in the preceding tables.
(b)	For principal pension plans, represents the GE Supplementary Pension Plan liability.

In 2008, we estimate that we will amortize $325 million of prior service cost and $225 million of net actuarial loss for the principal pension plans from shareowners’ equity into pension cost. For other pension plans, the estimated prior service cost and net actuarial loss to be amortized over the next fiscal year are $10 million and $70 million, respectively. Comparable amortized amounts in 2007, respectively, were $241 million and $693 million for principal pension plans and $6 million and $163 million for other pension plans.

ESTIMATED FUTURE BENEFIT PAYMENTS

(In millions)	2008	2009	2010	2011	2012	2013- 2017

Principal pension
plans	$2,650	$2,700	$2,750	$2,850	$2,900	$15,600
Other pension plans	335	345	350	350	375	2,025

Postretirement Benefit Plans

2007 COST OF POSTRETIREMENT BENEFIT PLANS AND CHANGES IN EQUITY OTHER THAN TRANSACTIONS WITH SHAREOWNERS

(In millions)	Total postretirement benefit plans	Retiree benefit plans	Principal pension plans	Other pension plans

Cost of postretirement benefit plans	$2,580	$1,324	$755	$501
Changes in equity other than transactions
with shareowners
Net actuarial loss (gain) - current year	$(7,111)	$189	$(6,443)	$(857)
Prior service cost- current year	5,753	4,257	1,470	26
Prior service cost amortization	(850)	(603)	(241)	(6)
Net actuarial gain (loss) amortization	(839)	17	(693)	(163)
Total changes in equity other than transactions
with shareowners	(3,047)	3,860	(5,907)	(1,000)
Cost of postretirement benefit plans and changes
in equity other than transactions with shareowners	$(467)	$5,184	$(5,152)	$(499)

Note 7

Provision for Income Taxes

(In millions)	2007	2006	2005

GE
Current tax expense	$2,230	$1,849	$2,797
Deferred tax expense (benefit) from temporary differences	564	703	(119)
	2,794	2,552	2,678
GECS
Current tax expense	1,277	391	2,090
Deferred tax expense (benefit) from temporary differences	59	1,007	(944)
	1,336	1,398	1,146
CONSOLIDATED
Current tax expense	3,507	2,240	4,887
Deferred tax expense (benefit) from temporary differences	623	1,710	(1,063)
Total	$4,130	$3,950	$3,824

GE 2007 ANNUAL REPORT PAGE 80

Notes to Consolidated Financial Statements

GE and GECS file a consolidated U.S. federal income tax return. The GECS provision for current tax expense includes its effect on the consolidated return.

Consolidated U.S. earnings from continuing operations before income taxes were $8,840 million in 2007, $9,954 million in 2006 and $10,296 million in 2005. The corresponding amounts for non-U.S.-based operations were $17,758 million in 2007, $13,376 million in 2006 and $10,882 million in 2005.

 Consolidated current tax expense includes amounts applicable to U.S. federal income taxes of $87 million, $514 million and $2,755 million in 2007, 2006 and 2005, respectively, and amounts applicable to non-U.S. jurisdictions of $3,029 million, $1,500 million and $1,910 million in 2007, 2006 and 2005, respectively. Consolidated deferred taxes related to U.S. federal income taxes were expenses of $769 million and $1,544 million in 2007 and 2006, respectively, and a benefit of $238 million in 2005.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. See note 20.

Our businesses are subject to a wide variety of U.S. federal, state and foreign tax laws and regulations. Changes to these laws or regulations may affect our tax liability, return on investments and business operations. For example, GE’s effective tax rate is reduced because active business income earned and indefinitely reinvested outside the United States is taxed at less than the U.S. rate. A significant portion of this reduction depends upon a provision of U.S. tax law that defers the imposition of U.S. tax on certain active financial services income until that income is repatriated to the United States as a dividend. This provision is consistent with international tax norms and permits U.S. financial services companies to compete more effectively with foreign banks and other foreign financial institutions in global markets. This provision, which is scheduled to expire at the end of 2008, has been scheduled to expire on four previous occasions, and each time it has been extended by Congress. If this provision is not extended, the current U.S. tax imposed on active financial services income earned outside the United States would increase, making it more difficult for U.S. financial services companies to compete in global markets. If this provision were not extended, we expect our effective tax rate to increase after 2010.

We have not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at December 31, 2007, were approximately $62 billion. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

The American Jobs Creation Act of 2004 (the Act) allowed U.S. companies a one-time opportunity to repatriate non-U.S. earnings through 2005 at a 5.25% rate of tax rather than the normal U.S. tax rate of 35%, provided that certain criteria, including qualified U.S. reinvestment of those earnings, were met. Available U.S. foreign tax credits related to the repatriation are reduced under provisions of the Act. Because the vast majority of our non-U.S. earnings have been permanently reinvested in active business operations, we repatriated only $1.2 billion of non-U.S. earnings. Because a U.S. tax provision at normal tax rates had been provided on the majority of this amount, the result was a reduction of the 2005 consolidated tax rates of approximately 0.5 percentage points.

As discussed in note 1, on January 1, 2007, we adopted a new accounting standard, FIN 48, Accounting for Uncertainty in Income Taxes, resulting in a $49 million decrease in retained earnings, a $89 million decrease in goodwill and a $40 million decrease in income tax liability.

Annually, we file over 6,500 income tax returns in over 250 global taxing jurisdictions. We are under examination or engaged in tax litigation in many of these jurisdictions. During 2007, the IRS completed the audit of our consolidated U.S. income tax returns for 2000-2002. The IRS is currently auditing our consolidated U.S. income tax returns for 2003-2005. In addition, certain other U.S. tax deficiency issues and refund claims for previous years remain unresolved. It is reasonably possible that the 2003-2005 U.S. audit cycle will be completed during the next 12 months, which could result in a decrease in our balance of “unrecognized tax benefits”-that is, the aggregate tax effect of differences between tax return positions and the benefits recognized in our financial statements. We believe that there are no other jurisdictions in which the outcome of unresolved issues or claims is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties.

The balance of unrecognized tax benefits, the amount of related interest and penalties we have provided and what we believe to be the range of reasonably possible changes in the next 12 months, were:

2007
(In millions)	December 31	January 1

Unrecognized tax benefits	$6,331	$6,806
Portion that, if recognized, would reduce tax expense
and effective tax rate(a)	4,268	4,302
Accrued interest on unrecognized tax benefits	923	1,281
Accrued penalties on unrecognized tax benefits	77	121
Reasonably possible reduction to the balance of
unrecognized tax benefits in succeeding 12 months	0-1,500	0-1,900
Portion that, if recognized, would reduce tax expense
and effective tax rate(a)	0-1,250	0-900

(a)	Some portion of such reduction might be reported as discontinued operations.

GE 2007 ANNUAL REPORT PAGE 81

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)	2007

Balance at January 1, 2007	$6,806
Additions for tax positions of the current year	434
Additions for tax positions of prior years	1,439
Reductions for tax positions of prior years	(1,939)
Settlements with tax authorities	(330)
Expiration of the statute of limitations	(79)
Balance at December 31, 2007	$6,331

We classify interest on tax deficiencies as interest expense; we classify income tax penalties as provision for income taxes. For the year ended December 31, 2007, $(279) million of interest expense and $(34) million of tax expense related to penalties were recognized in the statement of operations.

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate is provided below.

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

	Consolidated			GE			GECS
	2007	2006	2005	2007	2006	2005	2007	2006	2005

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from
Inclusion of after-tax earnings of GECS
in before-tax earnings of GE	-	-	-	(17.2)	(16.4)	(15.7)	--	-	-
Tax on global activities including exports	(15.7)	(16.7)	(15.4)	(5.0)	(6.5)	(5.0)	(21.2)	(21.1)	(22.2)
U.S. business credits	(1.1)	(1.4)	(1.4)	(0.3)	(0.4)	(0.2)	(1.5)	(2.2)	(2.7)
SES transaction	(2.1)	-	-	-	-	-	(4.0)	-	-
All other - net	(0.6)	-	(0.1)	(1.4)	(0.1)	(0.7)	1.4	0.3	1.2
	(19.5)	(18.1)	(16.9)	(23.9)	(23.4)	(21.6)	(25.3)	(23.0)	(23.7)
Actual income tax rate	15.5%	16.9%	18.1%	11.1%	11.6%	13.4%	9.7%	12.0%	11.3%

Note 8

Earnings Per Share Information

	2007		2006		2005
(In millions; per-share amounts in dollars)	Diluted	Basic	Diluted	Basic	Diluted	Basic

CONSOLIDATED
Earnings from continuing operations for per-share calculation(a)	$22,468	$22,468	$19,382	$19,380	$17,355	$17,354
Earnings (loss) from discontinued operations for per-share calculation(b)	$(260)	$(260)	$1,362	$1,362	$(645)	$(634)
Net earnings available for per-share calculation	$22,208	$22,208	$20,744	$20,742	$16,709	$16,720
AVERAGE EQUIVALENT SHARES
Shares of GE common stock outstanding	10,182	10,182	10,359	10,359	10,570	10,570
Employee compensation-related shares, including stock options	36	-	35	-	41	-
Total average equivalent shares	10,218	10,182	10,394	10,359	10,611	10,570
PER-SHARE AMOUNTS
Earnings from continuing operations	$2.20	$2.21	$1.86	$1.87	$1.64	$1.64
Earnings (loss) from discontinued operations	$(0.03)	$(0.03)	$0.13	$0.13	$(0.06)	$(0.06)
Net earnings per share	$2.17	$2.18	$2.00	$2.00	$1.57	$1.58

(a)	Included dividend equivalents of approximately $1 million in each of the three years ended December 31, 2007.
(b)	Included dilutive effects of subsidiary-issued stock-based awards of approximately $11 million in 2005.

Earnings-per-share amounts are computed independently for earnings from continuing operations, earnings (loss) from discontinued operations and net earnings. As a result, the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings.

GE 2007 ANNUAL REPORT PAGE 82

Notes to Consolidated Financial Statements

Note 9

Investment Securities

Investment securities comprise mainly investment-grade debt securities supporting obligations to annuitants and policyholders in our run-off insurance businesses and holders of guaranteed investment contracts.

	2007				2006
December 31 (In millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

GE
Debt - U.S. corporate	$301	$23	$-	$324	$307	$24	$-	$331
Equity - available-for-sale	21	3	(5)	19	10	2	(1)	11
	322	26	(5)	343	317	26	(1)	342
GECS
Debt
U.S. corporate	21,936	725	(669)	21,992	21,129	1,039	(202)	21,966
State and municipal	1,106	28	(8)	1,126	826	38	(4)	860
Residential mortgage-backed(a)	5,677	22	(225)	5,474	6,476	18	(21)	6,473
Commercial mortgage-backed	2,930	15	(49)	2,896	2,322	18	(25)	2,315
Asset-backed	2,307	3	(89)	2,221	2,071	5	(11)	2,065
Corporate - non-U.S.	1,489	47	(11)	1,525	1,664	92	(5)	1,751
Government - non-U.S.	1,082	70	(10)	1,142	1,296	105	(3)	1,398
U.S. government and federal
agency	832	55	(37)	850	842	47	(6)	883
Retained interests(b) (c)	5,691	178	(57)	5,812	3,794	434	(13)	4,215
Equity
Available-for-sale	1,524	265	(120)	1,669	4,446	1,060	(14)	5,492
Trading	386	-	-	386	54	-	-	54
	44,960	1,408	(1,275)	45,093	44,920	2,856	(304)	47,472
ELIMINATIONS	(7)	(1)	-	(8)	(7)	(1)	-	(8)
Total	$45,275	$1,433	$(1,280)	$45,428	$45,230	$2,881	$(305)	$47,806

(a)	Substantially collateralized by U.S. mortgages.
(b)	Included $2,339 million of retained interests at December 31, 2007, accounted for in accordance with SFAS 155, Accounting for Certain Hybrid Financial Instruments. See note 27.
(c)	Amortized cost and estimated fair value included $25 million of trading securities at December 31, 2007.

GE 2007 ANNUAL REPORT PAGE 83

Notes to Consolidated Financial Statements

The following tables present the gross unrealized losses and estimated fair values of our available-for-sale investment securities.

	In loss position for
	Less than 12 months		12 months or more
December 31 (In millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses

2007
Debt
U.S. corporate	$5,766	$(274)	$4,341	$(395)
State and municipal	198	(3)	131	(5)
Residential mortgage-backed	3,268	(160)	1,223	(65)
Commercial mortgage-backed	1,483	(33)	848	(16)
Asset-backed	1,417	(62)	478	(27)
Corporate - non-U.S.	505	(8)	124	(3)
Government - non-U.S.	29	(1)	311	(9)
U.S. government and federal agency	255	(37)	-	-
Retained interests	548	(50)	10	(7)
Equity	443	(105)	18	(20)
Total	$13,912	$(733)	$7,484	$(547)
2006
Debt
U.S. corporate	$2,483	$(52)	$4,242	$(150)
State and municipal	149	(2)	70	(2)
Residential mortgage-backed	1,149	(3)	776	(18)
Commercial mortgage-backed	442	(2)	1,010	(23)
Asset-backed	260	(2)	611	(9)
Corporate - non-U.S.	112	(3)	93	(2)
Government - non-U.S.	33	(3)	-	-
U.S. government and federal agency	66	(1)	247	(5)
Retained interests	360	(12)	13	(1)
Equity	40	(12)	3,895	(3)
Total	$5,094	$(92)	$10,957	$(213)

At December 31, 2007, we held mortgage-backed securities (MBS) and asset-backed securities (ABS) with estimated fair values of $8,370 million and $2,221 million, respectively. Such amounts included unrealized losses of $274 million and $89 million, respectively. These amounts excluded retained interests in securitization entities. See note 27. Of the MBS amount, $5,474 million and $2,896 million related to residential MBS and commercial MBS, respectively. At December 31, 2007, we had approximately $1,635 million of exposure to subprime credit supporting our guaranteed investment contracts, a majority of which relates to residential MBS receiving credit ratings of Double A or better from the major rating agencies. We presently intend to hold our investment securities that are in an unrealized loss position at December 31, 2007, at least until we can recover their respective amortized cost. We have the ability to hold our debt securities until their maturities. Our subprime investment securities were collateralized primarily by pools of individual, direct mortgage loans, not other structured products such as collateralized debt obligations.

CONTRACTUAL MATURITIES OF GECS INVESTMENT IN AVAILABLE-FOR-SALE DEBT SECURITIES (EXCLUDING MORTGAGE-BACKED AND ASSET-BACKED SECURITIES)

	Amortized	Estimated
(In millions)	cost	fair value

Due in
2008	$1,830	$1,831
2009-2012	4,227	4,245
2013-2017	3,580	3,607
2018 and later	16,808	16,952

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

Supplemental information about gross realized gains and losses on available-for-sale investment securities follows.

(In millions)	2007	2006	2005

GE
Gains	$5	$125	$6
Losses, including impairments	-	(1)	(5)
Net	5	124	1
GECS
Gains(a)	1,026	313	509
Losses, including impairments	(141)	(181)	(132)
Net	885	132	377
Total	$890	$256	$378

(a)	Included gain on sale of Swiss Re common stock of $566 million in 2007.

In the ordinary course of managing our investment securities portfolio, we may sell securities prior to their maturities for a variety of reasons, including diversification, credit quality, yield and liquidity requirements and the funding of claims and obligations to policyholders.

Proceeds from investment securities sales amounted to $18,993 million, $12,394 million and $14,047 million in 2007, 2006 and 2005, respectively, principally from the short-term nature of the investments that support the guaranteed investment contracts portfolio and the 2007 sale of Swiss Re common stock.

We recognized pre-tax gains on trading securities of $292 million, $5 million and $3 million in 2007, 2006 and 2005, respectively. Investments in retained interests decreased by $106 million during 2007, reflecting declines in fair value accounted for in accordance with SFAS 155.

GE 2007 ANNUAL REPORT PAGE 84

Notes to Consolidated Financial Statements

Note 10

Current Receivables

	Consolidated(a)		GE
December 31 (In millions)	2007	2006	2007	2006

Infrastructure	$10,984	$8,567	$8,754	$6,524
NBC Universal	3,800	3,354	2,927	3,070
Healthcare	4,531	4,441	2,343	2,897
Industrial	2,937	3,545	910	1,391
Corporate items and eliminations	526	220	642	364
	22,778	20,127	15,576	14,246
Less allowance for losses	(519)	(510)	(483)	(480)
Total	$22,259	$19,617	$15,093	$13,766

(a)	Included GE industrial customer receivables factored through a GECS affiliate and reported as financing receivables by GECS.

GE receivables balances at December 31, 2007 and 2006, before allowance for losses, included $11,008 million and $8,845 million, respectively, from sales of goods and services to customers, and $381 million and $175 million at December 31, 2007 and 2006, respectively, from transactions with associated companies.

GE current receivables of $252 million and $248 million at December 31, 2007 and 2006, respectively, arose from sales, principally of Aviation goods and services on open account to various agencies of the U.S. government, our largest single customer. About 4% of our sales of goods and services were to the U.S. government in 2007, 2006 and 2005.

Note 11

Inventories

December 31 (In millions)	2007	2006

GE
Raw materials and work in process	$7,893	$5,870
Finished goods	5,025	4,263
Unbilled shipments	539	409
	13,457	10,542
Less revaluation to LIFO	(623)	(564)
	12,834	9,978
GECS
Finished goods	63	54
Total	$12,897	$10,032

Note 12

GECS Financing Receivables (investments in loans and financing leases)

December 31 (In millions)	2007	2006

Loans, net of deferred income	$314,918	$264,039
Investment in financing leases, net of deferred income	75,015	68,569
	389,933	332,608
Less allowance for losses (note 13)	(4,329)	(4,019)
Financing receivables-net	$385,604	$328,589

Included in the above are $9,708 million and $11,509 million of the financing receivables of consolidated, liquidating securitization entities at December 31, 2007 and 2006, respectively.

Details of financing receivables - net follow.

December 31 (In millions)	2007	2006

COMMERCIAL FINANCE
Equipment and leasing	$89,239	$76,057
Commercial and industrial	58,853	50,186
Real estate	39,816	27,944
	187,908	154,187
GE MONEY
Non-U.S. residential mortgages(a)	73,759	58,237
Non-U.S. installment and revolving credit	33,924	29,976
U.S. installment and revolving credit	29,570	29,007
Non-U.S. auto	27,368	25,088
Other	10,198	8,059
	174,819	150,367
INFRASTRUCTURE(b)	22,095	21,200
OTHER(c)	5,111	6,854
	389,933	332,608
Less allowance for losses	(4,329)	(4,019)
Total	$385,604	$328,589

(a)
At December 31, 2007, net of credit insurance, approximately 26% of this portfolio comprised loans with introductory, below market rates that are scheduled to adjust at future dates; with high loan-to-value ratios at inception; whose terms permitted interest-only payments; or whose terms resulted in negative amortization.

(b)
Included loans and financing leases of $11,685 million and $11,165 million at December 31, 2007 and 2006, respectively, related to commercial aircraft at Aviation Financial Services and loans and financing leases of $7,898 million and $7,574 million at December 31, 2007 and 2006, respectively, related to Energy Financial Services.

(c)	Included loans and financing leases of $5,106 million and $6,853 million at December 31, 2007 and 2006, respectively, related to certain consolidated, liquidating securitization entities.

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

GE 2007 ANNUAL REPORT PAGE 85

Notes to Consolidated Financial Statements

Investment in financing leases consists of direct financing and leveraged leases of aircraft, railroad rolling stock, autos, other transportation equipment, data processing equipment, medical equipment, commercial real estate and other manufacturing, power generation, and commercial equipment and facilities.

For federal income tax purposes, the leveraged leases and the majority of the direct financing leases are leases in which GECS depreciates the leased assets and is taxed upon the accrual of rental income. Certain direct financing leases are loans for federal income tax purposes in which GECS is taxable only on the portion of each payment that constitutes interest, unless the interest is tax-exempt (e.g., certain obligations of state governments).

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

For federal income tax purposes, GECS is entitled to deduct the interest expense accruing on nonrecourse financing related to leveraged leases.

NET INVESTMENT IN FINANCING LEASES

	Total financing leases		Direct financing leases(a)		Leveraged leases(b)
December 31 (In millions)	2007	2006	2007	2006	2007	2006

Total minimum lease payments receivable	$92,137	$88,598	$72,399	$64,637	$19,738	$23,961
Less principal and interest on third-party nonrecourse debt	(14,102)	(17,309)	-	-	(14,102)	(17,309)
Net rentals receivable	78,035	71,289	72,399	64,637	5,636	6,652
Estimated unguaranteed residual value of leased assets	10,306	10,062	7,500	7,068	2,806	2,994
Less deferred income	(13,326)	(12,782)	(10,650)	(9,634)	(2,676)	(3,148)
Investment in financing leases, net of deferred income	75,015	68,569	69,249	62,071	5,766	6,498
Less amounts to arrive at net investment
Allowance for losses	(571)	(392)	(559)	(370)	(12)	(22)
Deferred taxes	(7,089)	(8,314)	(2,654)	(3,410)	(4,435)	(4,904)
Net investment in financing leases	$67,355	$59,863	$66,036	$58,291	$1,319	$1,572

(a)	Included $802 million and $665 million of initial direct costs on direct financing leases at December 31, 2007 and 2006, respectively.
(b)
Included pre-tax income of $412 million and $306 million and income tax of $156 million and $115 million during 2007 and 2006, respectively. Net investment credits recognized on leveraged leases during 2007 and 2006 were inconsequential.

CONTRACTUAL MATURITIES

(In millions)	Total loans	Net rentals receivable

Due in
2008	$94,720	$22,455
2009	36,401	15,534
2010	28,258	12,057
2011	21,267	8,778
2012	19,364	5,435
2013 and later	114,908	13,776
Total	$314,918	$78,035

We expect actual maturities to differ from contractual maturities.

Individually “impaired” loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. An analysis of impaired loans follows.

December 31 (In millions)	2007	2006

Loans requiring allowance for losses	$1,004	$1,147
Loans expected to be fully recoverable	391	497
	$1,395	$1,644
Allowance for losses	$366	$393
Average investment during year	1,594	1,687
Interest income earned while impaired(a)	19	34

(a)	Recognized principally on cash basis.

GE 2007 ANNUAL REPORT PAGE 86

Notes to Consolidated Financial Statements

Note 13

GECS Allowance for Losses on Financing Receivables

(In millions)	2007	2006	2005

BALANCE AT JANUARY 1
Commercial Finance	$896	$1,117	$1,587
GE Money
U.S.	909	735	833
Non-U.S.	2,146	1,912	2,017
Infrastructure	44	220	583
Other	24	22	5
	4,019	4,006	5,025
PROVISION CHARGED TO OPERATIONS
Commercial Finance	525	119	276
GE Money
U.S.	2,032	1,226	1,183
Non-U.S.	1,974	1,832	1,552
Infrastructure	6	(64)	210
Other	9	17	18
	4,546	3,130	3,239
SECURITIZATION	(800)	(195)	(277)
OTHER	360	200	(147)
GROSS WRITE-OFFS
Commercial Finance	(677)	(563)	(901)
GE Money
U.S.	(1,584)	(1,111)	(1,264)
Non-U.S.	(3,334)	(2,990)	(2,532)
Infrastructure	(23)	(112)	(572)
Other	(17)	(29)	(39)
	(5,635)	(4,805)	(5,308)
RECOVERIES
Commercial Finance	149	194	187
GE Money
U.S.	369	275	258
Non-U.S.	1,319	1,212	1,025
Infrastructure	-	-	-
Other	2	2	4
	1,839	1,683	1,474
BALANCE AT DECEMBER 31
Commercial Finance	1,105	896	1,117
GE Money
U.S.	1,024	909	735
Non-U.S.	2,155	2,146	1,912
Infrastructure	27	44	220
Other	18	24	22
Total	$4,329	$4,019	$4,006

See note 12 for amounts related to consolidated, liquidating securitization entities.

SELECTED FINANCING RECEIVABLES RATIOS

December 31	2007	2006

ALLOWANCE FOR LOSSES ON FINANCING RECEIVABLES
AS A PERCENTAGE OF TOTAL FINANCING RECEIVABLES
Commercial Finance	0.59%	0.58%
GE Money	1.82	2.03
U.S.	3.43	3.09
Non-U.S.	1.49	1.77
Infrastructure	0.12	0.21
Other	0.35	0.35
Total	1.11	1.21
NONEARNING FINANCING RECEIVABLES AS A PERCENTAGE
OF TOTAL FINANCING RECEIVABLES
Commercial Finance	0.9%	1.0%
GE Money	2.1	2.1
U.S.	1.8	1.7
Non-U.S.	2.2	2.2
Infrastructure	-	-
Other	1.4	1.2
Total	1.4	1.5

GE 2007 ANNUAL REPORT PAGE 87

Notes to Consolidated Financial Statements

Note 14

Property, Plant and Equipment

December 31 (Dollars in millions)	Estimated useful lives- new (years)		2007	2006

ORIGINAL COST
GE
Land and improvements	8	(a)	$698	$523
Buildings, structures and related equipment	8-40		8,400	7,448
Machinery and equipment	4-20		20,129	19,091
Leasehold costs and manufacturing plant
under construction	1-10		2,121	1,928
			31,348	28,990
GECS(b)
Land and improvements, buildings, structures
and related equipment	2-40	(a)	6,083	5,027
Equipment leased to others
Aircraft	20		37,271	36,146
Vehicles	1-14		32,079	26,937
Mobile equipment	12-25		2,964	4,059
Railroad rolling stock	5-36		3,866	3,509
Construction and manufacturing	2-25		3,031	1,932
All other	2-40		2,961	2,771
			88,255	80,381
Total			$119,603	$109,371
NET CARRYING VALUE
GE
Land and improvements			$612	$457
Buildings, structures and related equipment			4,101	3,284
Machinery and equipment			7,634	7,317
Leasehold costs and manufacturing plant
under construction			1,795	1,617
			14,142	12,675
GECS(b)
Land and improvements, buildings, structures
and related equipment			3,710	2,759
Equipment leased to others
Aircraft(c)			30,414	29,886
Vehicles			20,701	17,132
Mobile equipment			1,976	2,546
Railroad rolling stock			2,789	2,395
Construction and manufacturing			2,055	1,291
All other			2,108	1,966
			63,753	57,975
Total			$77,895	$70,650

(a)	Estimated useful lives exclude land.
(b)	Included $1,513 million and $1,763 million of original cost of assets leased to GE with accumulated amortization of $315 million and $293 million at December 31, 2007 and 2006, respectively.
(c)
The Aviation Financial Services business of Infrastructure recognized impairment losses of $110 million in 2007 and $51 million in 2006 recorded in the caption “Other costs and expenses” in the Statement of Earnings to reflect adjustments to fair value based on current market values from independent appraisers.

Amortization of GECS equipment leased to others was $7,222 million, $5,839 million and $5,642 million in 2007, 2006 and 2005, respectively. Noncancellable future rentals due from customers for equipment on operating leases at December 31, 2007, are as follows:

(In millions)

Due in
2008	$12,423
2009	7,594
2010	6,024
2011	4,601
2012	3,582
2013 and later	10,709
Total	$44,933

Note 15

Goodwill and Other Intangible Assets

December 31 (In millions)	2007	2006

GOODWILL
GE	$55,689	$48,645
GECS	25,427	22,754
Total	$81,116	$71,399

December 31 (In millions)	2007	2006

OTHER INTANGIBLE ASSETS
GE
Intangible assets subject to amortization	$9,278	$7,461
Indefinite-lived intangible assets(a)	2,355	2,278
	11,633	9,739
GECS
Intangible assets subject to amortization	4,545	3,176
Total	$16,178	$12,915

(a)	Indefinite-lived intangible assets principally comprised trademarks, tradenames and U.S. Federal Communications Commission licenses.

GE 2007 ANNUAL REPORT PAGE 88

Notes to Consolidated Financial Statements

Changes in goodwill balances follow.

	2007					2006
(In millions)	Balance January 1	(a)	Acquisitions/ purchase accounting adjustments	Dispositions, currency exchange and other	Balance December 31	Balance January 1	Acquisitions/ purchase accounting adjustments	Dispositions, currency exchange and other	Balance December 31

Infrastructure	$10,931		$6,069	$117	$17,117	$10,166	$590	$175	$10,931
Commercial Finance	12,745		1,568	308	14,621	12,027	566	152	12,745
GE Money	9,845		2	426	10,273	9,184	309	352	9,845
Healthcare	14,759		26	42	14,827	13,404	1,396	48	14,848
NBC Universal	18,000		733	-	18,733	17,534	838	(372)	18,000
Industrial	5,030		361	154	5,545	4,505	537	(12)	5,030
Total	$71,310		$8,759	$1,047	$81,116	$66,820	$4,236	$343	$71,399

(a)	January 1, 2007, balance decreased by $89 million related to new accounting standards. See note 1.

Goodwill balances increased $9,028 million in 2007 as a result of new acquisitions. The largest goodwill balance increases arose from acquisitions of Smiths Aerospace Group Ltd. ($3,877 million) and Vetco Gray ($1,379 million) by Infrastructure; Diskont und Kredit AG and Disko Leasing GmbH (DISKO) and ASL Auto Service-Leasing GmbH (ASL), the leasing businesses of KG Allgemeine Leasing GmbH & Co. ($694 million) by Commercial Finance; Oxygen Media ($604 million) by NBC Universal; and Sanyo Electric Credit Co., Ltd. ($548 million) by Commercial Finance. The goodwill balance declined by $269 million related to purchase accounting adjustments to prior-year acquisitions during 2007.

Goodwill balances increased $4,430 million in 2006 as a result of new acquisitions. The largest goodwill balance increases arose from acquisitions of IDX Systems Corporation ($1,133 million) and Biacore International AB ($308 million) by Healthcare; iVillage Inc. ($521 million) by NBC Universal; ZENON Environmental Inc. ($506 million) by Infrastructure; and Banque Artesia Nederland N.V., a subsidiary of Dexia Group ($340 million) and the custom fleet business of National Australia Bank Ltd. ($306 million) by Commercial Finance. Goodwill declined in 2006 as a result of the sale of television stations ($304 million) by NBC Universal. The goodwill balance also declined by $194 million related to purchase accounting adjustments to prior-year acquisitions during 2006.

Upon closing an acquisition, we estimate the fair values of assets and liabilities acquired and consolidate the acquisition as quickly as possible. Given the time it takes to obtain pertinent information to finalize the acquired company’s balance sheet, then to adjust the acquired company’s accounting policies, procedures, books and records to our standards, it is often several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for our initial estimates to be subsequently revised.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION

December 31 (In millions)	Gross carrying amount	Accumulated amortization	Net

GE
2007
Customer-related	$4,526	$(698)	$3,828
Patents, licenses and trademarks	4,561	(1,369)	3,192
Capitalized software	4,573	(2,589)	1,984
All other	436	(162)	274
Total	$14,096	$(4,818)	$9,278
2006
Customer-related	$2,853	$(484)	$2,369
Patents, licenses and trademarks	4,242	(1,071)	3,171
Capitalized software	4,184	(2,467)	1,717
All other	313	(109)	204
Total	$11,592	$(4,131)	$7,461
GECS
2007
Customer-related	$2,185	$(867)	$1,318
Patents, licenses and trademarks	602	(315)	287
Capitalized software	1,857	(1,105)	752
Lease valuations	1,909	(376)	1,533
Present value of future profits	818	(364)	454
All other	350	(149)	201
Total	$7,721	$(3,176)	$4,545
2006
Customer-related	$1,410	$(654)	$756
Patents, licenses and trademarks	413	(265)	148
Capitalized software	1,645	(965)	680
Lease valuations	851	(132)	719
Present value of future profits	829	(297)	532
All other	500	(159)	341
Total	$5,648	$(2,472)	$3,176

GE 2007 ANNUAL REPORT PAGE 89

Notes to Consolidated Financial Statements

During 2007, we recorded additions to intangible assets subject to amortization of $4,286 million. The components of finite-lived intangible assets acquired during 2007 and their respective weighted-average useful lives are: $2,277 million-Customer-related (17.5 years); $299 million-Patents, licenses and trademarks (20.2 years); $590 million-Capitalized software (4.2 years); $992 million-Lease valuations (7.6 years); and $128 million-All other (9.9 years).

Consolidated amortization related to intangible assets subject to amortization was $2,080 million and $1,744 million for 2007 and 2006, respectively. We estimate that annual pre-tax amortization for intangible assets subject to amortization over the next five calendar years to be as follows: 2008-$1,969 million; 2009-$1,804 million; 2010-$1,635 million; 2011-$1,470 million; 2012-$1,320 million.

Note 16

All Other Assets

December 31 (In millions)	2007	2006

GE
Investments
Associated companies	$1,871	$1,543
Other(a)	1,243	733
	3,114	2,276
Pension asset-principal plans	20,190	15,019
Contract costs and estimated earnings	5,983	5,164
Film and television costs	4,143	3,646
Long-term receivables, including notes	2,331	2,892
Derivative instruments	279	193
Other	4,568	4,252
	40,608	33,442
GECS
Investments
Real estate(b)	40,488	27,252
Associated companies	17,026	12,053
Assets held for sale(c)	10,690	7,738
Cost method(d)	2,742	2,348
Other	1,020	931
	71,966	50,322
Derivative instruments	3,271	1,981
Advances to suppliers	2,046	1,714
Deferred acquisition costs	1,282	1,380
Other	4,840	3,990
	83,405	59,387
ELIMINATIONS	(1,152)	(1,178)
Total	$122,861	$91,651

(a)	The fair value of and unrealized loss on cost method investments in a continuous loss position at December 31, 2007 and 2006 were insignificant.
(b)
GECS investment in real estate consisted principally of two categories: real estate held for investment and equity method investments. Both categories contained a wide range of properties including the following at December 31, 2007: office buildings (49%), apartment buildings (14%), industrial properties (11%), retail facilities (9%), franchise properties (7%), parking facilities (2%) and other (8%). At December 31, 2007, investments were located in the Americas (48%), Europe (33%) and Asia (19%).

(c)
Assets were classified as held for sale on the date a decision was made to dispose of them through sale, securitization or other means. Such assets consisted primarily of real estate properties and credit card receivables, and were accounted for at the lower of carrying amount or estimated fair value less costs to sell. These amounts are net of valuation allowances of $153 million and $3 million at December 31, 2007 and 2006, respectively.

(d)
The fair value of and unrealized loss on those investments in a continuous loss position for less than 12 months at December 31, 2007, were $546 million and $93 million, respectively, which included $282 million fair value and $15 million unrealized losses related to our investment in FGIC Corporation (FGIC) preferred stock and $36 million fair value and $29 million unrealized losses related to our investment in FGIC common stock. The fair value of and unrealized loss on those investments in a continuous loss position for 12 months or more at December 31, 2007, were $18 million and $8 million, respectively. The fair value of and unrealized loss on those investments in a continuous loss position for less than 12 months at December 31, 2006, were $113 million and $25 million, respectively. The fair value of and unrealized loss on those investments in a continuous loss position for 12 months or more at December 31, 2006, were $38 million and $8 million, respectively.

GE 2007 ANNUAL REPORT PAGE 90

Notes to Consolidated Financial Statements

Note 17

Borrowings

SHORT-TERM BORROWINGS

	2007			2006
December 31 (Dollars in millions)	Amount	Average rate	(a)	Amount	Average rate	(a)

GE
Commercial paper
U.S.	$1,798	4.73%		$1,097	5.35%
Non-U.S.	1	4.00		1	3.74
Payable to banks	189	5.07		184	5.61
Current portion of long-term debt	1,547	5.36		32	5.32
Other	571			762
	4,106			2,076
GECS
Commercial paper
U.S.
Unsecured	72,392	4.69		67,423	5.37
Asset-backed(b)	4,775	4.94		6,430	5.35
Non-U.S.	28,711	4.99		26,328	4.38
Current portion of long-term debt(c)	56,302	5.01		44,550	4.86
Bank deposits(d)	11,486	3.04		9,731	3.50
GE Interest Plus notes(e)	9,590	5.23		9,161	5.43
Other	9,165			9,690
	192,421			173,313
ELIMINATIONS	(1,426)			(3,376)
Total	$195,101			$172,013

(a)
Based on year-end balances and year-end local currency interest rates. Current portion of long-term debt included the effects of related interest rate and currency swaps, if any, directly associated with the original debt issuance.

(b)	Entirely obligations of consolidated, liquidating securitization entities. See note 12.
(c)	Included $1,106 million of asset-backed, liquidating securitization entities at December 31, 2007 and none at December 31, 2006.
(d)	Included $10,789 million and $9,731 million of deposits in non-U.S. banks at December 31, 2007 and 2006, respectively.
(e)	Entirely variable denomination floating rate demand notes.

LONG-TERM BORROWINGS

December 31 (Dollars in millions)	2007 Average rate	(a)	Maturities	2007	2006

GE
Senior notes	5.11%		2013-2017	$8,957	$6,488
Industrial development/pollution control bonds	3.69		2011-2027	266	265
Payable to banks, principally U.S.	5.90		2009-2023	1,988	1,836
Other(b)				445	454
				11,656	9,043
GECS
Senior notes
Unsecured	5.23		2009-2055	283,099	235,942
Asset-backed(c)	5.13		2009-2035	5,528	5,810
Extendible notes	5.10		2009-2012	8,500	6,000
Subordinated notes(d) (e)	6.08		2009-2067	11,377	5,201
				308,504	252,953
ELIMINATIONS				(1,145)	(1,244)
Total				$319,015	$260,752

(a)	Based on year-end balances and year-end local currency interest rates, including the effects of related interest rate and currency swaps, if any, directly associated with the original debt issuance.
(b)	A variety of obligations having various interest rates and maturities, including certain borrowings by parent operating components and affiliates.
(c)	Included $3,410 million and $4,684 million of asset-backed senior notes, issued by consolidated, liquidating securitization entities at December 31, 2007 and 2006, respectively. See note 12.
(d)	Included $750 million of subordinated notes guaranteed by GE at December 31, 2007 and 2006.
(e)	Included $8,064 million and $2,019 million of subordinated debentures receiving rating agency equity credit at December 31, 2007 and 2006, respectively.

Our borrowings are addressed below from the perspectives of liquidity, interest rate and currency risk management. Additional information about borrowings and associated swaps can be found in note 26.

LIQUIDITY is affected by debt maturities and our ability to repay or refinance such debt. Long-term debt maturities over the next five years follow.

(In millions)	2008		2009		2010	2011	2012

GE	$1,557		$1,713		$35	$58	$25
GECS	56,298	(a)	63,371	(b)	54,255	32,028	39,240

(a)	Fixed and floating rate notes of $793 million contain put options with exercise dates in 2008, and which have final maturity dates in 2009 ($100 million) and beyond 2012 ($693 million).
(b)	Floating rate extendible notes of $6,500 million are due in 2009, but are extendible at the option of the investors to a final maturity in 2011 ($4,000 million) and 2012 ($2,500 million).

Committed credit lines totaling $64.8 billion had been extended to us by 72 banks at year-end 2007. Availability of these lines is shared between GE and GECS with $15.0 billion and $64.8 billion available to GE and GECS, respectively. The GECS lines include $37.2 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. The remaining

GE 2007 ANNUAL REPORT PAGE 91

Notes to Consolidated Financial Statements

$27.6 billion are 364-day lines that contain a term-out feature that allows GE or GECS to extend the borrowings for one year from the date of expiration of the lending agreement. We pay banks for credit facilities, but amounts were insignificant in each of the past three years.

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

DERIVATIVE FAIR VALUES BY ACTIVITY/INSTRUMENT

December 31 (In millions)	2007	2006

Cash flow hedges	$497	$763
Fair value hedges	(75)	(147)
Total	$422	$616
Interest rate swaps	$(1,559)	$(860)
Currency swaps	1,981	1,476
Total	$422	$616

We regularly assess the effectiveness of all hedge positions where required using a variety of techniques, including cumulative dollar offset and regression analysis, depending on which method was selected at inception of the respective hedge. Adjustments related to fair value hedges decreased the carrying amount of debt outstanding at December 31, 2007, by $33 million. At December 31, 2007, the maximum term of derivative instruments that hedge forecasted transactions was 28 years and related to hedges of long-term, non-U.S. dollar denominated fixed rate debt. See note 26.

Note 18

GECS Investment Contracts, Insurance Liabilities and Insurance Annuity Benefits

December 31 (In millions)	2007	2006

Investment contracts	$4,536	$5,089
Guaranteed investment contracts	11,705	11,870
Total investment contracts	16,241	16,959
Life insurance benefits(a)	14,360	14,054
Unpaid claims and claims adjustment expenses	2,782	2,714
Unearned premiums	656	740
Universal life benefits	320	340
Total	$34,359	$34,807

(a)	Life insurance benefits are accounted for mainly by a net-level-premium method using estimated yields generally ranging from 3.0% to 8.5% in both 2007 and 2006.

When insurance affiliates cede insurance to third parties, they are not relieved of their primary obligation to policyholders. Losses on ceded risks give rise to claims for recovery; we establish allowances for probable losses on such receivables from reinsurers as required.

We recognize reinsurance recoveries as a reduction of the Statement of Earnings caption “Investment contracts, insurance losses and insurance annuity benefits.” Reinsurance recoveries were $104 million, $162 million and $183 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 19

All Other Liabilities

This caption includes liabilities for various items including non-current compensation and benefits, deferred income, interest on tax liabilities, unrecognized tax benefits, accrued participation and residuals, environmental remediation, asset retirement obligations, derivative instruments, product warranties and a variety of sundry items.

Accruals for non-current compensation and benefits amounted to $21,509 million and $16,997 million for year-end 2007 and 2006, respectively. These amounts include postretirement benefits, international and supplemental pension benefits, and other compensation and benefit accruals such as deferred incentive compensation. The increase in 2007 was primarily the result of plan benefit changes resulting from new U.S. labor agreements and retiree health cost increases.

We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs, exclude possible insurance recoveries and, when dates and amounts of such costs are not known, are not discounted. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low end of such range. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop a meaningful estimate of the reasonably possible aggregate environmental remediation exposure. However, even in the unlikely event that remediation costs amounted to the high end of the range of costs for each site, the resulting additional liability would not be material to our financial position, results of operations or liquidity.

GE 2007 ANNUAL REPORT PAGE 92

Notes to Consolidated Financial Statements

Note 20

Deferred Income Taxes

Aggregate deferred income tax amounts are summarized below.

December 31 (In millions)	2007	2006

ASSETS
GE	$13,122	$11,704
GECS	8,951	7,552
	22,073	19,256
LIABILITIES
GE	16,513	13,244
GECS	17,704	20,122
	34,217	33,366
Net deferred income tax liability	$12,144	$14,110

Principal components of our net liability (asset) representing deferred income tax balances are as follows:

December 31 (In millions)	2007	2006

GE
Pension asset-principal plans	$7,067	$5,257
Intangible assets	2,609	1,934
Contract costs and estimated earnings	2,215	1,767
Depreciation	1,360	1,334
Provision for expenses(a)	(6,426)	(6,965)
Retiree insurance plans	(4,616)	(2,654)
Non-U.S. loss carryforwards(b)	(925)	(818)
Other-net	2,107	1,685
	3,391	1,540
GECS
Financing leases	7,089	8,314
Operating leases	4,478	4,327
Intangible assets	1,426	1,287
Allowance for losses	(1,588)	(1,514)
Non-U.S. loss carryforwards(b)	(810)	(652)
Cash flow hedges	(494)	(50)
Other-net	(1,348)	858
	8,753	12,570
Net deferred income tax liability	$12,144	$14,110

(a)
Represented the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits, interest on tax liabilities, product warranties and other sundry items that are not currently deductible.

(b)
Net of valuation allowances of $557 million and $509 million for GE and $225 million and $171 million for GECS, for 2007 and 2006, respectively. Of the net deferred tax asset as of December 31, 2007, of $1,735 million, $49 million relates to net operating loss carryforwards that expire in various years ending from December 31, 2008, through December 31, 2010, $141 million relates to net operating losses that expire in various years ending from December 31, 2011, through December 31, 2022, and $1,545 million relates to net operating loss carryforwards that may be carried forward indefinitely.

Note 21

Minority Interest in Equity of Consolidated Affiliates

Minority interest in equity of consolidated affiliates includes common shares in consolidated affiliates and preferred stock issued by affiliates of GE Capital. Preferred shares that we are required to redeem at a specified or determinable date are classified as liabilities. The balance is summarized as follows:

December 31 (In millions)	2007	2006

Minority interest in consolidated affiliates
NBC Universal	$5,025	$4,774
Others(a)	2,748	1,487
Minority interest in preferred stock(b)
GE Capital affiliates	231	1,232
Total	$8,004	$7,493

(a)	Included minority interest in partnerships and common shares of consolidated affiliates.
(b)
The preferred stock primarily pays cumulative dividends at variable rates. Dividend rates in local currency on the preferred stock ranged from 3.88% to 5.52% during 2007 and 3.28% to 5.49% during 2006.

GE 2007 ANNUAL REPORT PAGE 93

Notes to Consolidated Financial Statements

Note 22

Shareowners’ Equity

(In millions)	2007	2006	2005

COMMON STOCK ISSUED	$669	$669	$669
ACCUMULATED NONOWNER CHANGES OTHER
THAN EARNINGS
Balance at January 1	$3,254	$3,137	$8,156
Investment securities - net of deferred taxes of $(510),
$111 and $(307)	(972)	297	(231)
Currency translation adjustments - net of deferred taxes
of $(1,319), $(1,417) and $646	4,662	3,776	(4,315)
Cash flow hedges-net of deferred taxes of $(213), $75 and $493	23	599	724
Benefit plans-net of deferred taxes of $860, $182 and $(159) (a)	2,566	287	(217)
Reclassification adjustments Investment securities -
net of deferred taxes of $(375), $(279) and $(100)	(512)	(520)	(206)
Currency translation adjustments	(135)	(127)	(3)
Cash flow hedges - net of deferred taxes of $(119), $(60) and $(494)	(562)	(376)	(771)
Cumulative effect of change in accounting principle -
net of deferred taxes of $(2,715)	-	(3,819)	-
Balance at December 31(b)	$8,324	$3,254	$3,137
OTHER CAPITAL
Balance at January 1	$25,486	$25,227	$24,265
Gains on treasury stock dispositions and other(c)	614	259	962
Balance at December 31	$26,100	$25,486	$25,227
RETAINED EARNINGS
Balance at January 1(d)	$106,867	$96,926	$89,853
Net earnings	22,208	20,742	16,720
Dividends(c)	(11,713)	(10,675)	(9,647)
Balance at December 31	$117,362	$106,993	$96,926
COMMON STOCK HELD IN TREASURY
Balance at January 1	$(24,893)	$(17,326)	$(12,762)
Purchases(c)	(14,913)	(10,512)	(6,868)
Dispositions(c)	2,910	2,945	2,304
Balance at December 31	$(36,896)	$(24,893)	$(17,326)
TOTAL EQUITY
Balance at December 31	$115,559	$111,509	$108,633

(a)
For 2007, included $(3,122) million of prior service costs for plan amendments, $494 million of amortization of prior services costs, $4,666 million of gains (losses) arising during the year and $528 million of amortization of gains (losses) - net of deferred taxes of $(2,482) million, $339 million, $2,639 million and $364 million, respectively.

(b)
At December 31, 2007, included additions of equity of $625 million related to hedges of our investments in financial services subsidiaries that have functional currencies other than the U.S. dollar and reductions of $668 million related to cash flow hedges of forecasted transactions, of which we expect to transfer $94 million to earnings as an expense in 2008 along with the earnings effects of the related forecasted transaction.

(c)	Total dividends and other transactions with shareowners reduced equity by $23,102 million in 2007, $17,983 million in 2006 and $13,249 million in 2005.
(d)	2007 opening balance change reflects cumulative effect of changes in accounting principles of $(49) million related to adopting FIN 48 and $(77) million related to adoption of FSP FAS 13-2.

At December 31, 2007 and 2006, the aggregate statutory capital and surplus of the insurance activities totaled $2.2 billion and $2.1 billion, respectively. Accounting practices prescribed by statutory authorities are used in preparing statutory statements.

In December 2004, our Board of Directors authorized a three-year, $15 billion share repurchase program, expanded that program in 2005 to $25 billion and extended it in July 2007 to $27 billion. In December 2007, our Board approved a new three-year, $15 billion share repurchase program. Under these share repurchase programs, on a book basis we repurchased 357.9 million shares for a total of $13.9 billion during 2007.

Common shares issued and outstanding are summarized in the following table.

SHARES OF GE COMMON STOCK

December 31 (In thousands)	2007	2006	2005

Issued	11,145,252	11,145,212	11,145,212
In treasury	(1,157,653)	(867,839)	(660,944)
Outstanding	9,987,599	10,277,373	10,484,268

GE has 50 million authorized shares of preferred stock ($1.00 par value), but has not issued any such shares as of December 31, 2007.

Note 23

Other Stock-Related Information

We grant stock options, restricted stock units (RSUs) and performance share units (PSUs) to employees under the 2007 Long-Term Incentive Plan. This plan replaces the 1990 Long-Term Incentive Plan. In addition, we grant options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent at NBC Universal) under a plan approved by our Board of Directors in 1997 (the consultants’ plan). There are outstanding grants under one shareowner-approved option plan for non-employee directors. Share requirements for all plans may be met from either unissued or treasury shares. Stock options expire 10 years from the date they are granted and vest over service periods that range from one to five years. RSUs give the recipients the right to receive shares of our stock upon the lapse of their related restrictions. Restrictions on RSUs lapse in various increments and at various dates, beginning after one year from date of grant through grantee retirement. Although the plan permits us to issue RSUs settleable in cash, we have only issued RSUs settleable in shares of our stock. PSUs give recipients the right to receive shares of our stock upon the achievement of certain performance targets.

All grants of GE options under all plans must be approved by the Management Development and Compensation Committee, which consists entirely of independent directors.

GE 2007 ANNUAL REPORT PAGE 94

Notes to Consolidated Financial Statements

STOCK COMPENSATION PLANS

December 31, 2007 (Shares in thousands)	Securities to be issued upon exercise	Weighted average exercise price	Securities available for future issuance

APPROVED BY SHAREOWNERS
Options	212,669	$36.68	(a)
RSUs	37,062	(b)	(a)
PSUs	1,330	(b)	(a)
NOT APPROVED BY SHAREOWNERS
(CONSULTANTS’ PLAN)
Options	713	35.55	(c)
RSUs	67	(b)	(c)
Total	251,841	$36.68	497,051

(a)
In 2007, the Board of Directors approved the 2007 Long-Term Incentive Plan (the Plan). The Plan replaced the 1990 Long-Term Incentive Plan. The maximum number of shares that may be granted under the Plan is 500 million shares, of which no more than 250 million may be available for awards granted in any form provided under the Plan other than options or stock appreciation rights. The approximate 105.9 million shares available for grant under the 1990 Plan were retired upon approval of the 2007 Plan. Total shares available for future issuance under the 2007 Plan amounted to 473.0 million shares.

(b)	Not applicable.
(c)	Total shares available for future issuance under the consultants’ plan amount to 24.0 million shares.

Outstanding options expire on various dates through December 6, 2017.

The following table summarizes information about stock options outstanding at December 31, 2007.

STOCK OPTIONS OUTSTANDING

(Shares in thousands)	Outstanding			Exercisable
Exercise price range	Shares	Average life(a)	Average exercise price	Shares	Average exercise price

Under $27.00	12,555	0.8	$26.21	12,555	$26.21
27.01-32.00	44,764	5.0	28.44	40,599	28.22
32.01-37.00	65,080	5.7	34.72	41,054	35.04
37.01-42.00	34,197	5.8	39.18	16,834	39.62
42.01-47.00	44,451	3.0	43.29	44,451	43.29
Over $47.00	12,335	2.7	56.84	12,335	56.84
Total	213,382	4.5	$36.68	167,828	$36.98

At year-end 2006, options with an average exercise price of $35.93 were exercisable on 183 million shares.
(a)	Average contractual life remaining in years.

STOCK OPTION ACTIVITY

Shares (in thousands	)	Weighted average exercise price	Weighted average remaining contractual term (in years	)	Aggregate intrinsic value (in millions	)

Outstanding at January 1, 2007	232,420	$35.25
Granted	17,905	38.64
Exercised	(28,966)	25.80
Forfeited	(2,949)	33.10
Expired	(5,028)	42.22
Outstanding at December 31, 2007	213,382	$36.68	4.5		$676
Exercisable at December 31, 2007	167,828	$36.98	3.5		$579
Options expected to vest	40,402	$35.50	8.3		$88

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted average grant-date fair value of options granted during 2007, 2006 and 2005 amounted to $9.28, $7.99 and $8.87, respectively. The following assumptions were used in arriving at the fair value of options granted during 2007, 2006 and 2005, respectively: risk-free interest rates of 4.2%, 4.8% and 4.1%; dividend yields of 2.9%, 2.9% and 2.5%; expected volatility of 25%, 24% and 28%; and expected lives of six years and ten months, six years and two months and six years. Risk free interest rates reflect the yield on zero-coupon U.S. Treasury securities. Expected dividend yields presume a set dividend rate. Expected volatilities are based on implied volatilities from traded options and historical volatility of our stock. The expected option lives are based on our historical experience of employee exercise behavior.

The total intrinsic value of options exercised during 2007, 2006 and 2005 amounted to $375 million, $587 million and $731 million, respectively. As of December 31, 2007, there was $234 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of four years.

Cash received from option exercises during 2007, 2006 and 2005 was $747 million, $622 million and $403 million, respectively.

GE 2007 ANNUAL REPORT PAGE 95

Notes to Consolidated Financial Statements

OTHER STOCK-BASED COMPENSATION

Shares (in thousands)		Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

RSUs outstanding at January 1, 2007	34,327
Granted	10,145
Vested	(5,105)
Forfeited	(2,238)
RSUs outstanding at December 31, 2007	37,129	3.2	$1,376
RSUs expected to vest	33,723	3.1	$1,250

The fair value of each restricted stock unit is the market price of our stock on the date of grant. The weighted average grant-date fair value of RSUs granted during 2007, 2006 and 2005 amounted to $38.48, $33.95 and $34.72, respectively. The total intrinsic value of RSUs vested during 2007, 2006 and 2005 amounted to $181 million, $132 million and $90 million, respectively. As of December 31, 2007, there was $638 million of total unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted average period of two years and two months. As of December 31, 2007, 1.3 million PSUs with a weighted average remaining contractual term of 2 years, an aggregate intrinsic value of $49 million and $14 million of unrecognized compensation cost were outstanding.

Note 24

Supplemental Cash Flows Information

Changes in operating assets and liabilities are net of acquisitions and dispositions of principal businesses.

Amounts reported in the “Payments for principal businesses purchased” line in the Statement of Cash Flows is net of cash acquired and included debt assumed and immediately repaid in acquisitions.

Amounts reported in the “All other operating activities” line in the Statement of Cash Flows consists primarily of adjustments to current and noncurrent accruals and deferrals of costs and expenses, adjustments for gains and losses on assets, increases and decreases in assets held for sale and adjustments to assets. There were no significant non-cash transactions in 2007. Significant non-cash transactions in 2006 and 2005 include the following: In 2006, in connection with our sale of GE Insurance Solutions, Swiss Re assumed $1,700 million of debt, and GE received $2,238 million of newly issued Swiss Re common stock. See note 2. In 2005, NBC Universal acquired IAC/InterActiveCorp’s 5.44% common interest in VUE for a total purchase price that included $115 million of non-cash consideration, representing the fair value of future services to be performed by NBC Universal.

GE 2007 ANNUAL REPORT PAGE 96

Notes to Consolidated Financial Statements

Certain supplemental information related to GE and GECS cash flows is shown below.

December 31 (In millions)	2007	2006	2005

GE
NET DISPOSITIONS (PURCHASES) OF GE SHARES
FOR TREASURY
Open market purchases under share repurchase program	$(13,896)	$(8,054)	$(5,024)
Other purchases	(1,017)	(2,458)	(1,844)
Dispositions	2,594	1,958	2,024
	$(12,319)	$(8,554)	$(4,844)
GECS
ALL OTHER OPERATING ACTIVITIES
Net change in other assets	$(1,513)	$(1,711)	$(969)
Amortization of intangible assets	888	604	444
Realized gains on sale of investment securities	(885)	(132)	(377)
Other	986	1,962	2,820
	$(524)	$723	$1,918
NET INCREASE IN GECS FINANCING RECEIVABLES
Increase in loans to customers	$(410,336)	$(372,582)	$(311,585)
Principal collections from customers - loans	322,419	297,165	264,182
Investment in equipment for financing leases	(26,489)	(25,618)	(23,508)
Principal collections from customers - financing leases	20,868	18,791	21,770
Net change in credit card receivables	(38,378)	(25,790)	(21,391)
Sales of financing receivables	86,548	67,471	54,144
	$(45,368)	$(40,563)	$(16,388)
ALL OTHER INVESTING ACTIVITIES
Purchases of securities by insurance activities	$(13,279)	$(11,891)	$(8,825)
Dispositions and maturities of securities by insurance activities	15,602	11,635	10,792
Other assets - investments	(10,220)	(6,237)	(919)
Other	(1,034)	548	(3,492)
	$(8,931)	$(5,945)	$(2,444)
NEWLY ISSUED DEBT HAVING MATURITIES
LONGER THAN 90 DAYS
Short-term (91 to 365 days)	$1,226	$1,237	$4,675
Long-term (longer than one year)	90,766	86,024	60,177
Proceeds - nonrecourse, leveraged lease	24	1,015	203
	$92,016	$88,276	$65,055
REPAYMENTS AND OTHER REDUCTIONS OF DEBT
HAVING MATURITIES LONGER THAN 90 DAYS
Short-term (91 to 365 days)	$(43,938)	$(42,268)	$(38,132)
Long-term (longer than one year)	(4,481)	(5,572)	(10,743)
Principal payments - nonrecourse, leveraged lease	(1,109)	(1,404)	(831)
	$(49,528)	$(49,244)	$(49,706)
ALL OTHER FINANCING ACTIVITIES
Proceeds from sales of investment contracts	$12,641	$16,418	$15,806
Redemption of investment contracts	(13,862)	(17,603)	(16,934)
Other	17	11	-
	$(1,204)	$(1,174)	$(1,128)

GE 2007 ANNUAL REPORT PAGE 97

Notes to Consolidated Financial Statements

Note 25

Operating Segments

REVENUES

	Total revenues(a)			Intersegment revenues(b)			External revenues
(In millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Infrastructure	$57,925	$46,965	$41,695	$189	$246	$448	$57,736	$46,719	$41,247
Commercial Finance(c)	34,288	30,853	27,273	1,069	916	790	33,219	29,937	26,483
GE Money	25,019	19,783	17,072	27	51	63	24,992	19,732	17,009
Healthcare	16,997	16,560	15,016	8	4	9	16,989	16,556	15,007
NBC Universal	15,416	16,188	14,689	35	52	-	15,381	16,136	14,689
Industrial(c)	17,725	17,741	17,060	421	449	607	17,304	17,292	16,453
Corporate items and eliminations	5,368	3,753	3,775	(1,749)	(1,718)	(1,917)	7,117	5,471	5,692
Total	$172,738	$151,843	$136,580	$-	$-	$-	$172,738	$151,843	$136,580

(a)	Revenues of GE businesses include income from sales of goods and services to customers and other income.
(b)	Sales from one component to another generally are priced at equivalent commercial selling prices.
(c)	During the fourth quarter of 2007, we transferred the Equipment Services business from the Industrial segment to the Commercial Finance segment.

Revenues from customers located in the United States were $86,247 million, $81,057 million and $75,655 million in 2007, 2006 and 2005, respectively. Revenues from customers located outside the United States were $86,491 million, $70,786 million and $60,925 million in 2007, 2006 and 2005, respectively.

	Assets(a)(b)			Property, plant and equipment additions(c)			Depreciation and amortization
	At December 31			For the years ended December 31			For the years ended December 31
(In millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Infrastructure	$118,852	$100,312	$89,519	$6,991	$4,873	$4,188	$2,821	$2,497	$2,436
Commercial Finance	310,412	252,901	207,984	13,050	10,892	8,792	6,820	5,170	4,560
GE Money	210,952	179,284	148,171	184	225	156	488	388	338
Healthcare	27,027	27,283	24,995	471	655	460	808	786	617
NBC Universal	33,089	31,425	31,196	306	352	275	357	361	339
Industrial	12,970	12,900	12,646	509	476	388	715	576	775
Corporate items and eliminations	82,035	92,578	158,699	247	195	226	310	262	210
Total	$795,337	$696,683	$673,210	$21,758	$17,668	$14,485	$12,319	$10,040	$9,275

(a)	Assets of discontinued operations are included in Corporate items and eliminations for all periods presented.
(b)
Total assets of the Infrastructure, Commercial Finance, GE Money, Healthcare, NBC Universal and Industrial operating segments at December 31, 2007, include investment in and advances to associated companies of $4,579 million, $1,878 million, $11,115 million, $247 million, $384 million and $498 million, respectively, which contributed approximately $616 million, $241 million, $1,430 million, $32 million, $453 million and $71 million, respectively, to segment pre-tax income for the year ended December 31, 2007. Aggregate summarized financial information for significant associated companies assuming a 100% ownership interest included: total assets of $138,864 million, primarily financing receivables of $83,087 million; total liabilities of $120,914 million, primarily bank deposits of $63,514 million; revenues totaling $22,446 million; and net earnings totaling $3,979 million.

(c)	Additions to property, plant and equipment include amounts relating to principal businesses purchased.

	Interest and other financial charges			Provision for income taxes
(In millions)	2007	2006	2005	2007	2006	2005

Infrastructure(a)	$2,320	$2,067	$1,706	$281	$199	$(202)
Commercial Finance	11,428	8,487	6,429	414	954	1,035
GE Money	8,888	6,542	5,265	505	413	390
Corporate items and eliminations(b)	1,151	1,800	1,411	2,930	2,384	2,601
Total	$23,787	$18,896	$14,811	$4,130	$3,950	$3,824

(a)	Included only portions of the segment that are financial services businesses.
(b)
Included amounts for Healthcare, Industrial, NBC Universal and the industrial businesses of Infrastructure, for which our measure of segment profit excludes interest and other financial charges and income taxes.

GE 2007 ANNUAL REPORT PAGE 98

Notes to Consolidated Financial Statements

Property, plant and equipment - net associated with operations based in the United States were $27,213 million, $25,699 million and $24,262 million at year-end 2007, 2006 and 2005, respectively. Property, plant and equipment-net associated with operations based outside the United States were $50,682 million, $44,951 million and $38,106 million at year-end 2007, 2006 and 2005, respectively.

Basis for presentation

Our operating businesses are organized based on the nature of markets and customers. Segment accounting policies are the same as described in note 1. Segment results for our financial services businesses reflect the discrete tax effect of transactions, but the intraperiod tax allocation is reflected outside of the segment unless otherwise noted in segment results.

Effects of transactions between related companies are eliminated and consist primarily of GECS services for material procurement and trade receivables management; buildings and equipment (including automobiles) leased by GE from GECS; information technology (IT) and other services sold to GECS by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECS from third-party producers for lease to others; medical equipment manufactured by GE that is leased by GECS to others; and various investments, loans and allocations of GE corporate overhead costs.

 A description of our operating segments can be found on page 106 and details of segment profit by operating segment can be found in the Summary of Operating Segments table on page 47 of this report.

Note 26

Financial Instruments

	2007				2006
			Assets (liabilities)				Assets (liabilities)
December 31 (In millions)	Notional amount		Carrying amount (net)	Estimated fair value	Notional amount		Carrying amount (net)	Estimated fair value

GE
Assets
Investments and notes receivable	$	(a)	$538	$538	$	(a)	$481	$481
Liabilities
Borrowings(b)		(a)	(15,762)	(15,819)		(a)	(11,119)	(11,026)
GECS
Assets
Loans		(a)	311,160	309,065		(a)	260,412	259,883
Other commercial and residential mortgages
held for sale		(a)	4,891	4,939		(a)	2,644	2,703
Loans held for sale		(a)	3,808	3,809		(a)	3,498	3,498
Other financial instruments(c)		(a)	2,778	3,164		(a)	2,439	2,883
Liabilities
Borrowings(b) (d)		(a)	(500,925)	(503,610)		(a)	(426,266)	(432,261)
Investment contract benefits		(a)	(4,536)	(4,914)		(a)	(5,089)	(5,080)
Guaranteed investment contracts		(a)	(11,705)	(11,630)		(a)	(11,870)	(11,756)
Insurance-credit life(e)		1,500	(35)	(24)		2,634	(81)	(61)

(a)	These financial instruments do not have notional amounts.
(b)	See note 17.
(c)	Principally cost method investments.
(d)	Included effects of interest rate and cross-currency derivatives.
(e)	Net of reinsurance of $2,815 million and $840 million at December 31, 2007 and 2006, respectively.

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

GE 2007 ANNUAL REPORT PAGE 99

Notes to Consolidated Financial Statements

Investment contract benefits

Based on expected future cash flows, discounted at currently offered rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

Guaranteed investment contracts

Based on present value of future cash flows, discounted using current benchmark interest rates.

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

LOAN COMMITMENTS

	Notional amount
December 31 (In millions)	2007	2006

Ordinary course of business lending commitments(a)	$12,854	$9,945
Unused revolving credit lines(b)
Commercial	26,305	24,963
Consumer - principally credit cards	454,089	476,831

(a)	Excluded investment commitments of $4,393 million and $2,881 million as of December 31, 2007 and 2006, respectively.
(b)	Excluded inventory financing arrangements, which may be withdrawn at our option, of $12,848 million and $11,044 million as of December 31, 2007 and 2006, respectively.

Derivatives and hedging

We conduct our business activities in diverse markets around the world, including countries where obtaining local funding is sometimes inefficient. The nature of our activities exposes us to changes in interest rates and currency exchange rates. We manage such risks using various techniques including debt whose terms correspond to terms of the funded assets, as well as combinations of debt and derivatives that achieve our objectives. We also are exposed to various commodity price risks and address certain of these risks with commodity contracts. We value derivatives that are not exchange-traded with internal market-based valuation models. When necessary, we also obtain information from our derivative counterparties to validate our models and to value the few products that our internal models do not address.

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

We use swaps, futures and option contracts, including caps, floors and collars, as economic hedges of changes in interest rates, currency exchange rates and equity prices on certain types of assets and liabilities. We sometimes use credit default swaps to economically hedge the credit risk of various counterparties with which we have entered into loan or leasing arrangements. We occasionally obtain equity warrants as part of sourcing or financing transactions. Although these instruments are derivatives, their economic risks are similar to, and managed on the same basis as, risks of other equity instruments we hold. These instruments are marked to market through earnings.

Earnings effects of derivatives designated as hedges

At December 31, 2007, approximately 53% of our total interest rate swaps designated as hedges were exempt from ongoing tests of effectiveness. The following table provides information about the earnings effects of derivatives designated and qualifying as hedges, but not qualifying for the assumption of no ineffectiveness.

PRE-TAX GAINS (LOSSES)

December 31 (In millions)	2007	2006	2005

CASH FLOW HEDGES
Ineffectiveness	$(3)	$10	$(27)
Amounts excluded from the measure of effectiveness	(17)	(16)	17
FAIR VALUE HEDGES
Ineffectiveness	7	(47)	4
Amounts excluded from the measure of effectiveness	(13)	33	(8)

In 2007, 2006 and 2005, we recognized insignificant gains and losses related to hedged forecasted transactions and firm commitments that did not occur by the end of the originally specified period.

Additional information regarding the use of derivatives is provided in note 17 and note 22.

GE 2007 ANNUAL REPORT PAGE 100

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

Fair values of our derivatives assets and liabilities represent the replacement value of existing derivatives at market prices and can change significantly from period to period based on, among other factors, market movements and changes in our positions. At December 31, 2007, our exposure to counterparties, after consideration of netting arrangements and collateral, was about $2,000 million.

Following is GECS policy relating to initial credit rating requirements and to exposure limits to counterparties.

COUNTERPARTY CREDIT CRITERIA

Credit rating
	Moody’s		S&P

Foreign exchange forwards and other derivatives less than one year	P-1		A-1
All derivatives between one and five years	Aa3	(a)	AA-	(a)
All derivatives greater than five years	Aaa	(a)	AAA	(a)

(a)	Counterparties that have an obligation to provide collateral to cover credit exposure in accordance with a credit support agreement must have a minimum A3/A- rating.

EXPOSURE LIMITS

(In millions)
		Exposure(a)
Minimum rating		With collateral	Without collateral
Moody’s	S&P	arrangements	arrangements

Aaa	AAA	$100	$75
Aa3	AA-	50	50
A3	A-	5	-

(a)	For derivatives with maturities less than one year, counterparties are permitted to have unsecured exposure up to $150 million with a minimum rating of A-1/P-1.

Note 27

Off-Balance Sheet Arrangements

We securitize financial assets in the ordinary course of business to improve shareowner returns. The securitization transactions we engage in are similar to those used by many financial institutions. Beyond improving returns, these securitization transactions serve as funding sources for a variety of diversified lending and securities transactions. Historically, we have used both GE-supported and third-party entities to execute off-balance sheet securitization transactions funded in the commercial paper and term bond markets. Assets in off-balance sheet securitization entities amounted to $55,113 million and $46,105 million at December 31, 2007 and 2006, respectively.

In a typical securitization transaction, we sell assets to a special purpose entity, which has obtained cash by issuing beneficial interests, usually debt, to third parties. These beneficial interests are credit enhanced, normally through over-collateralization, but also with other forms of liquidity and credit support arrangements.

Assets in off-balance sheet securitization entities comprise the following:

December 31 (In millions)	2007	2006

Receivables secured by
Equipment	$6,552	$7,568
Commercial real estate	9,244	7,865
Residential real estate	204	-
Other assets	12,880	13,257
Credit card receivables	22,793	13,497
Trade receivables	3,440	3,918
Total securitized assets(a) (b)	$55,113	$46,105

(a)
At December 31, 2007 and 2006, liquidity support amounted to $2,810 million and $753 million, respectively. The December 31, 2006, amount is net of $3,034 million deferred beyond one year. Credit support amounted to $2,804 million and $3,815 million at December 31, 2007 and 2006, respectively.

(b)	Liabilities for recourse obligations related to off-balance sheet assets were $2 million and $15 million at December 31, 2007 and 2006, respectively.

Gross securitization gains amounted to $1,812 million in 2007, compared with $1,187 million in 2006 and $1,051 million in 2005.

GE 2007 ANNUAL REPORT PAGE 101

Notes to Consolidated Financial Statements

Amounts recognized in our financial statements related to sales to off-balance sheet securitization entities are as follows:

December 31 (In millions)	2007	2006

Retained interests	$5,812	$4,740
Servicing assets	8	14
Servicing liabilities	(10)	(5)
Recourse liabilities	(2)	(15)
Total	$5,808	$4,734

•
RETAINED INTERESTS. When we securitize receivables, we determine fair value of retained interests based on discounted cash flow models that incorporate, among other things, assumptions about loan pool credit losses, prepayment speeds and discount rates. These assumptions are based on our experience, market trends and anticipated performance related to the particular assets securitized. We classify retained interests in securitized receivables as investment securities and mark them to fair value each reporting period, updating our models for current assumptions. These assets decrease as cash is received in payment. We recorded a loss in operations of $106 million in 2007 to reflect decreases in fair value on retained interests in accordance with SFAS 155, Accounting for Certain Hybrid Financial Instruments. When the carrying amounts of other retained interests exceed their fair value, we evaluate whether the unrealized loss is other than temporary and, if it is, record any indicated loss in operations. We recorded $113 million and $37 million of other than temporary losses in operations during 2007 and 2006, respectively.

•
SERVICING. Following a securitization transaction, we also may provide servicing for a market-based fee based on remaining outstanding principal balances. Where the fee does not represent adequate compensation, a servicing asset or liability is recorded, as appropriate. Their value is subject to credit, prepayment and interest rate risk.

•	RECOURSE LIABILITIES. Certain transactions involve credit support agreements. As a result, we provide for expected credit losses at amounts that approximate fair value.

The following table summarizes data related to securitization sales of revolving and long-term receivables that we completed during 2007 and 2006.

(Dollars in millions)	Equipment	Commercial real estate	Credit card receivables	Other assets

2007
Cash proceeds from securitization	$2,648	$3,245	$12,359	$2,400
Proceeds from collections reinvested in
new receivables	-	-	24,109	32,509
Cash received on retained interests	155	117	3,268	449
Cash received from servicing and other sources	24	26	354	168
Weighted average lives (in months)	24	78	8	41
Assumptions as of sale date(a)
Discount rate	12.6%	12.8%	13.4%	12.0%
Prepayment rate(b)	11.7	6.8	11.0	14.5
Estimate of credit losses	0.8	0.4	6.8	1.4
2006
Cash proceeds from securitization	$2,784	$4,427	$5,251	$6,826
Proceeds from collections reinvested in
new receivables	-	-	16,360	30,584
Cash received on retained interests	236	80	2,307	341
Cash received from servicing and other sources	45	26	219	113
Weighted average lives (in months)	23	75	7	36
Assumptions as of sale date(a)
Discount rate	8.3%	12.8%	12.0%	7.0%
Prepayment rate(b)	10.4	7.6	12.5	9.9
Estimate of credit losses	1.4	0.5	6.8	0.2

(a)	Based on weighted averages.
(b)	Represented a payment rate on credit card receivables.

GE 2007 ANNUAL REPORT PAGE 102

Notes to Consolidated Financial Statements

Key assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions related to all outstanding retained interests as of December 31, 2007 and 2006, are noted in the following table.

(Dollars in millions)	Equipment	Commercial real estate	Credit card receivables	Other assets

2007
Discount rate(a)	12.8%	15.2%	14.8%	14.5%
Effect of
10% Adverse change	$(7)	$(20)	$(36)	$(5)
20% Adverse change	(13)	(38)	(72)	(9)
Prepayment rate(a) (b)	11.7%	3.4%	10.8%	16.2%
Effect of
10% Adverse change	$(2)	$(5)	$(80)	$(3)
20% Adverse change	(3)	(9)	(148)	(5)
Estimate of credit losses(a)	1.7%	1.0%	9.0%	0.5%
Effect of
10% Adverse change	$(5)	$(8)	$(110)	$(1)
20% Adverse change	(8)	(13)	(222)	(2)
Remaining weighted average lives (in months)	22	53	8	26
Net credit losses	$36	$1	$941	$19
Delinquencies	51	12	1,514	4
2006
Discount rate(a)	8.9%	13.2%	11.2%	6.4%
Effect of
10% Adverse change	$(10)	$(19)	$(15)	$(5)
20% Adverse change	(21)	(35)	(30)	(10)
Prepayment rate(a) (b)	11.7%	3.0%	12.0%	12.7%
Effect of
10% Adverse change	$(5)	$(7)	$(59)	$(5)
20% Adverse change	(9)	(13)	(110)	(10)
Estimate of credit losses(a)	2.3%	0.8%	6.6%	0.2%
Effect of
10% Adverse change	$(7)	$(6)	$(48)	$(3)
20% Adverse change	(14)	(8)	(95)	(6)
Remaining weighted average lives (in months)	31	47	8	18
Net credit losses	$58	$-	$576	$-
Delinquencies	121	13	741	12
(a)	Based on weighted averages.
(b)	Represented a payment rate on credit card receivables.

Note 28

Commitments and Guarantees

Commitments, including guarantees

In our Aviation business of Infrastructure, we had committed to provide financial assistance on $1,607 million of future customer acquisitions of aircraft equipped with our engines, including commitments made to airlines in 2007 for future sales under our GE90 and GEnx engine campaigns. The Aviation Financial Services business of Infrastructure had placed multiple-year orders for various Boeing, Airbus and other aircraft with list prices approximating $20,046 million and secondary orders with airlines for used aircraft of approximately $910 million at December 31, 2007.

At December 31, 2007, NBC Universal had $9,722 million of commitments to acquire motion picture and television programming, including U.S. television rights to future Olympic Games and National Football League games, contractual commitments under various creative talent arrangements and various other arrangements requiring payments through 2014.

 At December 31, 2007, we were committed under the following guarantee arrangements beyond those provided on behalf of securitization entities. See note 27.

•
CREDIT SUPPORT. We have provided $8,126 million of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable these customers and associated companies to execute transactions or obtain desired financing arrangements with third parties. Should the customer or associated company fail to perform under the terms of the transaction or financing arrangement, we would be required to perform on their behalf. Under most such arrangements, our guarantee is secured, usually by the asset being purchased or financed, but possibly by certain other assets of the customer or associated company. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. The liability for such credit support was $57 million for December 31, 2007.

•
INDEMNIFICATION AGREEMENTS. These are agreements that require us to fund up to $608 million under residual value guarantees on a variety of leased equipment and $1,718 million of other indemnification commitments arising primarily from sales of businesses or assets. Under most of our residual value guarantees, our commitment is secured by the leased asset at termination of the lease. The liability for these indemnification agreements was $51 million at December 31, 2007.

•
CONTINGENT CONSIDERATION. These are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2007, we had total maximum exposure for future estimated payments of $220 million, of which none was earned and payable.

GE 2007 ANNUAL REPORT PAGE 103

Notes to Consolidated Financial Statements

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

Product warranties

We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information- mostly historical claims experience-claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

(In millions)	2007	2006	2005

Balance at January 1	$1,339	$1,240	$1,481
Current year provisions	637	885	525
Expenditures(a)	(573)	(785)	(766)
Other changes	138	(1)	-
Balance at December 31	$1,541	$1,339	$1,240

(a)	Primarily related to Infrastructure and Healthcare.

Note 29

Quarterly Information (Unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter
(In millions; per-share amounts in dollars)	2007	2006	2007	2006	2007	2006	2007	2006

CONSOLIDATED OPERATIONS
Earnings from continuing operations	$4,928	$4,006	$5,613	$4,685	$5,106	$4,744	$6,821	$5,945
Earnings (loss) from discontinued operations	(357)	513	(231)	236	453	117	(125)	496
Net earnings	$4,571	$4,519	$5,382	$4,921	$5,559	$4,861	$6,696	$6,441
Per-share amounts-earnings from
continuing operations
Diluted earnings per share	$0.48	$0.38	$0.54	$0.45	$0.50	$0.46	$0.68	$0.58
Basic earnings per share	0.48	0.38	0.55	0.45	0.50	0.46	0.68	0.58
Per-share amounts-earnings (loss)
from discontinued operations
Diluted earnings per share	(0.03)	0.05	(0.02)	0.02	0.04	0.01	(0.01)	0.05
Basic earnings per share	(0.03)	0.05	(0.02)	0.02	0.04	0.01	(0.01)	0.05
Per-share amounts-net earnings
Diluted earnings per share	0.44	0.43	0.52	0.47	0.54	0.47	0.66	0.62
Basic earnings per share	0.44	0.43	0.52	0.47	0.55	0.47	0.67	0.63
SELECTED DATA
GE
Sales of goods and services	$21,688	$21,143	$24,269	$22,041	$24,690	$22,180	$29,149	$24,555
Gross profit from sales	5,660	5,394	6,537	6,192	6,357	5,836	7,757	7,133
GECS
Total revenues	17,485	14,394	17,235	14,937	18,120	15,586	19,346	16,709
Earnings from continuing operations	3,424	2,317	2,421	2,505	3,214	2,521	3,369	2,912

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

GE 2007 ANNUAL REPORT PAGE 104

Notes to Consolidated Financial Statements

Note 30

Immaterial Corrections

As previously reported, we are conducting an internal review of revenue recognition matters in connection with an ongoing SEC investigation. In the course of that review, we have identified certain immaterial non-cash items that we have corrected from amounts in previous annual reports. These items are as follows:

Cut-off

This adjustment corrected instances in which we recorded revenues upon shipment before we sufficiently transferred risks of transit loss, risks that we retained sometimes through retention of a layer of insurance risk and sometimes as a consequence of making voluntary customer concessions. In February 2008, during our ongoing review we identified errors in corrections recorded for cut-off. Like any error of comparable insignificance discovered at a comparable point in closing, these were not adjusted in the accompanying financial statements. These amounts are included below, but removed under the caption, “Not adjusted.” Amounts not corrected would have increased 2007 revenues by $39 million and earnings from continuing operations and net earnings by $12 million.

Contract cost

This adjustment corrected instances in our Aviation product services agreements in which we attributed excess credit to services contracts for profits on refurbished spare parts.

Spare parts profit

This adjustment corrected effects of a 2002 and subsequent overestimate of contract-to-date profitability on spare parts related to certain long-term product services agreements.

Contract estimates

This adjustment corrected effects of an error in applying revenue measurement principles in certain Infrastructure businesses subject to AICPA Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

	2006					Year
Increase (decrease) (In millions)	First quarter	Second quarter	Third quarter	Fourth quarter	Total	2005	2004	2003 (a)

GE CONSOLIDATED
Revenues
As reported	$35,314	$37,228	$37,880	$41,837	$152,259	$136,722	$124,016	$104,669
Cut-off	293	(128)	10	(536)	(361)	(177)	59	(15)
Contract cost	(25)	(10)	(24)	(76)	(135)	(78)	(19)	(31)
Spare parts profit	21	15	(9)	34	61	163	152	(39)
Contract estimates	-	-	-	-	-	-	(12)	(1)
Not adjusted	(13)	6	8	18	19	(50)	(20)	41
Adjusted	$35,590	$37,111	$37,865	$41,277	$151,843	$136,580	$124,176	$104,624
Earnings from continuing operations
before accounting changes
As reported	$3,925	$4,712	$4,750	$6,079	$19,466	$17,343	$15,574	$13,319
Cut-off	81	(36)	8	(115)	(62)	(46)	(12)	(15)
Contract cost	(9)	(2)	(11)	(45)	(67)	(30)	(6)	(14)
Spare parts profit	13	9	(5)	21	38	102	96	(25)
Contract estimates	-	-	-	-	-	-	(8)	-
Not adjusted	(4)	2	2	5	5	(15)	(6)	12
Adjusted	$4,006	$4,685	$4,744	$5,945	$19,380	$17,354	$15,638	$13,277
Net earnings
As reported	$4,440	$4,946	$4,867	$6,576	$20,829	$16,711	$17,160	$15,561
Cut-off	79	(34)	8	(116)	(63)	(48)	(14)	(16)
Contract cost	(9)	(2)	(11)	(45)	(67)	(30)	(6)	(14)
Spare parts profit	13	9	(5)	21	38	102	96	(25)
Contract estimates	-	-	-	-	-	-	(8)	-
Not adjusted	(4)	2	2	5	5	(15)	(6)	12
Adjusted	$4,519	$4,921	$4,861	$6,441	$20,742	$16,720	$17,222	$15,518

(a)
Amounts for 2003 have been revised to correct an error in the spare parts profit adjustments previously reported in our filing on Form 8-K dated January 18, 2008. This correction decreased 2003 net earnings by $202 million, correcting an adjustment of the same amount previously attributed to one correction in 2002.

Note 31

Subsequent Event

On February 4, 2008, we acquired most of Merrill Lynch and Co., Inc.’s wholly-owned middle-market commercial finance business, Merrill Lynch Capital. This acquisition of over $12 billion in assets expands our Commercial Finance business, and was primarily funded through the issuance of debt by GECS in the first quarter of 2008.

GE 2007 ANNUAL REPORT PAGE 105

Notes to Consolidated Financial Statements

Our Businesses

A description of operating segments for General Electric Company and consolidated affiliates as of December 31, 2007, and the basis for presentation in this report, follows.

Infrastructure

Jet engines, aerospace systems and equipment, replacement parts and repair and maintenance services for all categories of commercial aircraft; for a wide variety of military aircraft, including fighters, bombers, tankers and helicopters; for marine applications; and for executive and regional aircraft. Products and services are sold worldwide to airframe manufacturers, airlines and government agencies.

Transportation products and maintenance services, including diesel electric locomotives, transit propulsion equipment, motorized wheels for off-highway vehicles, gearing technology for wind turbines, drill motors, marine and stationary power generation, and railway signaling and office systems.

Financial products to airlines, aircraft operators, owners, lenders and investors, including leases, aircraft purchasing and trading, loans, engine/spare parts financing, fleet planning and financial advisory services.

Power plant products and services, including design, installation, operation and maintenance services are sold into global markets. Gas, steam and aeroderivative turbines, generators, combined cycle systems, controls and related services, including total asset optimization solutions, equipment upgrades and long-term maintenance service agreements are sold to power generation and other industrial customers. Renewable energy solutions include wind turbines and solar technology. Advanced technology equipment, principally compressors and turbines, and associated services (including pipeline inspection and integrity solutions) for applications across the oil and gas industry from the wellhead through distribution by pipeline. The acquisition of Vetco Gray has added products, systems and services for onshore and offshore drilling, completion and production to the portfolio.

Water treatment services and equipment, including specialty chemical treatment programs, water purification equipment, mobile treatment systems and desalination processes.

Financial products to the global energy and water industries include structured and common equity, debt, leasing, project finance, broad-based commercial finance and investments in operating leases.

Commercial Finance

Loans, leases and other financial services to customers, including manufacturers, distributors and end-users for a variety of equipment and major capital assets. These assets include industrial-related facilities and equipment; commercial and residential real estate; vehicles; corporate aircraft; and equipment used in many industries, including the construction, manufacturing, transportation, telecommunications and healthcare industries.

GE Money

Private-label credit cards; personal loans; bank cards; auto loans and leases; mortgages; debt consolidation; home equity loans; corporate travel and purchasing cards; deposits and other savings products; small and medium enterprise lending; and credit insurance on a global basis.

Healthcare

Diagnostic imaging systems such as magnetic resonance (MR), computed tomography (CT) and positron emission tomography (PET) scanners, X-ray, nuclear imaging and ultrasound. Patient monitoring, diagnostic cardiology, bone densitometry, anesthesia, oxygen therapy, neonatal and critical care devices. Related services, including equipment monitoring and repair, information technologies and customer productivity services. Diagnostic imaging agents used in medical scanning procedures, products used in the purification of biopharmaceuticals, and tools for protein and cellular analysis for pharmaceutical and academic research. Products and services are sold worldwide to hospitals, medical facilities, pharmaceutical and biotechnology companies, and to the life science research market.

NBC Universal

Principal businesses are the broadcast of U.S. network television, production and distribution of motion pictures and television programs, operation of 26 television stations, operation of cable/satellite television networks around the world, operation of theme parks, and investment and programming activities in digital media and the Internet.

Industrial

Major appliances and related services for products such as refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners and residential water system products. These products are distributed both to retail outlets and direct to consumers, mainly for the replacement market, and to building contractors and distributors for new installations. Lighting products include a wide variety of lamps and lighting fixtures, including light-emitting diodes. Electrical distribution and control equipment includes power delivery and control products such as transformers, meters and relays. Products and services are sold in North America and in global markets under various GE and private-label brands.

Measurement equipment (products and subsystems for sensing temperature, flow rates, humidity, pressure and inspection equipment that monitors and tests materials without disassembly or damaging them). Security equipment and systems, including intrusion and access control systems, video surveillance and sensor monitoring equipment, integrated facility monitoring systems and explosive detection systems. A broad range of automation hardware and software. Markets are extremely diverse. Products and services are sold to residential, commercial and industrial end-users, including utilities; original equipment manufacturers; electrical distributors; retail outlets; airports; railways; and transit authorities. Increasingly, products and services are developed for and sold in global markets.

GE 2007 ANNUAL REPORT PAGE 106

Supplemental Information

Financial Measures that Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under U.S. Securities and Exchange Commission rules. Specifically, we have referred, in various sections of this Annual Report, to:

•	Organic revenue growth in 2007, 2006, 2005, 2004 and 2003

•	Growth in industrial cash from operating activities (CFOA) in 2007

•	Free cash flow in 2007, 2006, 2005 and 2004

•	Operating profit margins in 2007, 2006, 2005, 2004 and 2003

•	Average total shareowners’ equity, excluding effects of discontinued operations

•	GE earnings from continuing operations before income taxes excluding GECS earnings from continuing operations and the corresponding effective tax rates, for the three years ended December 31, 2007

•	GE income tax rate excluding GECS earnings for the three years ended December 31, 2007

•	Delinquency rates on certain financing receivables of the Commercial Finance and GE Money segments for 2007, 2006 and 2005

The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Organic Revenue Growth in 2007

(In millions)	2007	2006	% change

GE consolidated revenues as reported	$172,738	$151,843
Less the effects of
Acquisitions, business dispositions (other than dispositions of businesses acquired for investment) and currency
exchange rates	12,803	4,992
The 2006 Olympics broadcasts	-	684
GE consolidated revenues excluding the effects of
acquisitions, business dispositions (other than dispositions of businesses acquired for investment), currency exchange
rates and the 2006 Olympics broadcasts (organic revenues)	$159,935	$146,167	9%

Organic Revenue Growth in 2006

(In millions)	2006	2005	% change

GE consolidated revenues as reported	$151,843	$136,580
Less the effects of
Acquisitions, business dispositions (other than dispositions of businesses acquired for investment) and currency
exchange rates	5,213	2,750
The 2006 Olympics broadcasts	684	-
Investigation-related adjustments
Revenue recognition	(416)	(142)
GECS interest rate swaps	197	540
Reclassifications of discontinued operations	(11,132)	(11,234)
GE consolidated revenues excluding the effects of acquisitions, business dispositions (other than dispositions of businesses acquired for investment) , currency exchange rates, the 2006
Olympics broadcasts, investigation- related adjustments and
reclassifications of discontinued operations (organic revenues)	$157,297	$144,666	9%

Organic Revenue Growth in 2005

(In millions)	2005	2004	% change

GE consolidated revenues as reported	$136,580	$124,176
Less the effects of
Acquisitions, business dispositions (other than
dispositions of businesses acquired for investment)
and currency exchange rates	8,275	3,818
The 2004 Olympics broadcasts	-	927
Investigation-related adjustments
Revenue recognition	(142)	160
GECS interest rate swaps	540	518
SFAS 133	-	503
Reclassifications of discontinued operations	(11,234)	(10,275)
GE consolidated revenues excluding the effects of acquisitions, business dispositions (other than dispositions of businesses acquired for investment), currency exchange rates, the 2004
Olympics broadcasts, investigation-related adjustments and
reclassifications of discontinued operations (organic revenues)	$139,141	$128,525	8%
Three-year average			9%

GE 2007 ANNUAL REPORT PAGE 107

Supplemental Information

Organic Revenue Growth in 2004

(In millions)	2004	2003	% change

GE consolidated revenues as reported	$124,176	$104,624
Less the effects of
Acquisitions, business dispositions (other than
dispositions of businesses acquired for
investment) and currency exchange rates	19,219	1,262
Insurance	4,002	4,466
Energy	17,348	19,082
Investigation-related adjustments
Revenue recognition	160	(45)
GECS interest rate swaps	518	535
SFAS 133	503	454
Reclassifications of discontinued operations	(10,275)	(8,752)
GE consolidated revenues excluding the effects of acquisitions, business dispositions (other than dispositions of businesses acquired for investment) , currency exchange rates, Insurance,
Energy, investigation-related adjustments and reclassifications
of discontinued operations (organic revenues)	$92,701	$87,622	6%

Organic Revenue Growth in 2003

(In millions)	2003	2002	% change

GE consolidated revenues as reported	$104,624	$103,071
Less the effects of
Acquisitions, business dispositions (other than dispositions of businesses acquired for
investment) and currency exchange rates	6,516	1,953
Insurance	4,466	4,930
Energy	18,462	22,926
Investigation-related adjustments
Revenue recognition	(45)	(183)
GECS interest rate swaps	535	(1,889)
SFAS 133	454	16
Reclassifications of discontinued operations	(8,752)	(8,713)
GE consolidated revenues excluding the effects of acquisitions, business dispositions (other than dispositions of businesses acquired for investment) , currency exchange rates,
investigation- related adjustments and reclassifications
of discontinued operations adjustments (organic revenues)	$82,988	$84,031	(1)%

Growth in Industrial CFOA

(In millions)	2007	2006	% change

Cash from GE’s operating activities as reported	$23,301	$23,772
Less dividends from GECS	7,291	9,847
Cash from GE’s operating activities excluding dividends
from GECS (industrial CFOA)	$16,010	$13,925	15%

Free Cash Flow

(In millions)	2007	2006	2005	2004	2003

GE cash flow from operating activities - continuing
operations as reported	$23,301	$23,772	$19,902	$13,765	$11,615
Adjusted for the effects of
Additions to property, plant and equipment	(2,968)	(2,913)	(2,225)	(1,818)	(1,673)
Proceeds from sales of discontinued operations	10,826	1,987	—	—	—
Proceeds from principal business dispositions	1,047	1,497	267	707	85
Dividends paid to shareowners	(11,492)	(10,420)	(9,352)	(8,278)	(7,643)
All other investing activities	(1,697)	100	1,519	705	64
GE cash flow from operating activities - continuing operations as reported less the effects of proceeds from sales of
discontinued operations, additions to property, plant and
equipment, proceeds from principal business dispositions,
dividends paid to shareowners, and all other investing
activities (free cash flow)	$19,017	$14,023	$10,111	$5,081	$2,448

GE 2007 ANNUAL REPORT PAGE 108

Supplemental Information

Operating Profit Margin

	2007		2006		2005		2004		2003
($ in millions)	Revenues	Operating profit	Revenues	Operating profit	Revenues	Operating profit	Revenues	Operating profit	Revenues	Operating profit

As reported
Infrastructure	$57,925	$10,810	$46,965	$8,848	$41,695	$7,711	$37,488	$6,798	$36,595	$7,349
Industrial	17,725	1,743	17,741	1,602	17,060	1,308	15,921	1,027	14,658	850
Healthcare	16,997	3,056	16,560	3,142	15,016	2,601	13,411	2,263	10,167	1,686
NBC Universal	15,416	3,107	16,188	2,919	14,689	3,092	12,886	2,558	6,871	1,998
	108,063	18,716	97,454	16,511	88,460	14,712	79,706	12,646	68,291	11,883
Less effects of
Financial
Services
components reported in
Infrastructure	7,244	1,935	6,018	1,869	5,044	1,475	4,305	975	3,791	822
Inter-company trans-
actions between
GE and Financial
Services
components	(555)	-	(542)	-	(60)	-	-	-	-	-
GE industrial
operating profit
margin excluding
the effects of the
GE industrial
portion of
Corporate items
and eliminations	$101,374	$16,781	$91,978	$14,642	$83,476	$13,237	$75,401	$11,671	$64,500	$11,061

		2007		2006		2005		2004		2003

Operating profit
percentage		16.6%		15.9%		15.9%		15.5%		17.1%

Average Total Shareowners’ Equity, Excluding Effects of Discontinued Operations(a)

December 31 (In millions)	2007	2006	2005	2004	2003

Average total shareowners’ equity(b)	$113,842	$109,174	$110,998	$94,521	$71,367
Less the effects of
Cumulative earnings from discontinued operations	-	-	2,094	2,985	1,543
Average net investment in discontinued operations	3,640	11,658	13,298	(5,222)	(7,978)
Average total shareowners’ equity, excluding effects of
discontinued operations(a)	$110,202	$97,516	$95,606	$96,758	$77,802

(a)	Used for computing return on average shareowners’ equity and return on average total capital invested shown in the Selected Financial Data section.
(b)	On an annual basis, calculated using a five-point average.

GE 2007 ANNUAL REPORT PAGE 109

Supplemental Information

U.S. GAAP requires earnings of discontinued operations to be displayed separately in the Statement of Earnings. Accordingly, the numerators used in our calculations of returns on average shareowners’ equity and average total capital invested, presented in the Selected Financial Data section, exclude those earnings (losses). Further, we believe that it is appropriate to exclude from the denominators, specifically the average total shareowners’ equity component, the cumulative effect of those earnings for each of the years for which related discontinued operations were presented, as well as our average net investment in discontinued operations since the second half of 2005. Had we disposed of these operations before mid-2005, proceeds would have been applied to reduce parent-supported debt at GE Capital; however, since parent-supported debt at GE Capital was retired in the first half of 2005, we have assumed that any proceeds after that time would have been distributed to shareowners by means of share repurchases, thus reducing average total shareowners’ equity.

Definitions indicating how the above-named ratios are calculated using average total shareowners’ equity, excluding effects of discontinued operations, can be found in the Glossary.

GE Income Tax Rate, Excluding GECS Earnings

(In millions)	2007	2006	2005

GE earnings from continuing operations before income taxes	$25,262	$21,932	$20,032
Less GECS earnings from continuing operations	12,428	10,255	9,004
Total	$12,834	$11,677	$11,028
GE provision for income taxes	$2,794	$2,552	$2,678
GE effective tax rate, excluding GECS earnings	21.8%	21.9%	24.3%

Reconciliation of U.S. Federal Statutory Income Tax Rate to GE Income Tax Rate, Excluding GECS Earnings

	2007	2006	2005

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from
Tax on global activities including exports	(9.9)	(12.2)	(9.1)
U.S. business credits	(0.6)	(0.7)	(0.3)
All other-net	(2.7)	(0.2)	(1.3)
	(13.2)	(13.1)	(10.7)
GE income tax rate, excluding GECS earnings	21.8%	21.9%	24.3%

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, events or trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see our revenue growth without the effect of acquisitions, dispositions and currency exchange rates, and without the effects of the 2006 and 2004 Olympics broadcasts, the investigation-related adjustments and the reclassification of discontinued operations, which if included would overshadow trends in ongoing revenues. Similarly, we believe that investors would find it useful to compare our 2007 operating cash flow against our 2006 operating cash flow without the effects of GECS dividends, which can vary from period to period, and to compare our GE industrial segment’s operating margins without the effects of the financial services businesses within Infrastructure.

We also believe that the sum of GE CFOA plus GE cash from investing activities less the amounts paid for principal businesses purchased and dividends paid represents an informative measure of cash available for investing and financing activities that we refer to as free cash flow.

Delinquency Rates on Certain Financing Receivables

Delinquency rates on managed Commercial Finance equipment loans and leases and managed GE Money financing receivables follow.

COMMERCIAL FINANCE

December 31	2007	2006	2005

Managed	1.21%	1.22%	1.31%
Off-book	0.71	0.52	0.76
On-book	1.33	1.42	1.53

GE MONEY

December 31	2007	2006	2005

Managed	5.36%	5.21%	5.34%
U.S.	5.52	4.93	5.00
Non-U.S.	5.30	5.32	5.47
Off-book	6.59	5.49	5.28
U.S.	6.64	5.49	5.28
Non-U.S.	(a)	(a)	(a)
On-book	5.20	5.19	5.35
U.S.	4.78	4.70	4.89
Non-U.S.	5.31	5.32	5.47

(a)	Not meaningful.

GE 2007 ANNUAL REPORT PAGE 110

Supplemental Information

The increase in off-book delinquency for GE Money in the U.S. from 5.49% at December 31, 2006, to 6.64% at December 31, 2007, reflects both a change in the mix of the receivables securitized during 2007-for example, our Care Credit receivables which generally have a higher delinquency rate than our core private label credit card portfolio-as well as the rise in delinquency across the broader portfolio of U.S. credit card receivables.

We believe that delinquency rates on managed financing receivables provide a useful perspective on our on and off-book portfolio quality and are key indicators of financial performance.

GE 2007 ANNUAL REPORT PAGE 111

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

DISCONTINUED OPERATIONS Certain businesses we have sold or committed to sell within the next year and which will no longer be part of our ongoing operations. The net earnings, assets and liabilities, and cash flows of such businesses are separately classified on our Statement of Earnings, Statement of Financial Position and Statement of Cash Flows, respectively, for all periods presented.

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

INTANGIBLE ASSET A non-financial asset lacking physical substance, such as goodwill, patents, licenses, trademarks and customer relationships.

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

MONETIZATION Sale of financial assets to a third party for cash. For example, we sell certain loans, credit card receivables and trade receivables to third-party financial buyers, typically providing

GE 2007 ANNUAL REPORT PAGE 112

Glossary

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

PRODUCT SERVICES AGREEMENTS Contractual commitments, with multiple-year terms, to provide specified services for products in our Infrastructure installed base-for example, monitoring, maintenance, overhaul and spare parts for a gas turbine/generator set installed in a customer’s power plant.

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

RETURN ON AVERAGE SHAREOWNERS’ EQUITY Earnings from continuing operations before accounting changes divided by average total shareowners’ equity, excluding effects of discontinued operations (on an annual basis, calculated using a five-point average). Average total shareowners’ equity, excluding effects of discontinued operations, as of the end of each of the years in the five-year period ended December 31, 2007, is described in the Supplemental Information section.

RETURN ON AVERAGE TOTAL CAPITAL INVESTED For GE, earnings from continuing operations before accounting changes plus the sum of after-tax interest and other financial charges and minority interest, divided by the sum of the averages of total shareowners’ equity (excluding effects of discontinued operations), borrowings, mandatorily redeemable preferred stock and minority interest (on an annual basis, calculated using a five-point average). Average total shareowners’ equity, excluding effects of discontinued operations as of the end of each of the years in the five-year period ended December 31, 2007, is described in the Supplemental Information section.

SECURITIZATION A process whereby loans or other receivables are packaged, underwritten and sold to investors. In a typical transaction, assets are sold to a special purpose entity, which purchases the assets with cash raised through issuance of beneficial interests (usually debt instruments) to third-party investors. Whether or not credit risk associated with the securitized assets is retained by the seller depends on the structure of the securitization. See “Monetization” and “Variable Interest Entity.”

SUBPRIME For purposes of GE Money related discussion, subprime includes credit card, installment and revolving loans to U.S. borrowers whose FICO credit score is less than 660. FICO credit scores are a widely accepted rating of individual consumer creditworthiness.

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

GE 2007 ANNUAL REPORT PAGE 113